Form 10-K405, Exhibit 13
period 1994-12-31
THOMAS INDUSTRIES INC
filed 1995-03-22
CIK 97886

Management's Discussion and Analysis
of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Net income for 1994 was $10.5 million, an increase of $6.7 million, or 177% over 1993; while net sales increased to $456.6 million in 1994 from $450.1 million in 1993. The 1994 net income includes an after-tax gain of $3.0 million from the sale of two noncore divisions. After adjusting for the divestitures, net sales for 1994 increased 5.6% over 1993.

Results for 1993 showed improvement over 1992, with net sales up 7% and net income of $3.8 million in 1993 versus a $2.0 million loss in 1992. The 1993 net income and 1992 net loss include after-tax charges of $2.0 million and $4.0 million, respectively, for certain restructuring expenses.

The Compressors and Vacuum Pumps Segment continued to extend its record growth. Net sales in the Segment of $146.3 million increased 14% in 1994 over 1993 following an increase of 16% in 1993 over 1992. The increases for both years are attributable to the growth of the Original Equipment Manufacturers
(OEM) medical products market and the continued successful introduction of new products for new applications. European sales grew 12% in 1994, rebounding from flat sales in 1993 compared to 1992. Operating income for the Segment grew by 12% in 1994 over 1993, principally due to volume increases. Operating income for 1993 was 37% higher than for 1992, due to higher volumes.

The Lighting Segment net sales of $304 million in 1994 were 2% higher than in 1993, after a 4% increase in 1993 over 1992. Both increases resulted from slightly higher unit volumes due to the improved construction markets. Operating income for the Lighting Segment improved to $4.9 million in 1994, up from $.1 million in 1993 and $2.7 million in 1992. The 1994 level was a 34% improvement over 1993 after excluding the $3.5 million pretax restructuring charge in 1993 referenced above. This improvement was in part due to the reduced costs resulting from the restructuring actions as well as additional cost savings and improved operating efficiencies introduced over the past three years in response to the soft lighting market conditions. Exclusive of the 1993 and 1992 restructuring charges, the 1993 operating income was down $2.6 million from 1992 in part due to the significant competitive pricing pressures experienced by the Consumer and Commercial & Industrial lighting operations during the year. Significant efforts were made during 1994 and 1993 to focus on more profitable product offerings. The 1994 Lighting Segment results include a gain of $2.0 million due to LIFO inventory quantity reductions at certain operating divisions, while 1993 results include a gain of $1.9 million due to a change in the method of applying LIFO for certain inventories within the Lighting Segment.

The 1993 net income includes an after-tax charge of $2.0 million related primarily to exiting the Company's Long Island facility and the sale of a product line within the Commercial & Industrial Lighting Division. The 1992 net income includes an after-tax charge of $4.0 million for the costs associated with restructuring and consolidating certain of the operations within the Lighting Segment and other operations.

In 1994, the Company recorded an after-tax gain of $3.0 million from the sale of the Portland Willamette and Builders Brass Works Divisions. These operations, whose products were fireplace screens and accessories and architectural door hardware and controls, were divested as part of the Company's strategy to focus on its two core businesses--Lighting and Compressors & Vacuum Pumps.

Interest expense for 1994 was down $1.1 million or 10% from 1993, principally due to reduced levels of short-term bank borrowings during 1994. In 1993, interest expense was 1% lower than 1992 as the benefit from lower short-term rates during 1993 offset the increase in short-term bank borrowings.

The Company, like other similar manufacturers, is subject to environmental rules and regulations regarding the use, disposal, and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed properly to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters.

During 1994, the Company employed an average of 3,200 people, down from 3,400 in 1993 and 3,500 in 1992, primarily due to the staff reductions resulting from the divestitures, restructuring and effected consolidation plans.

LIQUIDITY AND SOURCES OF CAPITAL

Cash and cash equivalents increased to $5.1 million at December 31, 1994, compared to $2.4 million at year-end 1993 and $3.5 million at year-end 1992. Cash flows from operations during 1994 amounted to $20.2 million compared to $15.7 million in 1993 and $10.7 million in 1992. These funds, along with the net change in cash on hand and the proceeds from the divestitures, have been utilized in funding of capital expenditures and dividends over the three-year period, along with the net pay down of short-term and long-term debt during 1992, 1993 and 1994 totaling $14.0 million.

Working capital decreased $.9 million during 1994 from the December 31, 1993, level which had increased $8.0 million from year-end 1992. The 1993 working capital includes the recognition of a $7.0 million deferred tax asset, resulting from the required change in accounting for income taxes. Accounts receivable and inventory levels remain essentially unchanged from 1993 to 1994. Notes payable to banks have decreased from December 31, 1993, principally due to the application of the positive cash flows generated, while current portion of long-term debt increased $6.6 million due to the scheduled principal payments in 1995.

                                       1994       1993       1992
Working capital                      $77,558    $78,466    $70,448
Current ratio                           2.00       2.06       2.01
Long-term debt                       $79,693    $87,509    $89,900
Long-term debt as a % of capital        37.3%      41.2%      41.0%


Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth, and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $14 million are not restricted at December 31, 1994.

As of December 31, 1994, the Company had available credit of $68 million with banks under short-term borrowing arrangements and a revolving line of credit, $61 million of which was available at year-end. Anticipated funds from operations, along with available short-term credit and other resources, are expected to be sufficient to meet cash requirements in the year ahead. Cash in excess of operating requirements will continue to be invested in high grade, short-term securities.

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On February 9, 1995, there were 2,686 security holders of record. High and low stock prices and dividends (see Note 6) for the last two years were:

                             1994                         1993
                                      Cash                          Cash
                   Market Price     Dividends     Market Price    Dividends
Quarter Ended    High        Low    Declared    High       Low    Declared
March 31       $16-3/8     $13-1/4    $.10    $11-1/4    $ 9-1/8    $.10
June 30         15-3/4      13-1/8     .10     12-3/8     10-3/8     .10
September 30    15-3/8      14         .10     14         10-1/4     .10
December 31     15          12-3/4     .10     13-1/4     10-5/8     .10


CONSOLIDATED STATEMENTS OF INCOME                      YEARS ENDED DECEMBER 31
Dollars in thousands, except share data
                                               1994       1993       1992
Net sales                                    $456,565   $450,149   $420,754

Cost of products sold                         329,338    326,396    303,428
                                              -------    -------    -------
  Gross profit                                127,227    123,753    117,326

Selling, general and administrative expenses  104,091    102,440    101,473
Restructuring costs (Note 3)                        _      3,500      5,925
Interest expense                                9,225     10,279     10,428
Interest income and other (Note 2)             (4,287)      (286)      (748)
                                              -------    -------    -------
                                              109,029    115,933    117,078

  Income before income taxes                   18,198      7,820        248

Income taxes (Note 4)                           7,656      4,015      2,280
                                              -------    -------    -------
  Net income (loss)                          $ 10,542   $  3,805   $ (2,032)

  Net income (loss) per share (Note 1)       $   1.05   $    .38   $   (.20)

CONSOLIDATED BALANCE SHEETS                                        DECEMBER 31
Dollars in thousands, except share data
                                                              1994      1993
ASSETS
Current assets:
  Cash and cash equivalents                                $  5,050  $  2,364
  Accounts receivable, less allowance
     ($1,773 - 1994; $1,763 - 1993)                          61,075    61,214
  Inventories (Note 1)                                       72,902    72,164
  Deferred income taxes (Note 4)                              5,874     7,031
  Other current assets                                       10,454    10,057
                                                            -------   -------
    Total current assets                                    155,355   152,830

Property, plant and equipment, net (Note 1)                  75,962    76,587
Intangible assets, net (Note 1)                              62,532    63,818
Other assets (Note 4)                                        11,222     9,525
                                                            -------   -------
    Total assets                                           $305,071  $302,760

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks                                   $  8,252  $ 15,870
  Accounts payable                                           25,892    24,562
  Accrued expenses and other current liabilities
    (Notes 4 and 10)                                         33,814    30,721
  Dividends payable                                           1,007     1,005
  Current portion of long-term debt (Note 5)                  8,832     2,206
                                                            -------   -------
    Total current liabilities                                77,797    74,364

Deferred income taxes (Note 4)                                7,684     8,342
Long-term debt, less current portion (Note 5)                79,693    87,509
Minimum pension liability (Note 7)                            1,759     4,322
Other long-term liabilities                                   4,372     3,174

Shareholders' equity (Notes 5, 6 and 7):
  Preferred stock, $1 par value, 3,000,000 shares                 -         -
    authorized--none issued
  Common stock, $1 par value, authorized shares:
    60,000,000; shares issued:  1994--11,447,873;
    1993--11,415,790                                         11,448    11,416
  Capital surplus                                           117,557   117,264
  Retained earnings                                          31,264    24,746
  Equity adjustment from translation of foreign currency     (2,478)   (2,156)
  Minimum pension liability adjustment                       (1,045)   (3,241)
  Less cost of treasury shares (1994 and 1993--1,366,695
    shares)                                                 (22,980)  (22,980)
                                                            -------   -------
    Total shareholders' equity                              133,766   125,049
Commitments and contingencies (Note 9)                      -------   -------
Total liabilities and shareholders' equity                 $305,071  $302,760

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS'        EQUITY YEARS ENDED DECEMBER 31

Dollars in thousands
                                         1994         1993         1992
Common stock:
  Beginning of year                    $ 11,416     $ 11,378     $ 11,377
  Stock options exercised                    32           38            1
                                        -------      -------      -------
    End of year                          11,448        1,416       11,378

Capital surplus:
  Beginning of year                     117,264      116,910      116,903
  Stock options exercised                   293          354            7
                                        -------      -------      -------
    End of year                         117,557      117,264      116,910

Retained earnings:
  Beginning of year                      24,746       24,955       30,991
  Net income (loss)                      10,542        3,805       (2,032)
  Cash dividends of $.40 per share       (4,024)      (4,014)      (4,004)
                                        -------      -------      -------
    End of year                          31,264       24,746       24,955

Equity adjustment from translation
  of foreign currency:
    Beginning of year                    (2,156)        (718)       2,284
    Deferred adjustment                    (322)      (1,438)      (3,002)
                                        -------      -------      -------
      End of year                        (2,478)      (2,156)        (718)

Minimum pension liability adjustment:
  Beginning of year                      (3,241)           _            _
  Adjustment (Note 7)                     2,196       (3,241)           _
                                        -------      -------      -------
    End of year                          (1,045)      (3,241)           _

Treasury shares                         (22,980)     (22,980)     (22,980)
                                        -------      -------      -------
    Total shareholders' equity         $133,766     $125,049     $129,545


See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS                  YEARS ENDED DECEMBER 31
Dollars in thousands
                                                     1994     1993     1992
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                $10,542  $ 3,805  $(2,032)
  Reconciliation of net income (loss) to net
    cash provided by operating activities:
      Depreciation and amortization                 15,524   16,517   16,339
      Noncash portion of restructuring costs             _    3,500    4,911
      Deferred income taxes                          1,391   (1,850)  (2,492)
      Provision for losses on accounts receivable      705    1,040    1,921
      Gain on asset disposal, net                   (4,223)       _        _
      Changes in operating assets and liabilities
        net of effect of divestitures:
          Accounts receivable                       (3,412)  (6,087)  (2,143)
          Inventories                               (4,739)  (1,907)  (9,654)
          Other current assets                       1,004   (1,143)     (77)
          Accounts payable                           1,565    1,446    5,153
          Accrued expenses and other liabilities     1,037      432     (805)
          Other                                        822      (50)    (404)
                                                    ------   ------   ------
      Net cash provided by operating activities     20,216   15,703   10,717

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment        (16,301) (13,908) (13,152)
  Proceeds from sale of property, plant and
    equipment and other assets                      12,747      311    1,715
  Other                                                  _        _     (442)
                                                    ------   ------   ------
    Net cash used in investing activities           (3,554) (13,597) (11,879)

CASH FLOWS FROM FINANCING ACTIVITIES:
  (Payments on) proceeds from short-term debt, net  (8,615)   3,330        _
  Payments on long-term debt                        (1,508)  (2,927)  (4,281)
  Dividends paid                                    (4,022)  (4,011)  (4,905)
  Other                                                169      327     (301)
                                                    ------   ------   ------
    Net cash used in financing activities          (13,976)  (3,281)  (9,487)

    Increase (decrease) in cash and cash
      equivalents                                    2,686   (1,175) (10,649)

Cash and cash equivalents at beginning of year       2,364    3,539   14,188
                                                    ------   ------   ------
    Cash and cash equivalents at end of year       $ 5,050  $ 2,364  $ 3,539

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 1) ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Thomas Industries Inc. and subsidiaries (the Company). Equity in minority-owned affiliates is accounted for using the equity method, under which the Company's share of earnings of these affiliates is included in income as earned. Intercompany accounts and transactions are eliminated.

Inventories: Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 79% of consolidated inventories at December 31, 1994 and 1993. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. The U.S. manufacturing operations previously using the FIFO method adopted LIFO in 1993. The effect of this change on net income for the year ended December 31, 1993, was not significant. In addition, in 1993, the Company changed its method of applying LIFO for certain inventories within the Lighting Segment as required by changes in the nature of the Company's business. The effect of this change on the results of operations for the year ended December 31, 1993, was to increase net income in the fourth quarter by approximately $1,148,000 ($.11 per share). The Company believes these changes are preferable because they provide a better matching of costs with related revenues. The cumulative effect of these changes and the pro forma effects on prior years' earnings have not been included because such effects cannot be reasonably determined. The impact on the Company's first, second and third quarters of 1993 was not material.

Inventory quantities at certain operating divisions decreased in 1994. As a result, cost of products sold includes cost of inventories based on prior years' LIFO values which were less than current replacement costs, the effect of which increased net income by $1,192,000 ($.12 per share) in 1994.

Dollars in thousands

  Inventories consist of the following:              1994         1993
  Finished goods                                   $31,417       $33,374
  Raw materials                                     29,970        26,969
  Work in process                                   11,515        11,821
                                                    ------        ------
  Total inventories                                $72,902       $72,164

On a current cost basis, inventories would have been $13,494,000 and $16,992,000 higher than that reported at December 31, 1994 and 1993, respectively.

Notes to Consolidated Financial Statements

Property, Plant and Equipment: The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives.

Dollars in thousands

  Property, plant and equipment consist of the following:     1994       1993
  Land                                                     $  6,210   $  6,379
  Buildings                                                  30,295     33,390
  Leasehold improvements                                     10,210      9,455
  Machinery and equipment                                    95,345     97,699
                                                            -------    -------
                                                            142,060    146,923

  Accumulated depreciation and amortization                  66,098     70,336

  Total property, plant and equipment, net                 $ 75,962   $ 76,587

Intangible Assets: Intangible assets represent the excess of cost over the fair value of net assets of companies acquired and are stated net of accumulated amortization of $14,294,000 and $12,176,000 at December 31, 1994 and 1993, respectively. The excess is being amortized over 40 years by the straight-line method.

Net Income (Loss) Per Share: Net income (loss) per share is based on the weighted daily average number of common shares outstanding during the year. Outstanding stock options have an insignificant dilutive effect.

Research and Development Costs: Research and development costs, which include costs of product improvements and design, are expensed as incurred ($12,705,000 in 1994, $12,431,000 in 1993 and $12,464,000 in 1992).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments: Various methods and assumptions were used by the Company in estimating its fair value disclosures for significant financial instruments. Fair values of cash equivalents approximate their carrying amount because they are highly liquid investments with a maturity of less than three months when purchased. The fair value of short-term debt approximates its carrying amount. The fair value of long-term debt is based on the present value of the underlying cash flows discounted at the current estimated borrowing rates available to the Company.

Other: Certain prior year amounts have been reclassified to conform to the current year presentation.

(NOTE 2)  DIVESTITURES

In the first quarter of 1994, the Company sold its Oliver-MacLeod Division. Oliver-MacLeod manufactures factory-built chimneys and zero clearance fireplaces. No gain or loss resulted from the transaction.

In the second quarter of 1994, the Company sold its Portland Willamette and Builders Brass Works Divisions. Portland Willamette manufactures fireplace screens and related accessories. Builders Brass Works manufactures architectural hardware and door controls. These transactions resulted in a pretax gain of $4,175,000 and a net gain of $3,000,000 ($.30 per share).

Proceeds from these transactions included cash of $10,900,000 and interest-bearing, secured notes receivable of $4,500,000.

(NOTE 3)  RESTRUCTURING COSTS

During the fourth quarter of 1993, the Company recorded a $3,500,000 ($2,040,000 after-tax) restructuring charge to further consolidate its commercial and industrial lighting operations. The restructuring charge included the costs associated with exiting the Company's Long Island facility and the discontinuance and sale of a product line.

During the first quarter of 1992, the Company recorded a $5,925,000 ($3,986,000 after-tax) charge for the costs associated with restructuring and consolidating certain of its operations. The restructuring included the nonrecurring costs of severance payments, relocation, environmental remediation and disposal of assets related to the consolidation of certain operations in the Lighting Segment. This included the closing of one of three consumer lighting plants, disposition of the Company's electronic ballast technology and related assets, and the consolidation of certain manufacturing and administrative functions. Other charges relate to the discontinuance of a joint venture and other nonproducing assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 4)  INCOME TAXES

Effective January 1, 1993, the Company adopted the asset and liability method of SFAS No. 109, "Accounting for Income Taxes." The Company previously used the asset and liability method under SFAS No. 96, "Accounting for Income Taxes." The effect of this change on net income for 1993 was not significant.

Dollars in thousands

  A summary of the provision for income
  taxes follows:                            1994      1993      1992
  Currently payable:
    Federal                               $ 3,614   $ 3,545   $ 3,352
    State                                     850     1,100       810
    Foreign                                 1,801     1,220       610
                                           ------    ------    ------
                                            6,265     5,865     4,772
  Deferred:
    Federal and state                       1,366    (2,200)   (2,662)
    Foreign                                    25       350       170
                                           ______    ______    ______
                                            1,391    (1,850)   (2,492)
                                           ______    ______    ______
  Total provision for income taxes        $ 7,656   $ 4,015   $ 2,280

  The components of the provision
  (benefit) for deferred income taxes
  are as follows:                           1994      1993      1992

  Organization restructuring              $  814    $ (983)   $(1,638)
  Depreciation                              (382)     (414)      (850)
  Inventory valuation                        944      (598)         _
  Other                                       15       145         (4)
  Total provision for deferred income     ------     ------    ------
  taxes                                  $ 1,391    $(1,850)  $(2,492)

  The components of the deferred tax assets and
  deferred tax liabilities at December 31 are
  as follows:                                         1994      1993

  Deferred tax assets:
    Net operating loss carryforwards                $ 2,713   $ 3,078
    Reserve for uncollectible accounts receivable       524       538
    Inventory valuation                               1,516     1,566
    Accrued compensation expenses                     2,798     2,652
    Organization restructuring                        2,244     3,058
    Other                                               217       504
                                                     ------    ------
                                                     10,012    11,396

    Less valuation allowance                          2,713     3,078
                                                     ------    ------
  Deferred tax assets                               $ 7,299   $ 8,318

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands
  (Continued)                                           1994         1993
Deferred tax liabilities:
  Depreciation of fixed assets                        $ 6,167      $ 6,669
  Inventory valuation                                   1,394            -
  Pension expense                                         938          904
  Other                                                   590          769
                                                       ------       ------
Deferred tax liabilities                                9,089        8,342
                                                       ------       ------
Net deferred tax liability                            $ 1,790      $    24

Classification:
  Current asset                                       $ 5,874      $ 7,031
  Long-term asset                                       1,425        1,287

  Current liability                                     1,405            -
  Long-term liability                                   7,684        8,342
                                                       ------       ------
Net deferred tax liability                            $ 1,790      $    24

SFAS No. 109 requires that deferred tax assets and liabilities are classified according to the related asset and liability classification on the balance sheet.

The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences, net of the valuation allowance of $2,713,000. The valuation allowance is provided for loss carryforwards in states and foreign jurisdictions, the realization of which is not assured within the carryforward periods.

Dollars in thousands

The U.S. and foreign components of income (loss)
before income taxes follow:                      1994      1993      1992
Income (loss) before income taxes:
  United States                                $13,628   $ 5,669   $ 2,538
  Foreign                                        4,570     2,151    (2,290)
                                                ------    ------    ------
Income before income taxes                     $18,198   $ 7,820   $   248

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands

A reconciliation of the normal statutory federal
income tax with the Company's provision for
Income taxes follows:                               1994      1993      1992
  Income taxes computed at U.S. statutory rates   $ 6,369   $ 2,659   $    84
  State income taxes, net of federal taxes            553       570       350
  Nondeductible amortization of intangible assets     561       538       538
  Currently (utilizable) unutilizable
    benefit of foreign losses                        (262)      429     1,229
  Effect of foreign tax rates                         343       395       303
  Refunds and overaccruals of prior years' taxes        _      (532)        _
  Other                                                92       (44)     (224)
                                                   ------    ------    ------
  Total income taxes                              $ 7,656   $ 4,015   $ 2,280

The Company's foreign subsidiaries have accumulated undistributed earnings ($17,900,000) on which U.S. taxes have not been provided. Under current tax regulations and with the availability of certain tax credits, it is management's belief that the likelihood of the Company incurring significant taxes on any distribution of such accumulated earnings is remote. Dividends, if any, would be paid principally from current earnings.

At December 31, 1994, the Company had foreign net operating loss carryforwards for financial reporting purposes of approximately $6,100,000. For income tax purposes, these carryforwards are approximately $5,500,000 and expire $5,300,000 and $200,000 on January 1, 2000 and 2001, respectively.

The Company made federal, state and foreign income tax payments of $7,025,000 in 1994, $4,655,000 in 1993 and $4,147,000 in 1992.

(NOTE 5) LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Dollars in thousands

A summary of long-term debt follows:                1994          1993
Domestic:
  9.36%, due through 2005                         $77,270       $85,000
  Other                                               860         1,221

Foreign (Germany):
  7.28% (variable), due through 1996                1,420         1,267
  Other                                               143            21
                                                   ------        ------
Total long-term debt                              $79,693       $87,509

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the Company' long-term debt at December 31, 1994 approximates its carrying value.

Maturities of long-term debt for the next five years are as follows: 1995-- $8,832,000; 1996--$8,943,000; 1997--$8,850,000; 1998--$7,740,000 and 1999--
$7,730,000.

Certain loan agreements include restrictions on working capital and tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $14,000,000 are not restricted at December 31, 1994.

The Company has a $50,000,000 variable rate revolving line of credit expiring July 14, 1995. In addition, the Company has short-term lines of credit under which it may borrow up to $18,000,000, expiring on various dates in 1995. The Company plans to renew these lines annually.

Actual cash paid for interest was $9,253,000 in 1994, $10,185,000 in 1993 and $10,454,000 in 1992.

(NOTE 6)  SHAREHOLDERS' EQUITY

At the April 21, 1994 Annual Meeting, the Company's shareholders approved a Nonemployee Director Stock Option Plan. Under the Plan, each continuing non-employee director in office on the date of each annual meeting is awarded a stock option for the purchase of 2,000 shares of common stock at not less than market value at date of grant. The Plan provides for options to be awarded at each annual meeting beginning in 1994 and continuing through 2004 or until 250,000 options have been granted.

Under the Company's 1987 Incentive Stock Plan, options may be granted to employees through 1997 at not less than market value at date of grant and expire ten years after date of grant.

The Company's 1977 Incentive Stock Plan, amended in 1982 for the issuance of incentive stock options, terminated in 1987, except with respect to outstanding options which will remain exercisable until 1997.

A summary of outstanding stock options
for all plans follows:                         1994      1993      1992
  Outstanding at beginning of year           412,801    456,068   387,710
  Granted at $13.37 to $14.87 per share
    in 1994, $10.00 to $12.62 in 1993,
    and $10.00 in 1992                       205,500    105,000    76,750
  Canceled or expired                        (28,167)  (110,025)   (7,457)
  Exercised at $9.87 to $10.75 per share
    in 1994, $9.87 to $10.80 in 1993,
    and $8.65 in 1992                        (32,083)   (38,242)     (935)
                                             -------    -------   -------
  Outstanding at end of year                 558,051    412,801   456,068


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options outstanding at December 31, 1994, of which 292,967 options were exercisable, had option prices ranging from $9.87 to $18.75 (with an average option price of $12.88) and expire at various dates between December 12, 1995 and December 14, 2004. There were 270,176 shares reserved for future grant, of which 230,000 shares are reserved for the Nonemployee Director Stock Option Plan.

On December 23, 1987, the Company's Board of Directors authorized the repurchase, at management's discretion, of up to 1,000,000 shares of its common stock in the open market or through privately negotiated transactions. At December 31, 1994, 377,023 shares had been purchased at a cost of $5,759,000 (none purchased since 1991).

The Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan) in 1987 pursuant to which preferred stock purchase rights (the Rights) were declared and distributed to the holders of the Company's common stock. On October 18, 1991, the Board of Directors of the Company adopted certain amendments to the Rights Plan. The Rights Plan, as amended, provides that the Rights separate from the common stock and become exercisable if a person or group of persons working together acquires at least 20% of the common stock (a 20% Acquisition) or announces a tender offer which would result in ownership by that person or group of at least 20% of the common stock (a 20% Tender Offer). Upon a 20% Acquisition, the holders of Rights may purchase the common stock at half-price. If following the separation of the Rights from the common stock the Company is acquired in a merger or sale of assets, holders of Rights may purchase the acquiring company's stock at half-price.

Notwithstanding the foregoing discussion, under the Rights Plan, the Board of Directors has flexibility in certain events. In order to provide maximum flexibility, the Board of Directors may delay the date upon which the Rights become exercisable in the event of a 20% Tender Offer. In addition, the Board of Directors has the option to exchange one share of common stock for each outstanding Right at any time after a 20% Acquisition but before the acquirer has purchased 50% of the outstanding common stock. The Rights may also be redeemed at two cents per Right at any time prior to a 20% Acquisition or a 20% Tender Offer.

(NOTE 7)  RETIREMENT PLANS

The Company has noncontributory defined benefit pension plans principally covering its hourly union employees. Such plans primarily provide flat benefits of stated amounts for each year of service. The Company's policy is to fund pension costs deductible for income tax purposes.

The Company also sponsors defined contribution pension plans covering substantially all employees whose compensation is not determined by collective bargaining. Annual contributions are determined by the Board of Directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands

  A summary of pension expense follows:               1994     1993     1992
  Defined benefit plans:
    Service cost-benefits earned during the period  $   503  $   448  $   415
    Interest cost on projected benefit obligation     1,492    1,518    1,472
    Actual return on plan assets                         (3)  (1,735)  (1,494)
    Net amortization and deferral                    (1,394)     114      (98)
                                                     ------   ------   ------
  Net pension cost of defined benefit plans             598      345      295
  Defined contribution plans                          2,540    1,214      364
  Multi-employer plans for certain union
    employees and other                                 264      450      572
                                                     ------   ------   ------
  Total pension expense                             $ 3,402  $ 2,009  $ 1,231

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans:

Dollars in thousands
                                                 1994                         1993
                                    ----------------------------  -----------------------------
                                     Plans Whose    Plans Whose    Plans Whose    Plans Whose
                                    Assets Exceed   Accumulated   Assets Exceed   Accumulated
                                     Accumulated  Benefits Exceed  Accumulated  Benefits Exceed
                                      Benefits        Assets        Benefits        Assets
Actuarial present value of
  benefit obligations:
  Vested benefit obligation           $ 8,674        $ 8,477        $ 4,135         $16,985
  Accumulated benefit obligation        8,968          8,658          4,166          17,616

  Projected benefit obligation          9,331          8,658          4,600          17,616
Plan assets at fair value               9,376          8,023          5,064          15,443
                                       ------         ------         ------          ------
Projected benefit obligation less
  than (in excess of) plan assets          45           (635)           464          (2,173)
Unrecognized net loss                     590          1,045             72           3,241
Unrecognized net obligation,
  net of amortization                     647            714              2           1,081
Adjustment required to recognize
  minimum liability                         _         (1,759)             _          (4,322)
                                       ------         ------         ------          ------
Prepaid pension asset (liability)     $ 1,282        $  (635)       $   538         $(2,173)

At December 31, 1994, approximately 95% of plan assets were invested in listed stocks and bonds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands

  The assumptions used in the accounting for the
  funded status of defined benefit plans follow:       1994     1993     1992
  Weighted average discount rates                      9.00%    7.50%    8.75%
  Rates of increase in compensation levels             5.00%    5.00%    5.00%
  Expected long-term rate of return on assets          9.00%    9.00%    9.00%

(NOTE 8)  OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides postretirement medical and life insurance benefits for certain retirees and employees. Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This statement requires the cost of postretirement benefits to be accrued during the service lives of employees. The Company elected the prospective method of recognizing the accumulated postretirement benefit obligation. The effect of adopting SFAS No. 106 on 1993 on-going operations was an increase in expense of $294,000 ($176,000 net of income tax benefit). Prior to 1993, the Company recognized the cost of these benefits on the cash basis.

The following table presents the plans' funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 1994 and 1993:

Dollars in thousands

  Accumulated postretirement
  benefit obligation:                             1994            1993
  Retiree participants                          $ 4,637         $ 5,325
  Fully eligible active participants                398             410
  Other active participants                       1,225           1,300
                                                 ------          ------
                                                  6,260           7,035

  Unrecognized prior service cost                   (42)              -
  Unrecognized net loss                            (631)           (798)
  Unrecognized transition obligation             (4,162)         (4,393)
  Previously recognized liability                     -            (705)
                                                 ------          ------
  Accrued postretirement benefit cost
    included in other liabilities                $ 1,425        $ 1,139


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands

  Net periodic postretirement benefit cost for
  1994 and 1993 includes the following components:       1994     1993
  Service cost                                           $ 93     $ 80
  Interest cost                                           491      468
  Net amortization and deferral                           294      231
                                                          ---      ---
  Net periodic postretirement benefit cost               $878     $779


For measurement purposes, a 10% annual rate of increase in the per capita cost of future health benefits was assumed for 1995; the rate was assumed to decrease gradually to 5.5% by the year 2004, converging toward the assumed long-term rate of 5% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $580,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1994 by $60,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 9% and 7.25% as of December 31, 1994 and 1993, respectively.

(NOTE 9)  LEASES, COMMITMENTS AND CONTINGENCIES

Total rental expense amounted to $4,840,000 in 1994, $5,321,000 in 1993 and $5,444,000 in 1992. Future minimum rentals (on leases in effect at December 31, 1994) for the five years ending December 31, 1999, and in the aggregate thereafter, are as follows: 1995--$3,222,000; 1996--$2,831,000; 1997--
$2,366,000; 1998--$2,009,000; 1999--$1,576,000 and thereafter--$7,115,000.
Capital leases are not significant.

The Company has various letters of credit outstanding in the amount of $9,658,000 at December 31, 1994.

The Company is involved in environmental remedial efforts at certain of its present and former locations. When costs can be reasonably estimated, the Company records appropriate liabilities for such matters.

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings. When costs can be reasonably estimated, the Company records appropriate liabilities for such matters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 10)  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Dollars in thousands

  A summary of accrued expenses and other
  current liabilities follows:                     1994        1993
  Accrued wages, taxes and withholdings          $ 7,757     $ 6,791
  Accrued insurance                                5,926       5,698
  Accrued retirement expense                       3,448       2,024
  Accrued sales expense                            3,786       3,254
  Accrued interest expense                         3,322       3,350
  Income taxes payable                             2,091       3,571
  Accrued restructuring costs                      1,945       2,549
  Other current liabilities                        5,539       3,484
  Total accrued expenses and other current        ------      ------
    liabilities                                  $33,814     $30,721

(NOTE 11)  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 1994 and 1993:

Dollars in thousands, except per share data

                                                                                 Net Income
                Net Sales          Gross Profit          Net Income               Per Share
             1994      1993       1994      1993     1994          1993        1994        1993
  1st Qtr. $109,391  $112,074  $ 29,650  $ 29,653  $ 1,011        $  655      $ .10        $.07
  2nd Qtr.  117,288   111,001    32,815    30,128    5,046 (1)(2)  1,175        .50 (1)(2)  .12
  3rd Qtr.  119,035   117,322    33,937    31,217    2,820 (2)     1,552        .28 (2)     .15
  4th Qtr.  110,851   109,752    30,825    32,755    1,665 (2)       423 (3)    .17 (2)     .04 (3)
            -------   -------   -------   -------    ------        -----       ----         ---
           $456,565  $450,149  $127,227  $123,753   $10,542       $3,805      $1.05        $.38

(1) Net income in the second quarter of 1994 includes a gain of $3,000,000 ($.30 per share) from the sale of the Builders Brass Works and the Portland Willamette Divisions.

(2) Net income in the second, third and fourth quarters of 1994 includes gains of $440,000 ($.04 per share), $280,000 ($.03 per share) and $472,000 ($.05 per share), respectively, from the reduction of LIFO inventory quantities.

(3) Net income in the fourth quarter of 1993 includes a charge of $2,040,000 ($.20 per share) for restructuring costs, and a credit of $1,148,000 ($.11 per share) from a change in the method of applying LIFO as required by changes in the nature of the Company's business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 12)  INDUSTRY SEGMENT INFORMATION
Dollars in thousands

Industry segment
information follows:

                                                  Compressors
                                                    & Vacuum
                                       Lighting       Pumps      Other     Corporate   Consolidated
  1994
  Net sales                            $304,047     $146,323    $ 6,195           _      $456,565
  Operating income (loss)                 4,856       29,252       (263)          _        33,845
  General corporate expenses                  _            _          _     $10,709        10,709
  Identifiable assets                   213,904       76,753          _      14,414       305,071
  Depreciation and
    amortization expense                  9,829        5,224        241         230        15,524
  Capital expenditures                    6,364        9,758         83          96        16,301

  1993
  Net sales                            $298,432     $127,896     $23,821          _      $450,149
  Operating income                          120       26,183         710          _        27,013
  General corporate expenses                  _            _           _    $ 9,200         9,200
  Identifiable assets                   221,343       62,323      14,099      4,995       302,760
  Depreciation and
    amortization expense                 10,955        4,578         725        259        16,517
  Capital expenditures                    6,966        6,237         579        126        13,908

  1992
  Net sales                            $286,417     $110,022     $24,315          _      $420,754
  Operating income                        2,659       19,147         412          _        22,218
  General corporate expenses                  _            _           _    $ 9,969         9,969
  Identifiable assets                   214,561       59,976      14,876      5,040       294,453
  Depreciation and
    amortization expense                 10,974        4,331         768        266        16,339
  Capital expenditures                    7,806        4,384         521        441        13,152


Intersegment and interlocation sales are not significant and have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses (including applicable restructuring costs), excluding interest, general corporate expenses, other income, and income taxes. Capital expenditures exclude property, plant and equipment of acquired companies at date of acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands

Information by
geographic area follows:                 United
                                         States     Canada    Europe   Eliminations   Consolidated
1994
  Net sales to unaffiliated customers   $381,195   $31,605   $43,765            _       $456,565
  Inter-area sales                         9,879       266     5,248     $(15,393)             _
                                         -------    ------    ------      -------        -------
  Total net sales                        391,074    31,871    49,013      (15,393)       456,565
  Operating income                        28,719       412     4,714            _         33,845
  Identifiable assets                    253,372    22,653    29,046            _        305,071


1993
  Net sales to unaffiliated customers   $379,968   $31,268   $38,913            _       $450,149
  Inter-area sales                         5,716        83     4,586     $(10,385)             _
                                         -------    ------    ------      -------        -------
  Total net sales                        385,684    31,351    43,499      (10,385)       450,149
  Operating income (loss)                 22,716       (60)    4,357            _         27,013
  Identifiable assets                    250,433    27,113    25,214            _        302,760

1992
  Net sales to unaffiliated customers   $348,160   $34,303   $38,291            _       $420,754
  Inter-area sales                         5,444       153     5,271      $(10,868)            _
                                         -------    ------    ------       -------       -------
  Total net sales                        353,604    34,456    43,562       (10,868)      420,754
  Operating income (loss)                 21,758    (3,276)    3,736             _        22,218
  Identifiable assets                    239,056    27,284    28,113             _       294,453


FINANCIAL REVIEW

RESPONSIBILITY FOR FINANCIAL REPORTING

The Board of Directors and Shareholders
Thomas Industries Inc.

The financial statements herein have been prepared under management direction from accounting records which management believes present fairly the transactions and financial position of the Company. They were developed in accordance with generally accepted accounting principles appropriate in the circumstances.

Management has established internal control systems and procedures, including an internal audit function, to provide reasonable assurance that assets are maintained and accounted for in accordance with its authorizations and that transactions are recorded in a manner to ensure reliable financial information. The Company has a formally stated and communicated policy demanding of employees high ethical standards in their conduct of its business.

The Audit Committee of the Board of Directors is composed of outside directors who meet regularly with management, internal auditors, and independent auditors to review audit plans and fees, independence of auditors, internal controls, financial reports, and related matters. The Committee has unrestricted access to the independent and internal auditors with or without management attendance.


/S/ Timothy C. Brown                           /S/ Phillip J. Stuecker
Timothy C. Brown                               Phillip J. Stuecker
President and                                  Vice President of Finance
Chief Executive Officer                        Chief Financial Officer
                                               Secretary

Louisville, Kentucky
February 9, 1995

FINANCIAL REVIEW

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Thomas Industries Inc.:

We have audited the accompanying consolidated balance sheets of Thomas Industries Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of Thomas Industries Inc. and subsidiaries for the year ended December 31, 1992, were audited by other auditors whose report thereon dated February 11, 1993, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1994 and 1993 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas Industries Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." As discussed in Note 4, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of SFAS No. 109, "Accounting for Income Taxes." As discussed in
Note 1, the Company changed its method of accounting for certain inventories in 1993.



/S/ KPMG Peat Marwick LLP

Louisville, Kentucky
February 9, 1995

11 YEAR SUMMARY OF OPERATIONS AND STATISTICS

Dollars in thousands except per share
                                          1994        1993        1992        1991        1990        1989
Earnings Statistics (A)
  Net sales                             $456,565    $450,149    $420,754    $408,365    $461,725    $436,577
  Cost of products sold                  329,338     326,396     303,428     294,900     327,993     305,092
  Selling, general and administrative
    expenses                             104,091     102,440     101,473      96,206     103,380     100,705
  Interest expense                         9,225      10,279      10,428      11,004      12,198      10,464
  Income before income taxes              18,198       7,820         248       7,248      20,186      34,791
    As a % of net sales                      4.0%        1.7%        0.1%        1.8%        4.4%        8.0%
  Income taxes                             7,656       4,015       2,280       3,460       8,484      14,175
  Effective tax rate                        42.1%       51.3%        N/A        47.7%       42.0%       40.7%
  Net income (loss)                       10,542       3,805 (D)  (2,032) (E)  3,788      11,702      20,616

Financial Position (A)
  Working capital                        $77,558     $78,466     $70,448     $77,332     $91,483    $105,028
  Current ratio                         2.0 to 1    2.1 to 1    2.0 to 1    2.2 to 1    2.4 to 1    2.4 to 1
  Property, plant and equipment, net      75,962      76,587      79,799      84,446      87,208      80,675
  Total assets                           305,071     302,760     294,453     303,032     323,350     333,327
  Return on ending assets                    3.5%        1.3%       (0.7)%       1.3%        3.6%        6.2%
  Long-term debt                          79,693      87,509      89,900      93,309     108,853     117,254
  Long-term debt to total capital           37.3%       41.2%       41.0%       40.2%       43.4%       45.8%
  Shareholders' equity                   133,766     125,049     129,545     138,575     141,694     138,999
  Return on average shareholders' equity     8.1%        3.0%       (1.5)%       2.7%        8.3%       15.6%

Data Per Common Share (B)
  Net income (loss)                        $1.05        $.38       ($.20)       $.38       $1.15       $2.02
  Dividends declared:  cash                  .40         .40         .40         .76         .76         .73
                       stock
  Shareholders' equity                     13.27       12.44       12.94       13.84       14.15       13.59
  Price range                             16-3/8          14      14-1/8      14-3/4      20-7/8      20-5/8
                                        - 12-3/4     - 9-1/8     - 8-3/8     - 9-1/4     - 9-1/4    - 17-5/8
  Closing price                           14-3/8      13-1/8       9-1/8          12          10      20-1/4
  Price/earnings ratio                      13.7        34.5         N/A        31.6         8.7        10.0

Other Data
  Cash dividends declared                 $4,024      $4,014      $4,004      $7,608      $7,726      $7,437
  Expenditures for property, plant
    and equipment (C)                     16,301      13,908      13,152      11,636      17,161      20,974
  Depreciation and amortization           15,524      16,517      16,339      16,096      15,658      11,512
  Average number of employees              3,190       3,390       3,480       3,530       3,930       3,700
  Sales per average number of employees    143.1       132.8       120.9       115.7       117.5       118.0
  Number of shareholders of record         2,677       2,903       3,154       3,308       3,249       3,386
  Average number common shares
    outstanding (B)                   10,060,436  10,035,172  10,010,746  10,010,000  10,178,547  10,183,513

Segment Information (A)
  Net sales
    Lighting                            $304,047    $298,432    $286,417    $282,964    $332,802    $306,146
    Compressors & Vacuum Pumps           146,323     127,896     110,022      99,444      98,355      87,466
    Other                                  6,195      23,821      24,315      25,957      30,568      42,965
                                         -------     -------     -------     -------     -------     -------
  Total net sales                       $456,565    $450,149    $420,754    $408,365    $461,725    $436,577

  Operating income (loss)
    Lighting                             $ 4,856     $   120 (D) $ 2,659 (E) $ 7,910     $23,746     $22,135
    Compressors & Vacuum Pumps            29,252      26,183      19,147      16,883      15,050      15,113
    Other                                   (263)        710         412       1,133       1,195       4,558
                                          ------      ------      ------      ------      ------      ------
  Total operating income                 $33,845     $27,013     $22,218     $25,926     $39,991     $41,806

11 YEAR SUMMARY OF OPERATIONS AND STATISTICS <CONTINUED>
                                             1988        1987        1986        1985        1984
Earnings Statistics (A)
  Net sales                                $347,578    $321,911    $296,195    $294,711    $275,679
  Cost of products sold                     237,586     212,271     197,125     199,029     186,774
  Selling, general and administrative
    expenses                                 83,212      80,160      72,322      66,910      60,229
  Interest expense                            3,983       3,500       2,615       4,018       3,613
  Income before income taxes                 29,567      29,516      24,216      27,480      28,449
    As a % of net sales                         8.5%        9.2%        8.2%        9.3%       10.3%
  Income taxes                               11,060 (F)  12,380      11,460      11,247      12,594
  Effective tax rate                           37.4%       41.9%       47.3%       40.9%       44.3%
  Net income (loss)                          18,507      17,136      12,756      16,233      15,855

Financial Position (A)
  Working capital                           $78,180     $84,752     $73,939     $70,224     $83,167
  Current ratio                            2.7 to 1    3.3 to 1    3.8 to 1    3.3 to 1    3.6 to 1
  Property, plant and equipment, net         44,133      37,957      32,541      31,488      33,212
  Total assets                              207,624     208,182     168,812     166,179     178,214
  Return on ending assets                       8.9%        8.2%        7.6%        9.8%        8.9%
  Long-term debt                             32,790      35,294      20,133      22,329      43,074
  Long-term debt to total capital              20.8%       21.4%       14.6%       16.9%       30.1%
  Shareholders' equity                      124,701     129,773     117,411     109,962      99,851
  Return on average shareholders' equity       14.5%       13.9%       11.2%       15.5%       16.7%

Data Per Common Share (B)
  Net income (loss)                           $1.70       $1.56       $1.17       $1.50       $1.47
  Dividends declared:  cash                     .66         .62         .56         .53         .49
                       stock                      5%          5%         10%          5%         10%
  Shareholders' equity                        12.25       11.78       10.72       10.11        9.25
  Price range                                23-3/8      20-1/2      22-1/8      17-1/8      14-7/8
                                             - 15      - 13-1/4      - 14      - 11-7/8     - 9-3/4
  Closing price                              18-1/2      14-3/4      14-5/8      17-1/8      14-3/8
  Price/earnings ratio                         10.9         9.5        12.5        11.4         9.7

Other Data
  Cash dividends declared                    $7,211      $6,793      $6,130      $5,794      $5,243
  Expenditures for property, plant
    and equipment (C)                        14,583       9,723       7,017       7,395       7,090
  Depreciation and amortization               8,494       7,313       6,096       6,017       5,446
  Average number of employees                 3,170       3,140       3,080       3,160       3,180
  Sales per average number of employees       109.6       102.5        96.2        93.3        86.7
  Number of shareholders of record            3,530       3,702       3,830       3,940       4,000
  Average number common shares
    outstanding (B)                      10,916,302  10,999,754  10,920,883  10,833,894  10,788,728

Segment Information (A)
  Net sales
    Lighting                               $217,811    $201,785    $201,694    $186,617    $156,941
    Compressors & Vacuum Pumps               67,259      51,650      34,787      35,511      39,647
    Other                                    62,508      68,476      59,714      72,583      79,091
                                            -------     -------     -------     -------     -------
  Total net sales                          $347,578    $321,911    $296,195    $294,711    $275,679

  Operating income (loss)
    Lighting                                $16,957     $21,467     $22,737     $20,976     $17,110
    Compressors & Vacuum Pumps               12,029       8,742       3,206 (G)   6,484       8,268
    Other                                     6,660       8,305       6,174       7,314       9,222
                                             ------      ------      ------      ------      ------
  Total operating income                    $35,646     $38,514     $32,117     $34,774     $34,600

Note: See accompanying Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations

(A) Acquisitions and divestitures--major acquisitions during the period include Capri and Gardco in 1984, Lumec and ASF GmbH in 1987, and Day-Brite in 1989. Major divestitures and the effect on net income in the year of divestiture include North American Decorative Products and Lennon Wallpaper (minority interests), Pouliot Designs, and Paint Applicator in 1988 for a gain of $2,598,000; the Tool and Fastener Division in 1989 for a gain of $5,223,000; and Builders Brass Works and Portland Willamette in 1994 for a gain of $3,000,000
(B)  Adjusted for stock dividends
(C) Does not include property, plant and equipment of companies at dates acquired
(D) Includes pretax charge of $3,500,000, or $2,040,000 after-tax, for restructuring costs
(E) Includes pretax charge of $3,604,000 allocated to Lighting ($5,925,000 total), or $3,986,000 after-tax, for restructuring costs
(F) Includes credit of $800,000 cumulative effect of change in accounting for income taxes
(G)  Includes pretax charge of $2,600,000 litigation settlement


OFFICERS AND BOARD OF DIRECTORS

CORPORATE OFFICERS
Timothy C. Brown               Bernard R. Berntson         Peter Bissinger
President                      Vice President,             Vice President,
Chief Executive Officer        General Manager             General Manager
Chairman, Executive Committee  North American Compressor   European Compressor
                               Group                       Group

Richard J. Crossland           Gilbert R. Grady, Jr.       Clifford C. Moulton
Vice President                 Vice President              Vice President
Lighting Group Manager         Corporate Human Resources   Compressor & Vacuum
                                                           Pump Group Manager

Ronald D. Schneider            C. Barr Schuler             Phillip J. Stuecker
Vice President                 Vice President              Vice President of
Lighting Operations            Corporate Development       Finance
                               Treasurer                   Chief Financial
                                                           Officer
                                                           Secretary

David J. Stumler               Ronald D. Wiseman
Assistant Secretary            Controller
                               Assistant Secretary

BOARD OF DIRECTORS

Timothy C. Brown 1*,5          Walter S. Davis 1        Peter P. Donis 2*,3,5
Louisville, Kentucky           (Retiring 4/20/95)       Peoria, Illinois
President                      Milwaukee, Wisconsin     Retired President
Chief Executive Officer        Chairman of the Board    Caterpillar Inc.
Chairman, Executive            Thomas Industries Inc.
 Committee                     Attorney and Member
Thomas Industries Inc.         Davis & Kuelthau, S.C.

Wallace H. Dunbar  3           Roger P. Eklund  1,5*    H. Joseph Ferguson 4*
Louisville, Kentucky           Chicago, Illinois        Portland, Oregon
Chairman                       Attorney and Partner     Founder and Director
Americo Group                  Eklund and Eklund        Ferguson, Wellman,
                                                        Rudd, Purdy &
                                                        Van Winkle, Inc.

Gene P. Gardner  2             Lawrence E. Gloyd  1,3*  Ralph D. Ketchum 1,3,5
Louisville, Kentucky           Rockford, Illinois       Cleveland, Ohio
Chairman                       Chairman, President and  President
Beaver Dam Coal Company        Chief Executive Officer  RDK Capital Inc.
                               CLARCOR

Franklin J. Lunding, Jr.  4    Bernard W. Rogers,  2,4
Monterey, California           (Retiring 4/20/95)
Attorney                       McLean, Virginia
Private Practice               General
                               U.S. Army (Retired)

1.  Member of the Executive Committttee (*-Chairman)
2.  Member of the Audit Committee (*-Chairman)
3.  Member of the Compensation Committee (*-Chairman)
4.  Member of the Investment Committee (*-Chairman)
5.  Member of the Nominating Committee (*-Chairman)


DIVISIONS AND SUBSIDIARIES

LIGHTING GROUP
Richard J. Crossland         David J. Stumler       Donald S. Varshine
Corporate Vice President     Vice President,        Vice President
Lighting Group Manager       Lighting, Finance      Logistics
                             Corporate Assistant
                             Secretary

Andy Ashley                  Ronald D. Schneider
Vice President               Corporate Vice President
Sales                        Lighting Operations

DIVISION MANAGERS            THOMAS LIGHTING BRANDS
Robert T. Armstrong          CAPRI--Specification grade downlighting,
Vice President,              distributor grade downlighting, track
General Manager              lighting
Commercial & Industrial
Division                     MATRIX--Controls
Tupelo, Mississippi
                             DAY-BRITE--Fluorescent and H.I.D. lighting
Richard S. Buehner           systems including floodlighting, sports
General Manager              lighting, VDT lighting, and HI/LO warehouse
Consumer Division            lighting
Louisville, Kentucky
                             EMCO--Economy area luminaires
William T. Gendron
Vice President,              GARDCO--High-performance area, flood, parking,
General Manager              and pathway lighting
Architectural Outdoor
Division                     LUMEC--Specification grade decorative/functional
San Leandro, California      street and area lighting

Jean Francois Simard         McPHILBEN--Architectural building mounted
President & General          lighting for outdoor applications as well as
Manager                      exits and electrical signage for commercial/
Lumec, Boisbriand, Quebec    industrial applications

Barry P. Thomson             OMEGA--Architectural grade specification
General Manager              downlighting
Canadian Division
Markham , Ontario            THOMAS--Decorative indoor and outdoor lighting
                             for the home and light commercial applications

                             LUMEC-SCHREDER--Roadway luminaires (joint venture)

                             THOMAS-SCHREDER--Tunnel lighting (joint venture)

OPERATIONS

R. Mark Norsworthy           YAMADA-DAY-BRITE--Commercial lighting
Vice President,              (joint venture, Tokyo, Japan)
Operations Manager
Hopkinsville, Kentucky,
and Dyersburg, Tennessee,
Facilities

Raymond L. Zaccagnini
Vice President,
Operations Manager
Tupelo, Mississippi, Facility


DIVISIONS AND SUBSIDIARIES

COMPRESSOR & VACUUM PUMP GROUP
Clifford C. Moulton
Corporate Vice President
Compressor & Vacuum Pump
Group Manager

Bernard R. Berntson          John R. Kuecker          Rainer K. Thielman
Corporate Vice President     Operations Manager       Operations Manager
General Manager              Monroe, Louisiana        Wuppertal, Germany
North American Group

Peter Bissinger              Klaus P. Moger
Corporate Vice President     Operations Manager
General Manager              Puchheim, Germany
European Group


Piston Air Compressors and Vacuum Pumps
Diaphragm Air Compressors and Vacuum Pumps
Rotary Vane Air Compressors and Vacuum Pumps
Vibrating Diaphragm/Linear Air Compressors and Vacuum Pumps
Peristaltic Liquid Pumps
Air Motors
Air Powered Vacuum Pumps

Operations in Sheboygan, Wisconsin; Monroe, Louisiana; Atlanta, Georgia; Puchheim, Memmingen, and Wuppertal, Germany; and Alton, England. Sales and Engineering in Taipei, Taiwan; Tokyo, Japan; and Joinville, Brazil. Purchasing and Sales in Bologna, Italy.

CORPORATE INFORMATION

THOMAS INDUSTRIES INC.
A Delaware Corporation

Executive Office
4360 Brownsboro Road, Suite 300
Post Office Box 35120
Louisville, Kentucky 40232
Telephone: 502/893-4600
An Equal Opportunity Employer

Annual Meeting
The annual meeting will be held at 10 a.m. on Thursday, April 20, 1995, at The Seelbach Hotel, Louisville, Kentucky. A notice will be mailed to each shareholder.

Form 10-K Report
Any beneficial shareholder will be furnished a copy of the Company's annual report on Form 10-K to the Securities and Exchange Commission, without exhibits, at no charge, upon written request to Phillip J. Stuecker, Secretary, at the Company's Executive Office.

Transfer Agent and Registrar
Wachovia Bank of North Carolina, N.A.
301 North Church Street (27102)
Post Office Box 3001
Winston-Salem, North Carolina 27105

Direct Deposit of Cash Dividends
For information concerning Thomas Industries Inc.'s Direct Deposit of Cash Dividends service, please contact:
Wachovia Bank of North Carolina, N.A.
Dividend Deposit Service
Corporate Trust Department
Post Office Box 3001
Winston-Salem, North Carolina 27105

Automatic Dividend Reinvestment Plan
An Automatic Dividend Reinvestment Plan--administered by Wachovia Bank of North Carolina, N.A.--is available to shareholders. The plan provides a convenient, low-cost method for shareholders to increase their ownership in Thomas Industries Inc. common stock. In addition, shareholders who elect to participate can make optional cash payments to purchase more Thomas
Industries Inc. shares. Participation may begin with any regularly scheduled dividend payment if an authorization form is completed and returned to the administrator prior to the dividend record date. Shareholders wishing further information may contact:

Wachovia Bank of North Carolina, N.A.
Dividend Reinvestment Section
Post Office Box 3001
Winston-Salem, North Carolina 27105

Stock Exchange
New York Stock Exchange
Symbol-TII