Form 10-K405, Exhibit 13
period 1995-12-31
THOMAS INDUSTRIES INC
filed 1996-03-22
CIK 97886

EXHIBIT 13
                                                                    TO FORM 10-K
                                                                      (12/31/95)

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  RESULTS OF OPERATIONS

  Net income for 1995 was $12.8 million, an increase of $2.3 million, or 21.9% over 1994; while net sales increased 7.4% to $490.6 million in 1995 from $456.6 million in 1994. The 1994 net income includes an after-tax gain of $3.0 million from the sale of two non-core divisions.

  Results for 1994 improved over 1993, with net income in 1994 increasing to $10.5 million versus $3.8 million in 1993. Net sales increased by 1.4% to $456.6 million in 1994 from $450.1 million in 1993. The 1993 net income includes an after-tax charge of $2.0 million for certain restructuring expenses.

  The Compressor and Vacuum Pump Segment achieved record net sales of $157.7 million, an increase of 7.8% over 1994, following an increase of 14.4% in 1994 over 1993. The increases for both years are attributable to the continued successful introduction of new products for new applications. The majority of the increase in net sales for 1995 was from the European operations. Operating income for the Segment decreased by 2.8% in 1995 from 1994, principally due to competitive pricing pressure in the North American medical market. Operating income for the Segment increased 11.7% in 1994 over 1993 primarily due to volume increases.

  The Lighting Segment net sales for 1995 of $332.8 million were also a record and represent an increase of 9.5% over 1994 net sales, after a 1.9% increase in 1994 over 1993. The increase in both years resulted principally from improvements in the Commercial & Industrial Division. Operating income for the Lighting Segment improved to $11.4 million in 1995, up from $4.9 million in 1994 and $.1 million in 1993. The 1995 operating income improvement of 135.3% over 1994 was due to volume increases and implementation of cost containment programs. The 1994 level was a 34.1% improvement over 1993 after excluding the $3.5 million pre-tax restructuring charge in 1993 referenced above. This improvement was in part due to the reduced costs resulting from the restructuring actions as well as additional cost savings and improved operating efficiencies introduced over the previous three years in response to the soft lighting market conditions. The 1994 Lighting Segment results include a gain of $2.0 million due to LIFO inventory quantity reductions at certain operating divisions, while the 1993 results include a gain of $1.9 million due to a change in the method of applying LIFO for certain inventories.

  In 1994, the Company recorded an after-tax gain of $3.0 million from the sales of the Portland Willamette and Builders Brass Works Divisions. The operations, whose products were fireplace screens and accessories and architectural hardware and door controls, were divested as part of the Company's strategy to focus on its two core businesses. The 1993 net income includes an after-tax charge of $2.0 million primarily related to exiting the Company's Long Island facility and the sale of a product line within the Commercial & Industrial Lighting Division.

  Interest expense for 1995 declined $1.0 million or 10.7% from 1994, due to reduced levels of long-term and short-term debt during 1995. In 1994, interest expense was 10.3% lower than 1993 due to reduced levels of short-term bank borrowings.

  The Company, like other similar manufacturers, is subject to environmental rules and regulations regarding the use, disposal, and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters.

  During 1995, the Company employed an average of 3,100 people, down from 3,190 in 1994 and 3,390 in 1993, primarily due to the staff reductions resulting from the divestitures, restructuring and effected consolidation plans.

  LIQUIDITY AND SOURCES OF CAPITAL

  Cash and cash equivalents increased to $18.3 million at December 31, 1995, compared to $5.1 million and $2.4 million at December 31, 1994 and 1993, respectively. Cash flows from operations were $38.0 million in 1995 compared to $20.2 million in 1994 and $15.7 million in 1993. These funds, along with the proceeds from divestitures, have been utilized in funding of capital expenditures and dividends over the three-year period, along with the net pay down of long-term and short-term debt during 1995, 1994, and 1993 totaling $19.9 million.

  Working capital increased $3.3 million during 1995 from the December 31, 1994, level which had decreased $.9 million from December 31, 1993. From 1994 to 1995, accounts receivable increased $.9 million on higher sales volume, while inventory levels decreased $4.8 million due to improved utilization. Notes payable to banks have decreased from December 31, 1994, principally due to the application of positive cash flows generated from operations.

                                               1995        1994        1993

       Working capital                      $80,837      $77,558     $78,466
       Current ratio                           1.96         2.00        2.06
       Long-term debt, less current portion $70,791      $79,693     $87,509
       Long-term debt to total capital         33.1%        37.3%       41.2%

  Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth, and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $20 million are not restricted at December 31, 1995.

  As of December 31, 1995, the Company had available credit of $69.9 million with banks under short-term borrowing arrangements and a revolving line of credit, $68.4 million of which was unused at year-end. Anticipated funds from operations, along with available short-term credit, are expected to be sufficient to meet cash requirements in the year ahead. Cash in excess of operating requirements will continue to be invested in high grade, short-term securities.

  NEW ACCOUNTING STANDARDS

  In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." For a discussion of this statement and its impact on the Company, please refer to Note Two of the Notes to the Consolidated Financial Statements on page 23.

  In October 1995, the FASB adopted Statement No. 123, "Accounting for Stock-Based Compensation." For a discussion of this statement and its impact on the Company, please refer to Note Seven of the Notes to the Consolidated Financial Statements on page 27.

  COMMON STOCK MARKET PRICES AND DIVIDENDS

  The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On February 7, 1996, there were 2,465 security holders of record. High and low stock prices and dividends for the last two years were:

  [CAPTION]

                                  1995                       1994
                                         Cash                      Cash
                       Market Price   Dividends  Market Price    Dividends
  Quarter Ended        High     Low    Declared  High     Low    Declared

  March 31           $    17 $13-5/8   $ .10    $16-3/8 $13-1/4   $ .10
  June 30             16-7/8  15-1/2     .10     15-3/4  13-1/8     .10
  September 30        20-1/4  16-1/8     .10     15-3/8      14     .10
  December 31         24-1/8  18-7/8     .10         15  12-3/4     .10

  CONSOLIDATED FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF INCOME

  Years ended December 31
  (In thousands, except share data)               1995       1994        1993

  Net sales                                    $490,573   $456,565   $450,149

  Cost of products sold                         352,551    329,338    326,396
       Gross profit                             138,022    127,227    123,753

  Selling, general and administrative expenses  108,284    104,091    102,440
  Restructuring costs                                 -          -      3,500
  Interest expense                                8,242      9,225     10,279
  Interest income and other                         443     (4,287)      (286)
                                                116,969    109,029    115,933
       Income before income taxes                21,053     18,198      7,820

  Income taxes                                    8,278      7,656      4,015
       Net income                              $ 12,775   $ 10,542   $  3,805

       Net income per share                    $   1.25   $   1.05   $    .38

  See accompanying notes.

  CONSOLIDATED BALANCE SHEETS

  December 31
  (In thousands, except share data)                        1995       1994

  Assets
  Current assets:
       Cash and cash equivalents                        $   18,305 $    5,050
       Accounts receivable, less allowance
       ($2,014 - 1995; $1,773 - 1994)                       61,975     61,075
       Inventories                                          68,065     72,902
       Deferred income taxes                                 5,775      5,874
       Other current assets                                 10,619     10,454
       Total current assets                                164,739    155,355

  Property, plant and equipment, net                        75,710     75,962
  Intangible assets, net                                    61,379     62,532
  Other assets                                              11,705     11,222
       Total assets                                     $  313,533 $  305,071

  Liabilities and Shareholders' Equity
  Current liabilities:
       Notes payable to banks                           $    7,679 $    8,252
       Accounts payable                                     27,778     25,892
       Accrued expenses and other current liabilities       38,427     33,814
       Dividends payable                                     1,010      1,007
       Current portion of long-term debt                     9,008      8,832
       Total current liabilities                            83,902     77,797

  Deferred income taxes                                      7,875      7,684
  Long-term debt, less current portion                      70,791     79,693
  Other long-term liabilities                                7,788      6,131
       Total liabilities                                   170,356    171,305

  Shareholders' equity:
       Preferred stock, $1 par value, 3,000,000 shares
       authorized - none issued                                  -          -
       Common stock, $1 par value, authorized shares:
       60,000,000; shares issued:  1995 - 11,485,865;
       1994 - 11,447,873                                    11,486     11,448
       Capital surplus                                     117,974    117,557
       Retained earnings                                    40,003     31,264
       Foreign currency translation                           (616)    (2,478)
       Minimum pension liability                            (2,690)    (1,045)
       Less cost of treasury shares (1,366,695 shares)     (22,980)   (22,980)
       Total shareholders' equity                          143,177    133,766
  Commitments and contingencies
       Total liabilities and shareholders' equity       $  313,533 $  305,071

  See accompanying notes.

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

  Years ended December 31
  (In thousands, except per share data)          1995        1994       1993

  Common stock:
       Beginning of year                      $ 11,448    $ 11,416   $ 11,378
       Stock options exercised                      38          32         38
       End of year                              11,486      11,448     11,416

  Capital surplus:
       Beginning of year                       117,557     117,264    116,910
       Stock options exercised                     417         293        354
       End of year                             117,974     117,557    117,264

  Retained earnings:
       Beginning of year                        31,264      24,746     24,955
       Net income                               12,775      10,542      3,805
       Cash dividends of $.40 per share         (4,036)     (4,024)    (4,014)
       End of year                              40,003      31,264     24,746

  Foreign currency translation:
       Beginning of year                        (2,478)     (2,156)      (718)
       Adjustment                                1,862        (322)    (1,438)
       End of year                                (616)     (2,478)    (2,156)

  Minimum pension liability:
       Beginning of year                        (1,045)     (3,241)         -
       Adjustment                               (1,645)       2,196    (3,241)
       End of year                              (2,690)     (1,045)    (3,241)

  Treasury shares                              (22,980)    (22,980)   (22,980)
       Total shareholders' equity             $143,177    $133,766   $125,049

  See accompanying notes.

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  Years ended December 31
  (In thousands)                                     1995       1994      1993

  Cash flows from operating activities:
       Net income                                 $ 12,775  $ 10,542  $  3,805
       Reconciliation of net income to net cash
       provided by operating activities:
       Depreciation and amortization                14,803    15,524    16,517
       Non-cash portion of restructuring costs           -         -     3,500
       Deferred income taxes                            75     1,391    (1,850)
       Provision for losses on accounts receivable     519       705     1,040
       (Gain) loss on asset disposals, net             123    (4,223)        -
       Changes in operating assets and liabilities
       net of effect of divestitures:
       Accounts receivable                          (1,037)   (3,412)   (6,087)
       Inventories                                   4,312    (4,739)   (1,907)
       Other current assets                          1,282     1,004    (1,143)
       Accounts payable                              1,779     1,565     1,446
       Accrued expenses and other liabilities        4,366     1,037       432
       Other                                        (1,021)      822       (50)
       Net cash provided by operating activities    37,976    20,216    15,703

  Cash flows from investing activities:
       Purchases of property, plant and equipment  (12,288)  (16,301)  (13,908)
       Proceeds from sales of property, plant and
       equipment and other assets                    1,458    12,747       311
       Net cash used in investing activities       (10,830)   (3,554)  (13,597)

  Cash flows from financing activities:
       (Payments on) proceeds from short-term
          debt, net                                 (1,231)   (8,615)    3,330
       Payments on long-term debt                   (8,914)   (1,508)   (2,927)
       Dividends paid                               (4,033)   (4,022)   (4,011)
       Other                                           287       169       327
       Net cash used in financing activities       (13,891)  (13,976)   (3,281)
       Increase (decrease) in cash and cash
        equivalents                                 13,255     2,686    (1,175)

  Cash and cash equivalents at beginning of year     5,050     2,364     3,539
       Cash and cash equivalents at end of year   $ 18,305  $  5,050  $  2,364

  See accompanying notes.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  NOTE ONE - DESCRIPTION OF BUSINESS

  Thomas Industries Inc. and subsidiaries (the Company) operate two core businesses; lighting and compressors & vacuum pumps. The Company designs, manufactures, markets and sells these products. Manufacturing facilities are located in North America and Europe with additional sales operations located in South America and Asia. Lighting products are sold principally in North America for commercial, industrial and consumer applications. Compressor and vacuum pump products are sold worldwide with principal markets in North America and Europe, primarily for applications of original equipment manufacturers.

  NOTE TWO - ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company. Affiliates not required to be consolidated are accounted for using the equity method, under which the Company's share of earnings of these affiliates is included in income as earned. Intercompany accounts and transactions are eliminated.

  INVENTORIES

  Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 74% and 79% of consolidated inventories at December 31, 1995 and 1994, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories consist of the following:

                         (In thousands)              1995        1994

                         Finished goods             $29,951    $31,417
                         Raw materials               25,107     29,970
                         Work in process             13,007     11,515
                         Total inventories          $68,065    $72,902

  On a current cost basis, inventories would have been $12,727,000 and $13,494,000 higher than that reported at December 31, 1995 and 1994, respectively.

  Inventory quantities at certain operating units decreased in 1994. As a result, cost of products sold included cost of inventories based on prior years' LIFO values which were less than current replacement costs, the effect of which increased net income by $1,192,000 ($.12 per share) in 1994.

  LONG-LIVED ASSETS

  PROPERTY, PLANT AND EQUIPMENT

  The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives. Property, plant and equipment consist of the following:

       (In thousands)                                1995       1994

       Land                                       $   6,258  $   6,210
       Buildings                                     30,950     30,295
       Leasehold improvements                        11,005     10,210
       Machinery and equipment                       98,690     95,345
                                                    146,903    142,060
       Accumulated depreciation and amortization     71,193     66,098
       Total property, plant and equipment, net    $ 75,710    $75,962

  INTANGIBLE ASSETS

  Intangible assets represent the excess of cost over the fair value of net assets of companies acquired and are stated net of accumulated amortization of $16,548,000 and $14,294,000 at December 31, 1995 and 1994, respectively.
  The excess is being amortized over 40 years by the straight-line method.

  In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 in the first quarter of fiscal year 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

  NET INCOME PER SHARE

  Net income per share is based on the weighted daily average number of common shares outstanding during the year, adjusted for the dilutive effect of common stock equivalents, consisting of stock options, calculated using the treasury stock method.

  RESEARCH AND DEVELOPMENT COSTS

  Research and development costs, which include costs of product improvements and design, are expensed as incurred ($13,405,000 in 1995, $12,705,000 in 1994 and $12,431,000 in 1993).

  FINANCIAL INSTRUMENTS

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

  USE OF ESTIMATES

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  OTHER

  Certain prior year amounts have been reclassified to conform to the current year presentation.

  NOTE THREE - DIVESTITURES

  In the first quarter of 1994, the Company sold its Oliver-MacLeod Division. Oliver-MacLeod manufactured factory-built chimneys and zero-clearance fireplaces. No gain or loss resulted from the transaction.

  In the second quarter of 1994, the Company sold its Portland Willamette and Builders Brass Works Divisions. Portland Willamette manufactured fireplace screens and related accessories. Builders Brass Works manufactured architectural hardware and door controls. These transactions resulted in a pre-tax gain of $4,175,000 and a net gain of $3,000,000 ($.30 per share).

  Proceeds from these transactions included cash of $10,900,000 and interest-bearing notes receivable of $4,500,000.

  NOTE FOUR - RESTRUCTURING COSTS

  During 1993, the Company recorded a $3,500,000 ($2,040,000 after-tax) restructuring charge to further consolidate its commercial and industrial lighting operations. The restructuring charge included the costs associated with exiting the Company's Long Island facility and the discontinuance and sale of a product line.

  NOTE FIVE - INCOME TAXES

  The Company accounts for income taxes using the asset and liability method. A summary of the provision for income taxes follows:

  (In thousands)                           1995       1994       1993

  Currently payable:
       Federal                           $5,138      $3,614   $ 3,545
       State                                300         850     1,100
       Foreign                            2,765       1,801     1,220
	                                  8,203       6,265     5,865
  Deferred:
       Federal and state                    211       1,366    (2,200)
       Foreign                             (136)         25       350
                                             75       1,391    (1,850)
  Total provision for income taxes       $8,278      $7,656   $ 4,015

  The components of the deferred tax assets and deferred tax liabilities follow:

  (In thousands)                                          1995       1994

  Deferred tax assets:
       Net operating loss carryforwards                  $ 2,045    $ 2,713
       Allowance for uncollectible accounts receivable       610        524
       Inventory valuation                                 2,060      1,516
       Accrued compensation expenses                       2,661      2,798
       Organization restructuring                          1,803      2,244
       Other                                                 313        217
                                                           9,492     10,012

  Less valuation allowance                                 2,045      2,713
       Net deferred tax assets                             7,447      7,299

  Deferred tax liabilities:
       Depreciation of property, plant and equipment       6,406      6,167
       Inventory valuation                                 1,397      1,394
       Pension expense                                     1,026        938
       Other                                                 443        590
       Deferred tax liabilities                            9,272      9,089
       Net deferred tax liability                         $1,825    $ 1,790

  Classification:
       Current asset                                      $5,775    $ 5,874
       Long-term asset                                     1,672      1,425
       Current liability                                   1,397      1,405
       Long-term liability                                 7,875      7,684
       Net deferred tax liability                         $1,825    $ 1,790

  Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheet.

  The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences, net of the valuation allowance of $2,045,000. The valuation allowance is provided for loss carryforwards in states and foreign jurisdictions, the realization of which is not assured within the carryforward periods.

  The U.S. and foreign components of income before income taxes follow:

  (In thousands)                              1995        1994        1993

  Income before income taxes:
       United States                         $14,973     $13,628     $5,669
       Foreign                                 6,080       4,570      2,151
  Income before income taxes                 $21,053     $18,198     $7,820

  A reconciliation of the normal statutory federal income tax with the Company's provision for income taxes follows:

  (In thousands)                                1995        1994       1993

  Income taxes computed at U.S.
       statutory rates                       $7,369      $6,369      $2,659
  State income taxes, net of
       federal tax benefits                     195         553         570
  Nondeductible amortization of
       intangible assets                        555         561         538
  Effect of increase in (use of)
       foreign losses                          (235)       (262)        429
  Effect of foreign tax rates                   483         343         395
  Refunds and overaccruals of prior
       years' income taxes                        -           -        (532)
  Other                                         (89)         92         (44)
  Total income taxes                         $8,278      $7,656      $4,015

  The Company's foreign subsidiaries have accumulated undistributed earnings ($21,500,000) on which U.S. taxes have not been provided. Under current tax regulations and with the availability of certain tax credits, it is management's belief that the likelihood of the Company incurring significant taxes on any distribution of such accumulated earnings is remote. Dividends, if any, would be paid principally from current earnings.

  At December 31, 1995, the Company had foreign net operating loss carryforwards for income tax purposes of approximately $3,800,000 which expire $3,600,000 and $200,000 on January 1, 2000 and 2001, respectively.

  The Company made federal, state and foreign income tax payments of $7,200,000 in 1995, $7,025,000 in 1994 and $4,655,000 in 1993.

  NOTE SIX - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

  A summary of long-term debt follows:

       (In thousands)                                     1995        1994

       Domestic:
       9.36%, due through 2005                           $69,540    $77,270
       Other                                               1,251        860

       Foreign (Germany):
       7.28% (variable), due through 1996                      -      1,420
       Other                                                   -        143
       Total long-term debt, less current portion        $70,791    $79,693

  As current interest rates are generally lower than the above rates, the fair value of the Company's long-term debt at December 31, 1995, is $78,400,000.

  Maturities of long-term debt for the next five years are as follows: 1996 - $9,008,000; 1997 - $8,157,000; 1998 - $7,790,000; 1999 - $7,782,000 and 2000
  - $7,785,000.

  Certain loan agreements include restrictions on working capital and tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $20,000,000 are not restricted at December 31, 1995.

  The Company has a $50,000,000 variable rate revolving line of credit expiring July 12, 1996. In addition, the Company has short-term lines of credit under which it may borrow up to $19,900,000, expiring on various dates in 1996. The Company plans to renew these lines annually.

  Cash paid for interest was $8,533,000 in 1995, $9,253,000 in 1994 and $10,185,000 in 1993.

  NOTE SEVEN - SHAREHOLDERS' EQUITY

  At the April 20, 1995, Annual Meeting, the Company's shareholders approved the Company's 1995 Incentive Stock Plan. An aggregate of 600,000 shares of common stock, plus all shares remaining under the Company's 1987 Incentive Stock Plan, were reserved for issuance under this Plan. Under this Plan, options may be granted to employees at not less than market value at date of grant and expire no later than ten years from date of grant.

  The Company's 1987 Incentive Stock Plan was terminated, except with respect to outstanding options which may be granted until 2005.

  At the April 21, 1994, Annual Meeting, the Company's shareholders approved the Non-Employee Director Stock Option Plan. Under this Plan, each continuing non-employee director in office on the date of each annual meeting is awarded a stock option for the purchase of 2,000 shares of common stock at not less than market value at date of grant. This Plan provides for options to be awarded at each annual meeting beginning in 1994 and continuing through 2004 or until 250,000 options have been granted.

  A summary of outstanding stock options for all plans follows:

                                              1995        1994       1993

  Outstanding at beginning of year          558,051     412,801    456,068
  Granted at $16.00 to $21.87 per share
       in 1995, $13.37 to $14.87 in 1994
       and $10.00 to $12.62 in 1993         179,000     205,500    105,000
  Cancelled or expired                       (8,751)    (28,167)  (110,025)
  Exercised at $9.87 to $15.05 per share
       in 1995, $9.87 to $10.75 in 1994
       and $9.87 to $10.80 in 1993          (44,108)    (32,083)   (38,242)
  Outstanding at end of year                684,192     558,051    412,801

  Options outstanding at December 31, 1995, of which 315,190 options were exercisable, had option prices ranging from $9.87 to $21.87 (with an average option price of $15.02) and expire at various dates between December 17, 1997 and December 13, 2005. There are 706,043 shares reserved for future grant, of which 214,000 shares are reserved for the Non-Employee Director Stock Option Plan.

  On December 23, 1987, the Company's Board of Directors authorized the repurchase, at management's discretion, of up to 1,000,000 shares of its common stock in the open market or through privately negotiated transactions. At December 31, 1995, 377,023 shares had been purchased at a cost of $5,759,000 (none purchased since 1991).

  The Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan) in 1987 pursuant to which preferred stock purchase rights (the Rights) were declared and distributed to the holders of the Company's common stock. On October 18, 1990, the Board of Directors of the Company adopted certain amendments to the Rights Plan. The Rights Plan, as amended, provides that the Rights separate from the common stock and become exercisable if a person or group of persons working together acquires at least 20% of the common stock (a 20% Acquisition) or announces a tender offer which would result in ownership by that person or group of at least 20% of the common stock (a 20% Tender Offer). Upon a 20% Acquisition, the holders of Rights may purchase the common stock at half-price. If, following the separation of the Rights from the common stock, the Company is acquired in a merger or sale of assets, holders of Rights may purchase the acquiring company's stock at half-price.

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

  In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans such as stock purchase plans and stock option plans. Statement No. 123 is effective for fiscal years beginning after December 15, 1995. In accordance with Statement No. 123, the Company believes it will elect to remain with the accounting in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but will disclose in its consolidated financial statements the effect that Statement No. 123 would have if it were required to be adopted.

  NOTE EIGHT - RETIREMENT PLANS

  The Company has noncontributory defined benefit pension plans principally covering its hourly union employees. Such plans primarily provide flat benefits of stated amounts for each year of service. The Company's policy is to fund pension costs deductible for income tax purposes.

  The Company also sponsors defined contribution pension plans covering substantially all U.S. employees whose compensation is not determined by collective bargaining. Annual contributions are determined by the Board of Directors.

  A summary of pension expense follows:

  (In thousands)                              1995        1994       1993

  Defined benefit plans:
       Service cost-benefits earned
         during the period                $     362    $    503   $    448
       Interest cost on projected
         benefit obligation                   1,598       1,492      1,518
       Actual return on plan assets          (4,368)         (3)    (1,735)
       Net amortization and deferral          3,264      (1,394)       114
  Net pension cost of defined benefit plans     856         598        345
  Defined contribution plans                  2,685       2,540      1,214
  Multi-employer plans for certain union
        employees and other                     217         264        450
       Total pension expense               $  3,758    $  3,402   $  2,009

  The assumptions used in the accounting for the funded status of defined benefit plans follow:

                                                      1995   1994   1993

       Weighted average discount rates                7.15%  9.00%  7.50%
       Rates of increase in compensation levels       5.00%  5.00%  5.00%
       Expected long-term rates of return on assets   9.00%  9.00%  9.00%

  The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans:

                                           1995                  1994
                                     Assets    Accumulated  Assets   Accumulated
                                     Exceed     Benefits    Exceed    Benefits
                                   Accumulated   Exceed   Accumulated  Exceed
  (In thousands)                    Benefits     Assets    Benefits    Assets

  Actuarial present value
       of benefit obligations:
       Vested benefit obligation      $5,925    $16,630     $8,674   $ 8,477
       Accumulated benefit obligation $6,212    $16,984     $8,968   $ 8,658
  Projected benefit obligation        $6,212    $16,984     $9,331   $ 8,658
  Plan assets at fair value            6,396     15,157      9,376     8,023
  Projected benefit obligation less
       than (in excess of) plan assets   184     (1,827)        45      (635)
  Unrecognized net loss                  575      2,718        590     1,045
  Unrecognized net obligation,
       net of amortization               248        802        647       714
  Additional minimum liability             -     (3,520)         -    (1,759)
  Prepaid pension asset (liability)   $1,007    $(1,827)    $1,282   $  (635)

  At December 31, 1995, approximately 94% of plan assets are invested in listed stocks and bonds.

  NOTE NINE - OTHER POSTRETIREMENT BENEFIT PLANS

  The Company provides postretirement medical and life insurance benefits for certain retirees and employees, and accrues the cost of such benefits during the service lives of such employees.

  Net periodic postretirement benefit cost includes the following components:

  (In thousands)                                    1995      1994       1993

       Service cost                                 $ 42      $ 93       $ 80
       Interest cost                                 439       491        468
       Net amortization and deferral                 344       294        231
       Net periodic postretirement benefit cost     $825      $878       $779

  The following table sets forth the status and amounts recognized in the consolidated balance sheets for the Company's postretirement benefit plans:

  (In thousands)                                         1995       1994

       Retiree participants                          $  4,910    $ 4,637
       Fully eligible active participants                 229        398
       Other active participants                          794      1,225
       Accumulated postretirement benefit obligation    5,933      6,260

       Unrecognized prior service cost                    (40)       (42)
       Unrecognized net loss                             (371)      (631)
       Unrecognized transition obligation              (3,931)    (4,162)
       Accrued postretirement benefit liability       $ 1,591    $ 1,425

  For measurement purposes, a 9.0% annual rate of increase in the per capita cost of future health benefits was assumed for 1996; the rate was assumed to decrease gradually to 5.5% by the year 2004. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $589,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1995 by $45,000. The weighted average discount rates used in determining the accumulated postretirement benefit obligation were 7.15% and 9.00% as of December 31, 1995 and 1994, respectively.

  NOTE TEN - LEASES, COMMITMENTS AND CONTINGENCIES

  Total rental expense amounted to $4,554,000 in 1995, $4,840,000 in 1994 and $5,321,000 in 1993. Future minimum rentals (on leases in effect at December 31, 1995) for the five years ending December 31, 2000, and in the aggregate thereafter, are as follows: 1996 - $3,237,000; 1997 - $2,796,000; 1998 -
  $2,146,000; 1999 - $1,593,000; 2000 - $1,165,000 and thereafter - $7,146,000.
  Capital leases are not significant.

  The Company has letters of credit outstanding in the amount of $7,964,000 at December 31, 1995.

  The Company, like other similar manufacturers, is subject to environmental rules and regulations regarding the use, disposal and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters.

  In the normal course of business, the Company and its subsidiaries are parties to legal proceedings. When costs can be reasonably estimated, the Company records appropriate liabilities for such matters.

  NOTE ELEVEN - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  A summary of accrued expenses and other current liabilities follows:

       (In thousands)                                    1995       1994

       Accrued wages, taxes and withholdings           $ 9,420    $ 7,757
       Accrued insurance                                 5,338      5,926
       Accrued sales expense                             4,937      3,786
       Income taxes payable                              5,126      2,091
       Other current liabilities                        13,606     14,254
       Total accrued expenses and other
         current liabilities                           $38,427    $33,814

  NOTE TWELVE - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  Unaudited quarterly results of operations follow:

   (In thousands, except per share data)

                                                                                            Net Income
                            Net Sales           Gross Profit          Net Income             Per Share
                          1995      1994      1995        1994      1995        1994        1995      1994

    1st Qtr.            $117,609  $109,391   $ 31,228 $  29,650   $ 1,588   $ 1,011         $0.16     $0.10
    2nd Qtr.             127,367   117,288     36,499    32,815     3,876     5,046(1)(2)    0.38      0.50(1)(2)
    3rd Qtr.             128,750   119,035     36,908    33,937     4,702     2,820(2)       0.46      0.28(2)
    4th Qtr.             116,847   110,851     33,387    30,825     2,609     1,665(2)       0.25      0.17(2)
                        $490,573  $456,565   $138,022  $127,227   $12,775   $10,542         $1.25     $1.05

  (1) Net income in the second quarter of 1994 included a gain of $3,000,000
  ($.30 per share) from the sales of the Builders Brass Works and the Portland
  Willamette Divisions.

  (2) Net income in the second, third and fourth quarters of 1994 included gains of $440,000 ($.04 per share), $280,000 ($.03 per share) and $472,000
  ($.05 per share), respectively, from the reduction of LIFO inventory quantities.

  NOTE THIRTEEN - INDUSTRY SEGMENT INFORMATION

  Industry segment information follows:

                                                            Compressors &
    (In thousands)                        Lighting          Vacuum Pumps     Other    Corporate       Consolidated

    1995
    Net sales                             $332,842             $157,731     $     -      $     -        $490,573
    Operating income                        11,425               28,446           -            -          39,871
    General corporate expenses                   -                    -           -       10,133          10,133
    Identifiable assets                    204,707               82,299           -       26,527         313,533
    Depreciation and
            amortization expense             8,784                5,803           -          216          14,803
    Capital expenditures                     5,849                6,241           -          198          12,288

    1994
    Net sales                             $304,047             $146,323     $ 6,195      $     -        $456,565
    Operating income (loss)                  4,856               29,252        (263)           -          33,845
    General corporate expenses                   -                    -           -       10,709          10,709
    Identifiable assets                    213,904               76,753           -       14,414         305,071
    Depreciation and
            amortization expense             9,829                5,224         241          230          15,524
    Capital expenditures                     6,364                9,758          83           96          16,301

    1993
    Net sales                             $298,432             $127,896     $23,821      $     -        $450,149
    Operating income                           120               26,183         710            -          27,013
    General corporate expenses                   -                    -           -        9,200           9,200
    Identifiable assets                    221,343               62,323      14,099        4,995         302,760
    Depreciation and
            amortization expense            10,955                4,578         725          259          16,517
    Capital expenditures                     6,966                6,237         579          126          13,908

  Intersegment and interlocation sales are not significant and have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses (including certain restructuring costs), excluding interest, general corporate expenses, other income and income taxes.

  Information by geographic area follows:

                       United
  (In thousands)       States    Canada  Europe   Eliminations  Consolidated

  1995
  Net sales to
       unaffiliated
       customers      $403,955  $35,051  $51,567     $      -     $490,573
  Inter-area sales      10,484      541    6,630      (17,655)           -
  Total net sales      414,439   35,592   58,197      (17,655)     490,573
  Operating income      32,765      729    6,377            -       39,871
  Identifiable assets  253,438   26,336   33,759            -      313,533

  1994
  Net sales to
       unaffiliated
       customers      $381,195  $31,605  $43,765     $      -     $456,565
  Inter-area sales       9,879      266    5,248      (15,393)           -
  Total net sales      391,074   31,871   49,013      (15,393)     456,565
  Operating income      28,719      412    4,714            -       33,845
  Identifiable assets  253,372   22,653   29,046            -      305,071

  1993
  Net sales to
       unaffiliated
       customers      $379,968  $31,268  $38,913     $      -     $450,149
  Inter-area sales       5,716       83    4,586      (10,385)           -
  Total net sales      385,684   31,351   43,499      (10,385)     450,149
  Operating income
       (loss)           22,716      (60)   4,357            -       27,013
  Identifiable assets  250,433   27,113   25,214            -      302,760

  REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

                      RESPONSIBILITY FOR FINANCIAL REPORTING

  The Board of Directors and Shareholders
  Thomas Industries, Inc.

       The financial statements herein have been prepared under management direction from accounting records which management believes present fairly the transactions and financial position of the Company. They were developed in accordance with generally accepted accounting principles appropriate in the circumstances.

       Management has established internal controls systems and procedures, including an internal audit function, to provide reasonable assurance that assets are maintained and accounted for in accordance with its authorizations and that transactions are recorded in a manner to ensure reliable financial information. The Company has a formally stated and communicated policy demanding of employees high ethical standards in their conduct of its business.

       The Audit Committee of the Board of Directors is composed of outside directors who meet regularly with management, internal auditors and independent auditors to review audit plans and fees, independence of auditors, internal controls, financial reports and related matters. The Committee has unrestricted access to the independent and internal auditors with or without management attendance.

  /s/ Timothy C. Brown                     /s/ Phillip J. Stuecker
  Timothy C. Brown                         Phillip J. Stuecker

  Chairman of the Board                    Vice President of Finance
  President                                Chief Financial Officer
  Chief Executive Officer                  Secretary

  Louisville, Kentucky
  February 7, 1996


                           INDEPENDENT AUDITORS' REPORT

  The Board of Directors and Shareholders
  Thomas Industries

       We have audited the accompanying consolidated balance sheets of Thomas Industries Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas Industries Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

  /s/ KPMG Peat Marwick LLP

  Louisville, Kentucky
  February 7, 1996

  FIVE YEAR SUMMARY OF OPERATIONS AND STATISTICS

   Year ended December 31
    (Dollars in thousands,
    except per share data)                  1995               1994          1993             1992              1991

    Earnings Statistics (A)
    Net sales                              $490,573          $456,565       $450,149        $420,754            $408,365
    Cost of products sold                   352,551           329,338        326,396         303,428             294,900
    Selling, general and
            administrative expenses         108,284           104,091        102,440         101,473              96,206
    Interest expense                          8,242             9,225         10,279          10,428              11,004
    Income before income taxes               21,053            18,198          7,820             248               7,248
    As a percentage of net sales                4.3%              4.0%           1.7%            0.1%                1.8%
    Income taxes                              8,278             7,656          4,015           2,280               3,460
    Effective tax rate                         39.3%             42.1%          51.3%            n/a                47.7%
    Net income (loss)                        12,775            10,542          3,805(B)       (2,032)(C)           3,788

    Financial Position (A)
    Working capital                       $  80,837         $  77,558      $  78,466       $  70,448           $  77,332
    Current ratio                          2.0 to 1          2.0 to 1       2.1 to 1        2.0 to 1            2.2 to 1
    Property, plant and
      equipment, net                         75,710            75,962         76,587          79,799              84,446
    Total assets                            313,533           305,071        302,760         294,453             303,032
    Return on ending assets                     4.1%              3.5%           1.3%           (0.7)%               1.3%
    Long-term debt, less current
      portion                                70,791            79,693         87,509          89,900              93,309
    Long-term debt to capital                  33.1%             37.3%          41.2%           41.0%               40.2%
    Shareholders' equity                    143,177           133,766        125,049         129,545             138,575
    Return on average shareholders'
      equity                                    9.2%              8.1%           3.0%           (1.5)%               2.7%

    Data Per Common Share
    Net income (loss)                         $1.25             $1.05           $.38           $(.20)               $.38
    Cash dividends declared                     .40               .40            .40             .40                 .76
    Shareholders' equity                      14.15             13.27          12.44           12.94               13.84
    Price range                       24 1/8-13 5/8     16 3/8-12 3/4       14-9 1/8    14 1/8-8 3/8        14 3/4-9 1/4
    Closing price                            23 1/2            14 3/8         13 1/8           9 1/8                  12
    Price/earnings ratio                       18.8              13.7           34.5             n/a                31.6

    Other Data
    Cash dividends declared                 $ 4,036           $ 4,024        $ 4,014         $ 4,004             $ 7,608
    Depreciation and amortization            14,803            15,524         16,517          16,339              16,096
    Average number of employees               3,100             3,190          3,390           3,480               3,530
    Average sales per employee                158.2             143.1          132.8           120.9               115.7
    Number of shareholders of record          2,407             2,677          2,903           3,154               3,308
    Average shares outstanding           10,232,552        10,060,436     10,035,172      10,010,746          10,010,000

    Segment Information (A)
    Net sales
            Lighting                       $332,842          $304,047       $298,432       $ 286,417           $282,964
            Compressors & Vacuum Pumps      157,731           146,323        127,896         110,022             99,444
            Other                                               6,195         23,821          24,315             25,957
    Total net sales                        $490,573          $456,565       $450,149       $ 420,754           $408,365

    Operating income
            Lighting                       $ 11,425          $  4,856          $ 120(B)       $2,659(C)        $  7,910
            Compressors & Vacuum Pumps       28,446            29,252         26,183          19,147             16,883
            Other                                                (263)           710             412              1,133
    Total operating income                 $ 39,871          $ 33,845       $ 27,013       $  22,218           $ 25,926

  Note: See accompanying Notes to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations
  (A) Divestitures - major divestitures and the effect on net income in the year of divestiture include Builders Brass Works and Portland Willamette in 1994 for a gain of $3,000,000
  (B) Includes after-tax charge of $2,040,000 (pre-tax of $3,500,000) restructuring costs and credit of $1,148,000 (pre-tax of $1,900,000) for LIFO accounting change
  (C) Includes after-tax charge of $3,986,000 (pre-tax of $3,604,000 allocated to lighting) restructuring costs