Form 10-K405, Exhibit 13
period 1996-12-31
THOMAS INDUSTRIES INC
filed 1997-03-24
CIK 97886

Exhibit 13

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                               RESULTS OF OPERATIONS

  Net income for 1996 was $17.4 million, an increase of $4.6 million, or 36.3% over 1995. Net sales increased 4.0% to $510.1 million in 1996 from $490.6 million in 1995.

  For 1995, net income was $12.8 million, an increase of $2.2 million, or 21.2% over 1994; while net sales increased 7.4% to $490.6 million from $456.6 million in 1994. The 1994 net income includes an after-tax gain of $3.0 million from the sale of two non-core divisions.

  The Compressor and Vacuum Pump Segment achieved record net sales of $170.1 million, an increase of 7.8% over 1995, following an increase of 7.8% in 1995 over 1994. The increase in 1996 was due to the acquisition of Welch Vacuum Technology and the continued successful introduction of new products for new applications. The increase in 1995 was attributed to new product applications primarily in the European operations. Operating income for the Segment increased 1.4% in 1996 from 1995 due to the addition of Welch. For 1995, operating income for the Segment decreased by 2.8% from 1994, principally due to competitive pricing pressure in the North American medical market.

  The Lighting Segment net sales for 1996 of $340.0 million were also a record and represent an increase of 2.2% over 1995 net sales, following an increase of 9.5% in 1995. The increase in 1996 resulted from improvements in the Consumer Division and additional shipments in the Canadian market. For 1995, the increase was principally from improvements in the Commercial and Industrial Division. Operating income for the Lighting Segment improved to $16.3 million in 1996, up from $11.4 million in 1995 and $4.9 million in 1994. The 1996 operating income represents a 43.1% improvement over 1995, while the 1995 level was 135.3% greater than 1994. The improvements were due to the additional volume, improved manufacturing efficiencies and continued implementation of cost containment programs. The 1994 Lighting Segment results include a gain of $2.0 million due to LIFO inventory quantity reductions at certain operating divisions.

  In 1994, the Company recorded an after-tax gain of $3.0 million from the sales of the Portland Willamette and Builders Brass Works Divisions. The operations, whose products were fireplace screens and accessories and architectural hardware and door controls, were divested as part of the Company's focus on its two core businesses.

  Interest expense for 1996 declined $.9 million or 11.0% from 1995, while the 1995 interest expense declined $1.0 million, or 10.7%, from 1994. The interest expense reductions in both years were due to the lower levels of long-term and short-term debt.

  The Company, like other similar manufacturers, is subject to environmental rules and regulations regarding the use, disposal and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet these requirements. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters.

  During 1996, the Company employed an average of 3,150 people, compared to 3,100 in 1995. The addition is due primarily to the acquisition of Welch.


                         LIQUIDITY AND SOURCES OF CAPITAL

  Cash and cash equivalents increased to $18.8 million at December 31, 1996, compared to $18.3 million and $5.1 million at December 31, 1995, and 1994, respectively. Cash flows from operations were $30.1 million in 1996 compared to $39.4 million in 1995 and $20.0 million in 1994. These funds, along with the proceeds from divestitures, have been utilized in funding of capital expenditures and dividends over the three-year period, along with the net pay down of long-term and short-term debt during 1996, 1995, and 1994 totaling $33.4 million.

  Working capital increased $5.0 million during 1996 from the December 31, 1995 level, which had increased $3.3 million from December 31, 1994. From 1995 to 1996, accounts receivable increased $6.3 million and inventory increased $1.2 million due to the higher sales volume and the Welch acquisition.

                                                               1996           1995         1994

            Working capital                                  $85,838        $80,837      $77,558
            Current ratio                                       2.02           1.96         2.00
            Long-term debt, less current portion             $62,632        $70,791      $79,693
            Long-term debt to total capital                     28.4 %         33.1 %       37.3 %

  Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $28.8 million are not restricted at December 31, 1996.

  As of December 31, 1996, the Company had available credit of $63.7 million with banks under short-term borrowing arrangements and a revolving line of credit, $60.5 million of which was unused. Anticipated funds from operations, along with available short-term credit, are expected to be sufficient to meet cash requirements in the year ahead.


                     COMMON STOCK MARKET PRICES AND DIVIDENDS

  The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On February 5, 1997, there were 2,198 security holders of record. High and low stock prices and dividends for the last two years were:

                                               1996                                              1995
                                                           CASH                                           Cash
                                 MARKET PRICE            DIVIDENDS                 Market Price         Dividends
    QUARTER ENDED              HIGH          LOW         DECLARED                High         Low       Declared

    March 31                 $23-7/8         $20-3/8      $.10                 $17           $13-5/8       $.10
    June 30                   21-3/4          19-1/8       .10                  16-7/8        15-1/2        .10
    September 30              20-1/8          16-1/2       .10                  20-1/4        16-1/8        .10
    December 31               21-3/8          18-3/4       .10                  24-1/8        18-7/8        .10



                         CONSOLIDATED STATEMENTS OF INCOME

                                                                Years ended December 31
    (In thousands, except per share data)                 1996            1995             1994

    Net sales                                          $510,111         $490,573        $456,565

    Cost of products sold                               358,778          352,551         329,338
       GROSS PROFIT                                     151,333          138,022         127,227

    Selling, general and administrative expenses        117,175          108,284         104,091
    Interest expense                                      7,333            8,242           9,225
    Interest income and other                              (863)             443          (4,287)
                                                        123,645          116,969         109,029
       INCOME BEFORE INCOME TAXES                        27,688           21,053          18,198

    Income taxes                                         10,272            8,278           7,656
       NET INCOME                                      $ 17,416         $ 12,775        $ 10,542
       NET INCOME PER SHARE                           $    1.63         $   1.25        $   1.05


    See accompanying notes.



                          CONSOLIDATED BALANCE SHEETS

                                                                                            December 31
    (In thousands, except share data)                                                    1996          1995

    Assets
    Current assets:
      Cash and cash equivalents                                                        $  18,826       $  18,305
      Accounts receivable, less allowance
        (1996 - $2,243 ; 1995 - $2,014)                                                    68,239         61,975
      Inventories                                                                          69,247         68,065
      Deferred income taxes                                                                 7,167          5,775
      Other current assets                                                                  6,885         10,619
        TOTAL CURRENT ASSETS                                                             170,364         164,739

    Property, plant and equipment, net                                                     77,795         75,710
    Intangible assets, net                                                                 58,687         61,379
    Other assets                                                                           12,804         11,705
        TOTAL ASSETS                                                                     $319,650       $313,533

    Liabilities and shareholders' equity
    Current liabilities:
      Notes payable to banks                                                             $  6,986       $  7,679
      Accounts payable                                                                     27,377         27,778
      Accrued expenses and other current liabilities                                      41,352          38,427
      Dividends payable                                                                    1,053           1,010
      Current portion of long-term debt                                                    7,758           9,008
        TOTAL CURRENT LIABILITIES                                                          84,526         83,902

    Deferred income taxes                                                                   8,603          7,875
    Long-term debt, less current portion                                                   62,632         70,791
    Other long-term liabilities                                                             6,187          7,788
        TOTAL LIABILITIES                                                                 161,948        170,356

    Shareholders' equity:
      Preferred stock, $1 par value, 3,000,000 shares
        authorized - none issued                                                            -               -
      Common stock, $1 par value, shares authorized:
        60,000,000; shares issued: 1996-11,549,940; 1995-11,485,865                        11,550         11,486
      Capital surplus                                                                     115,206        117,974
      Retained earnings                                                                    50,420         40,003
      Foreign currency translation                                                        (1,482)           (616)
      Minimum pension liability                                                             (780)         (2,690)
      Less cost of treasury shares: 1996-1,023,646; 1995-1,366,695                       (17,212)        (22,980)
        TOTAL SHAREHOLDERS' EQUITY                                                        157,702        143,177
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $319,650       $313,533


    See accompanying notes.



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                Years ended December 31
    (In thousands)                                         1996            1995             1994

    Common stock:
      Beginning of year                                  $ 11,486        $ 11,448         $ 11,416
      Stock options exercised                                  64              38               32
        END OF YEAR                                        11,550          11,486           11,448

    Capital surplus:
      Beginning of year                                   117,974         117,557          117,264
      Treasury stock retired                              (3,866)            -                -
      Welch pooling of interests                              347            -                -
      Stock options exercised                                 751             417              293
        END OF YEAR                                       115,206         117,974          117,557

    Retained earnings:
      Beginning of year                                    40,003          31,264           24,746
      Welch pooling of interests                            (928)            -                -
      Net income                                           17,416          12,775           10,542
      Treasury stock retired                              (1,902)            -                -
      Cash dividends of $.40 per share                    (4,169)          (4,036)         (4,024)
        END OF YEAR                                        50,420          40,003           31,264

    Foreign currency translation:
      Beginning of year                                     (616)         (2,478)          (2,156)
      Adjustment                                            (866)           1,862            (322)
        END OF YEAR                                       (1,482)           (616)          (2,478)

    Minimum pension liability:
      Beginning of year                                   (2,690)         (1,045)          (3,241)
      Adjustment                                            1,910         (1,645)            2,196
        END OF YEAR                                         (780)         (2,690)          (1,045)

    Treasury stock:
      Beginning of year                                  (22,980)        (22,980)         (22,980)
      Treasury stock retired                               5,768             -                -
        END OF YEAR                                      (17,212)        (22,980)         (22,980)

        TOTAL SHAREHOLDERS' EQUITY                       $157,702        $143,177         $133,766

    See accompanying notes.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Years ended December 31
    (In thousands)                                         1996            1995             1994

    Operating activities
      Net income                                             $ 17,416      $ 12,775       $ 10,542
      Adjustments to reconcile net income to net cash
        provided by operating activities:
          Depreciation and amortization                        15,682        14,803         15,524
          Deferred income taxes                                   198            75          1,391
          Provision for losses on accounts receivable             451           519            705
          Loss (gain) on asset disposals, net                      99           123        (4,223)
          Changes in operating assets and liabilities
            net of effect of acquisitions/divestitures:
              Accounts receivable                              (5,434)       (1,037)       (3,412)
              Inventories                                         766         4,312        (4,739)
              Other current assets                                998         1,282          1,004
              Accounts payable                                   (174)        1,779          1,565
              Accrued expenses and other liabilities             (366)        4,366          1,037
              Other                                               479           404            560
            NET CASH PROVIDED BY OPERATING ACTIVITIES          30,115        39,401         19,954

    Investing activities nvesting activities
      Purchases of property, plant and equipment              (15,071)      (12,288)      (16,301)
      Proceeds from sales of property, plant and
        equipment and other assets                                159         1,458         12,747
            NET CASH USED IN INVESTING ACTIVITIES             (14,912)      (10,830)       (3,554)

    Financing activities Financing activities
      Payments on notes payable to banks, net                    (704)       (1,231)       (8,615)
      Payments on long-term debt                              (12,458)       (8,914)       (1,508)
      Dividends paid                                           (4,127)       (4,033)       (4,022)
      Other                                                       925           287            169
            NET CASH USED IN FINANCING ACTIVITIES             (16,364)      (13,891)      (13,976)

            EFFECT OF EXCHANGE RATE CHANGE                      1,682        (1,425)           262

      Net increase in cash and cash equivalents                   521        13,255          2,686
      Cash and cash equivalents at beginning of year           18,305         5,050          2,364
            CASH AND CASH EQUIVALENTS AT END OF YEAR         $ 18,826      $ 18,305        $ 5,050


    See accompanying notes.


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                       NOTE ONE - DESCRIPTION OF BUSINESS

  Thomas Industries Inc. and subsidiaries (the Company) operate two core businesses: lighting and compressors and vacuum pumps. The Company designs, manufactures, markets and sells these products. Manufacturing facilities are located in North America and Europe with additional sales operations located in South America and Asia. Lighting products are sold principally in North America for commercial, industrial and consumer applications. Compressor and vacuum pump products are sold worldwide with principal markets in North America and Europe, primarily for applications of original equipment manufacturers.

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

  INVENTORIES
  Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 78% and 74% of consolidated inventories at December 31, 1996, and 1995, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories consisted of the following:

  (In thousands                   1996   1995

  Finished goods               $33,072  $29,951
  Raw materials                 21,622   25,107
  Work in process               14,553   13,007
  Total inventories            $69,247  $68,065


  On a current cost basis, inventories would have been $11,505,000 and $12,727,000 higher than reported at December 31, 1996, and 1995, respectively.

  Inventory quantities at certain operating units decreased in 1994. As a result, cost of products sold included cost of inventories based on prior years' LIFO values which were less than current replacement costs, the effect of which increased net income by $1,192,000 ($.12 per share) in 1994.


  PROPERTY, PLANT AND EQUIPMENT
  The cost of property, plant and equipment is depreciated principally by the straight-line method over the asset's estimated useful life. Property, plant and equipment consisted of the following:

  (In thousands)                              1996      1995

  Land                                       $  6,331   $  6,258
  Buildings                                    31,470     30,950
  Leasehold improvements                       11,627     11,005
  Machinery and equipment                     100,292     98,690
                                              149,720    146,903
  Accumulated depreciation and amortization    71,925     71,193
  Total property, plant and equipment, net   $ 77,795   $ 75,710


  INTANGIBLE ASSETS
  Intangible assets represent the excess of cost over the fair value of net assets of companies acquired and are stated net of accumulated amortization of $18,368,000 and $16,548,000 at December 31, 1996, and 1995, respectively. The excess is being amortized over 40 years by the straight-line method.

  NET INCOME PER SHARE
  Net income per share is based on the weighted daily average number of common shares outstanding during the year, adjusted for the dilutive effect of common stock equivalents, consisting of stock options, calculated using the treasury stock method.

  RESEARCH AND DEVELOPMENT COSTS
  Research and development costs, which include costs of product improvements and design, are expensed as incurred ($14,338,000 in 1996, $13,405,000 in 1995 and $12,705,000 in 1994).

  FAIR VALUES OF FINANCIAL INSTRUMENTS
  Various methods and assumptions are used by the Company in estimating its fair value disclosures for significant financial instruments. Fair values of cash equivalents approximate their carrying amounts because they are highly liquid investments with a maturity of less than three months when purchased. Fair values of notes payable to banks and the current portion of long-term debt approximate their carrying amounts. The fair value of long-term debt is based on the present value of the underlying cash flows discounted at the current estimated borrowing rates available to the Company.

  FOREIGN CURRENCY TRANSLATION
  The local currency is the functional currency for the Company's foreign subsidiaries. Results are translated into U.S. dollars using monthly average exchange rates, while balance sheet accounts are translated using year-end exchange rates. The resulting translation adjustments are included as a foreign currency translation adjustment in shareholders' equity.

  USE OF ESTIMATES
  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

  OTHER
  Certain prior year amounts have been reclassified to conform to the current year presentation.

                   NOTE THREE - ACQUISITIONS AND DIVESTITURES

  On March 15, 1996, the Company acquired Welch Vacuum Technology, Inc., of Skokie, Illinois, a manufacturer of high vacuum systems for laboratory and chemical markets. Welch was acquired in exchange for 343,049 shares of common stock of Thomas Industries Inc. in a transaction accounted for as a pooling of interests. Due to immateriality, prior-year financial statements have not been restated.

  In 1994, the Company sold various non-core operations resulting in a pre-tax gain of $4,175,000 and a net gain of $3,000,000 ($.30 per share). Proceeds from these transactions included cash of $10,900,000 and interest-bearing notes receivable of $4,500,000.

                            NOTE FOUR - INCOME TAXES

  A summary of the provision for income taxes follows:

   (In thousands)                                             1996             1995              1994

    Current:
      Federal                                                  $ 6,946          $5,138            $3,614
      State                                                        630             300               850
      Foreign                                                    2,498           2,765             1,801
                                                                10,074           8,203             6,265
    Deferred:
      Federal and state                                            128             211             1,366
      Foreign                                                       70            (136)               25
                                                                   198              75             1,391
    Total provision for income taxes                           $10,272          $8,278            $7,656


  Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which gave rise to significant deferred tax assets and liabilities follow:

(In thousands)                                                          1996             1995

Deferred tax assets:
  Net operating loss carryforwards                                    $ 3,060          $2,045
  Allowance for uncollectible accounts receivable                         680             610
  Inventory reserves                                                    2,786           2,060
  Accrued compensation expenses                                         2,731           2,661
  Other                                                                 2,740           2,116
                                                                       11,997           9,492
Less valuation allowance                                                3,060           2,045
Net deferred tax assets                                                 8,937           7,447

Deferred tax liabilities:
  Depreciation of property, plant and equipment                         6,705           6,406
  Inventory valuation                                                   1,858           1,397
  Pension expense                                                       1,140           1,026
  Other                                                                   881             443
                                                                       10,584           9,272
Net deferred tax liability                                              1,647           1,825

Classification:
  Current asset                                                         7,167           5,775
  Long-term asset                                                       1,770           1,672
  Current liability                                                     1,981           1,397
  Long-term liability                                                   8,603           7,875
Net deferred tax liability                                            $ 1,647          $1,825


  Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheet.

  The valuation allowance is provided for income tax loss carryforwards in U.S. and foreign jurisdictions, the realization of which is not assured within the carryforward periods.

  The U.S. and foreign components of income before income taxes follow:

  (In thousands)                  1996      1995     1994

   United States               $20,731   $14,973  $13,628
   Foreign                       6,957     6,080    4,570
  Income before income taxes   $27,688   $21,053  $18,198


  A reconciliation of the normal statutory federal income tax rate to the Company's effective income tax rate follows:

                                  1996      1995     1994

  U.S. statutory rate             35.0%    35.0%    35.0%
  State income taxes, net of
   federal tax benefits            1.5       .9       3.0
  Nondeductible amortization of
   intangible assets               2.0      2.6       3.1
  Foreign losses                  (1.4)    (1.1)    (1.4)
  Foreign tax rates                1.8       2.3      1.9
  Other                           (1.8)     (.4)       .5
  Effective income tax rate       37.1%    39.3%    42.1%


  The Company's foreign subsidiaries have accumulated undistributed earnings ($26,962,000 at December 31, 1996) on which U.S. taxes have not been provided. Under current tax regulations and with the availability of certain tax credits, it is management's belief that the likelihood of the Company incurring significant taxes on any distribution of such accumulated earnings is remote. Dividends, if any, would be paid principally from current earnings.

  At December 31, 1996, the Company had U.S. net operating loss carryforwards for income tax purposes of $1,580,000, of which $465,000, $595,000 and $520,000 expire on January 1, 2007, 2009 and 2010, respectively.

  At December 31, 1996, the Company had foreign net operating loss carryforwards for income tax purposes of $2,840,000, of which $1,990,000 and $850,000 expire on January 1, 2000, and 2001, respectively.

  The Company made federal, state and foreign income tax payments of $13,179,000 in 1996, $7,200,000 in 1995 and $7,025,000 in 1994.

               NOTE FIVE - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

  Long-term debt consists principally of 9.36% senior notes with annual maturities through 2005 ($61,810,000 and $69,540,000 at December 31, 1996,
  and 1995, respectively).

  The fair value of the Company's long-term debt (excluding the current portion) at December 31, 1996, and 1995 was $66,700,000 and $78,400,000,
  respectively.

  Maturities of long-term debt for the next five years are as follows: 1997
  - $7,758,000; 1998 - $7,782,000; 1999 - $7,784,000; 2000 - $7,786,000; and
  2001 - $7,788,000.

  Certain loan agreements include restrictions on working capital and tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $28,800,000 were not restricted at December 31, 1996.

  As of December 31, 1996, the Company had available credit of $63,700,000 with banks under short-term borrowing arrangements and a revolving line of credit; $60,500,000 of which was unused.

  Cash paid for interest was $7,591,000 in 1996, $8,533,000 in 1995 and $9,253,000 in 1994. The weighted average interest rates on short-term borrowings at December 31, 1996, and 1995 were 4.04% and 5.22%, respectively.

                        NOTE SIX - SHAREHOLDERS' EQUITY

  STOCK INCENTIVE PLANS
  At the April 20, 1995 Annual Meeting, the Company's shareholders approved the Company's 1995 Incentive Stock Plan. An aggregate of 600,000 shares of common stock, plus all shares remaining under the Company's 1987 Incentive Stock Plan, were reserved for issuance under this Plan. Under this Plan, options may be granted to employees at not less than market value at date of grant. All options granted have 10-year terms and vest and become fully exercisable at the end of five years of continued employment. The Company's 1987 Incentive Stock Plan was terminated, except with respect to outstanding options which may be exercised through 2005.

  At the April 21, 1994 Annual Meeting, the Company's shareholders approved the Nonemployee Director Stock Option Plan. Under this Plan, each continuing non-employee director in office on the date of each annual meeting is awarded options to purchase 2,000 shares of common stock at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable six months after grant. This Plan provides for options to be awarded at each annual meeting through 2004 or until 250,000 options have been granted. At December 31, 1996, there were eight non-employee directors in office, and 52,000 options had been awarded under this Plan.

  In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). In accordance with SFAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations, in accounting for its stock based compensation because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized.

  Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.5%; dividend yield of 2%; volatility factors of the expected market price of the Company's common stock of .273 and a weighted average expected life of the options of eight years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

  (In thousands, except per share data)   1996    1995

  Net income              As reported  $17,416  $12,775
                          Pro forma     17,024   12,669

  Earnings per share      As reported     1.63     1.25
                          Pro forma       1.59     1.24

  Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

  A summary of stock option activity for all plans follows:

                                   1996                     1995                    1994
                                        WEIGHTED                 Weighted                Weighted
                            OPTIONS  AVERAGE PRICE  Options   Average Price   Options Average Price

    Beginning of year        684,192     $15.02       558,051    $12.88        412,801   $12.25
    Granted                  179,000     $20.97       179,000    $21.20        205,500   $13.48
    Exercised                (65,283)    $12.89       (44,108)   $15.38       (32,083)   $10.12
    Forfeited or expired     (15,169)    $16.79        (8,751)   $12.87       (28,167)   $11.29
    End of year              782,740     $16.52       684,192    $15.02        558,051   $12.88

    Exercisable at end
    of year                  337,593     $13.11       315,190    $12.69        292,967   $12.78


The weighted average fair value of options granted was $7.59 in 1996 and $7.72 in 1995 using a Black-Scholes option pricing model. Options outstanding at December 31, 1996, had option prices ranging from $9.87 to $21.87 and expire at various dates between December 17, 1997, and December 11, 2006 (with a weighted-average remaining contractual life of 7.65 years). There are 534,610 shares reserved for future grant, of which 198,000 shares are reserved for the Non-Employee Director Stock Option Plan.

In addition to the options listed above, 8,810 performance share awards were granted on December 11, 1996. Awards may be earned based on the total shareholder return of the Company during the three-year period commencing January 1, 1997.


SHAREHOLDER RIGHTS PLAN


The Board of Directors of the Company has adopted a shareholder rights plan (the Rights Plan) pursuant to which preferred stock purchase rights (the Rights) were declared and distributed to the holders of the Company's common stock. The Rights Plan, as adopted in 1987 and amended in 1990, provides that the Rights separate from the common stock and become exercisable if a person or group of persons working together acquires at least 20% of the common stock (a 20% Acquisition) or announces a tender offer which would result in ownership by that person or group of at least 20% of the common stock (a 20% Tender Offer). Upon a 20% Acquisition, the holders of Rights may purchase the common stock at half-price. If, following the separation of the Rights from the common stock, the Company is acquired in a merger or sale of assets, holders of Rights may purchase the acquiring company's stock at half-price.

Notwithstanding the foregoing discussion, under the Rights Plan, the Board of Directors has flexibility in certain events. In order to provide maximum flexibility, the Board of Directors may delay the date upon which the Rights become exercisable in the event of a 20% Tender Offer. In addition, the Board of Directors has the option to exchange one share of common stock for each outstanding Right at any time after a 20% Acquisition, but before the acquirer has purchased 50% of the outstanding common stock. The Rights may also be redeemed at two cents per Right at any time prior to a 20% Acquisition or a 20% Tender Offer.

                        NOTE SEVEN - RETIREMENT PLANS

The Company has noncontributory defined benefit pension plans principally covering its hourly union employees. Such plans primarily provide flat benefits of stated amounts for each year of service. The Company's policy is to fund pension costs deductible for income tax purposes.

The Company also sponsors defined contribution pension plans substantially covering all U.S. employees whose compensation is not determined by collective bargaining. Annual contributions are determined by the Board of Directors.

A summary of pension expense follows:

(In thousands)                                             1996           1995          1994

Defined benefit plans:
  Service cost-benefits earned during the period          $   502        $   362      $    503
  Interest cost on accumulated benefit obligation           1,806          1,598         1,492
  Actual return on plan assets                             (3,130)        (4,368)          (3)
  Net amortization and deferral                             1,283          3,264       (1,394)
Net pension cost of defined benefit plans                     461            856           598
Defined contribution plans                                  3,206          2,685         2,540
Multi-employer plans for certain union
  employees and other                                         154            217           264
Total pension expense                                     $ 3,821        $ 3,758       $ 3,402


The assumptions used in the accounting for the funded status of defined benefit plans follow:


                                                            1996          1995          1994

  Weighted average discount rates                           8.00%          7.15%         9.00%
  Expected long-term rates of return on assets              9.00%          9.00%         9.00%

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans:

 (In thousands)                                      1996                            1995
                                        ASSETS EXCEED     ACCUMULATED     Assets Exceed     Accumulated
                                         ACCUMULATED    BENEFITS EXCEED    Accumulated    Benefits Exceed
                                           BENEFITS          ASSETS          Benefits          Assets

Actuarial present value
  of benefit obligations:
    Vested benefit obligation               $16,775          $ 8,067           $5,925          $16,630
    Accumulated benefit obligation           17,245            8,266            6,212           16,984
    Plan assets at fair value                19,012            7,062            6,396           15,157
Accumulated benefit obligation less
    than (in excess of) plan assets           1,767           (1,204)             184           (1,827)
Unrecognized net (gain) loss                   (172)             780              575            2,718
Unrecognized net obligation,
    net of amortization                         716            1,374              248              802

Additional minimum liability                   -              (2,154)             -             (3,520)
Prepaid pension asset (liability)           $ 2,311       $   (1,204)          $1,007         $ (1,827)

The plans' assets consist primarily of listed stocks and bonds.


               NOTE EIGHT - OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides postretirement medical and life insurance benefits for certain retirees and employees, and accrues the cost of such benefits during the service lives of such employees.

A summary of postretirement benefit cost follows:

(In thousands)                                          1996             1995            1994

Service cost on benefits earned during the period        $ 50            $ 42             $ 93
Interest cost on benefit obligation                       356             439              491
Net amortization and deferral                             233             344              294
Net periodic postretirement benefit cost                 $639            $825             $878


The following table sets forth the status and amounts recognized in the consolidated balance sheets for the Company's postretirement benefit plans:


(In thousands)                                                         1996             1995

Retiree participants                                                 $ 3,834          $ 4,910
Fully eligible active participants                                       239              229
Other active participants                                                701              794
Accumulated postretirement benefit obligation                          4,774            5,933

Unrecognized prior service cost                                          (38)             (40)
Unrecognized net gain (loss)                                             725             (371)
Unrecognized transition obligation                                    (3,699)          (3,931)
Accrued postretirement benefit liability                             $ 1,762          $ 1,591


Assumptions used to measure expected health care costs follow:

                                                             1996          1995          1994

Discount rate                                                8.00%         7.15%         9.00%
Initial health care cost trend rate                          9.00%         9.00%        10.00%
Ultimate health care cost trend rate                         5.00%         5.50%         5.00%
Year ultimate trend rate is achieved                        2004          2004          2004


The healthcare cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed healthcare cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $410,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1996, by $39,000.

              NOTE NINE - LEASES, COMMITMENTS AND CONTINGENCIES

Total rental expense was $4,664,000 in 1996; $4,554,000 in 1995 and
$4,840,000 in 1994. Future minimum rentals for the five years ending December 31, 2001, and in the aggregate thereafter, are as follows: 1997 - $3,154,000; 1998 - $2,563,000; 1999 - $1,900,000; 2000 - $1,237,000; 2001 - $1,035,000
and thereafter - $6,192,000.

The Company has letters of credit outstanding in the amount of $6,096,000 at December 31, 1996.

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

In the normal course of business, the Company is party to legal proceedings. When costs can be reasonably estimated, the Company records appropriate liabilities for such matters.

          NOTE TEN - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of accrued expenses and other current liabilities follows:

             (In thousands)                                          1996             1995

        Accrued wages, taxes and withholdings                       $10,173          $ 9,420
        Accrued insurance                                             4,952            5,338
        Accrued sales expense                                         5,447            4,937
        Income taxes payable                                          3,565            5,126
        Other current liabilities                                    17,215           13,606
        Total accrued expenses and other current liabilities        $41,352          $38,427


     NOTE ELEVEN - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Unaudited quarterly results of operations follow (In thousands, except per share data):

                                                                                NET INCOME
                 NET SALES            GROSS PROFIT            NET INCOME         PER SHARE
              1996       1995        1996       1995        1996      1995      1996   1995

1st Qtr.    $123,524   $117,609    $ 35,119   $ 31,228     $ 2,625  $ 1,588    $0.25   $0.16
2nd Qtr.     127,868    127,367      37,209     36,499       4,448    3,876     0.42    0.38
3rd Qtr.     129,611    128,750      39,188     36,908       5,902    4,702     0.55    0.46
4th Qtr.     129,108    116,847      39,817     33,387       4,441    2,609     0.41    0.25
            $510,111   $490,573    $151,333   $138,022     $17,416  $12,775    $1.63   $1.25


                  NOTE TWELVE - INDUSTRY SEGMENT INFORMATION

Industry segment information follows:

                                          COMPRESSORS &
(In thousands)                LIGHTING     VACUUM PUMPS     OTHER    CORPORATE   CONSOLIDATED

1996
Net sales                     $340,047       $170,064   $     -     $     -        $510,111
Operating income                16,348         28,857         -           -          45,205
General corporate expenses         -             -            -        11,047        11,047
Identifiable assets            211,173         86,259         -        22,218       319,650
Depreciation and
   amortization expense          8,934          6,537         -           211        15,682
Capital expenditures             7,675          7,122         -           274        15,071

1995
Net sales                     $332,842       $157,731   $     -        $  -        $490,573
Operating income                11,425         28,446         -           -          39,871
General corporate expenses         -             -            -        10,133        10,133
Identifiable assets            204,707         82,299         -        26,527       313,533
Depreciation and
   amortization expense          8,784          5,803         -           216        14,803
Capital expenditures             5,849          6,241         -           198        12,288

1994
Net sales                     $304,047       $146,323      $6,195   $     -        $456,565
Operating income (loss)          4,856         29,252       (263)         -          33,845
General corporate expenses         -             -            -        10,709        10,709
Identifiable assets            213,904         76,753         -        14,414       305,071
Depreciation and
   amortization expense          9,829          5,224         241         230        15,524
Capital expenditures             6,364          9,758          83          96        16,301

Intersegment and interlocation sales are not significant and have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses, excluding interest, general corporate expenses, other income and income taxes.

Information by geographic area follows:

                                 UNITED
(In thousands)                   STATES         CANADA         EUROPE      ELIMINATIONS      CONSOLIDATED

1996
Net sales to unaffiliated
  customers                     $421,758       $38,704         $49,649     $       -           $510,111
Inter-area sales                  12,387           674           7,009       (20,070)                 -
Total net sales                  434,145        39,378          56,658       (20,070)           510,111
Operating income                  38,432           750           6,023             -             45,205
Identifiable assets              260,661        28,107          30,882             -            319,650

1995
Net sales to unaffiliated
  customers                     $403,955       $35,051         $51,567     $       -           $490,573
Inter-area sales                  10,484           541           6,630       (17,655)                 -
Total net sales                  414,439        35,592          58,197       (17,655)           490,573
Operating income                  32,765           729           6,377             -             39,871
Identifiable assets              253,438        26,336          33,759             -            313,533

1994
Net sales to unaffiliated
  customers                     $381,195       $31,605         $43,765     $       -           $456,565
Inter-area sales                   9,879           266           5,248       (15,393)                 -
Total net sales                  391,074        31,871          49,013       (15,393)           456,565
Operating income                  28,719           412           4,714             -             33,845
Identifiable assets              253,372        22,653          29,046             -            305,071


                REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS


 RESPONSIBILITY FOR FINANCIAL REPORTING                            REPORT OF INDEPENDENT AUDITORS
 THE BOARD OF DIRECTORS AND SHAREHOLDERS                           THE BOARD OF DIRECTORS AND SHAREHOLDERS
 THOMAS INDUSTRIES INC.                                            THOMAS INDUSTRIES INC.


 The financial statements herein have been prepared under          We have audited the consolidated balance sheet
 management direction from accounting records which management     of Thomas Industries Inc. and subsidiaries as of December 31,
 believes present fairly the transactions and financial            1996, and the related consolidated statements of income,
 position of the Company. They were developed in accordance        shareholders' equity, and cash flows for the year then ended.
 with generally accepted accounting principles appropriate in      These financial statements are the responsibility of the
 the circumstances.                                                Company's management. Our responsibility is to express an
                                                                   opinion on these financial statements based on our audit. The
 Management has established internal controls systems and          financial statements of Thomas Industries Inc. and
 procedures, including an internal audit function, to provide      subsidiaries for the years ended December 31, 1995, and 1994
 reasonable assurance that assets are maintained and accounted     were audited by other auditors whose report dated February 7,
 for in accordance with its authorizations and that                1996, expressed an unqualified opinion on those statements.
 transactions are recorded in a manner to ensure reliable
 financial information. The Company has a formally stated and      We conducted our audit in accordance with generally accepted
 communicated policy demanding of employees high ethical           auditing standards. Those standards require that we plan and
 standards in their conduct of its business.                       perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An
 The Audit Committee of the Board of Directors is composed of      audit includes examining, on a test basis, evidence supporting
 outside directors who meet regularly with management, internal    the amounts and disclosures in the financial statements. An
 auditors and independent auditors to review audit plans and       audit also includes assessing the accounting principles used
 fees, independence of auditors, internal controls, financial      and significant estimates made by management, as well as
 reports and related matters. The Committee has unrestricted       evaluating the overall financial statement presentation. We
 access to the independent and internal auditors with or           believe that our audit provides
 without management attendance.                                    a reasonable basis for our opinion.

                                                                   In our opinion, the 1996 financial statements referred to
 Timothy C. Brown                                                  above present fairly, in all material respects, the
 Chairman of the Board                                             consolidated financial position of Thomas Industries Inc. and
 President                                                         subsidiaries at December 31, 1996, and the consolidated
 Chief Executive Officer                                           results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

 Phillip J. Stuecker                                                                    /s/ Ernst & Young LLP
 Vice President of Finance
 Chief Financial Officer                                           Louisville, Kentucky
                                                                   February 5, 1997
  Louisville, Kentucky
 February 5, 1997



FIVE-YEAR SUMMARY OF OPERATIONS AND STATISTICS
                                                                     Year ended December 31
(Dollars in thousands, except per share data)  1996             1995              1994        1993            1992

EARNINGS STATISTICS
Net sales                                    $510,111         $490,573           456,565    $450,149        $420,754
Cost of products sold                         358,778          352,551           329,338     326,396         303,428
Selling, general and
  administrative expenses                     117,175          108,284           104,091     102,440         101,473
Interest expense                                7,333            8,242             9,225      10,279          10,428
Income before income taxes                     27,688           21,053            18,198       7,820             248
As a percentage of net sales                     5.4%             4.3%              4.0%        1.7%            0.1%
Income taxes                                   10,272            8,278             7,656       4,015           2,280
Effective tax rate                              37.1%            39.3%             42.1%       51.3%             n/a
Net income (loss)                              17,416           12,775         10,542(A)       3,805(B)     (2,032) (C)

FINANCIAL POSITION

Working capital                             $  85,838         $ 80,837          $ 77,558    $ 78,466        $ 70,448
Current ratio                                2.0 to 1         2.0 to 1          2.0 to 1    2.1 to 1        2.0 to 1
Property, plant and equipment - net            77,795           75,710            75,962      76,587          79,799
Total assets                                  319,650          313,533           305,071     302,760         294,453
Return on ending assets                          5.4%             4.1%              3.5%        1.3%          (0.7)%
Long-term debt, less current portion           62,632           70,791            79,693      87,509          89,900
Long-term debt to capital                       28.4%            33.1%             37.3%       41.2%           41.0%
Shareholders' equity                          157,702          143,177           133,766     125,049         129,545
Return on average shareholders' equity          11.6%             9.2%              8.1%        3.0%          (1.5)%

DATA PER COMMON SHARE
Net income                                     $ 1.63          $  1.25           $  1.05     $   .38        $  (.20)
Cash dividends declared                           .40              .40               .40         .40             .40
Shareholders' equity                            14.98            14.15             13.27       12.44           12.94
Price range                           23 7/8 - 16 1/2  24 1/8 - 13 5/8   16 3/8 - 12 3/4  14 - 9 1/8  14 1/8 - 8 3/8
Closing price                                 20 7/8            23 1/2            14 3/8      13 1/8           9 1/8
Price/earnings ratio                             12.8             18.8              13.7        34.5             n/a

OTHER DATA
Cash dividends declared                      $  4,169         $  4,036          $  4,024    $  4,014        $  4,004
Expenditures for property, plant & equipment   15,071           12,288            16,301      13,908          13,152
Depreciation and amortization                  15,682           14,803            15,524      16,517          16,339
Average number of employees                     3,150            3,100             3,190       3,390           3,480
Average sales per employee                      161.9            158.2             143.1       132.8           120.9
Number of shareholders of record               2,232             2,407             2,677       2,903           3,154
Average shares outstanding                 10,680,684       10,232,552        10,060,436  10,035,172      10,010,746

SEGMENT INFORMATION
Net sales
Lighting                                     $340,047         $332,842          $304,047    $298,432        $286,417
  Compressors & Vacuum Pumps                  170,064          157,731           146,323     127,896         110,022
  Other                                             -                -             6,195      23,821          24,315
Total net sales                              $510,111         $490,573          $456,565    $450,149        $420,754

Operating income
  Lighting                                   $ 16,348        $  11,425       $     4,856   $     120 (B)   $  2,659(C)
  Compressors & Vacuum Pumps                   28,857           28,446            29,252      26,183         19,147
  Other                                             -                -             (263)         710            412
Total operating income                      $  45,205         $ 39,871          $ 33,845   $  27,013       $ 22,218

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
