Form 10-K405, Exhibit 13
period 1997-12-31
THOMAS INDUSTRIES INC
filed 1998-03-20
CIK 97886

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                                RESULTS OF OPERATIONS


          RESULTS OF OPERATIONS

          The Company's sales and net income for 1997 achieved record levels. Net income for 1997 was $22.5 million, an increase of $5.1 million, or 29.0%, over 1996. Net sales increased 7.4% to $547.7 million in 1997 compared to $510.1 million in 1996.

          Net income for 1996 was $17.4 million, an increase of $4.6 million, or 36.3%, over 1995. Net sales increased 4.0% to $510.1 million in 1996 from $490.6 million in 1995.

          The Lighting Segment net sales for 1997 of $374.1 million were also a record and represent an increase of 10.0% over 1996 net sales, following an increase of 2.2% in 1996. The increase in 1997 was attributable to the strength of construction markets as all divisions reported higher sales. The increase in 1996 resulted from improvements in the Consumer Division and additional shipments in the Canadian market. Operating income for the Lighting Segment improved to $22.4 million in 1997, up from $16.3 million in 1996, and $11.4 million in 1995. The 1997 operating income represents a 36.9% improvement over 1996, while the 1996 level was 43.1% greater than 1995. The improvements were due to the additional volume, improved manufacturing efficiencies and continued implementation of cost containment programs.

          The Compressor & Vacuum Pump Segment achieved record net sales of $173.6 million in 1997, an increase of 2.1% over 1996, following an increase of 7.8% in 1996 over 1995. The increase in 1997 was due to the continued successful introduction of new products for new applications which offset pricing pressure in the medical markets. The increase for 1996 was due to the acquisition of Welch Vacuum Technology and the introduction of new products. For 1997, operating income increased to a record $30.9 million, or 7.0%, from 1996 due to the increased sales, improved efficiencies, cost containment in the manufacturing operations and favorable exchange rate conditions between the U.S. and Europe. Operating income for the Segment increased 1.4% to $28.9 million in 1996 compared to the 1995 level of $28.4 million due to the addition of Welch.

          Cost of products sold for 1997 was $378.7 million, an increase of 5.6%, due primarily to increased sales volume. In 1996, cost of products sold was $358.8 million, compared to $352.6 million in 1995, an increase of 1.8%. Cost of products sold as a percentage of net sales was 69.2% in 1997, compared to 70.3% and 71.9% in 1996 and 1995, respectively. Gross profit margins have improved as a result of the Company's ongoing commitment to cost reduction efforts and productivity improvement programs.

          Selling, general and administrative (SG&A) expenses were $127.5 million, $117.2 million, and $108.3 million in 1997, 1996 and 1995, respectively. As a percentage of net sales, SG&A expenses were 23.3% in 1997, compared to 23.0% and 22.1% in 1996 and 1995, respectively. The increase in SG&A expenses as a percentage of net sales is primarily due to additional information technology costs, including costs associated with Year 2000 software conversion requirements.

          Interest expense for 1997 declined $.9 million, or 11.6%, from 1996; while the 1996 interest expense declined $.9 million, or 11.0%, from 1995. The interest expense reductions in both years were due principally to the lower levels of long-term debt.

          Income taxes were $13.2 million, $10.3 million and $8.3 million in 1997, 1996 and 1995, respectively. The effective income tax rate was 37.0% in 1997, compared to 37.1% in 1996 and 39.3% in 1995.

          The Company, like other similar manufacturers, is subject to environmental rules and regulations regarding the use, disposal and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet these requirements. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate undiscounted liabilities for such matters.

          During 1997, the Company employed an average of 3,300 people, compared to 3,150 in 1996. The increase was due to the additional sales volume.

          LIQUIDITY AND SOURCES OF CAPITAL

          Cash and cash equivalents decreased to $17.4 million at December 31, 1997, compared to $18.8 million and $18.3 million at December 31, 1996 and 1995, respectively. Cash flows from operations were $32.3 million in 1997 compared to $30.1 million in 1996 and $39.4 million in 1995. These funds have been utilized in funding of capital expenditures and dividends over the three-year period, along with the net reductions of long-term and short-term debt during 1997, 1996 and 1995 totaling $34.7 million.

          Dividends declared in 1997 were $4.4 million, compared with $4.2 million in 1996 and $4.0 million in 1995. In October 1997, the Board of Directors authorized a three-for-two stock split on all shares of common stock payable December 1, 1997. Also in October 1997, the Board of Directors declared a cash dividend of 7.5 cents per post-split share which, giving effect to the stock split, creates a 12.5 percent increase in the cash dividend.

          Working capital increased $6.4 million during 1997 from the December 31, 1996 level which had increased $5.0 million from December 31, 1995. From 1996 to 1997, accounts receivable increased $3.1 million and inventory increased $4.9 million due to the higher sales volume.


                 (Dollars in thousands)                             1997             1996             1995
                 Working capital                            $       92,258   $       85,838   $       80,837
                 Current ratio                                        2.09             2.02             1.96
                 Long-term debt, less current portion       $       55,006   $       62,632   $       70,791
                 Long-term debt to total capital                      24.1%            28.4%            33.1%


          Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $41.4 million are not restricted at December 31, 1997.

          As of December 31, 1997, the Company had available credit of $11.9 million with banks under short-term borrowing arrangements, $11.0 million of which was unused, and a $30.0 million revolving line of credit that expires in 2002, which was unused. Anticipated funds from operations, along with available short-term credit, are expected to be sufficient to meet cash requirements in the year ahead. Cash in excess of operating requirements will continue to be invested in high grade, short-term securities.


          RECENTLY ISSUED ACCOUNTING STANDARDS

          In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 130, "Reporting Comprehensive Income", and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information". For a discussion of these statements and their impact on the Company, please refer to Note 2 of the Notes to the Consolidated Financial Statements on page 26.

          YEAR 2000 ISSUE

          Some of the Company's computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. In 1996, the Company initiated a program to address this issue so that computer systems will function properly with respect to dates in the year 2000 and thereafter. To date, the Company has incurred and expensed approximately $2 million for assessment and modification of software under this program. The program is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on operating systems. Future expenditures to complete the project are not expected to have a material effect on financial position or results of operations. There can be no guarantee regarding costs or completion date, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

          The Company has initiated formal communications with all significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. There is no guarantee that the systems of other companies on which the Company relies will be timely converted and would not have an adverse effect on the Company.

          FORWARD-LOOKING STATEMENTS

          The Company makes forward-looking statements from time to time and desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

          The statements contained in the foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations," statements contained in future filings with the Securities and Exchange Commission and publicly disseminated press releases and statements which may be made from time to time in the future by management of the Company in presentations to shareholders, prospective investors and others interested in the business and financial affairs of the Company, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Any projections of financial performances or statements concerning expectations as to future developments should not be construed in any manner as a guarantee that such results or developments will, in fact, occur. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company referred to above are also subject to the following risks and uncertainties:

          The Company operates in a highly competitive business environment, and its sales could be negatively affected by its inability to maintain or increase prices, changes in geographic or product mix or the decision of its customers to purchase competitive products instead of the Company's products. Sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by purchasers of the Company's products.

          The Lighting Segment participates in a highly competitive market that is dependent on the level of residential, commercial and industrial construction activity. Changes in consumer preferences and acceptance of new products affect the Lighting Segment.

          FORWARD-LOOKING STATEMENTS (CONTINUED)

          The Compressor & Vacuum Pump Segment operates in a market where technological improvements and the introduction of products for new applications are necessary for future growth. The Company could experience difficulties or delays in the development, production, testing and marketing of new products. As an original equipment supplier, the Company's results of operations are directly affected by the success of customer products.

          As the Company's business continues to expand outside the United States, the Company could experience changes in its ability to obtain or hedge against foreign currency rates and fluctuations in those rates. The Company could also be affected by nationalizations; unstable governments, economies, or legal systems; or intergovernmental disputes. These currency, economic and political uncertainties may affect the Company's results.

          The forward-looking statements made by the Company are based on estimates which the Company believes are reasonable. This means that the Company's actual results could differ materially from such estimates as a result of being negatively affected as described above or otherwise positively affected.

          COMMON STOCK MARKET PRICES AND DIVIDENDS

          The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On February 11, 1998, there were 2,041 security holders of record. High and low stock prices and dividends for the last two years were: (Data have been restated to reflect a three-for-two stock split effective December 1, 1997.)


                                              1997                            1996
                                                        Cash                            Cash
                                     Market Price     Dividends      Market Price    Dividends
                 Quarter Ended       High      Low    Declared       High      Low   Declared
                 March 31         $ 17.33    $ 13.67   $ .067       $ 15.92  $ 13.58 $ .067
                 June 30            19.33      14.33     .067         14.50    12.75   .067
                 September 30       20.42      18.50     .067         13.42    11.00   .067
                 December 31        22.33      19.38     .075         14.25    12.50   .067



          CONSOLIDATED STATEMENTS OF INCOME


                                                                                       Years ended December 31
                 (In thousands, except share data)                    1997                 1996                    1995

                 Net sales                                        $  547,702        $         510,111          $       490,573

                 Cost of products sold                               378,746                  358,778                  352,551
                    Gross profit                                     168,956                  151,333                  138,022

                 Selling, general and administrative expenses        127,500                  117,175                  108,284
                 Interest expense                                      6,480                     7,333                   8,242
                 Interest income and other                             (668)                     (863)                     443
                                                                     133,312                   123,645                 116,969
                    Income before income taxes                        35,644                    27,688                  21,053

                 Income taxes                                         13,174                    10,272                   8,278
                    Net income                                    $   22,470                  $ 17,416         $       12,775
                    Net income per share  - Basic                 $     1.42                  $   1.11         $         0.84
                    Net income per share  - Diluted                     1.38                      1.09                   0.83

          See accompanying notes.


                             CONSOLIDATED BALANCE SHEETS

                                                                               December 31
                 (In thousands, except share data)                      1997                  1996

                 Assets
                 Current assets:
                    Cash and cash equivalents                     $   17,352        $         18,826
                 Accounts receivable, net                             71,385                  68,239
                 Inventories, net                                     74,128                  69,247
                 Deferred income taxes                                 6,694                  7,167
                 Other current assets                                  7,052                  6,885
                 Total current assets                                176,611                  170,364

                 Property, plant and equipment, net                   80,197                  77,795
                 Intangible assets, net                               56,333                  58,687
                 Other assets                                         14,498                  12,804
                 Total assets                                     $  327,639        $         319,650

                 Liabilities and shareholders' equity
                 Current liabilities:
                 Notes payable to banks                          $     2,564        $         6,986
                 Accounts payable                                     31,094                  27,377
                 Accrued expenses and other current liabilities       41,646                  41,352
                 Dividends payable                                     1,189                  1,053
                 Current portion of long-term debt                     7,860                  7,758
                 Total current liabilities                            84,353                  84,526

                 Deferred income taxes                                 8,802                  8,603
                 Long-term debt, less current portion                 55,006                  62,632
                 Other long-term liabilities                           6,073                  6,187
                 Total liabilities                                   154,234                  161,948

                 Shareholders' equity:
                 Preferred stock, $1 par value, 3,000,000 shares
                 authorized - none issued                                  -                  -
                 Common stock, $1 par value, shares authorized:
                 60,000,000; shares issued: 1997 - 17,394,198;
                                              1996 - 17,324,910       17,394                  17,325
                 Capital surplus                                     109,750                  109,431
                 Retained earnings                                    68,533                  50,420
                 Foreign currency translation                        (4,587)                  (1,482)
                 Minimum pension liability                             (473)                  (780)
                 Less cost of treasury shares: 1,535,469 shares     (17,212)                  (17,212)
                 Total shareholders' equity                          173,405                  157,702
                 Total liabilities and shareholders' equity       $  327,639        $         319,650

          See accompanying notes.



                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                              Years ended December 31
                 (In thousands)                                        1997              1996            1995

                 Common stock:
                 Beginning of year                                $   17,325        $         17,229 $         17,172
                 Stock options exercised                                  69                      96               57
                 End of year                                          17,394                  17,325           17,229

                 Capital surplus:
                 Beginning of year                                   109,431                  112,231          111,833
                    Treasury stock retired                                 -                  (3,866)          -
                    Welch pooling of interests                             -                     347           -
                    Stock options exercised                              319                     719           398
                 End of year                                         109,750                  109,431          112,231

                 Retained earnings:
                 Beginning of year                                    50,420                  40,003           31,264
                    Welch pooling of interests                             -                    (928)          -
                    Net income                                        22,470                  17,416           12,775
                    Treasury stock retired                                 -                  (1,902)          -
                    Cash dividends                                   (4,357)                  (4,169)          (4,036)
                 End of year                                          68,533                  50,420           40,003

                 Foreign currency translation:
                    Beginning of year                                (1,482)                    (616)          (2,478)
                    Adjustment                                       (3,105)                    (866)          1,862
                 End of year                                         (4,587)                  (1,482)          (616)

                 Minimum pension liability:
                 Beginning of year                                     (780)                  (2,690)          (1,045)
                    Adjustment                                           307                   1,910           (1,645)
                 End of year                                           (473)                    (780)          (2,690)

                 Treasury stock:
                 Beginning of year                                  (17,212)                  (22,980)        (22,980)
                    Treasury stock retired                                 -                    5,768          -
                 End of year                                        (17,212)                  (17,212)        (22,980)
                 Total shareholders' equity                       $  173,405        $         157,702$        143,177

          See accompanying notes.



                        CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                              Years ended December 31
                 (In thousands)                                                  1997             1996                 1995

                 Operating activities
                 Net income                                                $   22,470         $ 17,416         $       12,775
                 Adjustments to reconcile net income to net cash
                 provided by operating activities:
                 Depreciation and amortization                                 16,049           15,682                 14,803
                 Deferred income taxes                                          1,410              198                     75
                 Provision for losses on accounts receivable                      441              451                    519
                 Loss (gain) on asset disposals, net                            (838)               99                    123
                 Changes in operating assets and liabilities
                 net of effect of acquisitions:
                 Accounts receivable                                          (3,492)          (5,434)                (1,037)
                 Inventories                                                  (6,048)              766                 4,312
                 Other current assets                                           (271)              998                 1,282
                 Accounts payable                                               3,687            (174)                 1,779
                 Accrued expenses and other liabilities                           100            (366)                 4,366
                 Other                                                        (1,243)              479                   404
                 Net cash provided by operating activities                     32,265           30,115                39,401

                 Investing activities
                 Purchases of property, plant and equipment                  (17,696)         (15,071)                (12,288)
                 Proceeds from sales of property, plant and equipment           1,117              159                 1,458
                 Purchase of companies (net of cash acquired)                 (1,371)                -                 -
                 Net cash used in investing activities                       (17,950)         (14,912)                 (10,830)

                 Financing activities
                 Payments on notes payable to banks, net                      (3,721)            (704)                 (1,231)
                 Payments on long-term debt                                   (7,638)         (12,458)                 (8,914)
                 Dividends paid                                               (4,221)          (4,127)                 (4,033)
                 Other                                                            388              925                    287
                 Net cash used in financing activities                       (15,192)         (16,364)                (13,891)

                 Effect of exchange rate changes                                (597)            1,682                 (1,425)

                 Net (decrease) increase in cash and cash equivalents         (1,474)              521                 13,255
                 Cash and cash equivalents at beginning of year                18,826           18,305                  5,050
                 Cash and cash equivalents at end of year                     $17,352          $18,826              $  18,305

          See accompanying notes.



                    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          NOTE 1 - DESCRIPTION OF BUSINESS

          Thomas Industries Inc. and subsidiaries (the Company) operates two core businesses organized as a lighting segment and a compressor and vacuum pump segment. The Company designs, manufactures, markets and sells products within these segments. Manufacturing facilities are located in North America and Europe, with additional sales operations located in South America and Asia. Lighting products are sold principally in North America for consumer, commercial, industrial and outdoor applications. Compressor and vacuum pump products are sold worldwide, with principal markets in North America and Europe, primarily for applications of original equipment manufacturers.

          NOTE 2 - ACCOUNTING POLICIES

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

          INVENTORIES

          Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 79% and 78% of consolidated inventories at December 31, 1997 and 1996, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories at December 31, consisted of the following:


            (In thousands)       1997         1996
            Finished goods    $ 35,472     $ 33,072
            Raw materials       23,620       21,622
            Work in process     15,036       14,553
            Total inventories $ 74,128     $ 69,247


          On a current cost basis, inventories would have been $11,007,000 and $11,505,000 higher than reported at December 31, 1997 and 1996, respectively.

          PROPERTY, PLANT AND EQUIPMENT

          The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives. Property, plant and equipment at December 31 consisted of the following:


            (In thousands)                                    1997       1996
            Land                                       $     6,195    $  6,331
            Buildings                                       31,564      31,470
            Leasehold improvements                          11,241      11,627
            Machinery and equipment                        105,977     100,292
                                                           154,977     149,720
            Accumulated depreciation and amortization      (74,780)    (71,925)
            Total property, plant and equipment, net   $    80,197    $ 77,795


          NOTE 2 - ACCOUNTING POLICIES (CONTINUED)

          INTANGIBLE ASSETS

          Intangible assets represent the excess of cost over the fair value of net assets of companies acquired and are stated net of accumulated amortization of $19,916,000 and $18,368,000 at December 31, 1997 and 1996, respectively. The excess is being amortized over 40 years by the straight-line method.

          RESEARCH AND DEVELOPMENT COSTS
          Research and development costs, which include costs of product improvements and design, are expensed as incurred ($14,873,000 in 1997, $14,338,000 in 1996 and $13,405,000 in 1995).

          FINANCIAL INSTRUMENTS

          Various methods and assumptions are used by the Company in estimating its fair value disclosures for significant financial instruments. Fair values of cash equivalents approximate their carrying amount because they are highly liquid investments with a maturity of less than three months when purchased. The fair value of notes payable to banks approximates its carrying amount. The fair value of long-term debt is based on the present value of the underlying cash flows discounted at the current estimated borrowing rates available to the Company.

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

          RECENTLY ISSUED ACCOUNTING STANDARDS

          In June 1997, The Financial Accounting Standards Board (FASB) issued Statement No. 130, "Reporting Comprehensive Income" (SFAS
          130), which requires disclosure of all items that are recognized under accounting standards as components of comprehensive income. SFAS 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and capital surplus in the shareholders' equity section of the balance sheet.

          Also in June 1997, The FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 requires public companies to disclose financial and descriptive information about operating segments, which are defined as revenue-producing components for which separate financial information is produced internally that is subject to evaluation by the chief operation decision maker in deciding how to allocate resources to segments.

          The Company will adopt both Statements in 1998, neither of which is anticipated to significantly impact the financial statements or disclosures therein.

          OTHER

          Accounts receivable at December 31, 1997 and 1996 was net of an allowance for doubtful accounts of $2,046,000 and $2,243,000, respectively.

          Certain prior year amounts have been reclassified to conform to the current year presentation.

          NOTE 3 - NET INCOME PER SHARE

          In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Net income per share amounts for all periods presented have been restated to conform to the SFAS 128 requirements.

          The computation of the numerator and denominator in computing basic and diluted net income per share follows:


                 (In thousands)                                1997              1996         1995
                 Numerator:
                 Net income                                $ 22,470          $ 17,416         $ 12,775
                 Denominator:
                 Weighted average shares outstanding         15,837            15,756           15,136
                 Effect of dilutive securities:
                 Director and employee stock options            422               265              213
                 Employee performance shares                     13                 -                -
                 Dilutive potential common shares               435               265              213
                 Denominator for diluted earnings
                   per share -- adjusted weighted-average
                   shares and assumed conversions            16,272            16,021           15,349


          NOTE 4 - ACQUISITION

          On March 15, 1996, the Company acquired Welch Vacuum Technology, Inc., of Skokie, Illinois, a manufacturer of high vacuum systems for laboratory and chemical markets. Welch was acquired in exchange for 514,574 shares of common stock of the Company in a transaction accounted for as a pooling of interests. Due to immateriality, prior year financial statements were not restated.

          NOTE 5 - INCOME TAXES

          A summary of the provision for income taxes follows:


                 (In thousands)                                1997              1996         1995

                 Current:
                 Federal                           $          7,977        $    6,946         $  5,138
                 State                                          780               630              300
                 Foreign                                      3,007             2,498            2,765
                                                             11,764            10,074            8,203
                 Deferred:
                 Federal and state                            1,594               128              211
                 Foreign                                      (184)                70            (136)
                                                              1,410               198               75
                 Total provision for income taxes  $         13,174        $   10,272         $  8,278


                 The U.S. and foreign components of income before income taxes follow:

                 (In thousands)                                1997              1996         1995
                 United States                     $         27,360        $   20,731         $ 14,973
                 Foreign                                      8,284             6,957            6,080
                 Income before income taxes        $         35,644        $   27,688         $ 21,053


                 A reconciliation of the normal statutory federal income tax rate to the Company's effective income tax rate follows:

                                                                        1997                  1996             1995
                 U.S. statutory rate                                   35.0%                  35.0%            35.0%
                 State income taxes, net of federal tax benefits         1.4                  1.5               .9
                 Nondeductible amortization of intangible assets         1.6                  2.0              2.6
                 Foreign loss carryforwards                             (.9)                  (1.4)            (1.1)
                 Foreign tax rates                                       1.0                  1.8              2.3
                 Other                                                 (1.1)                  (1.8)            (.4)
                 Effective income tax rate                             37.0%                  37.1%            39.3%


          NOTE 5 - INCOME TAXES (CONTINUED)

          Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which gave rise to significant deferred tax assets and liabilities at December 31 follow:


                 (In thousands)                                                  1997             1996
                 Deferred tax assets:
                 Net operating loss carryforwards                          $    1,856         $  3,060
                 Allowance for doubtful accounts receivable                       644              680
                 Inventory reserves                                             1,658            2,786
                 Accrued compensation expenses                                  2,853            2,731
                 Other                                                          3,093            2,740
                                                                               10,104           11,997
                 Less valuation allowance                                       1,856            3,060
                 Net deferred tax asset                                         8,248            8,937
                 Deferred tax liabilities:
                 Accelerated depreciation                                       7,030            6,705
                 Inventory valuation                                            1,844            1,858
                 Pension expense                                                1,318            1,140
                 Other                                                            597              881
                                                                               10,789           10,584
                 Net deferred tax liability                                $    2,541         $  1,647

                 Classification:
                 Current asset                                             $    6,694         $  7,167
                 Long-term asset                                                1,554            1,770
                 Current liability                                              1,987            1,981
                 Long-term liability                                            8,802            8,603
                 Net deferred tax liability                                $    2,541         $  1,647


          Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheet.

          The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences, net of a $1,856,000 valuation allowance, provided for income tax loss carryforwards in U.S. and foreign jurisdictions, the realization of which is not assured within the carryforward periods.

          The net future tax benefit and date of expiration of such loss carryforwards are as follows: $64,000, January 1, 1999; $6,000, January 1, 2000; $7,000, January 1, 2001; $269,000, January 1,
          2005; $108,000, January 1, 2006; and $1,402,000 between January
          1, 2007 and January 1, 2010.

          The Company's foreign subsidiaries have accumulated undistributed earnings ($31,921,000 at December 31, 1997) on which U.S. taxes have not been provided. Under current tax regulations and with the availability of certain tax credits, it is management's belief that the likelihood of the Company incurring significant taxes on any distribution of such accumulated earnings is remote. Dividends, if any, would be paid principally from current earnings.

          The Company made federal, state and foreign income tax payments of $13,911,000 in 1997, $13,179,000 in 1996 and $7,200,000 in
          1995.

          NOTE 6 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

          Long-term debt consists principally of 9.36% senior notes with annual maturities through 2005 ($54,080,000 and $61,810,000 at December 31, 1997 and 1996, respectively).

          The fair value of the Company's long-term debt at December 31, 1997 and 1996 was $60,000,000 and $66,700,000, respectively.

          Maturities of long-term debt for the next five years are as follow: 1998 - $7,860,000; 1999 - $7,887,000; 2000 - $7,784,000;
          2001 - $7,857,000; and 2002 - $7,789,000.

          Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $41,400,000 were not restricted at December 31, 1997.

          As of December 31, 1997, the Company had available credit of $11,900,000 with banks under short-term borrowing arrangements, $11,000,000 of which was unused, and a $30,000,000 revolving line of credit that expires in 2002, which was unused.

          Cash paid for interest was $6,805,000 in 1997, $7,591,000 in 1996 and $8,533,000 in 1995. The weighted average interest rates on notes payable to banks at December 31, 1997 and 1996 were 4.30% and 4.04%, respectively.

          NOTE 7 - SHAREHOLDERS' EQUITY

          STOCK SPLIT

          On October 16, 1997, the Board of Directors authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend on all shares of common stock, payable December 1, 1997, for shareholders of record November 14, 1997. All share data included in these consolidated financial statements and related footnotes have been restated to reflect this stock split.

          STOCK INCENTIVE PLANS

          At the April 20, 1995, Annual Meeting, the Company's shareholders approved the Company's 1995 Incentive Stock Plan. An aggregate of 900,000 shares of common stock, plus all shares remaining under the Company's 1987 Incentive Stock Plan, were reserved for issuance under this Plan. Under this Plan, options may be granted to employees at not less than market value at date of grant. All options granted have 10-year terms and vest and become fully exercisable at the end of five years of continued employment. The Company's 1987 Incentive Stock Plan was terminated, except with respect to outstanding options which may be exercised through 2005.

          At the April 21, 1994, Annual Meeting, the Company's shareholders approved the Non-Employee Director Stock Option Plan. Under this Plan, each continuing non-employee director in office on the date of each annual meeting is awarded options to purchase 3,000 shares of common stock at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable on the date granted. This Plan provides for options to be awarded at each annual meeting through 2004 or until 375,000 options have been granted. At December 31, 1997, there were nine non-employee directors in office, and 102,000 options had been awarded under this Plan.

          NOTE 7 - SHAREHOLDERS' EQUITY (CONTINUED)

          In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). In accordance with SFAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations, in accounting for its stock based compensation because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

          Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                         1997          1996      1995
          Risk-free interest rate        5.5%          6.5%      6.5%
          Expected life, in years         6.5          8.0       8.0
          Expected volatility           0.264          0.273     0.273
          Expected dividend yield        1.8%          2.0%      2.0%


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

          For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                 (In thousands, except share data)                      1997                     1996             1995
                 Net income                As reported              $ 22,470                  $ 17,416         $ 12,775
                                           Pro forma                  21,882                    17,024           12,669

                 Net income per
                   share - Basic           As reported                  1.42                     1.11              .84
                                           Pro forma                    1.38                     1.08              .83

                 Net income per
                   share - Diluted         As reported                  1.38                     1.09              .83
                                           Pro forma                    1.34                     1.06              .83


          Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

          NOTE 7 - SHAREHOLDERS' EQUITY (CONTINUED)

          A summary of stock option activity for all plans follows:


                 (Options in thousands)            1997                    1996                      1995
                                                   Weighted                   Weighted                          Weighted
                                           Options Average Price     Options Average Price    Options         Average Price
                 Beginning of year         1,174   $11.02              1,026   $10.01         837              $  8.59
                 Granted                     269    21.31                269    13.98         269                14.13
                 Exercised                   (95)    8.92               (98)     8.59         (66)               10.26
                 Forfeited or expired         (2)   12.49               (23)    11.20         (14)                8.58
                 End of year               1,346   $13.22              1,174   $11.02         1,026            $ 10.01

                 Exercisable at end
                 of year                     559   $ 9.69                506  $  8.74         473              $ 8.46



          The weighted average fair value of options granted was $6.67 in 1997, $5.05 in 1996 and $5.15 in 1995 using a Black-Scholes option pricing model. Options outstanding at December 31, 1997 had option prices ranging from $6.58 to $21.75 and expire at various dates between April 20, 1999 and December 9, 2007 (with a weighted-average remaining contractual life of 7.6 years). There are 545,421 shares reserved for future grant, of which 270,775 shares are reserved for the Non-Employee Director Stock Option Plan.

          In addition to the options listed above, 13,215 performance share awards were granted in December 1997 and December 1996. Awards may be earned based on the total shareholder return of the Company during the three-year periods commencing January 1 following the grant date.

          SHAREHOLDER RIGHTS PLAN

          On December 10, 1997, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan) pursuant to which preferred stock purchase rights (the Rights) were declared and distributed to the holders of the Company's common stock. The Rights Plan provides that the Rights separate from the common stock and become exercisable if a person or group of persons working together acquires at least 20% of the common stock (a 20% Acquisition) or announces a tender offer which would result in ownership by that person or group of at least 20% of the common stock (a 20% Tender Offer). Upon a 20% Acquisition, the holders of Rights may purchase the common stock at half-price. If, following the separation of the Rights from the common stock, the Company is acquired in a merger or sale of assets, holders of Rights may purchase the acquiring company's stock at half-price.

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

          NOTE 8 - RETIREMENT PLANS

          The Company has noncontributory defined benefit pension plans and contributory defined contribution plans covering its hourly union employees. The defined benefit plans primarily provide flat benefits of stated amounts for each year of service. The Company's policy is to fund pension costs deductible for income tax purposes.

          The Company also sponsors defined contribution pension plans covering substantially all U.S. employees whose compensation is not determined by collective bargaining. Annual contributions are determined by the Board of Directors.

          A summary of pension expense follows:


                 (In thousands)                                                  1997         1996             1995
                 Defined benefit plans:
                 Service cost-benefits earned during the period            $      482         $    502         $         362
                 Interest cost on projected benefit obligation                  1,994            1,806                 1,598
                 Actual return on plan assets                                 (5,598)          (3,130)                (4,368)
                 Net amortization and deferral                                  3,551            1,283                 3,264
                 Net pension cost of defined benefit plans                        429              461                   856
                 Defined contribution plans                                     3,307            3,206                 2,685
                 Multi-employer plans for certain union employees and other       160              154                   217
                 Total pension expense                                        $ 3,896         $ 3,821                $ 3,758

                 The assumptions used in the accounting for the funded status of defined benefit plans follow:

                                                                                 1997             1996                 1995
                 Weighted average discount rates                                7.15%            8.00%                 7.15%
                 Expected long-term rates of return on assets                   9.00%            9.00%                 9.00%


          The following table sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans:


                 (In thousands)                                         1997                           1996
                                                        Assets Exceed       Accumulated      Assets Exceed    Accumulated
                                                         Accumulated       Benefits Exceed    Accumulated   Benefits Exceed
                                                          Benefits            Assets           Benefits         Assets
                 Actuarial present value
                 of benefit obligations:
                 Vested benefit obligation                 $ 16,304          $ 11,678         $ 16,775         $ 8,067
                 Accumulated benefit obligation              16,882            12,378           17,245           8,266
                 Plan assets at fair value                   19,060            11,440           19,012           7,062
                 Accumulated benefit obligation less
                 than (in excess of) plan assets              2,178             (938)            1,767          (1,204)
                 Unrecognized net (gain) loss                 (469)               727            (172)             780
                 Unrecognized net obligation,
                 net of amortization                            547             1,685              716           1,374
                 Additional minimum liability                     -           (2,412)                -           (2,154)
                 Prepaid pension asset (liability)       $    2,256        $    (938)         $  2,311         $ (1,204)


          The defined benefit plans' assets at December 31, 1997 consisted primarily of listed stocks and bonds, including 65,500 shares of Company common stock having a market value of $1,294,000 at that date.

          NOTE 9 - OTHER POSTRETIREMENT BENEFIT PLANS

          The Company provides postretirement medical and life insurance benefits for certain retirees and employees, and accrues the cost of such benefits during the service lives of such employees.

          Net periodic postretirement benefit cost includes the following components:


                 (In thousands)                                         1997                  1996             1995
                 Service cost on benefits earned                  $       38        $          50    $          42
                 Interest cost on benefits obligation                    359                  356              439
                 Net amortization and deferral                           216                  233              344
                 Net periodic postretirement benefit cost              $ 613        $         639    $         825


          The following table sets forth the status and amounts recognized in the consolidated balance sheets for the Company's postretirement benefit plans:


                 (In thousands)                                         1997                  1996
                Retiree participants                             $     4,042       $          3,834
                 Fully eligible active participants                      181                    239
                 Other active participants                               675                    701
                 Accumulated postretirement benefit obligation         4,898                  4,774

                 Unrecognized prior service cost                        (36)                    (38)
                 Unrecognized net gain                                   548                    725
                 Unrecognized transition obligation                  (3,468)                  (3,699)
                 Accrued postretirement benefit liability         $    1,942        $         1,762


          Assumptions used to measure expected health care costs follow:


                                                                        1997                  1996             1995
                 Discount rate                                         7.15%                  8.00%            7.15%
                 Initial health care cost trend rate                   8.00%                  9.00%            9.00%
                 Ultimate health care cost trend rate                  4.50%                  5.00%            5.50%
                 Year ultimate trend rate is achieved                   2006                  2004             2004


          The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $445,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1997 by $36,000.

          NOTE 10 - LEASES, COMMITMENTS AND CONTINGENCIES

          Total rental expense was $4,888,000 in 1997; $4,664,000 in 1996 and $4,554,000 in 1995. Future minimum rentals under non-cancelable operating leases are as follows: 1998 - $3,195,000; 1999 - $2,802,000; 2000 - $2,155,000; 2001 - $1,709,000; 2002 -
          $1,299,000 and thereafter - $5,300,000.

          The Company had letters of credit outstanding in the amount of $5,176,000 at December 31, 1997.

          The Company, like other manufacturers, is subject to environmental rules and regulations regarding the use, disposal and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate undiscounted liabilities for such matters.

          In the normal course of business, the Company is a party to legal proceedings and claims. When costs can be reasonably estimated, appropriate liabilities for such matters are recorded. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

          NOTE 11 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

          A summary of accrued expenses and other current liabilities at December 31 follows:


                 (In thousands)                                         1997                  1996
                 Accrued wages, taxes and withholdings            $   12,702        $        10,173
                 Accrued insurance                                     5,056                  4,952
                 Accrued sales expense                                 5,913                  5,447
                 Income taxes payable                                  1,463                  3,565
                 Other current liabilities                            16,512                 17,215
                 Total accrued expenses and other
                   current liabilities                            $   41,646        $        41,352


          NOTE 12 - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

          Unaudited quarterly results of operations follow (in thousands, except share data):


                                           Net Sales                     Gross Profit       Net Income
                                     1997             1996            1997      1996            1997             1996
                 1st Qtr.         $ 126,356        $ 123,524       $  38,257 $ 35,119         $  4,002         $  2,625
                 2nd Qtr.           139,989          127,868          43,540   37,209            6,430            4,448
                 3rd Qtr.           141,204          129,611          44,181   39,188            7,025            5,902
                 4th Qtr.           140,153          129,108          42,978   39,817            5,013            4,441
                                  $ 547,702        $ 510,111       $ 168,956 $151,333         $ 22,470         $ 17,416


                                  Basic Net Income          Diluted Net Income
                                    Per Share                   Per share
                                   1997     1996               1997     1996
                 1st Qtr.         $ 0.25   $ 0.17            $ 0.25   $ 0.16
                 2nd Qtr.           0.41     0.28              0.39     0.28
                 3rd Qtr.           0.44     0.38              0.43     0.37
                 4th Qtr.           0.32     0.28              0.31     0.28
                                  $ 1.42   $ 1.11            $ 1.38   $ 1.09


          The 1996 and first three quarters of 1997 net income per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

          NOTE 13 - INDUSTRY SEGMENT INFORMATION

          Industry segment information follows:


                                                   Compressors &
                 (In thousands)            Lighting    Vacuum Pumps         Corporate         Consolidated
                 1997
                 Net sales                 $ 374,065      $ 173,637       $         -         $ 547,702
                 Operating income             22,378         30,879                 -            53,257
                 General corporate expenses        -              -            11,801            11,801
                 Identifiable assets         222,449         85,878            19,312           327,639
                 Depreciation and
                    amortization expense       9,345          6,530               174            16,049
                 Capital expenditures          9,006          8,441               249            17,696

                 1996
                 Net sales                 $  340,047     $ 170,064       $         -     $  510,111
                 Operating income              16,348        28,857                 -         45,205
                 General corporate expenses        -              -            11,047         11,047
                 Identifiable assets          211,173        86,259            22,218         319,650
                 Depreciation and
                    amortization expense        8,934         6,537               211         15,682
                 Capital expenditures           7,675         7,122               274         15,071

                 1995
                 Net sales                 $  332,842     $ 157,731          $      -         $ 490,573
                 Operating income              11,425        28,446                 -         39,871
                 General corporate expenses        -              -            10,133         10,133
                 Identifiable assets          204,707        82,299            26,527         313,533
                 Depreciation and
                    amortization expense        8,784         5,803               216         14,803
                 Capital expenditures           5,849         6,241               198         12,288


          Intersegment and interlocation sales are not significant and have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses, excluding interest, general corporate expenses, other income and income taxes.



          NOTE 13 - INDUSTRY SEGMENT INFORMATION (CONTINUED)

          Information by geographic area follows:


                                           United
                 (In thousands)            States            Canada            Europe        Eliminations     Consolidated
                 1997
                 Net sales to unaffiliated
                    customers              $ 455,727       $ 42,971          $ 49,004         $     -          $ 547,702
                 Intercompany sales           14,257            489             9,139         (23,885)               -
                 Total net sales             469,984         43,460            58,143         (23,885)           547,702
                 Operating income             44,323          1,355             7,579               -             53,257
                 Identifiable assets         266,409         33,219            28,011               -            327,639

                 1996
                 Net sales to unaffiliated
                    customers              $ 421,758        $38,704           $49,649     $         -          $510,111
                 Intercompany sales           12,387            674             7,009         (20,070)               -
                 Total net sales             434,145         39,378            56,658         (20,070)          510,111
                 Operating income             38,432            750             6,023              -             45,205
                 Identifiable assets         260,661         28,107            30,882              -            319,650

                 1995
                 Net sales to unaffiliated
                    customers              $ 403,955        $35,051           $51,567         $      -         $490,573
                 Intercompany sales           10,484            541             6,630          (17,655)              -
                 Total net sales             414,439         35,592            58,197          (17,655)         490,573
                 Operating income             32,765            729             6,377                -           39,871
                 Identifiable assets         253,438         26,336            33,759                -          313,533


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




          Timothy C. Brown
          Chairman of the Board
          President
          Chief Executive Officer


          Phillip J. Stuecker
          Vice President of Finance
          Chief Financial Officer
          Secretary


          Louisville, Kentucky
          February 11, 1998


          REPORT OF INDEPENDENT AUDITORS
          THE BOARD OF DIRECTORS AND SHAREHOLDERS
          THOMAS INDUSTRIES INC.

          We have audited the consolidated balance sheets of Thomas Industries Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Thomas Industries Inc. and subsidiaries for the year ended December 31, 1995, were audited by other auditors whose report dated February 7, 1996, expressed an unqualified opinion on those statements.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Industries Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




          Louisville, Kentucky
          February 11, 1998


                    FIVE YEAR SUMMARY OF OPERATIONS AND STATISTICS

                                                   Years ended December 31

       (Dollars in thousands,
        except share data)               1997         1996           1995            1994         1993
       Earnings Statistics
       Net sales                        $547,702    $510,111       $490,573         $456,565      $450,149
       Cost of products sold             378,746     358,778        352,551          329,338       326,396
       Selling, general and
          administrative expenses        127,500     117,175        108,284          104,091       102,440
       Interest expense                    6,480       7,333          8,242            9,225        10,279
       Income before income taxes         35,644      27,688         21,053           18,198         7,820
       As a percentage of net sales         6.5%        5.4%           4.3%             4.0%           1.7%
       Income taxes                       13,174      10,272          8,278            7,656         4,015
       Effective tax rate                  37.0%       37.1%           39.3%           42.1%          51.3%
       Net income                         22,470      17,416         12,775            10,542(A)      3,805(B)
       Financial Position
       Working capital                  $ 92,258    $ 85,838       $ 80,837          $ 77,558      $ 78,466
       Current ratio                    2.1 to 1    2.0 to 1       2.0 to 1          2.0 to 1      2.1 to 1
       Property, plant and
          equipment, net                   80,197      77,795        75,710            75,962        76,587
       Total assets                       327,639     319,650       313,533           305,071       302,760
       Return on ending assets                6.9%        5.4%          4.1%              3.5%          1.3%
       Long-term debt                      55,006      62,632        70,791            79,693        87,509
       Long-term debt to
         total capital                       24.1%       28.4%         33.1%            37.3%          41.2%
       Shareholders' equity               173,405     157,702       143,177          133,766        125,049
       Return on beginning
         shareholders' equity                14.2%      12.2%          9.6%              8.4%           2.9%
       Data Per Common Share (C)
       Net income                          $ 1.38     $ 1.09        $ 0.83            $ 0.70        $  0.25
       Cash dividends declared               0.28       0.27          0.27              0.27           0.27
       Shareholders' equity                 10.59       9.99          9.43              8.85           8.30
       Share price - High                   22.33      15.92         16.08             10.92           9.33
       Low                                  13.67      11.00          9.08              8.50           6.08
       Close                                19.75      13.92         15.67              9.58           8.75
       Price/earnings ratio                  14.3       12.8          18.9              13.7           35.0
       Other Data
       Cash dividends declared          $  4,357    $  4,169      $  4,036          $  4,024       $  4,014
       Expenditures for property,
         plant & equipment                17,696      15,071        12,288            16,301         13,908
       Depreciation and amortization      16,049      15,682        14,803            15,524         16,517
       Average number of employees         3,300       3,150         3,100             3,190          3,390
       Sales per average number
         of employees                      166.0       161.9         158.2             143.1          132.8
       Number of shareholders
         of record                         2,057       2,232          2,407            2,677          2,903
       Average number common
         shares outstanding (C)       16,271,678  16,021,026     15,348,828       15,090,654      15,052,758
       Segment Information
       Net sales
          Lighting                      $374,065    $340,047       $332,842         $304,047         $298,432
          Compressors & Vacuum Pumps     173,637     170,064        157,731          146,323          127,896
          Other                                -           -             -             6,195           23,821
        Total net sales                  $547,702    $510,111      $490,573         $456,565         $450,149
        Operating income
          Lighting                     $  22,378  $   16,348      $  11,425      $     4,856            $ 120(B)
          Compressors & Vacuum Pumps      30,879      28,857         28,446           29,252           26,183
          Other                                -           -              -             (263)             710
        Total operating income          $  53,257  $   45,205      $ 39,871         $ 33,845         $ 27,013


          Note: See accompanying Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.
          (A) Divestitures - major divestitures and the effect on net income in the year of divestiture include Builders Brass Works and Portland Willamette in 1994 for a gain of $3,000,000.

          (B) Includes 1993 after-tax charge of $2,040,000 (pre-tax of $3,500,000) for restructuring costs and credit of $1,148,000 (pre-tax of $1,900,000) for LIFO accounting change.

          (C) Adjusted for 1997 stock split.