Form 10-K405, Exhibit 13
period 1998-12-31
THOMAS INDUSTRIES INC
filed 1999-03-29
CIK 97886

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Effective August 30, 1998, Thomas Industries and The Genlyte Group formed the Genlyte Thomas Group (GTG), combining the Thomas Lighting business and Genlyte. Genlyte has a 68% interest in GTG, and Thomas holds a 32% interest, which is accounted for using the equity method of accounting. Thomas changed its method of accounting for the lighting business contributed to GTG to the equity method effective January 1, 1998, the beginning of Thomas' current fiscal year. These changes had no effect on Thomas' net income or common shareholders' equity but did reduce its revenues, costs, assets and liabilities, and changed certain components of cash flow (See Note 2). Restatement of financial statements for years prior to 1998 is not permitted under generally accepted accounting principles; therefore, Thomas' financial statements for 1998 are not comparable to 1997 and 1996.

RESULTS OF OPERATIONS

The Company achieved record net income in 1998 of $24.5 million, which represents an increase of $2.0 million, or 9.1%, over 1997. Net income for 1997 was $22.5 million, an increase of $5.1 million, or 29.0%, over 1996.

COMPRESSORS AND VACUUM PUMPS

The Compressors and Vacuum Pumps Segment achieved record net sales of $177.2 million in 1998, an increase of 2.1% over 1997. Net sales in 1997 were $173.6 million, an increase of 2.1% compared to 1996. The increases in both years were due to the continued successful introduction of new products for new applications, which offset pricing pressure in the medical markets.

Operating income for the Segment in 1998 decreased slightly to $30.7 million from the record $30.9 million achieved in 1997 primarily due to pricing pressures in the medical markets and the general weakness in OEM and distributor business as a result of the current global economic situation. For 1997, operating income increased by 7.0%, from 1996, due to increased sales, improved efficiencies, cost containment in the manufacturing operations and favorable exchange rate conditions between the U.S. and Europe.

LIGHTING SEGMENT

Operating income from lighting was $20.3 million in 1998 compared to $22.4 million in 1997. Results for 1998 include the operating income of the former Thomas Lighting group for the period ended August 29 prior to the formation of GTG, Thomas' 32% interest in GTG for the four months ended December 31, 1998, and amortization of Thomas' excess investment in GTG. The decrease in operating income of $2.1 million in 1998 was offset by a $5.7 million reduction of corporate expenses formerly needed to support the lighting operations.

Operating income for the Lighting Segment in 1997 of $22.4 million represented a 36.9% improvement over 1996. The improvements were due to the additional volume, improved manufacturing efficiencies and continued implementation of cost containment programs.

CORPORATE

Interest expense for 1998 declined $.3 million, or 4.6%, from 1997 due primarily to the lower levels of long-term debt offset partially by higher levels of short-term borrowings in the first half of 1998. Interest expense for 1997 declined $.9 million, or 12.3%, from 1996 due principally to the lower levels of long-term debt.

Income tax provisions were $14.9 million, $13.2 million, and $10.3 million in 1998, 1997 and 1996, respectively. The effective income tax rate was 37.8% in 1998, compared to 37.0% in 1997, and 37.1% in 1996.

The Company, like other manufacturers, is subject to environmental rules and regulations regarding the use, disposal and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters. Estimated liabilities are not discounted to present value. The Company does not believe that the ultimate resolution of environmental matters will have a material adverse effect on its financial position, results of operations or liquidity.

At December 31, 1998, the Company employed approximately 1,050 people.

LIQUIDITY AND SOURCES OF CAPITAL

Cash and cash equivalents increased to $18.2 million at December 31, 1998, compared to $17.4 million and $18.8 million at December 31, 1997 and 1996, respectively. Cash flows from operations were $24.2 million in 1998 compared to $32.3 million in 1997 and $30.1 million in 1996. These funds have been utilized in funding of capital expenditures and dividends over the three-year period, along with the net reductions of long-term and short-term debt during 1998, 1997 and 1996 totaling $33.5 million.

Dividends paid in 1998 were $4.8 million compared with $4.2 million in 1997 and $4.1 million in 1996. In October 1997, the Board of Directors authorized a three-for-two stock split on all shares of Common Stock payable December 1, 1997. Also, in October 1997, the Board of Directors declared a cash dividend of 7 1/2 cents per post-split share which, giving effect to the stock split, creates a 12 1/2 % increase in the cash dividend.

Working capital decreased to $29.8 million at December 31, 1998, from $92.3 million at December 31, 1997, due to the transfer of working capital to GTG. During 1997, working capital increased $6.4 million from the December 31, 1996, level.

(Dollars in thousands)                  1998           1997           1996
--------------------------------------------------------------------------------
Working capital                           $29,840      $92,258       $85,838
Current ratio                                1.87         2.09          2.02
Long-term debt, less current portion      $48,298      $55,006       $62,632
Long-term debt to total capital              20.2%        24.1%         28.4%

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth, and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $52.8 million are not restricted at December 31, 1998.

As of December 31, 1998, the Company had available credit of $13.6 million with banks under short-term borrowing arrangements which was unused and a $30.0 million revolving line of credit that expires in 2002 which was unused. Anticipated funds from operations, along with available short-term credit, are expected to be sufficient to meet cash requirements in the year ahead. Cash in excess of operating requirements will continue to be invested in high grade, short-term securities.

YEAR 2000 ISSUE

In the third quarter of 1996, the Company recognized the need to insure that its operations would not be adversely affected by Year 2000 computer hardware and software failures. Certain systems would fail, unless modified, to properly handle date-sensitive calculations for dates that crossed the century. Such systems could fail because the systems use only two digits rather than four to define a specific year. These failures would pose known risks to the future integrity of the Company's financial reports to virtually all aspects of the Company's operations, including the Company's ability to process sales transactions, fulfill customer orders and receive and manage inventories and other assets.

Plans for achieving Year 2000 compliance were finalized during 1996 and included a goal to be complete by the end of the third quarter 1998. Accordingly, the Company completed a high-level analysis of the scope of the issues to be addressed, created a team of IT resources and contracted with a major software consulting firm to assist in the Year 2000 remediation efforts. The discovery phase of the problems and the plan for remediation were completed in 1997. Remediation and testing have been completed on most systems during the first nine months of 1998. The objective of these efforts is to achieve Year 2000 compliance with minimal effect on customer service or other disruption to, or loss of integrity in, business or financial operations. At this date, sources of potential failure have been identified with most of them having been remediated. We are currently awaiting one third-party payroll software provider to provide a compliant version of its software. We believe this software will be compliant before our known failure date.

The  Company  has   performed  a   preliminary   assessment   of  its   material
non-information technology systems such as CAD systems, PBX systems, environmental control systems, elevator control systems and NC devices and, based upon this preliminary assessment, believes that these systems are Year 2000 compliant.

The Company has initiated communications with all its major suppliers and customers to determine their Year 2000 compliant status and to identify any issues or problems with respect to their Year 2000 preparedness that might adversely affect their companies. The Company is continuing its efforts to obtain such assurances from all critical suppliers. Failure of these third parties could have a material impact on operations and/or the Company's ability to deliver products. Contingency planning will be established and implemented in an effort to minimize any impact from Year 2000 related failures.

Through December 1998, approximately $2.35 million in costs, which includes Compressors and Vacuum Pumps and Lighting costs, have been incurred in the Company's efforts to achieve Year 2000 compliant systems. These costs have been incurred over the 1996-1998 timeframe and have not been, nor are expected to be, a material incremental cost having an impact on the Company's operations, financial condition or liquidity and include the costs for both its Vacuum Pump and Compressor business and the Company's former Lighting business. These costs consist primarily of outsourced consulting and remediation efforts. Any remaining costs for the Company are expected to be less than $75,000 and do not include any costs to be incurred by GTG. There have been no major system projects cancelled or delayed as a result of the Company's Year 2000 costs.

The above expectations are subject to uncertainties. For example, if the Company is unsuccessful in identifying or fixing all Year 2000 problems in our critical operations, or if we are affected by the inability of our suppliers or major customers to continue operations due to such problems, our results of operations or financial condition could be materially impacted.

The Company has a minority interest in GTG which has advised the Company that it is currently in the process of identifying and remediating its Year 2000 issues, as well as conducting a review to gain reasonable assurances that its business partners are addressing Year 2000 issues. If GTG is unsuccessful in identifying or remediating all Year 2000 problems in its critical operations, or if it is affected by the inability of its suppliers or major customers to continue operations due to such problems, this could have an impact on the Company's financial results and condition.

NEW EUROPEAN CURRENCY

Eleven European countries (The European Monetary Union) have implemented a single currency zone as of January 1, 1999. The new currency (Euro) will eventually replace the existing currencies of the participating countries. It is expected that this transition from the various currencies to the Euro will occur over a three-year period. Since the Company's European Operations may have to accommodate dual currencies during this period, modifications to our third-party software at our European locations may be necessary. A team has been formed to monitor EMU developments, evaluate the requirements, develop and execute action plans and work with our third-party software providers to address this issue.

While management currently believes the Company will be able to accommodate any required changes in its operations without significant costs, there can be no assurance that the Company, its customers, suppliers and service providers or government agencies will all meet the Euro currency requirements in a timely manner. Such failure to complete the necessary work on a timely basis could result in material financial risk.

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

The statements contained in the foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as other statements contained in this annual report, and statements contained in future filings with the Securities and Exchange Commission and publicly disseminated press releases, and statements which may be made from time to time in the future by management of the Company in presentations to shareholders, prospective investors and others interested in the business and financial affairs of the Company which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Any projections of financial performances or statements concerning expectations as to future developments should not be construed in any manner as a guarantee that such results or developments will, in fact, occur. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from those set forth in such forward-looking statement. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company referred to above are also subject to the following risks and uncertainties:

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

The Compressor and Vacuum Pump Segment operates in a market where technological improvements and the introduction of products for new applications are necessary for future growth. The Company could experience difficulties or delays in the development, production, testing and marketing of new products. As an original equipment supplier, the Company's results of operations are directly affected by the success of customer products.

GTG, which comprises the Company's Lighting Segment, participates in a highly competitive market that is dependent on the level of residential, commercial and industrial construction activity. Changes in consumer preferences and acceptance of new products affect the Lighting Segment.

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

COMMON STOCK MARKET PRICES
  AND DIVIDENDS

The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On February 11, 1999, there were 1,925 security holders of record. High and low stock prices and dividends for the last two years were:

                                         1998                    1997
                           -----------------------------------------------------

                                              Cash                       Cash
                             Market Price   Dividends   Market Price   Dividends
Quarter Ended                High    Low    Declared     High    Low    Declared
--------------------------------------------------------------------------------
March 31                    $23.75  $18.88  $.075       $17.33  $13.67   $.067
June 30                      26.38   22.19   .075        19.33   14.33    .067
September 30                 26.63   18.56   .075        20.42   18.50    .067
December 31                  21.19   17.06   .075        22.33   19.38    .075

CONSOLIDATED STATEMENTS OF INCOME

                                                     Years ended December 31
                                                  ------------------------------
(In thousands, except share data)                   1998       1997       1996
--------------------------------------------------------------------------------
Net sales                                         $177,220   $547,702   $510,111

Cost of products sold                              112,318    378,746    358,778
--------------------------------------------------------------------------------
  GROSS PROFIT                                      64,902    168,956    151,333

Selling, general and administrative expenses        40,805    127,969    117,659
Equity income from Lighting                         20,323       --         --
--------------------------------------------------------------------------------
Operating income                                    44,420     40,987     34,642

Interest expense                                     6,199      6,480      7,333
Interest income and other                            1,185      1,137        379
--------------------------------------------------------------------------------
  INCOME BEFORE INCOME TAXES                        39,406     35,644     27,688

Income taxes                                        14,896     13,174     10,272
--------------------------------------------------------------------------------
  NET INCOME                                      $ 24,510   $ 22,470   $ 17,416
--------------------------------------------------------------------------------
  NET INCOME PER SHARE - BASIC                    $   1.54   $   1.42   $   1.11
                       - DILUTED                      1.50       1.38       1.09

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

                                                                December 31
                                                          ----------------------
(In thousands, except share data)                           1998          1997
--------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                               $  18,205   $  17,352
  Accounts receivable, net                                   19,205      71,385
  Inventories, net                                           20,186      74,128
  Deferred income taxes                                       2,997       6,694
  Other current assets                                        3,650       7,052
--------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                    64,243     176,611

Property,  plant and equipment,  net                         34,001      80,197
Investment in GTG                                           147,386        --
Note receivable from GTG                                     22,287        --
Intangible assets, net                                        8,248      56,333
Other assets                                                  6,194      14,498
--------------------------------------------------------------------------------
    TOTAL ASSETS                                          $ 282,359   $ 327,639
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks                                  $     235   $   2,564
  Accounts payable                                            5,794      31,094
  Accrued expenses and other current liabilities             19,397      41,646
  Dividends payable                                           1,195       1,189
  Current portion of long-term debt                           7,782       7,860
--------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                34,403      84,353

Deferred income taxes                                         5,863       8,802
Long-term debt, less current portion                         48,298      55,006
Other long-term liabilities                                   3,108       6,073
--------------------------------------------------------------------------------
    TOTAL LIABILITIES                                        91,672     154,234

Shareholders' equity:
  Preferred stock, $1 par value, 3,000,000 shares
    authorized - none issued                                   --          --
  Common stock, $1 par value, shares authorized:
    60,000,000; shares issued: 1998 - 17,485,909;
                               1997 - 17,394,198             17,486      17,394
Capital surplus                                             110,412     109,750
Retained earnings                                            88,277      68,533
Accumulated other comprehensive income                       (4,351)     (5,060)
Less cost of treasury shares: 1,744,400 shares in 1998;
                              1,535,469 shares in 1997      (21,137)    (17,212)
    TOTAL SHAREHOLDERS' EQUITY                              190,687     173,405
--------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 282,359   $ 327,639
--------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                    Years ended December 31
                                            ------------------------------------
(In thousands)                                    1998            1997      1996
--------------------------------------------------------------------------------
COMMON STOCK:
  Beginning of year                         $  17,394    $  17,325    $  17,229
  Stock options exercised                          92           69           96
--------------------------------------------------------------------------------
    END OF YEAR                                17,486       17,394       17,325

CAPITAL SURPLUS:
  Beginning of year                           109,750      109,431      112,231
  Treasury stock retired and other                 12         --         (3,866)
  Welch pooling of interests                     --           --            347
  Stock options exercised                         650          319          719
--------------------------------------------------------------------------------
    END OF YEAR                               110,412      109,750      109,431

RETAINED EARNINGS:
  Beginning of year                            68,533       50,420       40,003
  Welch pooling of interests                     --           --           (928)
  Net income                                   24,510       22,470       17,416
  Treasury stock retired                         --           --         (1,902)
  Cash dividends                               (4,766)      (4,357)      (4,169)
--------------------------------------------------------------------------------
    END OF YEAR                                88,277       68,533       50,420

ACCUMULATED OTHER COMPREHENSIVE INCOME:
  Beginning of year                            (5,060)      (2,262)      (3,306)
  Other comprehensive income (1)                  709       (2,798        1,044
--------------------------------------------------------------------------------
  END OF YEAR                                  (4,351)      (5,060)      (2,262)

TREASURY STOCK:
  Beginning of year                           (17,212)     (17,212)     (22,980)
  Treasury stock purchased                     (3,938)        --           --
  Treasury stock retired and other                 13         --          5,768
--------------------------------------------------------------------------------
    END OF YEAR                               (21,137)     (17,212)     (17,212)
--------------------------------------------------------------------------------

    TOTAL SHAREHOLDERS' EQUITY              $ 190,687    $ 173,405    $ 157,702
--------------------------------------------------------------------------------
(1) A reconciliation of net income to total comprehensive income follows.

                                                   Years ended December 31
                                           -------------------------------------
(In thousands)                                1998          1997            1996
--------------------------------------------------------------------------------
Net income                                 $ 24,510      $ 22,470      $ 17,416
Other comprehensive income:
  Minimum pension liability                      57           495         1,910
    Related tax expense                         (22)         (188)         --
  Foreign currency translation                  674        (3,105)         (866)
--------------------------------------------------------------------------------
    Total comprehensive income             $ 25,219      $ 19,672      $ 18,460
--------------------------------------------------------------------------------
At December 31, 1998, accumulated other comprehensive income was a loss of $4,351,000, comprised of foreign currency translation losses of $3,913,000 and a minimum pension liability of $438,000.

See accompanying notes.


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                     Years ended December 31
                                                 ----------------------------------
(In thousands)                                        1998      1997         1996
-----------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                         $ 24,510    $ 22,470    $ 17,416
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                     7,176      16,049      15,682
    Deferred income taxes                                74       1,410         198
    Equity income from Lighting                     (20,323)       --          --
    Distributions from Lighting                      19,053        --          --
    Other items                                         182        (397)        550
    Changes in operating assets and
      liabilities net of effect of acquisitions:
        Accounts receivable                          (1,700)     (3,492)     (5,434)
        Inventories                                   2,249      (6,048)        766
        Accounts payable                             (4,032)      3,687        (174)
        Accrued expenses and other liabilities       (1,232)        100        (366)
         Other                                       (1,760)     (1,514)      1,477
Net cash provided by operating activities            24,197      32,265      30,115

INVESTING ACTIVITIES
Purchases of property, plant and equipment           (6,978)    (17,696)    (15,071)
Sales of property, plant and equipment                  367       1,117         159
Purchase of companies (net of cash acquired)           --        (1,371)       --
Net cash used in investing activities                (6,611)    (17,950)    (14,912)

FINANCING ACTIVITIES
Payments on notes payable to banks, net              (2,408)     (3,721)       (704)
Payments on long-term debt, net                      (6,530)     (7,638)    (12,458)
Treasury stock purchased                             (3,938)       --          --
Dividends paid                                       (4,760)     (4,221)     (4,127)
Other                                                   767         388         925
Net cash used in financing activities               (16,869)    (15,192)    (16,364)

Effect of exchange rate change                          136        (597)      1,682
Net increase (decrease) in cash
  and cash equivalents                                  853      (1,474)        521
Cash and cash equivalents at beginning of year       17,352      18,826      18,305
Cash and cash equivalents at end of year           $ 18,205    $ 17,352    $ 18,826

See accompanying notes.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

Thomas Industries Inc. and subsidiaries (the Company or Thomas) and affiliates operate in two business segments: the compressors and vacuum pumps segment and the lighting segment. The Company designs, manufactures and sells compressors and vacuum pumps for use in global original equipment manufacturing applications as well as construction equipment, leakage detection systems and laboratory equipment. Manufacturing facilities are located in North America and Europe, with additional sales and distribution operations located in Asia. The Company operates in the lighting segment through its 32% interest in the Genlyte Thomas Group LLC (GTG). GTG, which was formed during 1998 as discussed below, designs, manufactures, markets and sells lighting products principally in North America for consumer, commercial, industrial and outdoor applications.

NOTE 2. ACCOUNTING POLICIES

BASIS OF PRESENTATION

Effective August 30, 1998, the Company and The Genlyte Group (Genlyte) formed GTG, combining Thomas' and Genlyte's lighting businesses. Genlyte has a 68% interest in GTG, and Thomas holds a 32% interest, which is accounted for using the equity method of accounting. Thomas changed its method of accounting for its lighting business to the equity method effective January 1, 1998, the beginning of Thomas' current fiscal year. This change had no effect on Thomas' net income or common shareholders' equity but did reduce its revenues, costs, assets, liabilities, and number of employees. Financial statements for years prior to 1998 were not restated; therefore, Thomas' financial statements for 1998 are not comparable to 1997 and 1996.

At December 31, 1998, Thomas' investment in GTG exceeded its underlying equity in net assets by $62,737,000. For the four months ended December 31, 1998, equity income was reduced by $733,000 which represents straight-line amortization of the excess investment.

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

INVENTORIES

Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 46% and 79% of consolidated inventories at December 31, 1998 and 1997, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories at December 31 consist of the following:

NOTE 2. ACCOUNTING POLICIES (CONTINUED)

(In thousands)                                    1998     1997
--------------------------------------------------------------------------------
Finished goods                                 $ 5,352   $35,472
Raw materials                                    9,196    23,620
Work in process                                  5,638    15,036
--------------------------------------------------------------------------------
Total inventories                              $20,186   $74,128
--------------------------------------------------------------------------------

On a current cost basis, inventories would have been $4,341,000 and $11,007,000 higher than reported at December 31, 1998 and 1997, respectively. The reduction in current-year inventory is primarily due to the formation of GTG.

PROPERTY, PLANT AND EQUIPMENT

The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives. Property, plant and equipment consisted of the following:

(In thousands)                                    1998  1997
--------------------------------------------------------------------------------
Land                                           $   722   $ 6,195
Buildings                                       13,466    31,564
Leasehold improvements                           3,581    11,241
Machinery and equipment                         55,346   105,977
--------------------------------------------------------------------------------
                                                73,115   154,977
Accumulated depreciation and amortization      (39,114)  (74,780)
--------------------------------------------------------------------------------
Total property, plant and equipment, net       $34,001   $80,197
--------------------------------------------------------------------------------

The reduction in current-year property, plant and equipment is primarily due to the formation of GTG.

INTANGIBLE ASSETS

Intangible assets represent the excess of cost over the fair value of net assets of companies acquired and are stated net of accumulated amortization of $4,187,000 and $19,916,000 at December 31, 1998 and 1997, respectively. Excess of cost over the fair value of net assets acquired (or goodwill) generally is amortized on a straight-line basis over 40 years.

LONG-LIVED ASSETS

The carrying amount of long-lived assets, including goodwill, is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the long-lived assets is reduced by the estimated shortfall of cash flows. The Company assesses long-lived assets for impairment under Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs, which include costs of product improvements and design, are expensed as incurred ($9,085,000 in 1998, $14,873,000 in 1997 and $14,338,000 in 1996). The reduction in current-year research and development is primarily due to the formation of GTG.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. ACCOUNTING POLICIES (CONTINUED)

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

FOREIGN CURRENCY TRANSLATION

The local currency is the functional currency for the Company's foreign subsidiaries. Results are translated into U.S. dollars using monthly average exchange rates, while balance sheet accounts are translated using year-end exchange rates. The resulting translation adjustments are included as a component of accumulated other comprehensive income in shareholders' equity.

OTHER

Accounts receivable at December 31, 1998 and 1997, was net of an allowance for doubtful accounts of $656,000 and $2,046,000, respectively. The reduction in current-year allowance for doubtful accounts is primarily due to the formation of GTG.

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

NOTE 3. NET INCOME PER SHARE

The computation of the numerator and denominator in computing basic and diluted net income per share follows:

(In thousands)                                          1998     1997       1996
--------------------------------------------------------------------------------
Numerator:
  Net income                                         $24,510   $22,470   $17,416
--------------------------------------------------------------------------------
Denominator:
  Weighted average shares outstanding                 15,877    15,837    15,756

Effect of dilutive securities:
  Director and employee stock options                    474       422       265
  Employee performance shares                             32        13      --
--------------------------------------------------------------------------------
  Dilutive potential common shares                       506       435       265
--------------------------------------------------------------------------------
  Denominator for diluted earnings per share-
    adjusted weighted-average shares
    and assumed conversions                           16,383    16,272    16,021
--------------------------------------------------------------------------------

NOTE 4. EQUITY INVESTMENT

Genlyte Thomas Group LLC (GTG) is an affiliated company accounted for on the equity method. See Notes 1 and 2 for a description of GTG, as well as a discussion of the adoption of the equity method of accounting. Summarized financial information reported by the affiliate and a summary of the amounts recorded on Thomas' consolidated financial statements follow. GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. Therefore, Thomas and Genlyte are responsible for income taxes applicable to their share of GTG's taxable income. The net income reflected below for GTG does not include any provision for U.S. income taxes which will be incurred by Thomas and Genlyte. At December 31, 1998, Thomas' retained earnings include $4,320,000 of after-tax undistributed earnings from GTG accounted for on the equity method.

NOTE 4. EQUITY INVESTMENT (CONTINUED)

(In thousands)
--------------------------------------------------------------------------------
GTG BALANCE SHEET AT DECEMBER 31, 1998:
Cash & cash equivalents                                              $  8,533
Accounts receivable, net                                              146,167
Inventory, net
Other current assets                                                    9,305
--------------------------------------------------------------------------------
  Total current assets                                                301,009

Property, plant, & equipment, net                                     105,679
Goodwill, net                                                          61,549
Sundry                                                                 12,632
--------------------------------------------------------------------------------
  Total assets                                                       $480,869
--------------------------------------------------------------------------------

Total current liabilities                                            $134,068
Other liabilities                                                      21,421
Note payable to Thomas Industries                                      22,287
Long-term debt                                                         38,565
Shareholders' equity                                                  264,528
--------------------------------------------------------------------------------

Total liabilities & shareholders' equity                             $480,869
--------------------------------------------------------------------------------

GTG INCOME STATEMENT(1)
Net sales                                                            $324,111
Cost of sales                                                         210,190
--------------------------------------------------------------------------------
Gross profit                                                          113,921
SG&A expense                                                           85,144
--------------------------------------------------------------------------------
Operating profit                                                       28,777
Interest expense, net                                                   1,252
--------------------------------------------------------------------------------
Income before taxes                                                    27,525
Income taxes (Foreign)                                                  1,009(2)
--------------------------------------------------------------------------------
Net income                                                           $ 26,516
--------------------------------------------------------------------------------

Amounts recorded by Thomas
  Investment                                                         $147,386(3)
  Note receivable                                                      22,287(4)
  Equity income                                                        20,323(5)
  Distributions received                                               19,053(6)

(1) Amounts represent results of operations for GTG for the four months ended December 31, 1998 (since inception).
(2) GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. GTG is subject to certain foreign income taxes.
(3) At December 31, 1998, Thomas' investment in GTG exceeded its underlying equity in net assets by $62,737,000. For the four months ended December 31, 1998, equity income was reduced by $733,000 which represents straight-line amortization of the excess investment.
(4) The note receivable from GTG represents a debt equalization note issued to Thomas at the formation of GTG. Interest on the principal amount outstanding under the note accrues at a variable rate and is payable on a quarterly basis. The principal amount of the note is due on August 29, 2003, and may be prepaid in whole or in part at any time without premium or penalty.
(5) Consists of $12,571,000 of income from Thomas' former lighting operations for the eight months ended August 30, 1998 (which were restated to the equity method), $8,485,000 of equity income from GTG for the four months ended December 31, 1998 less $733,000 of amortization of Thomas' excess investment.
(6) Consists of $16,324,000 of cash flows from Thomas' former lighting operations and distributions of $2,729,000 received from GTG.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. INCOME TAXES

A summary of the provision for income taxes follows:

(In thousands)                                1998          1997           1996
--------------------------------------------------------------------------------
Current:
  Federal                                    $  9,937     $  7,977      $  6,946
  State                                         1,508          780           630
  Foreign                                       3,377        3,007         2,498
                                               14,822       11,764        10,074
--------------------------------------------------------------------------------


Deferred:
  Federal and state                                61        1,594           128
  Foreign                                          13         (184)           70
--------------------------------------------------------------------------------
                                                   74        1,410           198
--------------------------------------------------------------------------------
Total provision for income taxes             $ 14,896     $ 13,174      $ 10,272
--------------------------------------------------------------------------------

The U.S. and foreign components of income before income taxes follow:

(In thousands)                                 1998          1997          1996
--------------------------------------------------------------------------------
United States                                $29,687       $27,360       $20,731
Foreign                                        9,719         8,284         6,957
--------------------------------------------------------------------------------
Income before income taxes                   $39,406       $35,644       $27,688
--------------------------------------------------------------------------------

A reconciliation of the normal statutory federal income tax rate to the Company's effective income tax rate follows:

                                                           1998    1997    1996
--------------------------------------------------------------------------------
U.S. statutory rate                                       35.0%    35.0%   35.0%
State income taxes, net of federal tax benefits            2.5      1.4     1.5
Nondeductible amortization of intangible assets            1.0      1.6     2.0
Loss carryforwards                                         (.4)     (.9)   (1.4)
Foreign taxes                                               .3      1.0     1.8
Other                                                      (.6)    (1.1)   (1.8)
--------------------------------------------------------------------------------
Effective income tax rate                                 37.8%    37.0%   37.1%
--------------------------------------------------------------------------------

NOTE 5. INCOME TAXES (CONTINUED)

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which gave rise to significant deferred tax assets and liabilities follow:

(In thousands)                                               1998          1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards                        $    939      $  1,856
  Allowance for doubtful accounts receivable                   119           644
  Inventory reserves                                           535         1,658
  Accrued compensation expenses                              1,201         2,853
  Other                                                      1,869         3,093
--------------------------------------------------------------------------------
                                                             4,663        10,104
Less valuation allowance                                      (939)        1,856
--------------------------------------------------------------------------------
Net deferred tax asset                                       3,724         8,248

Deferred tax liabilities:
  Accelerated depreciation                                   3,701         7,030
  Inventory valuation                                          453         1,844
  Pension expense                                              315         1,318
  Investment in unconsolidated affiliates                    1,504          --
  Other                                                        343           597
--------------------------------------------------------------------------------
                                                             6,316        10,789
--------------------------------------------------------------------------------
Net deferred tax liability                                $  2,592      $  2,541
--------------------------------------------------------------------------------

Classification:
  Current asset                                           $  2,997      $  6,694
  Long-term asset                                              727         1,554
  Current liability                                            453         1,987
  Long-term liability                                        5,863         8,802
--------------------------------------------------------------------------------
Net deferred tax liability                                $  2,592      $  2,541
--------------------------------------------------------------------------------

Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheet.

The realization of deferred tax assets is dependent upon the Company's generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences, net of the valuation allowance of $939,000. The valuation allowance is provided for income tax loss carryforward benefits for federal and state income tax purposes which expire over a five-year period beginning in 2006, the realization of which is not assured within the carryforward periods.

The Company's foreign subsidiaries have accumulated undistributed earnings ($23,668,000 at December 31, 1998) on which U.S. taxes have not been provided. Under current tax regulations and with the availability of certain tax credits, it is management's belief that the likelihood of the Company's incurring significant taxes on any distribution of such accumulated earnings is remote. Dividends, if any, would be paid principally from current earnings.

The Company made federal, state, and foreign income tax payments of $14,476,000 in 1998, $13,911,000 in 1997 and $13,179,000 in 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists principally of 9.36% senior notes with annual maturities through 2005 ($46,350,000 and $54,080,000 at December 31, 1998 and 1997,
respectively).

The fair value of the Company's long-term debt at December 31, 1998 and 1997, was $53,800,000 and $60,000,000, respectively.

Maturities   of  long-term   debt  for  the  next  five  years  are  as  follow:
1999-$7,782,000;    2000-$7,784,000;   2001-$7,786,000;   2002-$7,788,000;   and
2003-$7,791,000.

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions. Under the mostrestrictive of these arrangements, retained earnings of $52,800,000 were not restricted at December 31, 1998.

As of December 31, 1998, the Company had available credit of $13,600,000 with banks under short-term borrowing arrangements which was unused and a $30,000,000 revolving line of credit that expires in 2002, which was unused.

Cash paid for interest was $6,426,000 in 1998, $6,805,000 in 1997 and $7,591,000
in 1996. The weighted average interest rates on short-term borrowings at December 31, 1998 and 1997, were 6.18% and 4.30%, respectively.

NOTE 7. SHAREHOLDERS' EQUITY

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

At the April 21, 1994, Annual Meeting, the Company's shareholders approved the Non-Employee Director Stock Option Plan. Under this Plan, each continuing non-employee director in office on the date of each annual meeting is awarded options to purchase 3,000 shares of common stock at not less than market value at date of grant. All options granted have 10-year terms and vest and become fully exercisable on the date granted. This Plan provides for options to be awarded at each annual meeting through 2004 or until 375,000 options have been granted. At December 31, 1998, there were eight non-employee directors in office, and 126,000 options had been awarded under this Plan.

NOTE 7. SHAREHOLDERS' EQUITY (CONTINUED)

The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). In accordance with SFAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations, in accounting for its stock-based compensation because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                  1998           1997    1996
--------------------------------------------------------------------------------
Risk-free interest rate                           4.8%          5.5%       6.5%
Expected life, in years                           6.5           6.5        8.0
Expected volatility                               0.280         0.264      0.273
Expected dividend yield                           1.7%          1.8%       2.0%

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except share data)                       1998     1997     1996
--------------------------------------------------------------------------------
Net income               As reported                  $24,510  $22,470  $17,416
                         Pro forma                     23,668   21,882   17,024

Net income per share     As reported                     1.54     1.42     1.11
  Basic                  Pro forma                       1.49     1.38     1.08

Net income per share     As reported                     1.50     1.38     1.09
  Diluted                Pro forma                       1.44     1.34     1.06

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. SHAREHOLDERS' EQUITY (CONTINUED)

A summary of stock option activity for all plans follows:

                             1998                1997                1996
--------------------------------------------------------------------------------

                                 Weighted               Weighted        Weighted
                                 Average                Average          Average
                       Options    Price     Options     Price  Options    Price
--------------------------------------------------------------------------------
Beginning of year     1,345,400   $13.22    1,174,110   $11.02 1,026,288  $10.01
Granted                 263,500    19.04      269,000    21.31   268,500   13.98
Exercised              (108,867)    9.70      (95,211)    8.92   (97,924)   8.59
Forfeited or expired     (2,450)   18.19       (2,499)   12.49   (22,754)  11.20
--------------------------------------------------------------------------------
End of year           1,497,583   $14.49    1,345,400   $13.22 1,174,110  $11.02
--------------------------------------------------------------------------------
Exercisable at
  end of year           654,576   $10.95      559,481   $ 9.69   506,390  $ 8.74

The weighted average fair value of options granted was $5.98 in 1998, $6.67 in 1997 and $5.05 in 1996 using a Black-Scholes option pricing model. Options outstanding at December 31, 1998, had option prices ranging from $6.58 to $23.63 and expire at various dates between April 20, 1999, and December 14, 2008, (with a weighted-average remaining contractual life of 7.3 years). There are 285,553 shares reserved for future grant, of which 242,600 shares are reserved for the Non-Employee Director Stock Option Plan.

In addition to the options listed above, 11,800 performance share awards were granted in December 1998, and 13,215 performance share awards were granted in December 1997 and December 1996. Awards may be earned based on the total shareholder return of the Company during the three-year periods commencing January 1 following the grant date.

SHAREHOLDER RIGHTS PLAN

On December 10, 1997, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan) pursuant to which preferred stock purchase rights (the Rights) were declared and distributed to the holders of the Company's common stock. The Rights Plan provides that the Rights separate from the common stock and become exercisable if a person or group of persons working together acquires at least 20% of the common stock (a 20% Acquisition) or announces a tender offer which would result in ownership by that person or group of at least 20% of the common stock (a 20% Tender Offer). Upon a 20% Acquisition, the holders of Rights may purchase the common stock at half price. If, following the separation of the Rights from the common stock, the Company is acquired in a merger or sale of assets, holders of Rights may purchase the acquiring company's stock at half price.

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

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has noncontributory defined benefit pension plans and contributory defined contribution plans covering its hourly union employees. The defined benefit plans primarily provide flat benefits of stated amounts for each year of service. The Company's policy is to fund pension costs deductible for income tax purposes.

NOTE 8. EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company also sponsors defined contribution pension plans covering substantially all U.S. employees whose compensation is not determined by collective bargaining. Annual contributions are determined by the Board of Directors.


                                               Pension benefits      Other postretirement benefits
                                               ---------------------------------------------------
(In thousands)                                    1998        1997         1998         1997
--------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at beginning of year         $ 29,260    $ 25,511    $  4,898    $  4,725
Service cost                                          193         482          22          38
Interest cost                                         669       1,994         359
Plan amendments                                      --           349        --          --
Benefits paid                                        (610)     (2,069)       (417)       (432)
Obligations assumed by GTG                        (19,563)       --        (4,211)       --
Actuarial loss                                        363       2,993         394         208
Benefit obligations at end of year               $ 10,312    $ 29,260    $    733    $  4,898

CHANGE IN PLAN ASSETS
Value of plan assets at beginning of year        $ 30,500    $ 26,074    $   --      $   --
Actual return on plan assets                        1,934       5,598        --          --
Employer contributions                                115         897         417         432
Benefits paid                                        (610)     (2,069)       (417)       (432)
Assets transferred to GTG                         (20,736)       --          --          --
Value of plan assets at end of year              $ 11,203    $ 30,500    $   --      $   --


The defined benefit plans' assets at December 31, 1998, consisted primarily of listed stocks and bonds, including 14,430 shares of Company common stock having a market value of $283,000 at that date.

FUNDED STATUS OF THE PLANS
Assets less accumulated obligations              $   891     $ 1,240     $  (733)    $(4,898)
Unrecognized actuarial (gain) loss                  (302)        258          66        (548)
Unrecognized transition gain                           4         161          --          --
Unrecognized prior service cost                      496       2,071         262       3,504
Net asset (liability) recognized at end of year  $ 1,089     $ 3,730     $  (405)    $(1,942)

The accumulated benefit obligation and plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $3,251,000 and $2,993,000 as of December 31, 1998, and $12,378,000 and $11,440,000 as of
December 31, 1997.

BALANCE SHEET ASSETS (LIABILITIES)
Prepaid benefit costs                            $   788     $ 2,256     $  --       $  --
Accrued benefit liabilities                         (258)       (974)       (405)     (1,942)
Intangible assets                                    427       1,685        --          --
Accumulated other comprehensive income               132         763        --          --
Net asset (liability) recognized at end of year  $ 1,089     $ 3,730     $  (405)    $(1,942)

ASSUMPTIONS  AS OF DECEMBER 31  Discount  rate     6.75%       7.15%        6.75%       7.15%
Expected return on plan assets                     9.00%       9.00%       --           --
Initial health care cost trend rate                  --          --         8.00%       8.00%
Ultimate  health care cost trend rate                --          --         4.50%       4.50%
Year ultimate rate is achieved                       --          --          2006        2006

A one-percentage-point change in the assumed health care cost trend rate would not have a significant effect on the other postretirement benefits amounts reported above.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table details the components of pension and other postretirement benefit costs.


                                        Pension benefits         Other postretirement benefits
                                   -----------------------------------------------------------
(In thousands)                      1998       1997       1996        1998      1997      1996
----------------------------------------------------------------------------------------------
Service cost                      $   193    $   482    $   502    $    22    $    38   $    50
Interest cost                         669      1,994      1,806         47        359       356
Expected return on plan assets       (853)    (2,275)    (2,098)      --         --        --
Other amortization and deferral        46        228        251        (14)       216       233
-----------------------------------------------------------------------------------------------
                                  $    55    $   429    $   461    $    55    $   613   $   639
-----------------------------------------------------------------------------------------------


Thomas sponsors various defined contribution plans to assist eligible employees in providing for retirement or other future needs. Company contributions to these plans amounted to $1,169,000 in 1998, $3,307,000 in 1997 and $3,206,000 in
1996. Current-year Company contributions included in these financial statements decreased as a result of the formation of GTG.

NOTE 9. LEASES, COMMITMENTS, AND CONTINGENCIES

Rental  expense was  $2,722,000 in 1998;  $4,888,000  in 1997 and  $4,664,000 in
1996. Future minimum rentals under non-cancellable operating leases are as follow: 1999-$2,000,000; 2000-$1,945,000; 2001-$1,656,000; 2002-$1,603,000;
2003-$1,163,000; and thereafter-$4,786,000. The reduction in current-year rental expense is primarily due to the formation of GTG.

The Company had letters of credit outstanding in the amount of $4,963,000 at December 31, 1998.

The Company, like other similar manufacturers, is subject to environmental rules and regulations regarding the use, disposal and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters. Estimated liabilities are not discounted to present value. The Company does not believe that the ultimate resolution of environmental matters will have a material adverse effect on its financial position, results of operations or liquidity.

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


NOTE 10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of accrued expenses and other current liabilities follows:

(In thousands)                                           1998      1997
--------------------------------------------------------------------------------
Accrued wages, taxes and withholdings                  $ 4,401   $12,702
Accrued insurance                                        1,732     5,056
Accrued sales expense                                      910     5,913
Income taxes payable                                     3,865     1,463
Other current liabilities                                8,489    16,512
--------------------------------------------------------------------------------
Total accrued expenses and other current liabilities   $19,397   $41,646
--------------------------------------------------------------------------------

The reduction in current-year accrued expenses and other current liabilities is primarily due to the formation of GTG.

NOTE 11. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Unaudited quarterly results of operations follow:

(In thousands,    Net Sales             Gross Profit            Net Income
except share data)--------------------------------------------------------------
                    1998    1997        1998       1997       1998        1997
--------------------------------------------------------------------------------
1st Qtr          $ 48,209   $126,356   $ 17,628   $ 38,257   $  5,250   $  4,002
2nd Qtr            46,336    139,989     17,278     43,540      6,875      6,430
3rd Qtr            43,146    141,204     15,845     44,181      7,050      7,025
4th Qtr            39,529    140,153     14,151     42,978      5,335      5,013
--------------------------------------------------------------------------------
                 $177,220   $547,702   $ 64,902   $168,956   $ 24,510   $ 22,470
--------------------------------------------------------------------------------

                                    Basic Net Income    Diluted Net Income
                                      Per Share           Per Share
                                  ----------------------------------------------
                                   1998      1997      1998      1997
--------------------------------------------------------------------------------
1st Qtr                           $0.33     $0.25      $0.32    $0.25
2nd Qtr                            0.43      0.41       0.42     0.39
3rd Qtr                            0.44      0.44       0.43     0.43
4th Qtr                            0.34      0.32       0.33     0.31
--------------------------------------------------------------------------------
                                  $1.54     $1.42      $1.50    $1.38
--------------------------------------------------------------------------------

NOTE 12. ACQUISITION

On March 15, 1996, the Company acquired Welch Vacuum Technology, Inc., of Skokie, Illinois, a manufacturer of high vacuum systems for laboratory and chemical markets. Welch was acquired in exchange for 514,574 shares of common stock of the Company in a transaction accounted for as a pooling of interests. Due to immateriality, prior-year financial statements were not restated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. INDUSTRY SEGMENT INFORMATION

Industry segment information follows:

(In thousands)                                 1998         1997        1996
-------------------------------------------------------------------------------
REVENUES
Sales and operating revenues
  Compressors & Vacuum Pumps                $ 177,220    $ 173,637    $ 170,064
  Lighting                                       --        374,065      340,047
-------------------------------------------------------------------------------
                                            $ 177,220    $ 547,702    $ 510,111
-------------------------------------------------------------------------------

OPERATING INCOME (LOSS)
  Compressors & Vacuum Pumps                $  30,743    $  30,879    $  28,857
  Lighting                                     20,323       22,423       16,832
  Corporate                                    (6,646)     (12,315)     (11,047)
-------------------------------------------------------------------------------
                                            $  44,420    $  40,987    $  34,642
-------------------------------------------------------------------------------

ASSETS
  Compressors & Vacuum Pumps                $  89,736    $  85,878    $  86,259
  Lighting                                    147,386      222,449      211,173
  Corporate                                    45,237       19,312       22,218
-------------------------------------------------------------------------------
                                            $ 282,359    $ 327,639    $ 319,650
-------------------------------------------------------------------------------

INVESTMENT IN EQUITY AFFILIATES
  Lighting                                  $ 147,386    $    --      $    --

EXPENSES NOT AFFECTING CASH
Depreciation and amortization
  Compressors & Vacuum Pumps                $   7,008    $   6,530    $   6,537
  Lighting                                       --          9,345        8,934
  Corporate                                       168          174          211
-------------------------------------------------------------------------------
                                            $   7,176    $  16,049    $  15,682
-------------------------------------------------------------------------------

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
  Compressors & Vacuum Pumps                $   6,703    $   8,441    $   7,122
  Lighting                                       --          9,006        7,675
  Corporate                                       275          249          274
-------------------------------------------------------------------------------
                                            $   6,978    $  17,696    $  15,071
-------------------------------------------------------------------------------

Intersegment and interlocation sales are not significant and have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses, excluding interest, general corporate expenses, other income and income taxes.

Information by geographic area follows:

(In thousands)                                 1998         1997        1996
--------------------------------------------------------------------------------

REVENUES
Total net sales including intercompany sales
  United States                             $ 131,253    $ 469,984    $ 434,145
  Canada                                         --         43,460       39,378
  Europe                                       58,877       58,143       56,658
--------------------------------------------------------------------------------
                                            $ 190,130    $ 571,587    $ 530,181
--------------------------------------------------------------------------------

Intercompany sales
  United States                             $  (5,698)   $ (14,257)   $ (12,387)
  Canada                                         --           (489)        (674)
  Europe                                       (7,212)      (9,139)      (7,009)
--------------------------------------------------------------------------------
                                            $ (12,910)   $ (23,885)   $ (20,070)
--------------------------------------------------------------------------------

Net sales to unaffiliated customers
  United States                             $ 125,555    $ 455,727    $ 421,758
  Canada                                         --         42,971       38,704
  Europe                                       51,665       49,004       49,649
--------------------------------------------------------------------------------
                                            $ 177,220    $ 547,702    $ 510,111
--------------------------------------------------------------------------------

OPERATING INCOME
  United States                             $  35,901    $  31,981    $  27,498
  Canada                                         --          1,427        1,121
  Europe                                        8,519        7,579        6,023
--------------------------------------------------------------------------------
                                            $  44,420    $  40,987    $  34,642
--------------------------------------------------------------------------------

LONG-LIVED ASSETS
  United States                             $  27,472    $  69,879    $  64,445
  Canada                                         --          6,666        6,879
  Europe                                        7,784        7,057        7,531
--------------------------------------------------------------------------------
                                            $  35,256    $  83,602    $  78,855
--------------------------------------------------------------------------------

REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

RESPONSIBILITY FOR FINANCIAL REPORTING
Board of Directors and Shareholders
Thomas Industries Inc.

The financial statements herein have been prepared under management direction from accounting records which management believes presents fairly the transactions and financial position of the Company. They were developed in accordance with generally accepted accounting principles appropriate in the circumstances.

Management has established internal control systems and procedures to provide reasonable assurance that assets are maintained and accounted for in accordance with its authorizations and that transactions are recorded in a manner to ensure reliable financial information. The Company has a formally stated and communicated policy demanding of employees high ethical standards in their conduct of its business.

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




Timothy C. Brown
Chairman of the Board
President
Chief Executive Officer




Phillip J. Stuecker
Vice President of Finance
Chief Financial Officer
Secretary

Louisville, Kentucky
February 11, 1999


REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Thomas Industries Inc.

We have audited the consolidated balance sheets of Thomas Industries Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Genlyte Thomas Group LLC (GTG), a partnership formed on August 30, 1998, in which the Company has a 32% interest, have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for GTG, it is based solely on their report.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Industries Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Louisville, Kentucky
February 11, 1999



FIVE YEAR SUMMARY OF OPERATIONS AND STATISTICS

                                                                            Years ended December 31
                                                    --------------------------------------------------------------------------------
(Dollars in thousands except per share)                  1998(A)            1997           1996           1995             1994
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS STATISTICS
  Net sales                                         $    177,220     $    547,702     $    510,111     $    490,573   $    456,565
  Cost of products sold                                  112,318          378,746          358,778          352,551        329,338
  Selling, general, and administrative expenses           40,805          127,969          117,659          108,284        104,091
  Equity income from lighting                             20,323             --               --               --             --
  Interest expense                                         6,199            6,480            7,333            8,242          9,225
  Income before income taxes                              39,406           35,644           27,688           21,053         18,198
  As a percentage of net sales                              22.2%             6.5%             5.4%             4.3%           4.0%
  Income taxes                                            14,896           13,174           10,272            8,278          7,656
  Effective tax rate                                        37.8%            37.0%            37.1%            39.3%          42.1%
  Net income                                              24,510           22,470           17,416           12,775        10,542(B)
FINANCIAL POSITION
  Working capital                                   $     29,840     $     92,258     $     85,838     $     80,837   $     77,558
  Current ratio                                         1.9 to 1         2.1 to 1         2.0 to 1         2.0 to 1       2.0 to 1
  Property, plant and equipment - net                     34,001           80,197           77,795           75,710         75,962
  Total assets                                           282,359          327,639          319,650          313,533        305,071
  Return on ending assets                                    8.7%             6.9%             5.4%             4.1%           3.5%
  Long-term debt, less current portion                    48,298           55,006           62,632           70,791         79,693
  Long-term debt to capital                                 20.2%            24.1%            28.4%            33.1%          37.3%
  Shareholders' equity                                   190,687          173,405          157,702          143,177        133,766
  Return on beginning shareholders' equity                  14.1%            14.2%            12.2%             9.6%           8.4%
DATA PER COMMON SHARE (C)
  Net income                                        $       1.50     $       1.38     $       1.09     $       0.83   $       0.70
  Cash dividends declared                                   0.30             0.28             0.27             0.27           0.27

  Shareholders' equity                                     11.73            10.59             9.99             9.43           8.85
  Price range                                              26.63            22.33            15.92            16.08          10.92
        to  to  to  to  to
                                                           17.06            13.67            11.00             9.08           8.50
  Closing price                                           19.625            19.75            13.92            15.67           9.58
  Price/earnings ratio                                      13.1             14.3             12.8             18.8           13.7
OTHER DATA
  Cash dividends declared                           $      4,766     $      4,357     $      4,169     $      4,036   $      4,024
  Expenditures for property, plant and equipment           6,978           17,696           15,071           12,288         16,301
  Depreciation and amortization                            7,176           16,049           15,682           14,803         15,524
  Average number of employees                              1,050            3,300            3,150            3,100          3,190
  Average sales per employee                               168.8            166.0            161.9            158.2          143.1
  Number of shareholders of record                         1,950            2,057            2,232            2,407          2,677
  Average number common shares outstanding (C)        16,382,928       16,271,678       16,021,026       15,348,828     15,090,654
SEGMENT INFORMATION
  Net Sales
    Compressors & Vacuum Pumps                      $    177,220     $    173,637     $    170,064     $    157,731   $    146,323
    Lighting                                                --            374,065          340,047          332,842        304,047
    Other                                                   --               --               --               --            6,195

  Total Net Sales                                   $    177,220     $    547,702     $    510,111     $    490,573   $    456,565

  Operating Income
    Compressors & Vacuum Pumps                      $     30,743     $     30,879     $     28,857     $     28,446   $     29,252
    Lighting                                              20,323           22,423           16,832           11,193          4,618
    Other                                                   --               --               --               --             (263)
    Corporate expenses                                    (6,646)         (12,315)         (11,047)         (10,133)       (10,709)

  Total Operating Income                            $     44,420     $     40,987     $     34,642     $     29,506   $     22,898

Note:  See  accompanying   Notes  to  Consolidated   Financial   Statements  and
Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
Operations.

(A) Thomas Industries changed its method of accounting for its lighting business
(contributed to GTG) to the equity method, effective January 1, 1998, the beginning of Thomas' current fiscal year. This change had no effect on Thomas' net income or common shareholders' equity but did reduce its revenues, costs, assets, liabilities, and number of employees. Financial statements for years prior to 1998 were not restated; therefore, some information in Thomas' financial statements and highlights for 1998 is not comparable to prior years.

(B) Divestitures -- major divestitures and the effect on net income in the year of divestiture include Builders Brass Works and Portland Willamette in 1994 for a gain of $3,000,000.

(C) Adjusted for 1997 stock split.