Form 10-K405, Exhibit 13
period 1999-12-31
THOMAS INDUSTRIES INC
filed 2000-03-24
CIK 97886

COMMON STOCK MARKET PRICES AND DIVIDENDS


The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On February 9, 2000, there were 2,260 security holders of record. High and low stock prices and dividends for the last two years were:

                                   1999                           1998
                        -------------------------------------------------------
                                           Cash                        Cash
                         Market Price     Dividend   Market Price     Dividends
Quarter Ended           High      Low     Declared   High     Low      Declared
-------------------------------------------------------------------------------
March 31                $19.69    $16.13    $.075     $23.75   $18.88    $.075
June 30                  22.31     18.75     .075      26.38    22.19     .075
September 30             22.25     18.63     .075      26.63    18.56     .075
December 31              20.44     16.13     .075      21.19    17.06     .075

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Basis of Presentation

Effective August 30, 1998, Thomas Industries and The Genlyte Group formed the Genlyte Thomas Group (GTG), combining the Thomas Lighting business and Genlyte. Genlyte has a 68% interest in GTG, and Thomas holds a 32% interest that is accounted for using the equity method of accounting. Thomas changed its method of accounting for the Lighting business contributed to GTG to the equity method effective January 1, 1998, the beginning of Thomas' fiscal year. This change had no effect on Thomas' net income or common shareholders' equity but did reduce its revenues, costs, assets, and liabilities, and changed certain components of cash flow (See Note 2). Financial statements for years prior to 1998 were not restated; therefore, Thomas' financial statements for 1999 and 1998 are not comparable to 1997.

Results of Operations

The Company achieved record net income in 1999 of $26.2 million, which represents an increase of $1.6 million, or 6.7%, over 1998. Net income for 1998 was $24.5 million, an increase of $2.0 million, or 9.1%, over 1997.

Compressors and Vacuum Pumps

Net sales in 1999 for the Compressors and Vacuum Pumps Segment were $176.4 million, which was slightly lower than the 1998 record net sales level of $177.2 million. The decrease in net sales in 1999 was due primarily to softness in our European operations where several of our major OEM customers reduced orders due to slack demand in their end markets. We also experienced competitive pressures in selling our European product lines in North America. To help bolster these sales, late in the fourth quarter we consolidated the U.S. sales and marketing function for our European products with the North American sales and marketing arm. The 1999 net sales also included sales related to our Oberdorfer Pump acquisition (see Note 12) as of October 25, 1999, which served to partially offset the decreases noted above. The 1998 net sales of $177.2 million were 2.1% higher than the $173.6 million in 1997. The 1998 increase was due to the continued successful introduction of new products for new applications that offset pricing pressure in the medical markets.

The 1999 operating income for the Segment decreased to $29.6 million, or 3.9% below 1998. Operating income for 1999 included a charge in the fourth quarter of $.2 million related to the consolidation of sales and marketing organizations as noted in the previous paragraph. The decrease in operating income was also due to continued pricing pressures in our major markets and volume decreases in our European business. Operating income in 1998 decreased slightly to $30.7 million from the record $30.9 million achieved in 1997, primarily due to pricing pressures in the medical markets and the general weakness in OEM and distributor business.

Lighting Segment

The Lighting Segment's operating income was $23.1 million in 1999 compared to $20.3 million in 1998. Results for 1998 include the operating income of the former Thomas Lighting Group for the period ended August 29 prior to the formation of GTG, Thomas' 32% interest in GTG for the four months ended December 31, 1998, and amortization of Thomas' excess investment in GTG. The 1999 increase was due to volume increases, improved efficiencies, and synergies realized due to the formation of the joint venture. Operating income was $20.3 million in 1998 compared to $22.4 million in 1997. The decrease in operating income of $2.1 million in 1998 was offset by a $5.7 million reduction of Corporate expenses formerly needed to support the Lighting operations.

Corporate

Interest expense for 1999 declined $1.6 million, or 25.8%, from 1998, due primarily to the lower levels of long-term debt and significantly lower levels of short-term borrowings in 1999 compared to 1998. Interest expense for 1998 declined $.3 million, or 4.3%, from 1997, due principally to the lower levels of long-term debt, offset partially by higher levels of short-term borrowings in the first half of 1998.

Income tax provisions were $16.1 million, $14.9 million, and $13.2 million in 1999, 1998, and 1997, respectively. The effective income tax rate was 38.1% in 1999, compared to 37.8% in 1998 and 37.0% in 1997.

The Company, like other manufacturers, is subject to environmental rules and regulations regarding the use, disposal, and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters. The Company does not believe that the ultimate resolution of environmental matters will have a material adverse effect on its financial position, results of operations, or liquidity.

At December 31, 1999, the Company employed approximately 1,060 people.

Liquidity and Sources of Capital

Cash and cash equivalents decreased by $1.7 million to $16.5 million at December 31, 1999, compared to $18.2 million and $17.4 million at December 31, 1998 and 1997, respectively. Cash flows from operations were $26.7 million in 1999 compared to $24.9 million in 1998 and $32.3 million in 1997. The reduction in cash flows from operations after 1997 reflects changes resulting from the formation of GTG. Our 32% interest in GTG is accounted for on the equity method; and, as a result, Thomas' share of GTG's investing and financing cash flows are inherently reflected in the Company's cash flows from operations.

Cash flows from operations have exceeded Thomas' capital requirements for net property additions and dividends for the last three years, providing additional funds for the 1999 acquisition of Oberdorfer Pumps, Inc., the net reductions of long-term and short-term debt during 1999, 1998, and 1997, totaling $28.2 million, and treasury stock purchases in 1999 and 1998.

Dividends paid in 1999 were $4.7 million compared with $4.8 million in 1998 and $4.2 million in 1997. In October 1997, the Board of Directors declared a cash dividend of 7.5 cents per share, a 12.5% increase in the cash dividend.

The Company announced in December 1999 that it plans to repurchase, from time to time depending on market conditions and other factors, up to 15 percent, or 2,373,000 shares, of its outstanding Common Stock in the open market or through privately negotiated transactions at the prevailing market prices. At December 31, 1999, the Company had purchased 64,500 shares for approximately $1.3 million. The Company plans to fund the purchase of Company stock through a combination of cash flows generated from operating activities and short-term borrowing arrangements.

The Company's long-term debt bears interest at fixed rates; therefore, the Company's results of operations would only be affected by interest rate changes to the extent that variable rate short-term notes payable are outstanding. At December 31, 1999, there were no short-term notes payable outstanding.

The Company has significant operations consisting of sales and manufacturing activities in foreign countries. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company manufactures or distributes its products. Currency exposures are concentrated in Germany but exist to a lesser extent in other parts of Western Europe and Asia.

Working capital decreased slightly from $31.6 million at December 31, 1998, to $29.7 million at December 31, 1999. Working capital decreased to $31.6 million at December 31, 1998, from $92.3 million at December 31, 1997, principally due to the transfer of working capital to GTG.

Dollars in Thousands                         1999          1998          1997
--------------------------------------------------------------------------------
Working capital                             $29,738       $31,564       $92,258
Current ratio                                  1.89          1.97          2.09
Long-term debt, less current portion        $40,513       $48,298       $55,006
Long-term debt to total capital                16.2%         20.2%         24.1%

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth, and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $66.4 million are not restricted at December 31, 1999.

As of December 31, 1999, the Company had available credit of $6.0 million with banks under short-term borrowing arrangements, which was unused. Anticipated funds from operations, along with available short-term credit, are expected to be sufficient to meet cash requirements in the year ahead. Cash in excess of operating requirements will continue to be invested in high grade, short-term securities.

Year 2000 Issue

During 1999, the Company completed the process of preparing for the Year 2000 date change. To date, the Company has had no material Year 2000 issues.

Although considered unlikely, unanticipated problems could still occur. The Company will continue to monitor all business processes, including third parties, throughout 2000 to address any issues and to ensure that all processes continue to function properly.

Through 1999, the cost for the Year 2000 project was approximately $2.4 million, which was incurred over the 1996-1999 time frame. We anticipate no material costs to be incurred in 2000 and beyond that are related to the Year 2000 project.

The Company has a minority interest in GTG, which has advised the Company that it had no material Year 2000 issues. Although we believe it is unlikely, if GTG has future problems related to the Year 2000 project, this could have an impact on the Company's financial results and condition.

New European Currency

Eleven European countries (the European Monetary Union) have implemented a single currency zone as of January 1, 1999. The new currency (Euro) will eventually replace the existing currencies of the participating countries. It is expected that this transition from the various currencies to the Euro will occur over a two-year period. The software used by our European operations has been modified to accommodate the dual currencies during the transition period. A team is in place to monitor any changing EMU requirements and to establish the final conversion timetable for the single EMU currency.

While management currently believes the Company has accommodated any required changes in its operations, there can be no assurance that its customers, suppliers, and service providers, or government agencies will all meet the Euro currency requirements in a timely manner. Such failure to complete the necessary work on a timely basis could result in material financial risk.

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

The statements contained in the foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as other statements contained in this Annual Report and statements contained in future filings with the Securities and Exchange Commission and publicly disseminated press releases, and statements which may be made from time to time in the future by management of the Company in presentations to shareholders, prospective investors, and others interested in the business and financial affairs of the Company, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Any projections of financial performances or statements concerning expectations as to future developments should not be construed in any manner as a guarantee that such results or developments will, in fact, occur. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company referred to above are also subject to the following risks and uncertainties:

o The Company operates in a highly competitive business environment, and its sales could be negatively affected by its inability to maintain or increase prices, changes in geographic or product mix, or the decision of its customers to purchase competitive products instead of the Company's products. Sales could also be affected by pricing, purchasing, financing, operational, advertising, or promotional decisions made by purchasers of the Company's products.

o The Compressors & Vacuum Pumps Segment operates in a market where technology improvements and the introduction of products for new applications are necessary for future growth. The Company could experience difficulties or delays in the development, production, testing, and marketing of new products. As an original equipment supplier, the Company's results of operations are directly affected by the success of customer products.

o GTG, of which Thomas Industries owns 32% and comprises the Company's Lighting Segment, participates in a highly competitive market that is dependent on the level of residential, commercial, and industrial construction activity. Changes in interest rates, consumer preferences and acceptance of new products affect the Lighting Segment.

o As the Company's business continues to expand outside the United States, the Company could experience changes in its ability to obtain or hedge against foreign currency rates and fluctuations in those rates. The Company could also be affected by nationalizations; unstable governments, economies, or legal systems; or inter-governmental disputes. These currency, economic, and political uncertainties may affect the Company's results.

The forward-looking statements made by the Company are based on estimates that the Company believes are reasonable. This means that the Company's actual results could differ materially from such estimates as a result of being negatively affected as described above or otherwise positively affected.

                       CONSOLIDATED STATEMENTS OF INCOME


                                                    Years ended December 31
                                                    -----------------------
(In thousands, except share data)                   1999      1998       1997
--------------------------------------------------------------------------------
Net sales                                         $176,382   $177,220   $547,702

Cost of products sold                              112,332    112,318    378,746
--------------------------------------------------------------------------------
         Gross profit                               64,050     64,902    168,956

Selling, general and administrative expenses        41,914     40,805    127,969
Equity income from Lighting                         23,147     20,323       --
--------------------------------------------------------------------------------
Operating income                                    45,283     44,420     40,987

Interest expense                                     4,601      6,199      6,480
Interest income and other                            1,527      1,185      1,137
--------------------------------------------------------------------------------
         Income before income taxes                 42,209     39,406     35,644

Income taxes                                        16,059     14,896     13,174
--------------------------------------------------------------------------------
         Net income                               $ 26,150   $ 24,510   $ 22,470
--------------------------------------------------------------------------------
         Net income per share - Basic             $   1.66   $   1.54   $   1.42
                              - Diluted               1.62       1.50       1.38

See accompanying notes.


                          CONSOLIDATED BALANCE SHEETS


                                                                          December 31
                                                                    ----------------------
(In thousands)                                                        1999          1998
------------------------------------------------------------------------------------------

 Assets
Current assets:
        Cash and cash equivalents                                 $  16,487    $  18,205
         Accounts receivable, net                                     20,869       19,205
         Inventories, net                                             19,751       20,186
         Deferred income taxes                                         2,634        2,997
         Other current assets                                          3,370        3,650
------------------------------------------------------------------------------------------
Total current assets                                                  63,111       64,243

Property, plant and equipment, net                                    36,152       35,257
Investment in GTG                                                    158,865      147,386
Note receivable from GTG                                              22,287       22,287
Intangible assets, net                                                10,677        8,248
Other assets                                                           2,884        4,938
------------------------------------------------------------------------------------------
Total assets                                                        $293,976     $282,359
------------------------------------------------------------------------------------------
Liabilities and shareholders' equity Current liabilities:
         Accounts payable                                          $   7,794    $   5,794
         Accrued expenses and other current liabilities               16,608       17,908
         Dividends payable                                             1,187        1,195
         Current portion of long-term debt                             7,784        7,782
------------------------------------------------------------------------------------------
Total current liabilities                                             33,373       32,679

Deferred income taxes                                                  6,027        5,863
Long-term debt, less current portion                                  40,513       48,298
Other long-term liabilities                                            4,581        4,832
------------------------------------------------------------------------------------------
Total liabilities                                                     84,494       91,672

Shareholders' equity:
         Preferred stock, $1 par value, 3,000,000 shares
              authorized - none issued                              --           --
         Common stock, $1 par value, shares authorized:
              60,000,000; shares issued: 1999 - 17,567,104;
                                         1998 - 17,485,909            17,567       17,486
         Capital surplus                                             110,988      110,412
         Retained earnings                                           109,689       88,277
         Accumulated other comprehensive income (loss)                (6,385)      (4,351)
         Less cost of treasury shares: 1,807,650 shares in 1999;
                                       1,744,400 shares in 1998      (22,377)     (21,137)
------------------------------------------------------------------------------------------
Total shareholders' equity                                           209,482      190,687
------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                          $293,976     $282,359
------------------------------------------------------------------------------------------

See accompanying notes.



                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY


                                                           Years ended December 31
                                                     -----------------------------------

(In thousands)                                          1999         1998         1997
----------------------------------------------------------------------------------------
Common stock:
    Beginning of year                                $  17,486    $  17,394    $  17,325
    Stock options exercised                                 81           92           69
----------------------------------------------------------------------------------------
         End of year                                    17,567       17,486       17,394

Capital surplus:
    Beginning of year                                  110,412      109,750      109,431
    Stock options exercised                                569          650          319
    Other                                                    7           12         --
----------------------------------------------------------------------------------------
         End of year                                   110,988      110,412      109,750

Retained earnings:
    Beginning of year                                   88,277       68,533       50,420
    Net income                                          26,150       24,510       22,470
    Cash dividends declared                             (4,738)      (4,766)      (4,357)
----------------------------------------------------------------------------------------
         End of year                                   109,689       88,277       68,533

Accumulated other comprehensive income (loss):
    Beginning of year                                   (4,351)      (5,060)      (2,262)
    Other comprehensive income (loss) (1)               (2,034)         709       (2,798)
----------------------------------------------------------------------------------------
       End of year                                      (6,385)      (4,351)      (5,060)

Treasury stock:
    Beginning of year                                  (21,137)     (17,212)     (17,212)
    Treasury stock purchased                            (1,255)      (3,938)        --
    Treasury stock retired and other                        15           13         --
----------------------------------------------------------------------------------------
       End of year                                     (22,377)     (21,137)     (17,212)
----------------------------------------------------------------------------------------
       Total shareholders' equity                    $ 209,482    $ 190,687    $ 173,405
----------------------------------------------------------------------------------------
(1) A reconciliation of net income to total comprehensive income follows


                                                   Years ended December 31
                                             -----------------------------------
(In thousands)                                  1999        1998         1997
--------------------------------------------------------------------------------
Net income                                   $ 26,150     $ 24,510     $ 22,470
Other comprehensive income (loss):
    Minimum pension liability                     706           57          495
       Related tax expense                       (268)         (22)        (188)
    Foreign currency translation               (2,472)         674       (3,105)
--------------------------------------------------------------------------------
Total comprehensive income                   $ 24,116     $ 25,219     $ 19,672
--------------------------------------------------------------------------------

At December 31, 1999, accumulated other comprehensive income was a loss of $6,385,000, comprised entirely of foreign currency translation losses.

See accompanying notes.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Years ended December 31
                                                             --------------------------------
(In thousands)                                                  1999       1998      1997
---------------------------------------------------------------------------------------------
Operating activities
Net income                                                   $ 26,150    $ 24,510    $ 22,470
Adjustments to reconcile net income to net
    cash provided by operating activities:
       Depreciation and amortization                            7,671       7,619      16,049
       Deferred income taxes                                      503          74       1,410
       Equity income from Lighting                            (23,147)    (20,323)       --
       Distributions from Lighting                             12,013      19,053        --
       Other items                                                801         182        (397)
       Changes in operating assets and
          liabilities net of effect of acquisitions:
                Accounts receivable                            (1,849)     (1,700)     (3,492)
                Inventories                                       671       2,249      (6,048)
                Accounts payable                                1,917      (4,032)      3,687
                Accrued expenses and other liabilities           (862)     (1,232)        100
                Other                                           2,816      (1,494)     (1,514)
---------------------------------------------------------------------------------------------
Net cash provided by operating activities                      26,684      24,906      32,265

Investing activities
Purchases of property, plant and equipment                     (7,953)     (7,687)    (17,696)
Sales of property, plant and equipment                             46         367       1,117
Purchase of companies (net of cash acquired)                   (6,466)       --        (1,371)
---------------------------------------------------------------------------------------------
Net cash used in investing activities                         (14,373)     (7,320)    (17,950)

Financing activities
Payments on notes payable to banks, net                          (138)     (2,408)     (3,721)
Payments on long-term debt, net                                (7,782)     (6,530)     (7,638)
Treasury stock purchased                                       (1,255)     (3,938)       --
Dividends paid                                                 (4,747)     (4,760)     (4,221)
Other                                                             327         767         388
---------------------------------------------------------------------------------------------
Net cash used in financing activities                         (13,595)    (16,869)    (15,192)

Effect of exchange rate change                                   (434)        136        (597)
---------------------------------------------------------------------------------------------
Net (decrease) increase in cash
    and cash equivalents                                       (1,718)        853      (1,474)
Cash and cash equivalents at beginning of year                 18,205      17,352      18,826
---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $ 16,487    $ 18,205    $ 17,352
---------------------------------------------------------------------------------------------


See accompanying notes.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Description of Business

Thomas Industries Inc. and subsidiaries (the Company or Thomas) and af filiates operate in two business segments: the compressors and vacuum pumps segment and the lighting segment. The Company designs, manufactures and sells compressors and vacuum pumps for use in global original equipment manufacturing applications as well as construction equipment, leakage detection systems and laboratory equipment. Manufacturing facilities are located in North America and Europe, with additional sales and distribution operations located in Asia. The Company operates in the lighting segment through its 32% interest in the Genlyte Thomas Group LLC (GTG). GTG, which was formed during 1998 as discussed below, designs, manufactures, markets and sells lighting products principally in North America for consumer, commercial and industrial applications.

2. Accounting Policies

Basis of Presentation

Effective August 30, 1998, the Company and The Genlyte Group (Genlyte) formed GTG, combining Thomas' and Genlyte's lighting businesses. Genlyte has a 68% interest in GTG, and Thomas holds a 32% interest, which is accounted for using the equity method of accounting. Thomas changed its method of accounting for its lighting business to the equity method effective January 1, 1998. This change had no effect on Thomas' net income or common shareholders' equity but did reduce its revenues, costs, assets and liabilities. Financial statements for years prior to 1998 were not restated; therefore, Thomas' financial statements for 1999 and 1998 are not comparable to 1997.

At December 31, 1999, Thomas' investment in GTG exceeded its underlying equity in net assets by $59,931,000. For the years ended December 31, 1999 and 1998, equity income was reduced by $2,116,000 and $733,000, respectively, for straight-line amortization of the excess investment.

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

Inventories

Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 41% and 46% of consolidated inventories at December 31, 1999 and 1998, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories at December 31 consist of the following:

(In thousands)                                       1999                1998
--------------------------------------------------------------------------------
Finished goods                                    $  4,965            $  5,352
Raw materials                                       10,209               9,196
Work in process                                      4,577               5,638
--------------------------------------------------------------------------------
Total inventories                                  $19,751             $20,186
--------------------------------------------------------------------------------

On a current cost basis, inventories would have been $4,466,000 and $4,341,000 higher than reported at December 31, 1999 and 1998, respectively.

Property, Plant, and Equipment

The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives. Property, plant and equipment consisted of the following:

(In thousands)                                         1999             1998
--------------------------------------------------------------------------------
Land                                                $     817        $     722
Buildings                                              14,056           13,466
Leasehold improvements                                  3,194            3,581
Machinery and equipment                                60,836           58,224
--------------------------------------------------------------------------------
                                                       78,903           75,993
Accumulated depreciation and amortization             (42,751)         (40,736)
--------------------------------------------------------------------------------
Total property, plant and equipment, net              $36,152          $35,257
--------------------------------------------------------------------------------

Long-lived and Intangible Assets

Intangible assets represent the excess of cost over the fair value of net assets of companies acquired and are stated net of accumulated amortization of $4,146,000 and $4,187,000 at December 31, 1999 and 1998, respectively. Excess of cost over the fair value of net assets acquired (or goodwill) generally is amortized on a straight-line basis over 30 to 40 years.

Long-lived and intangible assets are periodically reviewed for recoverability when impairment indicators are present. If this review indicates that long-lived assets would not be recoverable, as determined based on the estimated undiscounted cash flows of the asset over the remaining amortization period, the carrying amount of long-lived assets would be written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale). In the opinion of management, no significant impairment indicators were present during the periods presented in these consolidated financial statements.

Research and Development Costs

Research and development costs, which include costs of product improvements and design, are expensed as incurred ($9,370,000 in 1999, $9,085,000 in 1998 and $14,873,000 in 1997). The reduction subsequent to 1997 is primarily due to the formation of GTG.

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

Foreign Currency Translation

The local currency is the functional currency for the Company's foreign subsidiaries. Results are translated into U.S. dollars using monthly average exchange rates, while balance sheet accounts are translated using year-end exchange rates. The resulting translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Other

Accounts receivable at December 31, 1999 and 1998 was net of an allowance for doubtful accounts of $698,000 and $656,000, respectively.

Revenue is recognized upon shipment of goods to customers.

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Net Income Per Share

The computation of the numerator and denominator in computing basic and diluted net income per share follows:

(In thousands)                                        1999      1998       1997
--------------------------------------------------------------------------------
Numerator:
    Net income                                       $26,150   $24,510   $22,470
--------------------------------------------------------------------------------
Denominator:
    Weighted average shares outstanding               15,796    15,877    15,837

Effect of dilutive securities:
    Director and employee stock options                  344       474       422
    Employee performance shares                           42        32        13
--------------------------------------------------------------------------------
    Dilutive potential common shares                     386       506       435
--------------------------------------------------------------------------------
    Denominator for diluted earnings per share--
       adjusted weighted average shares
       and assumed conversions                        16,182    16,383    16,272
--------------------------------------------------------------------------------

4. Equity Investment

Genlyte Thomas Group LLC (GTG) is an affiliated company accounted for on the equity method. See Notes 1 and 2 for a description of GTG, as well as a discussion of the adoption of the equity method of accounting. Summarized financial information reported by the affiliate and a summary of the amounts recorded in Thomas' consolidated financial statements follow. GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. Therefore, Thomas and Genlyte are responsible for income taxes applicable to their share of GTG's taxable income. The net income reflected below for GTG does not include any provision for U.S. income taxes which will be incurred by Thomas and Genlyte; however, amounts have been provided for certain foreign income taxes and U.S. franchise taxes. At December 31, 1999, Thomas' retained earnings include $11,684,000 of after-tax undistributed earnings from GTG accounted for on the equity method.

                                                    December 31
                                               ---------------------------------
(In thousands)                                    1999         1998
--------------------------------------------------------------------------------
GTG Balance Sheets
Cash and cash equivalents                      $ 22,705      $  8,533
Accounts receivable, net                        155,428       146,167
Inventory, net                                  136,041       137,004
Other current assets                              7,614         9,892
--------------------------------------------------------------------------------
Total current assets                            321,788       301,596

Property, plant and equipment, net              104,989       105,679
Goodwill, net                                   111,426        61,549
Other assets                                     15,228        12,632
--------------------------------------------------------------------------------
Total assets                                   $553,431      $481,456
--------------------------------------------------------------------------------

Total current liabilities                      $170,478      $134,655
Other liabilities                                19,821        21,421
Note payable to Thomas                           22,287        22,287
Long-term debt                                   31,677        38,565
Shareholders' equity                            309,168       264,528
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity     $553,431      $481,456
--------------------------------------------------------------------------------

                                                      December 31
                                               ---------------------------------
                                                  1999         1998
--------------------------------------------------------------------------------
GTG Income Statements
Net sales                                      $978,302      $324,111
Cost of sales                                   648,626       213,305
--------------------------------------------------------------------------------
Gross profit                                    329,676       110,806
SG&A expense                                    241,239        82,029
--------------------------------------------------------------------------------
Operating profit                                 88,437        28,777
Interest expense,net                              4,633         1,252
--------------------------------------------------------------------------------
Income before taxes                              83,804        27,525
Income taxes(2)                                   4,841         1,009
--------------------------------------------------------------------------------
Net income                                     $ 78,963      $ 26,516
--------------------------------------------------------------------------------

Amounts recorded by Thomas:
Investment(3)                                  $158,865      $147,386
Note receivable(4)                               22,287        22,287
Equity income                                    23,147(5)     20,323(6)
Distributions received                           12,013        19,053(7)



(1) Amounts represent results of operations for GTG for the four months ended December 31, 1998 (since inception).
(2) GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. GTG is subject to certain foreign income taxes and U.S. franchise taxes.
(3) Thomas' investment in GTG exceeded its underlying equity in net assets by $59,931,000 at December 31, 1999 and $62,737,000 at December 31, 1998. For
     the year ended December 31, 1999 and the four months ended December 31,

     1998, equity income was reduced by $2,116,000 and $733,000, respectively, representing straight-line amortization of the excess investment.
(4) The note receivable from GTG represents a debt equalization note issued to Thomas at the formation of GTG. Interest on the principal amount outstanding under the note accrues at a variable rate and is payable on a quarterly basis. The principal amount of the note is due on August 29, 2003, and may be prepaid in whole or in part at any time without premium or penalty.
(5) Consists of $25,268,000 of equity income from GTG less $2,116,000 of amortization of Thomas' excess investment and $5,000 of other expense.
(6) Consists of $12,571,000 of income from Thomas' former lighting operations for the eight months ended August 30, 1998 (which were restated to the equity method) and $8,485,000 of equity income from GTG for the four months ended December 31, 1998 less $733,000 of amortization of Thomas' excess investment.
(7) Consists of $16,324,000 of cash flows from Thomas' former lighting operations and distributions of $2,729,000 received from GTG.

The Company in the normal course of business has transactions with GTG. These transactions consist primarily of interest received from GTG under the note receivable discussed above and reimbursement for other shared corporate expenses.

Related party receivables with GTG as of December 31, 1999 and 1998 were $307,000 and $587,000, respectively.

For year ended December 31, 1999 and for the period from inception (August 30, 1998) through December 31, 1998, the Company had the following related party transactions:

(In thousands)                                             1999           1998
--------------------------------------------------------------------------------
Receipts from GTG for:
    Interest on the note receivable                     $  1,281      $     461
    Reimbursement of corporate expenses                 $    412      $     170

5. Income Taxes

A summary of the provision for income taxes follows:

(In thousands)                            1999           1998          1997
--------------------------------------------------------------------------------
Current:
    Federal                             $10,746       $  9,937      $  7,977
    State                                 1,961          1,508           780
    Foreign                               2,849          3,377         3,007
--------------------------------------------------------------------------------
                                         15,556         14,822        11,764

Deferred:
    Federal and state                       663             61         1,594
    Foreign                                (160)            13          (184)
--------------------------------------------------------------------------------
                                            503             74         1,410
--------------------------------------------------------------------------------
Total provision for income taxes        $16,059        $14,896       $13,174
--------------------------------------------------------------------------------

The U.S. and foreign components of income before income taxes follow:

(In thousands)                           1999            1998         1997
--------------------------------------------------------------------------------
United States                           $35,392        $29,687       $27,360
Foreign                                   6,817          9,719         8,284
--------------------------------------------------------------------------------
Income before income taxes              $42,209        $39,406       $35,644
--------------------------------------------------------------------------------

A reconciliation of the normal statutory federal income tax rate to the Company's effective income tax rate follows:

                                                      1999      1998      1997
                                                  ------------------------------
U.S. statutory rate                                   35.0%     35.0%     35.0%
State income taxes, net of federal tax benefits        3.0       2.5       1.4
Nondeductible amortization of intangible assets        1.3       1.4       1.6
Benefits of foreign loss carry over                      -       (.4)      (.9)
Effect of foreign tax rates                            1.2        .9       1.0
GTG foreign equity earnings recorded net of tax       (2.0)      (.6)        -
Other                                                  (.4)     (1.0)     (1.1)
--------------------------------------------------------------------------------
Effective income tax rate                             38.1%     37.8%     37.0%
--------------------------------------------------------------------------------

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which gave rise to significant deferred tax assets and liabilities follow:

(In thousands)                                              1999         1998
--------------------------------------------------------------------------------

Deferred tax assets:
    Net operating loss carryforwards                      $   889       $   939
    Allowance for doubtful accounts receivable                177           119
    Inventory reserves                                        640           535
    Accrued compensation expense                            1,342         1,201
    Other                                                   1,645         1,869
--------------------------------------------------------------------------------
                                                            4,693         4,663
Less valuation allowance                                     (889)         (939)
--------------------------------------------------------------------------------
Net deferred tax asset                                      3,804         3,724

Deferred tax liabilities:
    Accelerated depreciation                                3,821         3,701
    Inventory valuation                                       422           453
    Pension expense                                           299           315
    Investment in unconsolidated affiliates                 1,734         1,504
    Other                                                     159           343
--------------------------------------------------------------------------------
                                                            6,435         6,316
--------------------------------------------------------------------------------
Net deferred tax liability                                $ 2,631       $ 2,592
--------------------------------------------------------------------------------

Classification:
    Current asset                                         $ 2,634       $ 2,997
    Long-term asset                                         1,170           727
    Current liability                                         408           453
    Long-term liability                                     6,027         5,863
--------------------------------------------------------------------------------
Net deferred tax liability                                $ 2,631       $ 2,592
--------------------------------------------------------------------------------

Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheet.

Management believes it is more likely than not the Company will realize the benefits of its deferred tax assets, net of the valuation allowance of $889,000. The valuation allowance is provided for income tax loss carryforward benefits for federal and state income tax purposes which expire over a five-year period beginning in 2006, the realization of which is not assured within the carryforward periods.

The Company's foreign subsidiaries have accumulated undistributed earnings ($28,819,000 at December 31, 1999) on which U.S. taxes have not been provided. Under current tax regulations and with the availability of certain tax credits, it is management's belief that the likelihood of the Company incurring significant taxes on any distribution of such accumulated earnings is remote. Dividends, if any, would be paid principally from current earnings.

The Company made federal, state, and foreign income tax payments of $15,964,000 in 1999, $14,476,000 in 1998 and $13,911,000 in 1997.

6. Long-Term Debt Including the Current Portion and Credit Arrangements

Long-term debt, including the current portion, consists principally of 9.36% senior notes ($46,350,000 and $54,080,000 at December 31, 1999 and 1998,
respectively) with annual maturities through 2005.

The fair value of the Company's long-term debt at December 31, 1999 and 1998 was $50,380,000 and $61,530,000, respectively.

Maturities  of  long-term   debt  for  the  next  five  years  are  as  follows:
2000-$7,784,000;    2001-$7,787,000;    2002-$7,789,000;   2003-$7,791,000   and
2004-$7,794,000.

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $66,400,000 were not restricted at December 31, 1999.

As of December 31, 1999, the Company had available credit of $6,000,000 with banks under short-term borrowing arrangements which was unused.

Cash paid for interest was $4,867,000 in 1999, $6,426,000 in 1998 and $6,805,000
in 1997.

7. Shareholders' Equity

Stock Repurchase Program

Thomas' Board of Directors in 1999 authorized the purchase of up to 2,373,000 shares of Thomas common stock in the open market. Through December 31, 1999, Thomas had repurchased 64,500 shares at a cost of approximately $1,255,000.

Stock Incentive Plans

At the April 20, 1995 Annual Meeting, the Company's shareholders approved the Company's 1995 Incentive Stock Plan. An aggregate of 900,000 shares of common stock, plus all shares remaining under the Company's 1987 Incentive Stock Plan, were reserved for issuance under this Plan. At the April 15, 1999 Annual Meeting, the Company's shareholders approved a 750,000 share increase in the number of shares reserved for issuance under the 1995 Incentive Stock Plan. Under this Plan, options may be granted to employees at not less than market value at date of grant. All options granted have 10 year terms and vest and become fully exercisable at the end of five years of continued employment. The Company's 1987 Incentive Stock Plan has been terminated, except with respect to outstanding options which may be exercised through 2005.

At the April 21, 1994 Annual Meeting, the Company's shareholders approved the Non-Employee Director Stock Option Plan. Under this Plan, each continuing non-employee director in office on the date of each annual meeting is awarded options to purchase 3,000 shares of common stock at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable six months from the date granted. This Plan provides for options to be awarded at each annual meeting through 2004 or until 375,000 options have been granted. At December 31, 1999, there were seven non-employee directors in office, and 147,000 options had been awarded under this Plan.

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

                                      1999             1998             1997
                                      ----------------------------------------
Risk-free interest rate               6.6%             4.8%             5.5%
Expected life, in years               6.5              6.5              6.5
Expected volatility                   0.284            0.280            0.264
Expected dividend yield               1.6%             1.7%             1.8%

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except share data)                    1999         1998    1997
--------------------------------------------------------------------------------
Net income                         As reported      $26,150     $24,510  $22,470
                                   Pro forma         25,269      23,668   21,882

Net income per share               As reported         1.66        1.54     1.42
    Basic                          Pro forma           1.60        1.49     1.38

Net income per share               As reported         1.62        1.50     1.38
    Diluted                        Pro forma           1.56        1.44     1.34

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect is not fully reflected prior to 1999.

A summary of stock option activity for all plans follows:


                                            1999                  1998                      1997
                               --------------------------------------------------------------------------------
                                                Weighted                   Weighted                 Weighted
                                                Average                     Average                  Average
                                Options          Price       Options         Price    Options         Price
---------------------------------------------------------------------------------------------------------------
Beginning of year               1,497,583      $   14.49   1,345,400      $   13.22   1,174,110      $   11.02
Granted                           207,450          18.30     263,500          19.04     269,000          21.31
Exercised                        (106,442)         10.88    (108,867)          9.70     (95,211)          8.92
Forfeited or expired              (99,895)         16.85      (2,450)         18.19      (2,499)         12.49
---------------------------------------------------------------------------------------------------------------
End of year                     1,498,696      $   15.12   1,497,583      $   14.49   1,345,400      $   13.22
---------------------------------------------------------------------------------------------------------------

Exercisable at end of year        778,439      $   12.26     654,576      $   10.95     559,481      $    9.69



The weighted average fair value of options granted was $5.90 in 1999, $5.98 in 1998 and $6.67 in 1997 using a Black-Scholes option pricing model. Options outstanding at December 31, 1999 had option prices ranging from $6.58 to $23.63 and expire at various dates between October 18, 2000 and December 12, 2009 (with a weighted-average remaining contractual life of 6.9 years). There are 941,295 shares reserved for future grant, of which 217,618 shares are reserved for the Non-Employee Director Stock Option Plan.

In addition to the options listed above, 11,800 performance share awards were granted in December 1999 and 1998, and 13,215 performance share awards were granted in December 1997. Awards may be earned based on the total shareholder return of the Company during the three-year periods commencing January 1 following the grant date. A total of 13,841 shares were earned in 1999 from awards granted in December 1996.

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


                                                   Pension benefits     Other postretirement benefits
                                              -------------------------------------------------------
(In thousands)                                   1999         1998           1999         1998
------------------------------------------------------------------------------------------------------
Change in benefit obligations
Benefit obligations at beginning of year      $ 10,312      $ 29,260      $    733      $  4,898
Service cost                                       208           193            22            22
Interest cost                                      685           669            47            47
Plan amendments                                     81          --            --            --
Benefits paid                                   (2,337)         (610)           (8)         (417)
Purchase of annuity                             (2,510)         --            --            --
Obligations assumed by GTG                        --         (19,563)         --          (4,211)
Actuarial (gain) loss                             (457)          363          (117)          394
------------------------------------------------------------------------------------------------------
Benefit obligations at end of year            $  5,982      $ 10,312      $    677      $    733
------------------------------------------------------------------------------------------------------

Change in plan assets
Value of plan assets at beginning of year     $ 11,203      $ 30,500      $   --               $
Actual return on plan assets                       868         1,934          --            --
Employer contributions                             115           115             8           417
Benefits paid                                   (2,337)         (610)           (8)         (417)
Purchase of annuity                             (2,510)         --            --            --
Assets transferred to GTG                         --         (20,736)         --            --
------------------------------------------------------------------------------------------------------
Value of plan assets at end of year           $  7,339      $ 11,203      $   --        $   --
------------------------------------------------------------------------------------------------------


The defined benefit plans' assets at December 31, 1999 consisted primarily of listed stocks and bonds, including 14,430 shares of Company common stock having a market value of $295,000 at that date.

The purchase of annuity of $2,510,000 relates to the termination in 1999 of Thomas' Pension Floor Plan.


Funded status of the plans
Assets less accumulated obligations            $ 1,357       $   891       $  (677)      $  (733)
Unrecognized actuarial (gain) loss              (1,026)         (302)          (90)           66
Unrecognized transition gain                         7             4          --            --
Unrecognized prior service cost                    448           496           243           262
------------------------------------------------------------------------------------------------------
Net asset (liability) recognized at end of year $  786       $ 1,089       $  (524)      $  (405)
------------------------------------------------------------------------------------------------------


Plan assets exceeded accumulated benefit obligations for all plans as of December 31, 1999. The accumulated benefit obligations and plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $3,251,000 and $2,993,000, respectively, as of December 31, 1998.

Balance sheet assets (liabilities)
Prepaid benefit costs                           $   786      $   788       $  --         $  --
Accrued benefit liabilities                        --           (258)       (524)           (405)
Intangible assets                                  --            427          --            --
Accumulated other comprehensive income             --            132          --            --
------------------------------------------------------------------------------------------------------
Net asset (liability) recognized at end of year $   786      $ 1,089       $(524)        $  (405)
------------------------------------------------------------------------------------------------------





8. Employee Benefit Plans (continued)

                                                    Pension benefits    Other postretirement benefits
------------------------------------------------------------------------------------------------------
(In thousands)                                     1999          1998       1999        1998
------------------------------------------------------------------------------------------------------
Assumptions as of  December 31
Discount rate                                      8.00%        6.75%       8.00%           6.75%
Expected return on plan  assets                    9.00%        9.00%       --              --
Initial health care cost trend rate                --           --          8.00%           8.00%
Ultimate health care cost trend rate               --           --          4.50%           4.50%
Year ultimate rate is achieved                     --           --          2006            2006

A one-percentage-point change in the assumed health care cost trend rate would not have a significant effect on the other postretirement benefits amounts reported above.



The following table details the components of pension and other postretirement benefit costs.


                                            Pension benefits                Other postretirement benefits
                                   ----------------------------------------------------------------------
(In thousands)                       1999          1998         1997        1999       1998       1997
---------------------------------------------------------------------------------------------------------
Service cost                        $   208      $   193      $   482      $    22       $22      $    38
Interest cost                           685          669        1,994           47        47          359
Expected return on plan assets         (981)        (853)      (2,275)        --          --           --
Curtailment loss recognized             462         --           --           --          --           --
Other amortization and deferral          44           46          228           19       (14)         216
---------------------------------------------------------------------------------------------------------
                                    $   418      $    55      $   429      $    88     $  55      $   613
---------------------------------------------------------------------------------------------------------


The curtailment  loss of $462,000  relates to the termination in 1999 of Thomas'
Pension Floor Plan.


Thomas sponsors various defined contribution plans to assist eligible employees in providing for retirement or other future needs. Company contributions to these plans amounted to $1,143,000 in 1999, $1,169,000 in 1998 and $3,307,000 in
1997. These contributions decreased after 1997 as a result of the formation of GTG.

9. Leases, Commitments and Contingencies

Rental  expense was  $2,514,000 in 1999,  $2,431,000  in 1998 and  $4,888,000 in
1997. Future minimum rentals under non-cancelable operating leases are as follows: 2000-$1,765,000; 2001-$1,675,000; 2002-$1,554,000; 2003-$1,072,000;
2004-$699,000 and thereafter-$3,511,000. The reduction in rental expense after 1997 is primarily due to the formation of GTG.

The Company had letters of credit outstanding in the amount of $6,250,000 at December 31, 1999.

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

10. Accrued Expenses and Other Current Liabilities

A summary of accrued expenses and other current liabilities follows:

(In thousands)                                                1999         1998
--------------------------------------------------------------------------------
Accrued wages, taxes and withholdings                     $  4,210     $  4,347
Accrued insurance                                            1,699        1,732
Accrued interest                                             1,954        2,220
Income taxes payable                                         3,440        3,865
Other current liabilities                                    5,305        5,744
--------------------------------------------------------------------------------
Total accrued expenses and other current liabilities      $ 16,608      $17,908
--------------------------------------------------------------------------------

11. Summary of Quarterly Results of Operations (Unaudited)

Unaudited quarterly results of operations follow:


                          Net Sales             Gross Profit              Net Income
(In thousands       -----------------------------------------------------------------------
except share data)    1999         1998         1999         1998         1999         1998
---------------------------------------------------------------------------------------------
1st  Qtr           $ 46,301     $ 48,209     $ 16,808     $ 17,628     $  5,874     $  5,250
2nd  Qtr             47,467       46,336       17,076       17,278        7,281        6,875
3rd  Qtr             39,856       43,146       14,353       15,845        6,748        7,050
4th  Qtr             42,758       39,529       15,813       14,151        6,247        5,335
                   $176,382     $177,220     $ 64,050     $ 64,902     $ 26,150     $ 24,510



                                 Basic Net Income       Diluted Net Income
                                    Per Share                Per Share
                            -------------------------------------------------
                                1999         1998          1999        1998
1st  Qtr.                    $   0.37     $   0.33     $   0.36     $   0.32
2nd  Qtr.                        0.46         0.43         0.45         0.42
3rd  Qtr.                        0.43         0.44         0.42         0.43
4th  Qtr.                        0.40         0.34         0.39         0.33
--------------------------------------------------------------------------------
                             $   1.66     $   1.54     $   1.62     $   1.50
--------------------------------------------------------------------------------


12. Acquisition

During October 1999, the Company acquired Oberdorfer Pumps, Inc., a manufacturer of centrifugal, rotary gear and rubber impeller liquid pumps located in Syracuse, New York at a cost of approximately $6,400,000. The Company recorded approximately $3,200,000 of goodwill related to this acquisition which is being amortized over 30 years.

13. Industry Segment Information


Industry segment information follows:
(In thousands)                                    1999          1998            1997
--------------------------------------------------------------------------------------
Revenues
Sales and operating revenues
    Compressors & Vacuum Pumps                 $ 176,382      $ 177,220      $ 173,637
    Lighting                                        --             --          374,065
--------------------------------------------------------------------------------------
                                               $ 176,382      $ 177,220      $ 547,702
--------------------------------------------------------------------------------------

Operating income (loss)
    Compressors & Vacuum Pumps                 $  29,556      $  30,743      $  30,879
    Lighting                                      23,147         20,323         22,423
    Corporate                                     (7,420)        (6,646)       (12,315)
--------------------------------------------------------------------------------------
                                               $  45,283      $  44,420      $  40,987
--------------------------------------------------------------------------------------

Assets
    Compressors & Vacuum Pumps                 $  95,416      $  89,736      $  85,878
    Lighting                                     158,865        147,386        222,449
    Corporate                                     39,695         45,237         19,312
--------------------------------------------------------------------------------------
                                               $ 293,976      $ 282,359      $ 327,639
--------------------------------------------------------------------------------------

Investment in equity affiliates
    Lighting                                   $ 158,865      $ 147,386      $      --

Expenses not affecting cash
Depreciation and amortization
    Compressors & Vacuum Pumps                 $   7,452      $   7,380      $   6,530
    Lighting                                        --             --            9,345
    Corporate                                        219            239            174
--------------------------------------------------------------------------------------
                                               $   7,671      $   7,619      $  16,049
--------------------------------------------------------------------------------------

Additions to property, plant and equipment
    Compressors & Vacuum Pumps                 $   7,555      $   7,374      $   8,441
    Lighting                                        --             --            9,006
    Corporate                                        398            313            249
--------------------------------------------------------------------------------------
                                               $   7,953      $   7,687      $  17,696
--------------------------------------------------------------------------------------


Intersegment  and  interlocation   sales  are  not  significant  and  have  been
eliminated  from the above  tabulation.  Operating  income by  segment  is gross profit less operating expenses,  excluding interest, general corporate expenses, other income and income taxes.



Information by geographic area follows:


(In thousands)                                     1999           1998             1997
-----------------------------------------------------------------------------------------
Revenues
Total net sales including intercompany sales
    United States                                $ 131,615      $ 131,253      $ 469,984
    Canada                                            --             --           43,460
    Europe                                          55,501         58,877         58,143
-----------------------------------------------------------------------------------------
                                                 $ 187,116      $ 190,130      $ 571,587
-----------------------------------------------------------------------------------------

Intercompany sales
    United States                                $  (4,981)     $  (5,698)     $ (14,257)
    Canada                                            --             --             (489)
    Europe                                          (5,753)        (7,212)        (9,139)
-----------------------------------------------------------------------------------------
                                                 $ (10,734)     $ (12,910)     $ (23,885)
-----------------------------------------------------------------------------------------

Net sales to unaffiliated customers
    United States                                $ 126,634      $ 125,555      $ 455,727
    Canada                                            --             --           42,971
    Europe                                          49,748         51,665         49,004
-----------------------------------------------------------------------------------------
                                                 $ 176,382      $ 177,220      $ 547,702
-----------------------------------------------------------------------------------------

Long-lived assets
    United States                                $  29,406      $  27,473      $  69,879
    Canada                                             --            --            6,666
    Europe                                           6,746          7,784          7,057
-----------------------------------------------------------------------------------------
                                                 $  36,152      $  35,257      $  83,602
-----------------------------------------------------------------------------------------



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

The Audit Committee of the Board of Directors is composed of outside directors who meet regularly with management, and independent auditors to review audit plans and fees, independence of auditors, internal controls, financial reports and related matters. The Committee has unrestricted access to the independent auditors with or without management attendance.


Timothy C. Brown
Chairman of the Board
President
Chief Executive Officer


Phillip J. Stuecker
Vice President of Finance
Chief Financial Officer
Secretary

Louisville, Kentucky
February 9, 2000




Report of Independent Auditors
Board of Directors and Shareholders
Thomas Industries Inc.

We have audited the consolidated balance sheets of Thomas Industries Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Genlyte Thomas Group LLC (GTG), a partnership formed on August 30, 1998, in which the Company has a 32% interest, have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for GTG, it is based solely on their report.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Industries Inc.and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.




Louisville, Kentucky
February 9, 2000


                 FIVE YEAR SUMMARY OF OPERATIONS AND STATISTICS


                                                                                   Years ended December 31
                                                      ------------------------------------------------------------------------------
(Dollars in thousands except share data)                1999(A)         1998(A)           1997                1996           1995
------------------------------------------------------------------------------------------------------------------------------------
 Earnings Statistics
    Net sales                                        $   176,382     $    177,220     $    547,702     $    510,111     $   490,573
    Cost of products sold                                112,332          112,318          378,746          358,778         352,551
    Selling, general, and administrative expenses         41,914           40,805          127,969          117,659         108,284
    Equity income from lighting                           23,147           20,323             --               --              --
    Interest expense                                       4,601            6,199            6,480            7,333           8,242
    Income before income taxes                            42,209           39,406           35,644           27,688          21,053
    As a percentage of net sales                            23.9%            22.2%             6.5%             5.4%            4.3%
    Income taxes                                          16,059           14,896           13,174           10,272           8,278
    Effective tax rate                                      38.1%            37.8%            37.0%            37.1%           39.3%
    Net income                                            26,150           24,510           22,470           17,416          12,775
------------------------------------------------------------------------------------------------------------------------------------
 Financial Position
    Working capital                                  $    29,738     $     31,564     $     92,258     $     85,838     $    80,837
       Current ratio                                    1.9 to 1          .0 to 1         22.1 to1         2.0 to 1        2.0 to 1
    Property, plant and equipment - net                   36,152            5,257          380,197           77,795          75,710
       Total assets                                      293,976          282,359          327,639          319,650         313,533
       Return on ending assets                               8.9%              .7%            86.9%             5.4%            4.1%
    Long-term debt, less current portion                  40,513            8,298          455,006           62,632          70,791
       Long-term debt to capital                            16.2%             0.2%           224.1%            28.4%           33.1%
    Shareholders' equity                                 209,482           90,687         1173,405          157,702         143,177
       Return on beginning shareholders' equity             13.7%             4.1%           114.2%            12.2%            9.6%
------------------------------------------------------------------------------------------------------------------------------------
 Data Per Common Share  (B)
    Net income                                       $      1.62     $       1.50     $       1.38     $       1.09     $      0.83
    Cash dividends declared                                 0.30             0.30             0.28             0.27            0.27
       Shareholders' equity                                12.97            11.73            10.59             9.99            9.43
       Price range - high                                  22.31            26.63            22.33            15.92           16.08
                     low                                   16.13            17.06            13.67            11.00            9.08
       Closing price                                       20.44           19.625            19.75            13.92           15.67
       Price / earnings ratio                               12.6             13.1             14.3             12.8            18.8
------------------------------------------------------------------------------------------------------------------------------------
Other Data
    Cash dividends declared                          $     4,738     $      4,766     $      4,357     $      4,169     $     4,036
    Expenditures for property, plant and equipment         7,953            7,687           17,696           15,071          12,288
    Depreciation and amortization                          7,671            7,619           16,049           15,682          14,803
    Average number of employees                            1,030            1,050            3,300            3,150           3,100
    Average sales per employee                             171.2            168.8            166.0            161.9           158.2
    Number of shareholders of record                       2,248            1,950            2,057            2,232           2,407
    Average number common shares outstanding (B)      16,181,507       16,382,928       16,271,678       16,021,026      15,348,828
------------------------------------------------------------------------------------------------------------------------------------
Segment Information
       Net Sales
       Compressors & Vacuum Pumps                    $    176,382     $    177,220     $    173,637     $    170,064     $  157,731
       Lighting                                              --               --            374,065          340,047        332,842
------------------------------------------------------------------------------------------------------------------------------------
       Total Net Sales                               $    176,382     $    177,220     $    547,702     $    510,111     $  490,573
------------------------------------------------------------------------------------------------------------------------------------
       Operating Income
          Compressors & Vacuum Pumps                 $     29,556     $     30,743     $     30,879     $     28,857     $   28,446
          Lighting                                         23,147           20,323           22,423           16,832         11,193
          Corporate expenses                               (7,420)          (6,646)         (12,315)         (11,047)       (10,133)
------------------------------------------------------------------------------------------------------------------------------------
       Total Operating Income                        $     45,283     $     44,420     $     40,987     $     34,642     $   29,506
------------------------------------------------------------------------------------------------------------------------------------


NOTE:     See accompanying Notes to   Consolidated   Financial   Statements  and
          Management's  Discussion  and  Analysis  of  Financial  Condition  and
          Results of Operations.


(A) Thomas Industries changed its method of accounting for its lighting business (contributed to GTG) to the equity method, effective January 1, 1998, the beginning of Thomas' fiscal year. This change had no effect on Thomas' net income or common shareholders' equity but did reduce its revenues, costs, assets, liabilities, and number of employees. Financial statements for years prior to 1998 were not restated; therefore, some information in Thomas' financial statements and highlights for 1999 and 1998 is not comparable to prior years.

(B)  Adjusted for 1997 stock splits.
