Form 10-K405, Exhibit 13
period 2000-12-31
THOMAS INDUSTRIES INC
filed 2001-03-27
CIK 97886

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company achieved record net income in 2000 of $30.1 million, which represents an increase of $3.9 million, or 15.0%, over 1999. The 2000 net income included non-recurring, after-tax gains of $1.3 million related to the proceeds from a life insurance policy and the sale of securities. Excluding these non-recurring gains in 2000, net income was still a record at $28.8 million. Net income in 1999 was $26.2 million, an increase of $1.6 million, or 6.7%, over 1998.

Pump and Compressor Segment

Net sales in 2000 for the Pump and Compressor Segment were $188.8 million, which represents an increase of $11.0 million, or 6.2%, over the 1999 net sales of $177.8 million. The increase was due primarily to the growth in our Asia Pacific operation and to the October 1999 acquisition of Oberdorfer Pumps (see Note 12). The euro exchange rate negatively affected the net sales increase in 2000. When measuring the 2000 results at a constant euro exchange rate, Pump and Compressor net sales would have increased an additional 3.6%. The 1999 net sales of $177.8 million were slightly lower than the $178.8 million recorded in 1998. The decrease in net sales in 1999 was due primarily to softness in our European OEM business and competitive pressures in selling our European product lines in North America. Each of these situations improved significantly in 2000 when measuring results at a constant euro exchange rate.

The 2000 operating income for the Pump and Compressor Segment increased to $31.6 million, or 6.9% higher than the 1999 level of $29.6 million. This was a record for the Pump and Compressor Segment, and the increase was primarily due to increased sales. The 6.9% increase was achieved even though we incurred some additional costs related to relocation expense, severance expense and expanding our presence in Asia Pacific. The 1999 operating income of $29.6 million decreased 3.9% from the $30.7 million in 1998. The 1999 decrease was the continuing pricing pressures in our major markets and volume decreases in our European business.

Lighting Segment

The Lighting Segment's operating income includes our 32% interest in the GTG joint venture, less our amortization of Thomas' excess investment in GTG, and expense related to Thomas Industries stock options issued to GTG employees. The Lighting Segment posted operating income of $24.6 million in 2000 compared to $23.1 million in 1999. This 6.2% increase was due in part to acquisitions by GTG of Chloride Systems and Translite during the fourth quarter of 2000, improved margins due to mix, cost reductions, and synergies realized due to the formation of the joint venture. Operating income was $23.1 million in 1999 compared to $20.3 million in 1998. The 1998 results include the operating income of the former Thomas Lighting Group for the period ended August 29 prior to the formation of GTG, Thomas' 32% interest in GTG for the four months ended December 31, 1998, and amortization of Thomas' excess investment in GTG. The 1999 increase of 13.9% was due primarily to volume increases, improved efficiencies, and synergies realized.

Corporate

Interest expense for 2000 decreased $.6 million, or 13.2%, from 1999, due primarily to the lower levels of long-term debt and a favorable interest rate differential between long-term debt paid down during 2000 and new short-term and long-term borrowings. On January 31, 2000, the Company made a $7.7 million payment on our long-term debt; however, due to the funding of our stock repurchase program noted below, we had higher short-term borrowing levels during 2000. On September 29, 2000, the Company borrowed $8.0 million for an eighteen-month period at a variable rate based on LIBOR. Interest expense for 1999 decreased $1.6 million, or 25.8%, from 1998, due primarily to the lower levels of long-term debt and significantly lower levels of short-term borrowings in 1999 compared to 1998.

Income tax provisions were $18.2 million, $16.1 million, and $14.9 million in 2000, 1999, and 1998, respectively. The effective income tax rate was 37.7% in 2000, compared to 38.1% in 1999 and 37.8% in 1998.

The Company, like other manufacturers, is subject to environmental rules and regulations regarding the use, disposal, and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations, and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters. The Company does not believe that the ultimate resolution of environmental matters will have a material adverse effect on its financial position, results of operations, or liquidity.

At December 31, 2000, the Company employed approximately 1,130 people.

Liquidity and Sources of Capital

Cash and cash equivalents decreased $2.5 million to $13.9 million at December 31, 2000, compared to $16.5 million and $18.2 million at December 31, 1999 and 1998, respectively. Cash flows from operations were $28.0 million in 2000 compared to $26.7 million in 1999 and $24.9 million in 1998.

Cash flows from operations have exceeded Thomas' capital requirements for net property additions and dividends for the last three years, providing additional funds for the 1999 acquisition of Oberdorfer Pumps, Inc., the net reductions of long-term and short-term debt during 2000, 1999, and 1998, totaling $16.6 million, and treasury stock purchases in 2000, 1999, and 1998, totaling $21.2 million.

Dividends paid in 2000 were $4.7 million compared with $4.7 million in 1999 and $4.8 million in 1998.

The Company announced in December 1999 that it planned to repurchase, from time to time depending on market conditions and other factors, up to 15 percent, or 2,373,000 shares, of its outstanding Common Stock in the open market or through privately negotiated transactions at the prevailing market prices. During 2000, the Company purchased an additional 811,389 shares for the stock repurchase program at a cost of $16.0 million, or an average cost of $19.73 per share. Through December 31, 2000, the Company has purchased, on a cumulative basis, 875,889 shares at a cost of $17.3 million. The Company plans to fund the purchase of Company stock through a combination of cash flows generated from operating activities and borrowing arrangements.

The Company's long-term debt bears interest at fixed rates, with the exception of the $8 million eighteen-month note that accrues interest at a variable rate. Short-term borrowings are priced at variable interest rates. The Company's results of operations and cash flows, therefore, would only be affected by interest rate changes to the extent of variable rate debt outstanding. At December 31, 2000, only the $8 million long-term note was outstanding. A 100 basis point movement in the interest rate on the $8 million note would result in an $80,000 annualized effect on interest expense and cash flows.

The Company also has a long-term note receivable from GTG of $22,287,000 that bears interest at a variable rate. Therefore, a 100 basis point movement in the interest rate on the $22,287,000 note would result in an approximate $223,000 annualized effect on interest income and cash flows.

The fair value of the Company's long-term debt is estimated based on current interest rates offered to the Company for similar instruments. A 100 basis point movement in the interest rate would result in an approximate $750,000 annualized effect on the fair value of long-term debt.

The Company has significant operations consisting of sales and manufacturing activities in foreign countries. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or changing economic conditions in the foreign markets in which the Company manufactures or distributes its products. Currency exposures for our Pump and Compressor Segment are concentrated in Germany but exist to a lesser extent in other parts of Europe and Asia. Our Lighting Segment currency exposure is primarily in Canada.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Working capital decreased from $32.2 million at December 31, 1999, to $30.6 million at December 31, 2000, primarily as a result of our stock repurchase program. Working capital increased to $32.2 million at December 31, 1999, from $31.8 million at December 31, 1998.

(Dollars in thousands)                       2000         1999         1998
--------------------------------------------------------------------------------
Working capital                         $    30,632   $   32,244   $    31,787
Current ratio                                  1.92         2.04          1.98
Long-term debt, less current portion    $    40,727   $   40,513   $    48,298
Long-term debt to total capital                15.8%        16.2%         20.2%

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth, and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $67.3 million are not restricted at December 31, 2000.

As of December 31, 2000, the Company had available credit of $15.6 million with banks under short-term borrowing arrangements, of which $7.6 million was unused. Anticipated funds from operations, along with available short-term credit, are expected to be sufficient to meet cash requirements in the year ahead. Cash in excess of operating requirements will continue to be invested in high grade, short-term securities.

New European Currency

Eleven European countries (the European Monetary Union) have implemented a single currency zone as of January 1, 1999. The new currency (euro) will replace the existing currencies of the participating countries. The transition from the various currencies to the euro occurred over a three-year period and will become effective in 2002. The software used by our European operations has been modified to accommodate the dual currencies during this transition period. A team is in place to monitor any changing EMU requirements and has established a final conversion timetable for the single EMU currency.

While management currently believes the Company has accommodated any required changes in its operations, there can be no assurance that its customers, suppliers, service providers, or government agencies will all meet the euro currency requirements in a timely manner. Such failure to complete the necessary work on a timely basis could result in material financial risk.

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

o The Pump and Compressor Segment operates in a market where technology improvements and the introduction of products for new applications are necessary for future growth. The Company could experience difficulties or delays in the development, production, testing, and marketing of new products. As an original equipment supplier, the Company's results of operations are directly affected by the success of customer products.

o GTG, which comprises the Company's Lighting Segment, participates in a highly competitive market that is dependent on the level of residential, commercial, and industrial construction activity. Changes in interest rates, consumer preferences, and acceptance of new products affect the Lighting Segment.

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

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On February 7, 2001, there were 2,171 security holders of record. High and low stock prices and dividends for the last two years were:

                                 2000                             1999
--------------------------------------------------------------------------------
                                           Cash                          Cash
                       Market Price      Dividends     Market Price    Dividends
Quarter Ended       High        Low       Declared     High     Low     Declared
--------------------------------------------------------------------------------
March 31          $ 20.00    $ 17.50    $  .075     $ 19.69   $ 16.13   $  .075
June 30             20.63      17.69       .075       22.31     18.75      .075
September 30        20.88      17.88       .075       22.25     18.63      .075
December 31         23.25      18.56       .075       20.44     16.13      .075

CONSOLIDATED STATEMENTS OF INCOME

                                                 Years ended December 31
                                          --------------------------------------
(In thousands, except share data)             2000         1999         1998
--------------------------------------------------------------------------------
Net sales                                 $ 188,824     $ 177,802     $ 178,836

Cost of products sold                       120,835       113,752       113,934
                                          --------------------------------------
         Gross profit                        67,989        64,050        64,902

Selling, general and administrative expenses 44,070        41,914        40,805
Equity income from Lighting                  24,575        23,147        20,323
                                          --------------------------------------
         Operating income                    48,494        45,283        44,420

Interest expense                              3,995         4,601         6,199
Interest income and other                     3,799         1,527         1,185
                                          --------------------------------------
         Income before income taxes          48,298        42,209        39,406

Income taxes                                 18,213        16,059        14,896
                                          --------------------------------------
         Net income                       $  30,085     $  26,150     $  24,510
                                          ======================================
         Net income per share - Basic     $    1.95     $    1.66     $    1.54
         Net income per share - Diluted   $    1.91     $    1.62     $    1.50

See accompanying notes.

CONSOLIDATED BALANCE SHEETS


                                                              December 31
                                                         -----------------------
(In thousands)                                             2000         1999
--------------------------------------------------------------------------------
Assets
Current assets:
         Cash and cash equivalents                       $  13,941   $   16,487
         Accounts receivable, net                           22,255       20,869
         Inventories                                        22,288       19,751
         Deferred income taxes                               3,082        2,634
         Other current assets                                2,251        3,370
                                                         -----------------------
Total current assets                                        63,817       63,111
Property, plant and equipment, net                          39,521       36,152
Investment in GTG                                          168,954      158,865
Note receivable from GTG                                    22,287       22,287
Intangible assets, net                                      10,111       10,677
Other assets                                                 3,430        2,884
                                                         -----------------------
Total assets                                             $ 308,120   $  293,976
                                                         =======================

Liabilities and shareholders' equity Current liabilities:
         Accounts payable                                $   7,385   $    7,794
         Accrued expenses and other current liabilities     13,899       12,662
         Dividends payable                                   1,129        1,187
         Income taxes payable                                2,986        1,440
         Current portion of long-term debt                   7,786        7,784
                                                         -----------------------
Total current liabilities                                   33,185       30,867

Deferred income taxes                                        9,415        6,027
Long-term debt, less current portion                        40,727      40,513
Other long-term liabilities                                  7,436        7,087
                                                         -----------------------
Total liabilities                                           90,763       84,494

Shareholders' equity:
         Preferred stock, $1 par value, 3,000,000 shares
                  authorized - none issued                      -             -
         Common stock, $1 par value, shares authorized:
                  60,000,000; shares issued:
                     2000 - 17,670,342;
                     1999 - 17,567,104                      17,670       17,567
         Capital surplus                                   111,982      110,988
         Deferred compensation                                 401            -
         Treasury stock held for deferred compensation        (401)           -
         Retained earnings                                 135,153      109,689
         Accumulated other comprehensive income (loss)      (9,058)      (6,385)
         Less cost of treasury shares:
                    2,619,039 shares in 2000;
                    1,807,650 shares in 1999               (38,390)     (22,377)
                                                         -----------------------
Total shareholders' equity                                 217,357      209,482
                                                         -----------------------
Total liabilities and shareholders' equity               $ 308,120   $  293,976
                                                         =======================

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                     Years ended December 31
                                               ---------------------------------
(In thousands)                                    2000       1999       1998
--------------------------------------------------------------------------------
Common stock:
    Beginning of year                         $  17,567   $  17,486   $  17,394
    Stock options exercised and other                83          81          92
    Shares issued to deferred share trust            20           -           -
                                               ---------------------------------
             End of year                         17,670      17,567      17,486

Capital surplus:
    Beginning of year                           110,988     110,412     109,750
    Stock options exercised and other               618         576         662
    Shares issued to deferred share trust           376           -           -
                                               ---------------------------------
             End of year                        111,982     110,988     110,412

Deferred compensation:
    Beginning of year                                 -           -           -
    Deferred compensation                           401           -           -
                                               ---------------------------------
             End of year                            401           -

Treasury stock held for deferred compensation:
    Beginning of year                                 -           -           -
    Treasury stock held for deferred compensation  (401)          -           -
             End of year                           (401)          -           -
                                               ---------------------------------

Retained earnings:
    Beginning of year                           109,689      88,277      68,533
    Net income                                   30,085      26,150      24,510
    Cash dividends declared                      (4,621)     (4,738)     (4,766)
                                               ---------------------------------
             End of year                        135,153     109,689      88,277

Accumulated other comprehensive income (loss):
    Beginning of year                            (6,385)     (4,351)     (5,060)
    Other comprehensive income (loss) (1)        (2,673)     (2,034)        709
             End of year                         (9,058)     (6,385)     (4,351)

Treasury stock:
    Beginning of year                           (22,377)    (21,137)    (17,212)
    Treasury stock purchased                    (16,013)     (1,255)     (3,938)
    Treasury stock retired and other                  -          15           13
                                               ---------------------------------
             End of year                        (38,390)    (22,377)    (21,137)
                                               ---------------------------------
Total shareholders' equity                    $ 217,357    $209,482    $ 190,687
                                               =================================

(1) A reconciliation of net income to total comprehensive income follows.



                                                      Years ended December 31
                                               ---------------------------------
(In thousands)                                       2000     1999     1998
--------------------------------------------------------------------------------
Net income                                    $  30,085    $ 26,150    $ 24,510
Other comprehensive income (loss):
    Minimum pension liability                       (89)        706          57
             Related tax expense                     34        (268)        (22)
    Foreign currency translation                 (2,618)     (2,472)        674
                                               ---------------------------------
Total comprehensive income                    $  27,412    $ 24,116    $ 25,219
                                               =================================

At December 31, 2000, accumulated other comprehensive income was a loss of $9,058,000 comprised of foreign currency translation losses of $9,003,000 and a minimum pension liability of $55,000.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Years ended December 31
                                               ---------------------------------
(In thousands)                                       2000     1999       1998
--------------------------------------------------------------------------------
Operating activities
Net income                                    $  30,085    $ 26,150    $ 24,510
Adjustments to reconcile net income to net
  cash provided by operating activities:
      Depreciation and amortization               7,907       7,671       7,619
      Deferred income taxes                       1,010         503          74
      Equity income from Lighting               (24,575)    (23,147)    (20,323)
      Distributions from Lighting                13,797      12,013      19,053
      Other items                                   216         801         182
      Changes in operating assets and liabilities
        net of effect of acquisitions:
          Accounts receivable                    (2,076)     (1,849)     (1,700)
          Inventories                            (3,467)        671       2,249
          Accounts payable                         (280)      1,917      (4,032)
          Income taxes payable                    1,546      (1,417)      2,735
          Accrued expenses and other liabilities  1,929         555      (3,967)
          Other                                   1,901       2,816      (1,494)
Net cash provided by operating activities        27,993      26,684      24,906

Investing activities
Purchases of property, plant and equipment      (10,888)     (7,953)     (7,687)
Sales of property, plant and equipment              131          46         367
Purchase of company (net of cash acquired)            -      (6,466)          -
                                               ---------------------------------

Net cash used in investing activities           (10,757)    (14,373)     (7,320)

Financing activities
Payments on notes payable to banks, net               -        (138)     (2,408)
Payments on long-term debt                       (7,784)     (7,782)     (7,780)
Proceeds from long-term debt                      8,000           -       1,250
Treasury stock purchased                        (16,013)     (1,255)     (3,938)
Dividends paid                                   (4,679)     (4,747)     (4,760)
Other                                             1,097         327         767
                                               ---------------------------------
Net cash used in financing activities           (19,379)    (13,595)    (16,869)

Effect of exchange rate changes                    (403)       (434)        136
                                               ---------------------------------
Net (decrease) increase in cash and cash
    equivalents                                  (2,546)     (1,718)        853
Cash and cash equivalents at beginning of year   16,487      18,205      17,352
                                               ---------------------------------
Cash and cash equivalents at end of year       $ 13,941     $16,487     $18,205
                                               =================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Thomas Industries Inc. and subsidiaries (the Company or Thomas) and affiliates operate in two business segments: the pump and compressor segment and the lighting segment. The Company designs, manufactures and sells pumps and compressors for use in global original equipment manufacturing applications as well as construction equipment, leakage detection systems and laboratory equipment. Manufacturing facilities and sales and distribution operations are located in North America and Europe, with additional sales and distribution operations located in Asia and Australia. The Company operates in the lighting segment through its 32% interest in the Genlyte Thomas Group LLC (GTG). GTG, which was formed during 1998 as discussed below, designs, manufactures, markets and sells lighting products principally in North America for consumer, commercial and industrial applications.

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

At December 31, 2000, Thomas' investment in GTG exceeded its underlying equity in net assets by $57,815,000. For the years ended December 31, 2000, 1999 and 1998, equity income was reduced by $2,116,000, $2,116,000 and $733,000, respectively, for straight-line amortization of the excess investment.

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

Inventories

Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 40% and 41% of consolidated inventories at December 31, 2000 and 1999, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories at December 31 consist of the following:

(In thousands)                                    2000           1999
--------------------------------------------------------------------------------
Finished goods                                 $  7,046        $  4,965
Raw materials                                    11,032          10,209
Work in process                                   4,210           4,577
                                               ---------------------------------
Total inventories                              $ 22,288        $ 19,751
                                               =================================

On a current cost basis, inventories would have been $4,466,000 higher than reported at December 31, 2000 and 1999, respectively.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives. Property, plant and equipment consisted of the following:

(In thousands)                                    2000          1999
--------------------------------------------------------------------------------
Land                                           $    792        $     817
Buildings                                        15,605           14,056
Leasehold improvements                            3,220            3,194
Machinery and equipment                          67,939           60,836
                                               ---------------------------------
                                                 87,556           78,903
Accumulated depreciation and amortization       (48,035)         (42,751)
                                               ---------------------------------
Total property, plant and equipment, net       $ 39,521        $  36,152
                                               =================================

Long-lived and Intangible Assets

Intangible assets represent the excess of cost over the fair value of net assets of companies acquired and are stated net of accumulated amortization of $4,419,000 and $4,146,000 at December 31, 2000 and 1999, respectively. Excess of cost over the fair value of net assets acquired (goodwill) generally is amortized on a straight-line basis over 30 to 40 years.

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

Research and Development Costs

Research and development costs, which include costs of product improvements and design, are expensed as incurred ($9,721,000 in 2000, $9,370,000 in 1999 and $9,085,000 in 1998).

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

Shipping and Handling Costs

In September 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." The EITF requires that all shipping and handling amounts billed to a customer in a sale transaction be classified as revenue. The EITF also states that a company cannot net the shipping and handling costs against the shipping and handling revenues in the financial statements. Accordingly, the Company has restated net sales and cost of sales for the years ended December 31, 1999 and 1998, by reclassifying shipping and handling costs totaling $1,420,000 and $1,616,000, respectively, from net sales to cost of sales. The Company also has additional shipping and handling costs included in selling, general and administrative expenses totaling $1,309,000, $1,535,000, and $1,475,000, for 2000, 1999 and 1998, respectively.

Net sales disclosed in Note 11 for each of the first three quarters of 2000 and for each of the quarters of 1999 have been restated from amounts previously reported to comply with EITF 00-10. Sales amounts disclosed in Note 13 for 1999 and 1998 have also been restated.

Other

Accounts receivable at December 31, 2000 and 1999 was net of an allowance for doubtful accounts of $752,000 and $698,000, respectively.

Revenue from product sales is recognized upon title transfer, which generally occurs upon shipment. Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Net Income Per Share

The computation of the numerator and denominator in computing basic and diluted net income per share follows:

(In thousands)                                   2000      1999         1998
--------------------------------------------------------------------------------
Numerator:
   Net income                                  $ 30,085  $ 26,150     $  24,510
                                               =================================

Denominator:
   Weighted average shares outstanding           15,405    15,796        15,877
   Effect of dilutive securities:
   Director and employee stock options              331       344           474
   Employee performance shares                       41        42            32
                                               ---------------------------------
   Dilutive potential common shares                 372       386           506
                                               ---------------------------------
   Denominator for diluted earnings per share--
      adjusted weighted average shares
      and assumed conversions                    15,777     6,182        16,383
                                               =================================

The deferred compensation obligation discussed in Note 7 is funded with shares of the Company's common stock, which are included in the calculation of basic and diluted earnings per share.

4. Equity Investment

Genlyte Thomas Group LLC (GTG) is an affiliated company accounted for on the equity method. See Notes 1 and 2 for a description of GTG, as well as a discussion of the adoption of the equity method of accounting. Summarized financial information reported by the affiliate and a summary of the amounts recorded in Thomas' consolidated financial statements follow. GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. Therefore, Thomas and Genlyte are responsible for income taxes applicable to their share of GTG's taxable income. The net income reflected below for GTG does not include any provision for U.S. income taxes which will be incurred by Thomas and Genlyte; however, amounts have been provided for certain foreign income taxes and U.S. franchise taxes. At December 31, 2000,

Thomas' retained earnings include $20,041,000 of after-tax undistributed earnings from GTG accounted for on the equity method.


                                                        December 31
                                               ---------------------------------
(In thousands)                                     2000           1999
--------------------------------------------------------------------------------
GTG Balance Sheets
Cash and cash equivalents                      $   23,817      $  22,705
Accounts receivable, net                          143,988        155,428
Inventory                                         151,257        136,041
Other current assets                                7,564          7,614
                                               ---------------------------------
Total current assets                              326,626        321,788
Property, plant and equipment, net                113,001        104,989
Goodwill, net                                     140,312        111,426
Other assets                                       34,769         15,228
                                               ---------------------------------
Total assets                                   $  614,708      $ 553,431
                                               =================================
Total current liabilities                      $  177,454      $ 170,478
Other liabilities                                  23,296         19,821
Note payable to Thomas                             22,287         22,287
Long-term debt                                     44,365         31,677
Shareholders' equity                              347,306        309,168
                                               ---------------------------------
Total liabilities and shareholders' equity     $  614,708      $ 553,431
                                               =================================

                                                  Years ended December 31
                                               ---------------------------------
                                                   2000          1999
--------------------------------------------------------------------------------
GTG Income Statements
Net sales                                      $1,007,706      $ 978,302
Cost of sales                                     651,304        645,572
                                               ---------------------------------
Gross profit                                      356,402        332,730
SG&A expense                                      257,583        240,589
Amortization                                        4,616          3,704
                                               ---------------------------------
Operating profit                                   94,203         88,437
Interest expense, net                               4,184          4,633
Minority interest                                    (140)            -
                                               ---------------------------------
Income before taxes                                90,159         83,804
Income taxes(1)                                     6,622          4,841
                                               ---------------------------------
Net income                                     $   83,537      $  78,963
                                               =================================
Amounts recorded by Thomas:
         Investment(2)                         $  168,954      $ 158,865
         Note receivable(3)                        22,287         22,287
         Equity income                             24,575(4)      23,147(5)
         Distributions received                    13,797         12,013

(1) GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. GTG is subject to certain foreign income taxes and U.S. franchise taxes.

(2) Thomas' investment in GTG exceeded its underlying equity in net assets by $57,815,000 at December 31, 2000 and $59,931,000 at December 31, 1999. For each of the years ended December 31, 2000 and December 31, 1999, equity income was reduced by $2,116,000 representing straight-line amortization of the excess investment.

(3) The note receivable from GTG represents a debt equalization note issued to Thomas at the formation of GTG. Interest on the principal amount outstanding under the note accrues at a variable rate and is payable on a quarterly basis. The principal amount of the note is due on August 29, 2003, and may be prepaid in whole or in part at any time without premium or penalty.

(4) Consists of $26,732,000 of equity income from GTG less $2,116,000 of amortization of Thomas' excess investment and $41,000 of expense for Thomas Industries stock options issued to GTG employees.

(5) Consists of $25,268,000 of equity income from GTG less $2,116,000 of amortization of Thomas' excess investment and $5,000 of other expense.

The Company in the normal course of business has transactions with GTG. These transactions consist primarily of interest received from GTG under the note receivable discussed above and reimbursement for other shared corporate expenses.

Receivables due from GTG as of December 31, 2000 and 1999 were $199,000 and $652,000, respectively.

For the years ended December 31, 2000, 1999 and 1998, the Company recorded interest on the note receivable of $1,543,000, $1,281,000 and $461,000, respectively, and recorded $515,000, $496,000, and $173,000, respectively, related to the reimbursement of corporate expenses.

5. Income Taxes

A summary of the provision for income taxes follows:

(In thousands)                                   2000      1999        1998
--------------------------------------------------------------------------------
Current:
         Federal                            $   12,638    $  10,746   $  9,937
         State                                   1,952        1,961      1,508
         Foreign                                 2,613        2,849      3,377
                                            ------------------------------------
                                                17,203       15,556     14,822
Deferred:
         Federal and state                         659          663         61
         Foreign                                   351         (160)        13
                                            ------------------------------------
                                                 1,010          503         74
                                            ------------------------------------
Total provision for income taxes            $   18,213    $  16,059   $ 14,896
                                            ====================================

The U.S. and foreign components of income before income taxes follow:

(In thousands)                                   2000      1999        1998
--------------------------------------------------------------------------------
United States                               $   41,175    $  35,392   $ 29,687
Foreign                                          7,123        6,817      9,719
                                            ------------------------------------
Income before income taxes                  $   48,298    $  42,209   $ 39,406
                                            ====================================


A reconciliation of the normal statutory federal income tax rate to the Company's effective income tax rate follows:

                                                 2000      1999        1998
--------------------------------------------------------------------------------
U.S. statutory rate                               35.0%        35.0%     35.0%
State income taxes, net of federal tax benefits    2.7          3.0       2.5
Nondeductible amortization of intangible assets    1.2          1.3       1.4
Benefits of foreign loss carryover                   -            -       (.4)
Effect of foreign tax rates                        1.2          1.2        .9
GTG foreign equity earnings recorded net of tax   (2.0)        (2.0)      (.6)
Other                                              (.4)         (.4)     (1.0)
                                            ------------------------------------
Effective income tax rate                         37.7%        38.1%     37.8%
                                            ====================================

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which gave rise to significant deferred tax assets and liabilities follow:

(In thousands)                                       2000          1999
--------------------------------------------------------------------------------
Deferred tax assets:
         Net operating loss carryforwards         $    601      $       889
         Allowance for doubtful accounts receivable    231              177
         Inventory reserves                            753              640
         Accrued compensation expense                1,567            1,342
         Other                                       2,170            1,645
                                               ---------------------------------

                                                     5,322            4,693
Less valuation allowance                              (601)            (889)
                                               ---------------------------------
Net deferred tax asset                               4,721            3,804

Deferred tax liabilities:
         Accelerated depreciation                    4,217            3,821
         Inventory valuation                           370              422
         Pension expense                               331              299
         Investment in unconsolidated affiliates     2,809            1,734
         Other                                       2,057              159
                                               ---------------------------------
                                                     9,784            6,435
                                               ---------------------------------
Net deferred tax liability                        $  5,063      $     2,631
                                               =================================

         Classification:
         Current asset                            $  3,082      $     2,634
         Long-term asset                             1,639            1,170
         Current liability                             369              408
         Long-term liability                         9,415            6,027
                                               ---------------------------------
Net deferred tax liability                        $  5,063      $     2,631
                                               =================================

Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheet.

Management believes it is more likely than not the Company will realize the benefits of its deferred tax assets, net of the valuation allowance of $601,000. The valuation allowance is provided for income tax loss carryforward benefits for federal and state income tax purposes which expire over a two-year period beginning in 2009, the realization of which is not assured within the carryforward periods.

The Company's foreign subsidiaries have accumulated undistributed earnings ($16,603,000 at December 31, 2000). Under current tax regulations and with the availability of certain tax credits, it is management's belief that the likelihood of the Company incurring significant taxes on any distribution of such accumulated earnings in excess of amounts provided for is unlikely.

The Company made federal, state and foreign income tax payments of $12,496,000 in 2000, $15,964,000 in 1999 and $14,476,000 in 1998.

6. Long-Term Debt Including the Current Portion and Credit Arrangements

Long-term debt, including the current portion, consists principally of 9.36% senior notes ($38,620,000 and $46,350,000 at December 31, 2000 and 1999,
respectively) with annual maturities through 2005 and a note payable of $8,000,000 at December 31, 2000 due April 1, 2002 at a variable interest rate based on LIBOR (7.14% at December 31, 2000).

The fair value of the Company's long-term debt, including the current portion, at December 31, 2000 and 1999 was $50,815,000 and $50,380,000, respectively.

Maturities of long-term debt for the next five years are as follows:
2001-$7,786,000; 2002-$15,789,000; 2003-$7,791,000; 2004-$7,794,000 and
2005-$7,766,000.

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $67,329,000 were not restricted at December 31, 2000.

At December 31, 2000, the Company had available credit of $15,600,000 with banks under borrowing arrangements of which $7,600,000 was unused.

Cash paid for interest was $4,316,000 in 2000, $4,867,000 in 1999 and $6,426,000
in 1998.

7. Shareholders' Equity

Stock Repurchase Program

Thomas' Board of Directors in 1999 authorized the purchase of up to 2,373,000 shares of Thomas common stock in the open market. Through December 31, 2000, Thomas had repurchased 875,889 shares at a cost of approximately $17,268,000.

Stock Incentive Plans

At the April 20, 1995 Annual Meeting, the Company's shareholders approved the Company's 1995 Incentive Stock Plan. An aggregate of 900,000 shares of common stock, plus all shares remaining under the Company's 1987 Incentive Stock Plan, were reserved for issuance under this Plan. At the April 15, 1999 Annual Meeting, the Company's shareholders approved a 750,000 share increase in the number of shares reserved for issuance under the 1995 Incentive Stock Plan. Under this Plan, options may be granted to employees at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable at the end of five years of continued employment. The Company's 1987 Incentive Stock Plan has been terminated, except with respect to outstanding options which may be exercised through 2005.

At the April 21, 1994 Annual Meeting, the Company's shareholders approved the Non-Employee Director Stock Option Plan. Under this Plan, each continuing non-employee director in office on the date of each annual meeting is awarded options to purchase 3,000 shares of common stock at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable six months from the date granted. This Plan provides for options to be awarded at each annual meeting through 2004 or until 375,000 options have been granted. At December 31, 2000, there were seven non-employee directors in office, and 168,000 options had been awarded under this Plan.

The Company has adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). In accordance with SFAS 123, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations, in accounting for its stock-based compensation because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for options granted to employees and non-employee directors.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                            2000           1999          1998
--------------------------------------------------------------------------------
         Risk-free interest rate            5.1%           6.6%          4.8%
         Expected life, in years            6.5            6.5           6.5
         Expected volatility                0.283          0.284         0.280
         Expected dividend yield            1.5%           1.6%          1.7%

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except share data)            2000          1999          1998
--------------------------------------------------------------------------------
Net income                 As reported       $   30,085    $  26,150   $  24,510
                           Pro forma             29,143       25,269      23,668
Net income per share--     As reported             1.95         1.66        1.54
         Basic             Pro forma               1.89         1.60        1.49
Net income per share--     As reported             1.91         1.62        1.50
         Diluted           Pro forma               1.84         1.56        1.44

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect is not fully reflected prior to 1999. A summary of stock option activity for all plans follows:


                                   2000                 1999                  1998
------------------------------------------------------------------------------------------
                                       Weighted             Weighted              Weighted
                                       Average               Average               Average
                            Options     Price      Options    Price   Options       Price
                           --------------------  -------------------  ---------------------
Beginning of year          1,498,696   $ 15.12    1,497,583  $ 14.49   1,345,400   $ 13.22
Granted                      185,700     20.68      207,450    18.30     263,500     19.04
Exercised                    (85,295)     8.74     (106,442)   10.88    (108,867)     9.70
Forfeited or expired         (18,431)    19.16      (99,895)   16.85      (2,450)    18.19
                           --------------------  -------------------  ---------------------
End of year                1,580,670   $ 16.07    1,498,696  $ 15.12   1,497,583   $ 14.49
                           ====================  ===================  =====================

Exercisable at end of year   921,575   $ 13.87      778,439  $ 12.26     654,576   $ 10.95


The weighted average fair value of options granted was $6.02 in 2000, $5.90 in 1999 and $5.98 in 1998 using a Black-Scholes option pricing model. Options outstanding at December 31, 2000 had option prices ranging from $6.67 to $23.63 and expire at various dates between October 17, 2001 and December 11, 2010 (with a weighted-average remaining contractual life of 6.6 years). There are 767,582 shares reserved for future grant, of which 193,364 shares are reserved for the Non-Employee Director Stock Option Plan.

In addition to the options listed above, 10,600 performance share awards were granted in December 2000, and 11,800 performance share awards were granted in December 1999 and 1998. Awards may be earned based on the total shareholder return of the Company during the three-year periods commencing January 1 following the grant date. A total of 11,827 shares were earned in 2000 from awards granted in December 1997, and 13,841 shares were earned in 1999 from awards granted in December 1996.

Deferred Share Trust

Employees who earn performance share awards as discussed above may elect to defer receipt of such shares until termination of employment. Nonemployee Directors are permitted to receive part or all of their director fees in the form of common stock of the Company and to defer receipt of such shares until retirement or other termination of service. In April 2000, the Company established a deferred share trust (the "Trust") to maintain the shares deferred for these obligations. The Trust qualifies as a rabbi trust for income tax purposes as the assets of the Trust are subject to the claims of general creditors of the Company. Dividends payable on the shares held by the Trust are reinvested in additional shares of common stock of the Company on behalf of the participants. Since there is no provision for diversification of the Trust's assets and settlement can only be made with a fixed number of shares of the Company's common stock, the deferred compensation obligation is classified as a component of shareholders' equity and the common stock held by the Trust is classified as treasury stock. Subsequent changes in the fair value of the common stock are not reflected in earnings of shareholders' equity of the Company.

Shareholder Rights Plan

On December 10, 1997, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan) pursuant to which preferred stock purchase rights (the Rights) were declared and distributed to the holders of the Company's common stock. The Rights Plan generally provides that the Rights separate from the common stock and become exercisable if a person or group of persons working together acquires at least 20% of the common stock (a 20% Acquisition) or announces a tender offer which would result in ownership by that person or group of at least 20% of the common stock (a 20% Tender Offer). Upon a 20% Acquisition, the holders of Rights may purchase the common stock at half-price. If, following the separation of the Rights from the common stock, the Company is acquired in a merger or sale of assets, holders of Rights may purchase the acquiring company's stock at half-price.

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

The Company also sponsors defined contribution pension plans covering substantially all U.S. employees whose compensation is not determined by collective bargaining. Annual contributions are determined by the Board of Directors.
                                                                     Other
                                                                postretirement
                                             Pension benefits      benefits
                                          --------------------------------------
(In thousands)                              2000       1999       2000    1999
--------------------------------------------------------------------------------
Change in benefit obligations
Benefit obligations at beginning of year  $ 5,982    $ 10,312    $ 677    $ 733
Service cost                                  166         208       24       22
Interest cost                                 467         685       48       47
Plan amendments                                65          81      -        -
Benefits paid                                (529)     (2,337)     (15)      (8)
Purchase of annuity                           -        (2,510)     -        -
Actuarial (gain) loss                         559        (457)     (42)    (117)
                                          --------------------------------------
Benefit obligations at end of year        $ 6,710    $  5,982    $ 692    $ 677
                                          ======================================
Change in plan assets
Value of plan assets at beginning of year $ 7,339    $ 11,203    $ -      $ -
Actual return on plan assets                  322         868      -        -
Employer contributions                        150         115       15        8
Benefits paid                                (529)     (2,337)     (15)      (8)
Purchase of annuity                           -        (2,510)     -        -
Reversion of plan assets                     (203)        -        -        -
                                          --------------------------------------
Value of plan assets at end of year       $ 7,079    $  7,339    $ -      $ -
                                          ======================================


The defined benefit plans' assets at December 31, 2000 consisted primarily of listed stocks and bonds, including 14,430 shares of Company common stock having a market value of $336,000 at that date.

The reversion of plan assets of $203,000 in 2000 and the purchase of annuity of $2,510,000 in 1999 relates to the termination in 1999 of Thomas' Pension Floor Plan.

                                                                    Other
                                                                 postretirement
                                            Pension benefits        benefits
                                          --------------------------------------
(In thousands)                              2000       1999       2000     1999
--------------------------------------------------------------------------------
Funded status of the plans
Assets less accumulated obligations       $   369    $  1,357    $(692)   $(677)
Unrecognized actuarial gain                   (39)     (1,026)    (131)     (90)
Unrecognized transition gain                   11           7        -        -
Unrecognized prior service cost               530         448      224      243
                                          --------------------------------------
Net asset (liability) recognized
     at end of year                       $   871    $    786    $(599)   $(524)
                                          ======================================

Plan assets exceeded accumulated benefit obligations for all plans as of December 31, 2000 and 1999.

                                                                    Other
                                                                 postretirement
                                            Pension benefits         benefits
                                          --------------------------------------
(In thousands)                              2000        1999      2000     1999
--------------------------------------------------------------------------------
Balance sheet assets (liabilities)
Prepaid benefit costs                     $   871    $    786    $   -    $   -
Accrued benefit liabilities                     -           -     (599)    (524)
Accumulated other comprehensive income         55           -        -        -
                                          --------------------------------------
Net asset (liability) recognized
     at end of year                       $   926    $    786    $(599)   $(524)
                                          ======================================

                                                                    Other
                                                                 postretirement
                                            Pension benefits        benefits
                                          --------------------------------------
          (In thousands)                     2000       1999      2000     1999
--------------------------------------------------------------------------------
Assumptions as of December 31
Discount rate                                7.50%       8.00%    7.50%    8.00%
Expected return on plan  assets              9.00%       9.00%       -        -
Initial health care cost trend rate             -           -     8.00%    8.00%
Ultimate health care cost trend rate            -           -     4.50%    4.50%
Year ultimate rate is achieved                  -           -     2006     2006

A one-percentage-point change in the assumed health care cost trend rate would not have a significant effect on the other postretirement benefits amounts reported above.

The following table details the components of pension and other postretirement benefit costs.

                  Pension benefits                 Other postretirement benefits
                  --------------------------------------------------------------
(In thousands)      2000       1999       1998       2000      1999      1998
--------------------------------------------------------------------------------
Service cost       $  166     $  208     $  193     $  24     $  22     $  22
Interest cost         467        685        669        48        47        47
Expected return
  on plan assets     (618)      (981)      (853)        -         -         -
Curtailment loss
  recognized            -        462          -         -         -         -
Other amortization
  and deferral         50         44         46        19        19       (14)
                  --------------------------------------------------------------
                   $   65     $  418     $   55     $  91     $  88     $  55
                  ==============================================================

The curtailment loss of $462,000 relates to the termination in 1999 of Thomas' Pension Floor Plan.

Thomas sponsors various defined contribution plans to assist eligible employees in providing for retirement or other future needs. Company contributions to these plans amounted to $1,183,000 in 2000, $1,143,000 in 1999 and $1,169,000 in
1998.

9. Leases, Commitments and Contingencies

Rental expense was $2,562,000 in 2000, $2,514,000 in 1999 and $2,431,000 in
1998. Future minimum rentals under non-cancelable operating leases are as follows: 2001-$2,255,000; 2002-$2,006,000; 2003-$1,232,000; 2004-$763,000;
2005-$711,000 and thereafter-$2,634,000.

The Company had letters of credit outstanding in the amount of $4,688,000 at December 31, 2000.

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

10. Accrued Expenses and Other Current Liabilities A summary of accrued expenses and other current liabilities follows:

(In thousands)                                           2000           1999
--------------------------------------------------------------------------------
Accrued wages, taxes and withholdings                 $    5,138     $    4,210
Accrued insurance                                          1,223          1,193
Accrued interest                                           1,633          1,954
Other current liabilities                                  5,905          5,305
                                                      --------------------------
Total accrued expenses and other current liabilities  $   13,899     $   12,662
                                                      ==========================

11. Summary of Quarterly Results of Operations (Unaudited)

Unaudited quarterly results of operations follow:

                     Net Sales           Gross Profit            Net Income
                ----------------------------------------------------------------
(in thousands, except share data)
                    2000     1999       2000       1999       2000       1999
--------------------------------------------------------------------------------
1st Qtr.        $ 50,811  $ 46,689   $ 17,799   $  16,808   $ 7,158    $  5,874
2nd Qtr.          48,436    47,834     17,829      17,076     8,412(1)    7,281
3rd Qtr.          45,048    40,172     16,545      14,353     7,571       6,748
4th Qtr.          44,529    43,107     15,816      15,813     6,944(2)    6,247
                ----------------------------------------------------------------
                $188,824  $ 177,802  $ 67,989   $  64,050   $30,085    $ 26,150
                ================================================================

                                Basic Net Income         Diluted Net Income
                                 Per Share                Per Share
                           -----------------------------------------------------
                              2000        1999         2000          1999
--------------------------------------------------------------------------------
1st Qtr.                   $  0.46      $  0.37     $  0.45       $    0.36
2nd Qtr.                      0.54(1)      0.46        0.53(1)         0.45
3rd Qtr.                      0.49         0.43        0.48            0.42
4th Qtr.                      0.46(2)      0.40        0.45(2)         0.39
                           -----------------------------------------------------
                           $  1.95      $  1.66     $  1.91       $    1.62
                           -----------------------------------------------------

(1) The second quarter of 2000 included a non-taxable gain of $793,000, or $.05 per share, from the proceeds of a life insurance policy.

(2) The fourth quarter of 2000 included pre-tax gains of $839,000 from the sale of securities. On an after-tax basis, the gain totaled $522,000, or $.04 per share. The fourth quarter of 2000 also included a pre-tax charge of $1,000,000 related to environmental costs. On an after-tax basis, this charge was $623,000, or $.04 per share.

12. Acquisition

During October 1999, the Company acquired Oberdorfer Pumps, Inc., a manufacturer of centrifugal, rotary gear and rubber impeller liquid pumps located in Syracuse, New York at a cost of approximately $6,400,000. The Company recorded approximately $3,200,000 of goodwill related to this acquisition which is being amortized over 30 years.

13. Industry Segment Information

Industry segment information follows:

(In thousands)                          2000           1999           1998
--------------------------------------------------------------------------------
Revenues
Sales and operating revenues--
         Pump and Compressor        $   188,824    $  177,802      $  178,836
                                    ============================================

Operating income (loss)
         Pump and Compressor        $    31,607    $   29,556       $  30,743
         Lighting                        24,575        23,147          20,323
         Corporate                       (7,688)       (7,420)         (6,646)
                                    --------------------------------------------
                                    $    48,494    $   45,283       $  44,420
                                    ============================================
Assets
         Pump and Compressor        $   107,577    $   95,416       $  89,736
         Lighting                       168,954       158,865         147,386
         Corporate                       31,589        39,695          45,237
                                    --------------------------------------------
                                    $   308,120    $  293,976       $ 282,359
                                    ============================================
Investment in equity affiliates
         Lighting                   $   168,954    $  158,865       $ 147,386
                                    ============================================

Expenses not affecting cash
Depreciation and amortization
         Pump and Compressor        $     7,682    $    7,452       $   7,380
         Corporate                          225           219             239
                                    --------------------------------------------
                                    $     7,907    $    7,671       $   7,619
                                    ============================================

(In thousands)                           2000           1999           1998
--------------------------------------------------------------------------------
Additions to property, plant and equipment
Pump and Compressor                 $    10,849         7,555       $   7,374
Corporate                                    39           398             313
                                    --------------------------------------------
                                    $    10,888    $    7,953       $   7,687
                                    ============================================

Intersegment and interlocation sales are not significant and have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses, excluding interest, general corporate expenses, other income and income taxes.

Information by geographic area follows:

(In thousands)                           2000           1999          1998
--------------------------------------------------------------------------------
Revenues(1)
Total net sales including intercompany sales
         North America              $   139,775    $  128,806       $ 130,110
         Europe                          55,263        55,920          59,403
         Asia Pacific                     9,300         3,810           2,233
                                    --------------------------------------------
                                    $   204,338    $  188,536       $ 191,746
                                    ============================================
Intercompany sales
         North America              $    (9,115)   $   (4,981)      $  (5,698)
         Europe                          (6,399)       (5,753)         (7,212)
                                    --------------------------------------------
                                    $   (15,514)   $  (10,734)      $ (12,910)
                                    ============================================
Net sales to unaffiliated customers
         North America              $   130,660    $  123,825       $ 124,412
         Europe                          48,864        50,167          52,191
         Asia Pacific                     9,300         3,810           2,233
                                    --------------------------------------------
                                    $   188,824    $  177,802       $ 178,836
                                    ============================================
Property, plant and equipment
         North America              $    32,189    $   29,328       $  27,397
         Europe                           6,951         6,746           7,784
         Asia Pacific                       381            78              76
                                    --------------------------------------------
                                    $    39,521    $   36,152       $  35,257
                                    ============================================

(1) Revenues are attributed to geographic areas based on the location of the selling entity.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Thomas Industries Inc.

We have audited the consolidated balance sheets of Thomas Industries Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Genlyte Thomas Group LLC (GTG), a partnership formed on August 30, 1998 in which the Company has a 32% interest, have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for GTG, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Industries Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Louisville, Kentucky
February 7, 2001


FIVE YEAR SUMMARY OF OPERATIONS AND STATISTICS


                                                      Years ended December 31
(Dollars in thousands, except per share)
                                        2000(A)       1999(A)         1998(A)       1997          1996
---------------------------------------------------------------------------------------------------------
Earnings Statistics
   Net sales(B)                     $  188,824     $  177,802     $   178,836    $  547,702    $  510,111
   Cost of products sold(B)            120,835        113,752         113,934       378,746       358,778
   Selling, general, and
       administrative expenses          44,070         41,914          40,805       127,969       117,659
   Equity income from lighting          24,575         23,147          20,323            -             -
   Interest expense                      3,995          4,601           6,199         6,480         7,333
   Income before income taxes           48,298(D)      42,209          39,406        35,644        27,688
   As a percentage of net sales           25.6%          23.7%           22.0%          6.5%          5.4%
   Income taxes                         18,213         16,059          14,896        13,174        10,272
   Effective tax rate                     37.7%          38.1%           37.8%         37.0%         37.1%
   Net income                           30,085(E)      26,150          24,510        22,470        17,416
                                    ---------------------------------------------------------------------

Financial Position
   Working capital                  $   30,632     $   32,244     $    31,787    $   92,258    $   85,838
   Current ratio                      1.9 to 1       2.0 to 1        2.0 to 1      2.1 to 1      2.0 to 1
   Property, plant and equipment - net  39,521         36,151          35,215        80,197        77,795
   Total assets                        308,120        293,976         282,359       327,639       319,650
   Return on ending assets                 9.8%           8.9%            8.7%          6.9%          5.4%
   Long-term debt, less current portion 40,727         40,513          48,298        55,006        62,632
   Long-term debt to capital              15.8%          16.2%           20.2%         24.1%         28.4%
   Shareholders' equity                217,357        209,482         190,687       173,405       157,702
   Return on beginning shareholders'
       equity                             14.4%          13.7%           14.1%         14.2%        12.2%
                                    ---------------------------------------------------------------------

Data Per Common Share(C)
   Net income                       $     1.91(E)  $     1.62     $      1.50    $     1.38    $     1.09
   Cash dividends declared                0.30           0.30            0.30          0.28          0.27
   Shareholders' equity                  14.09          12.97           11.73         10.59          9.99
   Price range                           23.25          22.31           26.63         22.33         15.92
                                            to             to              to            to            to
                                         17.50          16.13           17.06         13.67         11.00
   Closing price                         23.25          20.44          19.625         19.75         13.92
   Price / earnings ratio                 12.2           12.6            13.1          14.3          12.8
                                    ---------------------------------------------------------------------

Other Data
   Cash dividends declared          $    4,621     $    4,738     $     4,766    $    4,357    $    4,169
   Expenditures for property,
       plant and equipment              10,888          7,953           7,687        17,696        15,071
   Depreciation and amortization         7,907          7,671           7,619        16,049        15,682
   Average number of employees           1,085          1,030           1,050         3,300         3,150
   Average sales per employee            174.0          172.6           170.3         166.0         161.9
   Number of shareholders of record      2,193          2,248           1,950         2,057         2,232
   Average number common
       shares outstanding(C)        15,777,492     16,181,507      16,382,928    16,271,678    16,021,026
                                    ---------------------------------------------------------------------

Segment Information
   Net Sales(B)
       Pumps and Compressors        $  188,824     $  177,802     $   178,836    $  173,637    $  170,064
       Lighting(A)                           -              -               -       374,065       340,047
                                    ---------------------------------------------------------------------
   Total Net Sales                  $  188,824     $  177,802     $   178,836    $  547,702    $  510,111
                                    =====================================================================

   Operating Income
       Pumps and Compressors        $   31,607     $   29,556     $    30,743    $   30,879    $   28,857
       Lighting                         24,575         23,147          20,323        22,423        16,832
       Corporate expenses               (7,688)        (7,420)         (6,646)      (12,315)      (11,047)
                                    ---------------------------------------------------------------------

   Total Operating Income           $   48,494     $   45,283     $    44,420    $   40,987    $   34,642
                                    =====================================================================

Note: See accompanying Notes to Consolidated Financial Statements and
Management's Discussion and Analysis of Financial Condition and Results of
Operations

(A) Thomas Industries changed its method of accounting for its lighting business
(contributed to GTG) to the equity method, effective January 1,1998, the beginning of Thomas' current fiscal year. This change had no effect on Thomas' net income or common shareholders' equity but did reduce its revenues, costs, assets, liabilities, and number of employees. Financial statements for years prior to 1998 were not restated; therefore, some information in Thomas' financial statements and highlights for 2000, 1999 and 1998 are not comparable to prior years.

(B) Freight expense related to shipments to customers, which previously has been netted in net sales, has been reclassed from net sales to cost of sales for 1998, 1999, and 2000.

(C) Adjusted for 1997 stock splits.

(D) Includes $1,632,000 of pre-tax gains related to insurance proceeds and sale of securities; also includes a $1,000,000 pre-tax charge related to environmental costs.

(E) Includes $1,315,000, or $.09 per share, of after-tax gains related to insurance proceeds and sale of securities; also includes a $623,000, or $.04 per share, after-tax charge related to environmental costs.
