Form 10-K, Exhibit 13
period 2001-12-31
THOMAS INDUSTRIES INC
filed 2002-03-15
CIK 97886

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Thomas' discussion and analysis of its financial condition and results of operations are based upon Thomas' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When preparing these consolidated financial statements, the Company is required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including, but not limited to, those related to product warranties, bad debts, inventories, equity investments, income taxes, pensions and other post-retirement benefits, contingencies, and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In response to the Securities and Exchange Commission's (SEC) Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", the Company identified the following critical accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Based on the SEC's suggestions, included with the accounting policies are potential adverse results which could occur if different assumptions or conditions were to prevail.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Thomas' customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Thomas provides for the estimated cost of product warranties. While the Company engages in extensive product quality programs and processes, should actual product failure rates differ from estimates, revisions to the estimated warranty liability would be required. Thomas writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Thomas holds a 32 percent minority interest in the Genlyte Thomas Group LLC
(GTG) joint venture, which comprises Thomas' lighting segment and is accounted for using the equity method. If future adverse changes in market conditions or poor operating results of GTG occurred, it could result in losses or an inability to recover the carrying value of the Company's investment, thereby possibly requiring an impairment charge in the future. GTG's critical accounting policies are determined separately by The Genlyte Group Incorporated, which owns 68 percent of GTG and consolidates the GTG results.

RESULTS OF OPERATIONS

The Company's net income of $28.2 million in 2001, was the second highest level in the Company's history. The 2001 net income came in 6.4% below the 2000 record net income of

$30.1 million, which included non-recurring, after-tax gains of $1.3 million related to the proceeds from a life insurance policy and sale of securities that were partially offset in 2000 by an after-tax charge of $.6 million related to environmental costs. The net impact of these items in 2000 was $.05 per share. Net income in 2000 was $3.9 million or 15.0% over the 1999 net income of $26.2 million.

PUMP AND COMPRESSOR SEGMENT

Net sales for the Pump and Compressor Segment in 2001 were $184.4 million, which represents a decrease of $4.4 million, or 2.4%, from the 2000 net sales of $188.8 million. The shortfall in sales came primarily from the North American operations, due to lower levels of demand and some cancellation of projects. The softness in North America came in the industrial, environmental and construction markets. Our medical market, which comprises approximately 35 percent of our revenues, showed modest growth. This was due to continued strength in our single largest application, the oxygen concentrator, which represents over 50 percent of the Company's sales in the medical equipment market. Sales for 2001 in our European operation were basically flat in U.S. dollars, but would have been $2.1 million higher, if measured in constant exchange rates. This increase in sales, at constant exchange rates, was due to strength in our medical and automotive markets in Europe. Sales in our Asia Pacific operations increased $1.1 million, or 11.7%, when measured in U.S. dollars. If measured at constant exchange rates, the Asia Pacific sales would have increased an additional $1.1 million in 2001. The increase in Asia Pacific was due primarily to strength in the medical, environmental, and industrial markets. The 2000 net sales for the Pump and Compressor Segment of $188.8 million were $11.0 million, or 6.2%, over 1999. The increase was due primarily to the growth in our Asia Pacific operation and to the October 1999 acquisition of Oberdorfer Pumps.

Operating income in 2001 for the Pump and Compressor Segment decreased to $28.5 million, or 9.9% lower than the $31.6 million level in 2000. The 2001 decrease was due to several factors including pricing pressures, unfavorable manufacturing variances due to lower plant utilization, $1.0 million in unfavorable exchange rate effects when measured in constant exchange rates, and overall general softness in the economy. Additionally, SG&A expenses increased $.9 million in 2001 in the Pump and Compressor business primarily due to increasing our presence in Asia Pacific and by continuing to invest in engineering efforts, which management believes should benefit our company in the future. The 2000 operating income of $31.6 million increased 6.9% over the 1999 level of $29.6 million. The 2000 operating income was a record for the Pump and Compressor Segment, and the increase was primarily due to increased sales.

LIGHTING SEGMENT

As disclosed in the notes to the consolidated financial statements, the Lighting Segment's operating income includes our 32% interest in the GTG joint venture, our amortization of Thomas' excess investment in GTG, and expenses related to Thomas Industries stock options issued to GTG employees. The Lighting Segment's operating income was $24.8 million in 2001 compared to $24.6 million in 2000. This 0.8% increase was due in part to the full year favorable impact in 2001 of the acquisitions by GTG of Chloride Systems and Translite during the fourth quarter of 2000, which were partially offset by lower operating income due to lower sales levels in the stock and flow goods businesses, which experienced intense competitive pressures due to the softness in commercial construction. Operating income was $24.6 million in 2000 compared to $23.1 million in 1999. This increase was due in part to the acquisitions noted above, improved margins due to mix, cost reductions, and synergies realized due to the formation of the joint venture.

At any time on or after January 31, 2002, Thomas has the right (a "put right"), but not the obligation, to require the Joint Venture (GTG) to purchase all, but not less than all, of Thomas' ownership interest in GTG at the applicable purchase price. The purchase price shall be equal to the "Fair Market Value" of GTG multiplied by Thomas' ownership percentage in GTG. The "Fair Market Value" means the value of the total interests in GTG computed as a going concern, including the control premium. Further explanation can be found in our Joint Proxy Statement dated July 23, 1998, which is on file with the SEC. The Company will continue to review alternatives with respect to the GTG put right.

CORPORATE

Interest expense for 2001 decreased $.4 million, or 9.1%, from 2000, due primarily to the lower levels of long-term debt, which were partially offset by higher levels of short-term borrowings during 2001. On January 31, 2001, the Company made a $7.7 million payment on our private placement long-term debt, which bears interest at 9.36%.

Income tax provisions were $16.9 million, $18.2 million, and $16.1 million in 2001, 2000, and 1999, respectively. The effective income tax rate was 37.5% in 2001, compared to 37.7% in 2000 and 38.1% in 1999.

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

At December 31, 2001, the Company employed approximately 1,075 people.

LIQUIDITY AND SOURCES OF CAPITAL

Cash and cash equivalents increased $15.6 million to $29.5 million at December 31, 2001, compared to $13.9 million and $16.5 million at December 31, 2000 and 1999, respectively. This increase was primarily due to the collection of a $22.3 million note from GTG in November 2001. Cash flows from operations were $21.9 million in 2001 compared to $28.0 million in 2000 and $26.7 million in 1999. The reduction in cash flows from operations in 2001 were primarily due to lower earnings, lower tax distributions from GTG, and to higher compensation incentive payments in 2001 for the 2000 results.

Cash flows from operations have exceeded Thomas' capital requirements for net property additions and dividends for the last three years, providing additional funds for the 1999 acquisition of Oberdorfer Pumps, Inc., the net reductions of long-term and short-term debt during 2001, 2000, and 1999, totaling $23.5 million, and treasury stock purchases in 2001, 2000, and 1999, totaling $17.3 million.

Dividends paid in 2001 were $5.0 million compared with $4.7 million, in both 2000 and 1999. In February 2001, the Company increased its quarterly dividend per share from $.075 to $.085, effective with the April 1, 2001 dividend.

The following summarizes the Company's contractual obligations at December 31, 2001, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.


                                                                       Less than          1-3        After
December 31 (In Thousands)                                   Total        1 year        years      3 years
----------------------------------------------------------------------------------------------------------
Contractual Obligations:
Long-term debt                                         $    32,726  $      7,788  $    15,586  $     9,352
Non-cancelable operating lease obligations                   7,656         2,017        2,089        3,550
Other long-term obligations                                    577           119          238          220
                                                       ---------------------------------------------------
Total contractual obligations                          $    40,959  $      9,924  $    17,913  $    13,122
                                                       ===================================================


As of December 31, 2001, the Company had standby letters of credit totaling $4,518,000 with expiration dates during 2002. The Company anticipates that these letters of credit will be renewed at their expiration dates.

The Company announced in December 1999 that it planned to repurchase, from time to time depending on market conditions and other factors, up to 15 percent, or 2,373,000 shares, of its outstanding Common Stock in the open market or through privately negotiated transactions at the prevailing market prices. During 2001, the Company purchased an additional 3,300 shares at a cost of $67,000. Through December 31, 2001, the Company has purchased, on a cumulative basis, 879,189 shares at a cost of $17.3 million, or an average cost of $19.72 per share. The Company plans to fund any purchase of Company stock through a combination of cash flows generated from operating activities and uncommitted borrowing arrangements.

The Company's long-term debt bears interest at fixed rates, with the exception of the $1.25 million Industrial Revenue Bond that accrues interest at a variable rate. Short-term borrowings are priced at variable interest rates. The Company's results of operations and cash flows, therefore, would only be affected by interest rate changes to the extent of variable rate debt. At December 31, 2001, only the $1.25 million Industrial Revenue Bond was outstanding. A 100 basis point movement in the interest rate on the $1.25 million bond would result in an $12,500 annualized effect on interest expense and cash flows.

The Company also has short-term investments of $28.8 million as of December 31, 2001 that bear interest at variable rates. Therefore, a 100 basis point movement in the interest rate would result in an approximate $288,000 annualized effect on interest income and cash flows.

The fair value of the Company's long-term debt is estimated based on current interest rates offered to the Company for similar instruments. A 100 basis point movement in the interest rate would result in an approximate $490,000 annualized effect on the fair value of long-term debt.

The Company has significant operations consisting of sales and manufacturing activities in foreign countries. As a result, the Company's financial results could be significantly affected by factors such as changes in currency exchange rates or changing economic conditions in the foreign markets in which the Company manufactures or distributes its products. Currency exposures for our Pump and Compressor Segment are concentrated in Germany but exist to a lesser extent in other parts of Europe and Asia. Our Lighting Segment currency exposure is primarily in Canada.

Working capital increased from $30.6 million at December 31, 2000, to $46.0 million at December 31, 2001, primarily due to proceeds received from GTG's note payment. This was partially offset by long-term debt payments. Working capital decreased from $32.2 million at December 31, 1999, to $30.6 million at December 31, 2000, primarily due to the stock repurchase program.


                                                                December 31
                                                 ------------------------------------------------
(Dollars in Thousands)                                    2001             2000              1999
-------------------------------------------------------------------------------------------------
Working capital                                  $      45,978    $      30,677     $      32,244
Current ratio                                             2.52             1.94              2.06
Long-term debt, less current portion             $      24,938    $      40,727     $      40,513
Long-term debt to total capital                           9.5%            15.8%             16.2%


Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth, and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $83.2 million are not restricted at December 31, 2001. Thomas is in compliance with all covenants or other requirements set forth in its borrowing agreements. In the event of non-compliance or if Thomas prepays the debt, then Thomas would incur a penalty. At December 31, 2001, the prepayment penalty would have been approximately $2.5 million on a pre-tax basis.

As of December 31, 2001, the Company had no short-term borrowing arrangements. Thomas currently expects to fund expenditures for capital requirements as well as liquidity needs from a combination of available cash balances, internally generated funds, and, if necessary, short-term financing arrangements. The Company does not have any bank committed lines of credit and management believes, if short-term borrowings were needed to support the sales growth of the business, that competitive financing could be obtained given the current financial position of the Company. Cash in excess of operating requirements will continue to be invested in high grade, short-term securities.

As disclosed in the footnotes to the consolidated financial statements, the Company does have a 32 percent interest in the GTG joint venture, which is accounted for using the equity method, and therefore, is an unconsolidated entity. At December 31, 2001 and 2000, except as described above, management was aware of no relationships with any other unconsolidated entities, financial partnerships, structured finance entities, or special purpose entities which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

NEW EUROPEAN CURRENCY

Twelve European countries (the European Monetary Union) have adopted a common currency. The new currency (Euro) replaced the existing currencies of the participating countries. The transition from the various currencies to the Euro occurred over a three-year period and became effective in 2002.

While management currently believes the Company has accommodated any required changes in its operations, there can be no assurance that its customers, suppliers, service providers, or government agencies will all meet the Euro currency requirements in a timely manner. Such failure to complete the necessary work on a timely basis could result in material financial risk. At this time, we have had no significant problems related to the Euro conversion that has affected our Company.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS
141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements established new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141, effective July 1, 2001, eliminates the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, effective January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The estimated pre-tax benefit to the Company as a result of not recording goodwill amortization in 2002 is $4,265,000. This is a preliminary estimate and includes $483,000 of amortization related to the pump and compressor segment and $3,782,000 related to the lighting segment. On an after-tax basis this would be $3,339,000 or $.21 per share. The Company has not completed its assessment of the additional effects of adopting SFAS 142, but at this time the Company does not anticipate a significant effect on its results of operations or financial position.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), dated August 2001. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. We will adopt the provisions of SFAS 144 as of January 1, 2002 and we are currently evaluating the impact SFAS 144 may have on our financial position and results of operations.

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

o The Pump and Compressor Segment operates in a market where technology improvements and the introduction of products for new applications are necessary for future growth. The Company could experience difficulties or delays in the development, production, testing, and marketing of new products. As an original equipment supplier, the Company's results of operations are directly affected by the success of its customers' products.

o The Pump and Compressor Segment has several key customers, none of which are 10% or more of our consolidated sales. However, the loss of any of these key customers could have a negative affect on the Company's results.

o On an annual basis, the Company negotiates renewals for property, casualty, workers compensation, general liability, product liability, and health insurance coverages. Due to conditions within these insurance markets and other factors beyond the Company's control, future coverages and the amount of the related premiums could have a negative affect on the Company's results.

o The Pump and Compressor Segment has the leading market share in the oxygen concentrator OEM market worldwide. The Company's market share could be reduced significantly due to a competitor, the vertical integration by our customers, or new technology replacing compressed air in oxygen concentrators. The loss of market share in the oxygen concentrator OEM market could have a significant affect on the Company's results.

o GTG, which comprises the Company's Lighting Segment, participates in a highly competitive market that is dependent on the level of residential, commercial, and industrial construction activity in North America. Changes in interest rates, consumer preferences, office and plant occupancy rates, and acceptance of new products affect the Lighting Segment.

o As the Company's business continues to expand outside the United States, the Company could experience changes in its ability to obtain or hedge against currency exchange rates and fluctuations in those rates. The Company could also be affected by nationalizations; unstable governments, economies, or legal systems; terrorist attacks; or inter-governmental disputes. These currency, economic, and political uncertainties may affect the Company's results.

The forward-looking statements made by the Company are based on estimates that the Company believes are reasonable. This means that the Company's actual results could differ materially from such estimates and expectations as a result of being positively or negatively affected by the factors as described above, as well as other unexpected, unanticipated, or unforeseen factors.

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On January 25, 2002, there were 2,056 security holders of record. High and low stock prices and dividends for the last two years were:


                                           2001                  2000
----------------------------------------------------------------------------------------------------
                                Market Price           Cash            Market Price          Cash
                        --------------------------  Dividends     ---------------------    Dividends
Quarter Ended            High              Low       Declared     High           Low       Declared
---------------------------------------------------------------------------------------------------
March 31                $  27.30     $    20.19     $  .085      $  20.00      $  17.50     $  .075
June 30                    29.50          20.65        .085         20.63         17.69        .075
September 30               28.90          20.20        .085         20.88         17.88        .075
December 31                27.22          20.98        .085         23.25         18.56        .075



CONSOLIDATED STATEMENTS OF INCOME



                                                                          Years ended December 31
                                                          ------------------------------------------------
(In thousands, except share data)                                  2001             2000              1999
----------------------------------------------------------------------------------------------------------
Net sales                                                 $     184,382    $     188,824     $     177,802

Cost of products sold                                           118,625          120,835           113,752
                                                          ------------------------------------------------

     Gross profit                                                65,757           67,989            64,050

Selling, general and administrative expenses                     43,411           44,070            41,914
Equity income from GTG                                           24,835           24,575            23,147
                                                          ------------------------------------------------
     Operating income                                            47,181           48,494            45,283

Interest expense                                                  3,630            3,995             4,601
Interest income and other                                         1,489            3,799             1,527
                                                          ------------------------------------------------
     Income before income taxes                                  45,040           48,298            42,209

Income taxes                                                     16,870           18,213            16,059
                                                          ------------------------------------------------

     Net income                                           $      28,170    $      30,085     $      26,150
                                                          ================================================

Net income per share - Basic                              $        1.86    $        1.95     $        1.66
     Net income per share - Diluted                       $        1.80    $        1.91     $        1.62


See accompanying notes.



CONSOLIDATED BALANCE SHEETS


                                                                                            December 31
                                                                           -------------------------------
(In thousands)                                                                      2001              2000
----------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                             $      29,500     $      13,941
     Accounts receivable, net                                                     21,026            22,255
     Inventories                                                                  20,696            22,288
     Deferred income taxes                                                         2,497             2,713
     Other current assets                                                          2,442             2,251
                                                                           -------------------------------
Total current assets                                                              76,161            63,448
Property, plant and equipment, net                                                39,770            39,521
Investment in GTG                                                                179,219           168,954
Note receivable from GTG                                                               -            22,287
Intangible assets, net                                                             9,244            10,111
Other assets                                                                       2,320             1,791
                                                                           -------------------------------
Total assets                                                               $     306,714     $     306,112
                                                                           ===============================

Liabilities and shareholders' equity Current liabilities:
     Accounts payable                                                      $       6,861     $       7,340
     Accrued expenses and other current liabilities                               11,738            13,530
     Dividends payable                                                             1,295             1,129
     Income taxes payable                                                          2,501             2,986
     Current portion of long-term debt                                             7,788             7,786
                                                                           -------------------------------
Total current liabilities                                                         30,183            32,771

Deferred income taxes                                                              5,349             7,776
Long-term debt, less current portion                                              24,938            40,727
Other long-term liabilities                                                        8,531             7,436
                                                                           -------------------------------
Total liabilities                                                                 69,001            88,710

Shareholders' equity:
     Preferred stock, $1 par value, 3,000,000 shares
         authorized - none issued                                                      -                 -
     Common stock, $1 par value, shares authorized:
         60,000,000; shares issued: 2001 - 17,855,511;
           2000 - 17,670,342                                                      17,856            17,670
     Capital surplus                                                             114,342           112,027
     Deferred compensation                                                           739               401
     Treasury stock held for deferred compensation                                 (739)             (401)
     Retained earnings                                                           158,161           135,153
     Accumulated other comprehensive income (loss)                              (14,189)           (9,058)
     Less cost of treasury shares: 2,622,339 shares in 2001;
2,619,039 shares in 2000                                                        (38,457)          (38,390)
                                                                           -------------------------------
Total shareholders' equity                                                       237,713           217,402
                                                                           -------------------------------
Total liabilities and shareholders' equity                                 $     306,714     $     306,112
                                                                           ===============================

See accompanying notes.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                           Years ended December 31
                                                          ------------------------------------------------
(In thousands)                                                     2001             2000              1999
----------------------------------------------------------------------------------------------------------
Common stock
     Beginning of year                                    $      17,670    $      17,567     $      17,486
     Stock options exercised and other                              171               76                81
     Shares issued to deferred share trust                           14               20                 -
     Other                                                            1                7                 -
                                                          ------------------------------------------------
         End of year                                             17,856           17,670            17,567

Capital surplus:
     Beginning of year                                          112,027          110,988           110,412
     Stock options exercised                                      1,278              480               569
     Tax benefit from options exercised and other                   691              183                 7
     Shares issued to deferred share trust                          346              376                 -
                                                          ------------------------------------------------
         End of year                                            114,342          112,027           110,988

Deferred compensation:
     Beginning of year                                              401                -                 -
     Deferred compensation                                          338              401                 -
                                                          ------------------------------------------------
         End of year                                                739              401                 -

Treasury stock held for deferred compensation:
     Beginning of year                                            (401)                -                 -
     Increase in treasury stock held for
         deferred compensation                                    (338)            (401)                 -
                                                          ------------------------------------------------
         End of year                                              (739)            (401)                 -

Retained earnings:
     Beginning of year                                          135,153          109,689            88,277
     Net income                                                  28,170           30,085            26,150
     Cash dividends declared                                    (5,162)          (4,621)           (4,738)
                                                          ------------------------------------------------
         End of year                                            158,161          135,153           109,689

Accumulated other comprehensive income (loss):
     Beginning of year                                          (9,058)          (6,385)           (4,351)
     Other comprehensive (loss)(1)                              (5,131)          (2,673)           (2,034)
                                                          ------------------------------------------------
         End of year                                           (14,189)          (9,058)           (6,385)

Treasury stock:
     Beginning of year                                         (38,390)         (22,377)          (21,137)
     Treasury stock purchased                                      (67)         (16,013)           (1,255)
     Treasury stock retired and other                                 -                -                15
                                                          ------------------------------------------------
         End of year                                           (38,457)         (38,390)          (22,377)
                                                          ------------------------------------------------

Total shareholders' equity                                $     237,713    $     217,402     $     209,482
                                                          ================================================


(1) A reconciliation of net income to total comprehensive income follows.


                                                                              Years ended December 31
                                                          ------------------------------------------------
(In thousands)                                                     2001             2000              1999
----------------------------------------------------------------------------------------------------------
Net income                                                $      28,170    $      30,085     $      26,150
Other comprehensive income (loss):
     Minimum pension liability                                  (3,032)             (89)               706
     Related tax benefit (expense)                                1,137               34             (268)
     Foreign currency translation                               (3,236)          (2,618)           (2,472)
                                                          ------------------------------------------------
Total comprehensive income                                $      23,039    $      27,412     $      24,116
                                                          ================================================



At December 31, 2001, accumulated other comprehensive income was a loss of $14,189,000 comprised of foreign currency translation losses of $12,239,000 and a minimum pension liability of $1,950,000.

See accompanying notes.



CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                               Years ended December 31
                                                          ------------------------------------------------
(In thousands)                                                     2001             2000              1999
----------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                $      28,170    $      30,085     $     26,150
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization                                     8,364            7,907            7,671

         Deferred income taxes                                  (1,045)            1,010              503

         Equity income from GTG                                (24,835)         (24,575)          (23,147)

         Distributions from GTG                                  11,592           13,797           12,013

         Other items                                                495              216              801

         Changes in operating assets and liabilities,
              net of effect of acquisitions:
              Accounts receivable                                   255          (2,076)           (1,849)
              Inventories                                           761          (3,467)               671
              Accounts payable                                    (383)            (325)             1,917
              Income taxes payable                                  136            1,546           (1,417)
              Accrued expenses and other liabilities            (2,028)            1,890               510
              Other                                                 417            1,985             2,861
                                                          ------------------------------------------------

Net cash provided by operating activities                        21,899           27,993            26,684

Investing activities
     Purchases of property, plant and equipment                 (8,548)         (10,888)           (7,953)
Sales of property, plant and equipment                               42              131                46
Proceeds from GTG note receivable                                22,287                -                 -
Purchase of company (net of cash acquired)                            -                -           (6,466)
                                                          ------------------------------------------------
Net cash provided by (used in)
     investing activities                                        13,781         (10,757)          (14,373)

Financing activities
     Payments on notes payable to banks, net                          -                -             (138)
Payments on long-term debt                                     (17,787)          (7,784)           (7,782)
Proceeds from long-term debt                                      2,000            8,000                 -
Treasury stock purchased                                           (67)         (16,013)           (1,255)
Dividends paid                                                  (4,997)          (4,679)           (4,747)
Other                                                             1,449            1,097               327
                                                          ------------------------------------------------
Net cash used in financing activities                          (19,402)         (19,379)          (13,595)

Effect of exchange rate changes                                   (719)            (403)             (434)
                                                          ------------------------------------------------
Net increase (decrease) in cash and cash
     equivalents                                                 15,559           (2,546)           (1,718)
Cash and cash equivalents at beginning of year                   13,941           16,487            18,205
                                                          ------------------------------------------------
Cash and cash equivalents at end of year                  $      29,500    $      13,941     $      16,487
                                                          ================================================

See accompanying notes.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Thomas Industries Inc. and subsidiaries (The Company or Thomas) and affiliates operate in two business segments: the pump and compressor segment and the lighting segment. The Company designs, manufactures and sells pumps and compressors for use in global original equipment manufacturing applications as well as construction equipment, leakage detection systems and laboratory equipment. Manufacturing facilities and sales and distribution operations are located in North America and Europe, with additional sales and distribution operations located in Asia and Australia. The Company operates in the lighting segment through its 32% interest in the Genlyte Thomas Group LLC (GTG). GTG, which was formed August 30, 1998 as discussed below, designs, manufactures, markets and sells lighting products principally in North America for consumer, commercial and industrial applications.

2. ACCOUNTING POLICIES

Basis of Presentation

Effective August 30, 1998, the Company and The Genlyte Group (Genlyte) formed GTG, combining Thomas' and Genlyte's lighting businesses. Genlyte has a 68% interest in GTG, and Thomas holds a 32% interest, which is accounted for using the equity method of accounting.

At December 31, 2001, Thomas' investment in GTG exceeded its underlying equity in net assets by $55,699,000. For each of the years ended December 31, 2001, 2000 and 1999, equity income was reduced by $2,116,000 for straight-line amortization of the excess investment (see Note 2, New Accounting
Pronouncements).

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

Cash and Cash Equivalents

Cash and cash equivalents consist of liquid investments with initial maturities of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 37% and 40% of consolidated inventories at December 31, 2001 and 2000, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories at December 31 consist of the following:

(In thousands)                                          2001              2000
------------------------------------------------------------------------------
Finished goods                                 $       6,311     $       7,046
Raw materials                                         10,882            11,032
Work in process                                        3,503             4,210
                                               -------------------------------
Total inventories                              $      20,696     $      22,288
                                               ===============================


On a current cost basis, inventories would have been $4,472,000 and $4,466,000 higher than reported at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives ranging from 4 to 31.5 years. Property, plant and equipment consisted of the following:

(In thousands)                                         2001              2000
------------------------------------------------------------------------------
Land                                           $         771     $         792
Buildings                                             16,283            15,605
Leasehold improvements                                 3,245             3,220
Machinery and equipment                               72,079            67,939
                                               -------------------------------
                                                      92,378            87,556
Accumulated depreciation and amortization           (52,608)          (48,035)
                                               -------------------------------
Total property, plant and equipment, net       $      39,770     $      39,521
                                               ===============================

Depreciation expense relating to property, plant and equipment was approximately $7,881,000, $7,447,000 and $7,256,000 during 2001, 2000 and 1999, respectively.

Long-lived and Intangible Assets

Intangible assets represent the excess of cost over the fair value of net assets of companies acquired and are stated net of accumulated amortization of $4,715,000 and $4,419,000 at December 31, 2001 and 2000, respectively. Excess of cost over the fair value of net assets acquired (or goodwill) generally is amortized on a straight-line basis over 30 to 40 years (see Note 2, New Accounting Pronouncements).

Long-lived and intangible assets are periodically reviewed for recoverability when impairment indicators are present. If this review indicates that long-lived assets would not be recoverable, as determined based on the estimated undiscounted cash flows of the asset over the remaining amortization period, the carrying amount of long-lived assets would be written down to current fair value, which is generally determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale). In the opinion of management, no significant impairment indicators were present during the periods presented in these consolidated financial statements (see
Note 2, New Accounting Pronouncements).

Research and Development Costs

Research and development costs, which include costs of product improvements and design, are expensed as incurred ($10,369,000 in 2001, $9,721,000 in 2000 and $9,370,000 in 1999).

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

Shipping and Handling Costs

In September 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." The EITF requires that all shipping and handling amounts billed to a customer in a sale transaction be classified as revenue. The EITF also states that a company cannot net the shipping and handling costs against the shipping and handling revenues in the financial statements. In addition to shipping and handling costs included in cost of products sold, the Company also has shipping and handling costs included in selling, general and administrative expenses totaling $1,303,000, $1,309,000 and $1,535,000 for 2001, 2000 and 1999, respectively.

Revenue Recognition

Revenue from product sales is recognized upon title transfer, which generally occurs upon shipment. Credit is extended based on local business customs and practices, and collateral is generally not required.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS
141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements establish new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141, effective July 1, 2001, eliminates the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, effective January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The estimated pre-tax benefit to the Company as a result of not recording goodwill amortization in 2002 is $4,265,000. This is a preliminary estimate and includes $483,000 of amortization related to the pump and compressor segment and $3,782,000 related to the lighting segment. On an after-tax basis the impact is $3,339,000 or $0.21 per share. The Company has not completed its assessment of the additional effects of adopting SFAS 142, but at this time the Company does not anticipate a significant effect on its results of operations or financial position.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), dated August 2001. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions for Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. We will adopt the provisions of SFAS 144 as of January 1, 2002, and we are currently evaluating the impact SFAS 144 may have on our financial position and results of operations.

Other

Accounts receivable at December 31, 2001 and 2000 was net of an allowance for doubtful accounts of $1,103,000 and $752,000, respectively.

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. NET INCOME PER SHARE

The computation of the numerator and denominator in computing basic and diluted net income per share follows:


(In thousands)                                                     2001             2000              1999
----------------------------------------------------------------------------------------------------------
Numerator:
     Net income                                           $      28,170    $      30,085     $      26,150
                                                          ================================================

Denominator:
     Weighted average shares outstanding                         15,168           15,405            15,796

Effect of dilutive securities:
     Director and employee stock options                            441              331               344
     Employee performance shares                                     12               41                42
                                                          ------------------------------------------------
Dilutive potential common shares                                    453              372               386
                                                          ------------------------------------------------
Denominator for diluted earnings per share--
     adjusted weighted average shares and
     assumed conversions                                         15,621           15,777            16,182
                                                          ================================================


The deferred compensation obligation discussed in Note 7 is funded with shares of the Company's common stock, which are included in the calculation of basic and diluted earnings per share.

4. EQUITY INVESTMENT

Genlyte Thomas Group LLC (GTG) is an affiliated company accounted for on the equity method. See Notes 1 and 2 for a description of GTG. At any time on or after January 31, 2002, Thomas has the right (a "put right"), but not the obligation, to require the Joint Venture (GTG) to purchase all, but not less than all, of Thomas' ownership interest in GTG at the applicable purchase price. The purchase price shall be equal to the "Fair Market Value" of GTG multiplied by Thomas' ownership percentage in GTG. The "Fair Market Value" means the value of the total interests in GTG computed as a going concern, including the control premium.

Summarized financial information reported by the affiliate and a summary of the amounts recorded in Thomas' consolidated financial statements follow. GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. Therefore, Thomas and Genlyte are responsible for income taxes applicable to their share of GTG's taxable income. The net income reflected below for GTG does not include any provision for U.S. income taxes which will be incurred by Thomas and Genlyte; however, amounts have been provided for foreign income taxes and certain U.S. franchise taxes. At December 31, 2001, Thomas' retained earnings include $30,122,000 of after-tax undistributed earnings from GTG accounted for on the equity method.

                                                           December 31
                                               ------------------------------
GTG Balance Sheets                                     2001              2000
-----------------------------------------------------------------------------
(In thousands)
Cash and cash equivalents                      $     59,691     $      23,817
Accounts receivable, net                            141,703           143,988
Inventories                                         132,932           151,257
Other current assets                                  8,718             7,564
                                               ------------------------------
Total current assets                                343,044           326,626

Property, plant and equipment, net                  110,447           113,001
Intangible assets, net                              135,417           140,312
Other assets                                         30,213            34,453
                                               ------------------------------
Total assets                                   $    619,121     $     614,392
                                               ==============================

Total current liabilities                      $    170,545     $     177,454
Other liabilities                                    25,584            22,980
Note payable to Thomas(3)                                 -            22,287
Long-term debt, less current portion                 36,989            44,365
Shareholders' equity                                386,003           347,306
                                               ------------------------------
Total liabilities and shareholders' equity     $    619,121     $     614,392
                                               ==============================

                                               Years Ended December 31
                                               ------------------------------
GTG Income Statements                                   2001             2000
-----------------------------------------------------------------------------
(In thousands)
Net sales                                      $     985,176     $  1,007,706
Cost of products sold                                636,582          651,304
                                               ------------------------------
Gross profit                                         348,594          356,402
SG&A expense                                         248,005          257,583
Amortization                                           6,007            4,616
                                               ------------------------------
Operating profit                                      94,582           94,203
Interest expense, net                                  3,699            4,184
Minority interest                                       (54)            (140)
                                               ------------------------------
Income before taxes                                   90,937           90,159
Income taxes(1)                                        6,064            6,622
                                               ------------------------------
Net income                                     $      84,873      $    83,537
                                               ==============================
Amounts recorded by Thomas:
     Investment(2)                             $     179,219      $   168,954
     Note receivable(3)                                    -           22,287
     Equity income                                    24,835(4)        24,575(5)
     Distributions received                           11,592           13,797

(1) GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. GTG is subject to foreign income taxes and certain U.S. franchise taxes.

(2) Thomas' investment in GTG exceeded its underlying equity in net assets by $55,699,000 at December 31, 2001 and $57,815,000 at December 31, 2000. For
     each of the years ended December 31, 2001 and December 31, 2000, equity income was reduced by $2,116,000 representing straight-line amortization of the excess investment.

(3) The note receivable from GTG represents a debt equalization note issued to Thomas at the formation of GTG. Interest on the principal amount outstanding under the note accrued at a variable rate and was payable on a quarterly basis. The note was paid off on November 21, 2001.

(4) Consists of $27,159,000 of equity income from GTG less $2,116,000 of amortization of Thomas' excess investment and $208,000 of expense for Thomas Industries stock options issued to GTG employees.

(5) Consists of $26,732,000 of equity income from GTG less $2,116,000 of amortization of Thomas' excess investment and $41,000 of expense for Thomas Industries' stock options issued to GTG employees.

The Company in the normal course of business has transactions with GTG. These transactions consist primarily of interest received from GTG under the note receivable discussed above and reimbursement for other shared corporate expenses.

Receivables due from GTG as of December 31, 2001 and 2000 were $37,000 and $199,000, respectively.

For the years ended December 31, 2001, 2000 and 1999, the Company recorded interest on the note receivable of $1,012,000, $1,543,000 and $1,281,000, respectively, and recorded $387,000, $515,000 and $496,000, respectively, related to the reimbursement of shared corporate expenses.

5. INCOME TAXES

A summary of the provision for income taxes follows:

(In thousands)                                 2001          2000           1999
--------------------------------------------------------------------------------
Current:
     Federal                            $    13,287    $   12,638     $   10,746
     State                                    1,647         1,952          1,961
     Foreign                                  2,981         2,613          2,849
                                        ----------------------------------------
                                             17,915        17,203         15,556
Deferred:
     Federal and state                      (1,158)           659            663
     Foreign                                    113           351          (160)
                                        ----------------------------------------
                                            (1,045)         1,010            503
                                        ----------------------------------------
Total provision for income taxes        $    16,870    $   18,213     $   16,059
                                        ========================================

The U.S. and foreign components of income before income taxes follow:

(In thousands)                                 2001          2000           1999
--------------------------------------------------------------------------------
United States $                              38,090    $   41,175     $   35,392
Foreign                                       6,950         7,123          6,817
                                        ----------------------------------------
Income before income taxes              $    45,040    $   48,298     $   42,209
                                        ========================================

A reconciliation of the normal statutory federal income tax rate to the Company's effective income tax rate follows:

                                                      2001       2000       1999
--------------------------------------------------------------------------------
U.S. statutory rate                                  35.0%      35.0%      35.0%
State income taxes, net of federal tax benefits        2.4        2.7        3.0
Nondeductible amortization of intangible assets        1.2        1.2        1.3
Effect of foreign tax rates                             .5        1.2        1.2
GTG foreign equity earnings recorded net of tax      (2.4)      (2.0)      (2.0)
Other                                                   .8       (.4)       (.4)
                                                  ------------------------------
Effective income tax rate                            37.5%      37.7%      38.1%
                                                  ==============================

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which gave rise to significant deferred tax assets and liabilities follow:

(In thousands)                                              2001            2000
--------------------------------------------------------------------------------
Deferred tax assets:
     Employee benefit obligations                      $   2,640     $     1,496
     Net operating loss carryforwards                        354             601
     Allowance for doubtful accounts receivable              270             231
     Inventory reserves                                      772             753
     Compensation accruals                                   626             830
     Accrued liabilities and other                         1,246           1,411
                                                       -------------------------
                                                           5,908           5,322
     Less valuation allowance                              (354)           (601)
                                                       -------------------------
Net deferred tax asset                                     5,554           4,721

Deferred tax liabilities:
     Accelerated depreciation                              4,494           4,217
     Undistributed foreign earnings                        2,064           1,953
     Investment in GTG                                       971           2,809
     Other                                                   877             805
                                                       -------------------------
                                                           8,406           9,784
                                                       -------------------------
Net deferred tax liability                             $   2,852     $     5,063
                                                       =========================

Classification:
     Net current assets                                $   2,496     $     2,713
     Net long-term liabilities                             5,348           7,776
                                                       -------------------------
Net deferred tax liabilities                           $   2,852     $     5,063
                                                       =========================

Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheet.

Management believes it is more likely than not that the Company will realize the benefits of its deferred tax assets, net of the valuation allowance of $354,000. The valuation allowance is provided for income tax loss carryforward benefits for state income tax purposes
(NOLs) which expire over a two-year period beginning in 2009. Management believes that based on a number of factors the available evidence creates sufficient uncertainty regarding the realizability of these NOLs.

The Company's foreign subsidiaries have accumulated undistributed earnings ($20,649,000 at December 31, 2001). Under current tax regulations and with the availability of certain tax credits, it is management's belief, based on current estimates which could change, that the likelihood of the Company incurring significant taxes on any distribution of such accumulated earnings in excess of amounts provided for is remote.

The Company made federal, state and foreign income tax payments of $18,828,000 in 2001, $12,496,000 in 2000 and $15,964,000 in 1999.

6. LONG-TERM DEBT INCLUDING THE CURRENT PORTION

Long-term debt, including the current portion, consists principally of 9.36% senior notes ($30,890,000 and $38,620,000 at December 31, 2001 and 2000,
respectively) with annual maturities through 2005. The remainder ($1,836,000 and $9,893,000 at December 31, 2001 and 2000, respectively) consists of other debt instruments at various interest rates and maturities.

The fair value of the Company's long-term debt, including the current portion, at December 31, 2001 and 2000 was $35,969,000 and $50,815,000, respectively.

Maturities of long-term debt for the next five years are as follows:
2002-$7,788,000; 2003-$7,792,000; 2004-$7,794,000, 2005-$7,766,000 and
2006-$69,000.

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $83,228,000 were not restricted at December 31, 2001.

Cash paid for interest was $3,916,000 in 2001, $4,316,000 in 2000 and $4,867,000
in 1999.

7. SHAREHOLDERS' EQUITY

Stock Repurchase Program
Thomas' Board of Directors in 1999 authorized the purchase of up to 2,373,000 shares of Thomas common stock in the open market. Through December 31, 2001, Thomas had repurchased 879,189 shares at a cost of approximately $17,334,000.

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

At the April 21, 1994 Annual Meeting, the Company's shareholders approved the Non-Employee Director Stock Option Plan. Under this Plan, each continuing non-employee director in office on the date of each annual meeting is awarded options to purchase 3,000 shares of common stock at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable as of the date granted. This Plan provides for options to be awarded at each annual meeting through 2004 or until 375,000 options have been granted. At December 31, 2001, there were seven non-employee directors in office, and 189,000 options had been awarded under this Plan.

The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). In accordance with SFAS 123, the Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations, in accounting for its stock-based compensation because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for options granted to employees and non-employee directors.

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

                                             2001          2000           1999
------------------------------------------------------------------------------
     Risk-free interest rate                 4.7%          5.1%           6.6%
     Expected life, in years                  6.5           6.5            6.5
     Expected volatility                    0.313         0.283          0.284
     Expected dividend yield                 1.5%          1.5%           1.6%

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except share data)               2001          2000          1999
--------------------------------------------------------------------------------
Net income                 As reported     $  28,170    $   30,085     $  26,150
                           Pro forma          27,373        29,143        25,269

Net income per share--     As reported          1.86          1.95          1.66
     Basic                 Pro forma            1.80          1.89          1.60

Net income per share--     As reported          1.80          1.91          1.62
     Diluted               Pro forma            1.75          1.84          1.56


A summary of stock option activity for all plans follows:


                                           2001                     2000                 1999
----------------------------------------------------------------------------------------------------------
                                             Weighted                   Weighted                  Weighted
                                              Average                    Average                   Average
                               Options          Price      Options         Price      Options        Price
                           -------------------------------------------------------------------------------
Beginning of year            1,580,670    $     16.07    1,498,696  $      15.12    1,497,583  $     14.49
Granted                        225,350          25.40      185,700         20.68      207,450        18.30
Exercised                    (212,246)          12.03     (85,295)          8.74    (106,442)        10.88
Forfeited or expired          (66,360)          19.53     (18,431)         19.16     (99,895)        16.85
                           -------------------------------------------------------------------------------
End of year                  1,527,414    $     17.86    1,580,670  $      16.07    1,498,696  $     15.12
                           ===============================================================================

Exercisable at
     end of year               903,663    $     15.34      921,575  $      13.87      778,439  $     12.26


The weighted average fair value of options granted was $6.42 in 2001, $6.02 in 2000 and $5.90 in 1999 using a Black-Scholes option pricing model. Options outstanding at December 31, 2001 had option prices ranging from $6.67 to $25.87 and expire at various dates between December 10, 2002 and December 10, 2011 (with a weighted-average remaining contractual life of 6.4 years). There are 638,010 shares reserved for future grant, of which 172,881 shares are reserved for the Non-Employee Director Stock Option Plan.

Included in the summary of stock option activity above, are options granted to GTG employees, which in accordance with SFAS 123, the Company has recorded compensation expense based on using a Black-Scholes option pricing model. This expense was $208,000 and $41,000 for 2001 and 2000, respectively, and is netted with the Company's equity income from GTG (see Note 4, Equity Investments). Since an expense is recorded related to these GTG options, there is no pro forma adjustment necessary.

In addition to the options listed above, 11,000 performance share awards were granted in December 2001,10,600 performance share awards were granted in December 2000, and 11,800 performance share awards were granted in December 1999. Awards may be earned based on the total shareholder return of the Company during the three-year periods commencing January 1 following the grant date. A total of 1,000 shares were issued for 2001 from awards granted in December 1998,11,827 shares were earned in 2000 from awards granted in December 1997, and 13,841 shares were earned in 1999 from awards granted in 1996.

Deferred Share Trust

Employees who earn performance share awards as discussed above may elect to defer receipt of such shares until termination of employment. Nonemployee Directors are permitted to receive part or all of their director fees in the form of common stock of the Company and to defer receipt of such shares until retirement or other termination of service. In April 2000, the Company established a deferred share trust (the "Trust") to maintain the shares deferred for these obligations. The Trust qualifies as a rabbi trust for income tax purposes as the assets of the Trust are subject to the claims of general creditors of the Company. Dividends payable on the shares held by the Trust are reinvested in additional shares of common stock of the Company on behalf of the participants. Since there is no provision for diversification of the Trust's assets and settlement can only be made with a fixed number of shares of the Company's common stock, the deferred compensation obligation is classified as a component of shareholders' equity and the common stock held by the Trust is classified as treasury stock. Subsequent changes in the fair value of the common stock are not reflected in earnings or shareholders' equity of the Company.

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


                                                                                      Other Postretirement
                                                             Pension Benefits                  Benefits
                                                       ---------------------------------------------------
(In thousands)                                                2001          2000         2001         2000
----------------------------------------------------------------------------------------------------------
Change in benefit obligations
Benefit obligations at beginning of year               $     6,710  $      5,982  $       692  $       677
Service cost                                                   273           166           46           24
Interest cost                                                  486           467           71           48
Plan amendments                                                  -            65            -            -
Benefits paid                                                (642)         (529)         (42)         (15)
Actuarial (gain) loss                                          134           559          294         (42)
                                                       ---------------------------------------------------
Benefit obligations at end of year                     $     6,961  $      6,710  $     1,061  $       692
                                                       ===================================================

CHANGE IN PLAN ASSETS
  Value of plan assets at beginning of year            $     7,079  $      7,339  $         -  $         -
Actual return on plan assets                                 (353)           322            -            -
Employer contributions                                         250           150           42           15
Benefits paid                                                (642)         (529)         (42)         (15)
Reversion of plan assets                                         -         (203)            -            -
                                                       ----------------------------------------------------
Value of plan assets at end of year                    $     6,334  $      7,079  $         -  $         -
                                                       ====================================================


The defined benefit plans' assets at December 31, 2001 consisted primarily of listed stocks and bonds, including 14,430 shares of Company common stock having a market value of $360,000 at that date.

The reversion of plan assets of $203,000 in 2000 relates to the termination in 1999 of Thomas' Pension Floor Plan.


                                                                                      Other Postretirement
                                                                Pension Benefits                 Benefits
                                                       ---------------------------------------------------
(In thousands)                                                2001          2000         2001         2000
----------------------------------------------------------------------------------------------------------
Funded status of the plans
Assets less accumulated obligations                    $     (627)  $        369  $   (1,061)  $     (692)
Unrecognized actuarial loss (gain)                           1,002          (39)          161        (131)
Unrecognized transition gain                                     9            11            -         -
Unrecognized prior service cost                                523           530          205          224
                                                       ---------------------------------------------------

Net asset (liability) recognized at end of year        $       907  $        871  $     (695)  $     (599)
                                                       ===================================================


The accumulated benefit obligation and plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $6,598,000 and $5,961,000 as of December 31, 2001. Plan assets exceeded accumulated benefit obligations for all plans as of December 31, 2000.


                                                                                        Other Postretirement
                                                                 Pension Benefits                 Benefits
(In thousands)                                                2001          2000         2001         2000
----------------------------------------------------------------------------------------------------------
Balance sheet assets (liabilities)
Prepaid benefit costs                                  $        38  $        871  $      -     $      -
Accrued benefit liabilities                                  (636)          -           (695)        (599)
Intangible assets                                              531          -            -            -
Accumulated other comprehensive income                         974            55         -            -
                                                       ---------------------------------------------------
Net asset (liability) recognized at end of year        $       907  $        926  $     (695)  $     (599)
                                                       ===================================================

Assumptions as of December 31
Discount rate                                                7.25%        7.50%         7.25%        7.50%
Expected return on plan assets                               9.00%         9.00%         -            -
Initial health care cost trend rate                           -             -          10.00%        8.00%
Ultimate health care cost trend rate                          -             -           5.50%        4.50%
Year ultimate rate is achieved                                -             -            2008         2006


A one-percentage-point change in the assumed health care cost trend rate would not have a significant effect on the other postretirement benefits amounts reported above.

The following table details the components of pension and other postretirement benefit costs.


                                         Pension Benefits               Other Postretirement Benefits
(In thousands)                    2001           2000         1999          2001         2000         1999
----------------------------------------------------------------------------------------------------------
Service cost                 $     273       $    166       $  208       $  46         $  24        $  22
Interest cost                      486            467          685          71            48           47
Expected return on
     plan assets                 (611)          (618)        (981)           -             -            -
Curtailment loss
     recognized                      -              -          462           -             -            -
Other amortization and
    deferral                        66             50           44          19            19           19
                             ----------------------------------------------------------------------------
                             $     214       $     65       $  418       $ 136         $  91        $  88
                             ============================================================================


The curtailment loss of $462,000 relates to the termination in 1999 of Thomas' Pension Floor Plan.

Thomas sponsors various defined contribution plans to assist eligible employees in providing for retirement or other future needs. Company contributions to these plans amounted to $1,106,000 in 2001, $1,183,000 in 2000 and $1,143,000 in
1999.

9. LEASES, COMMITMENTS AND CONTINGENCIES

Rental expense for building, machinery and equipment was $2,702,000 in 2001, $2,562,000 in 2000 and $2,514,000 in 1999. Future minimum rentals under non-cancelable operating leases are as follows: 2002-$2,017,000;
2003-$1,270,000; 2004-$819,000; 2005-$712,000; 2006-$638,000 and
thereafter-$2,200,000.
The Company had letters of credit outstanding in the amount of $4,518,000 at December 31, 2001.

The Company, like other similar manufacturers, is subject to environmental rules and regulations regarding the use, disposal and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to meet this compliance. The Company is involved in remedial efforts at certain of its present and former locations; and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters. The Management does not believe that the ultimate resolution of environmental matters will have a material adverse effect on its financial position, results of operations or liquidity.

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

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of accrued expenses and other current liabilities follows:

(In thousands)                                                2001          2000
--------------------------------------------------------------------------------
Accrued wages, taxes and withholdings                    $   3,701     $   5,138
Accrued insurance                                            1,543         1,223
Accrued interest                                             1,347         1,633
Accrued warranty expense                                     1,018         1,080
Other current liabilities                                    4,129         4,456
                                                         -----------------------
Total accrued expenses and other current liabilities     $  11,738      $ 13,530
                                                         =======================

11. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Unaudited quarterly results of operations follow:


                                         Net Sales               Gross Profit                 Net Income
                           -------------------------------------------------------------------------------
(In thousands, except share data) 2001           2000         2001          2000         2001         2000
----------------------------------------------------------------------------------------------------------
1st  Quarter               $    49,696    $    50,811  $    18,301  $     17,799  $     7,280  $     7,158
2nd  Quarter                    46,915         48,436       16,753        17,829        7,328     8,412(1)
3rd  Quarter                    44,008         45,048       15,395        16,545        6,605        7,571
4th  Quarter                    43,763         44,529       15,308        15,816        6,957     6,944(2)
                           -------------------------------------------------------------------------------
                           $   184,382    $   188,824  $    65,757  $     67,989  $    28,170  $    30,085
                           ===============================================================================


                             Basic Net Income        Diluted Net Income
                                 Per Share                Per Share
                           -----------------------------------------------------
                                  2001           2000         2001          2000
--------------------------------------------------------------------------------
1st  Quarter               $      0.48    $      0.46     $    0.47   $  0.45
2nd  Quarter                      0.48           0.54(1)       0.47      0.53(1)
3rd  Quarter                      0.43           0.49          0.42      0.48
4th  Quarter                      0.46           0.46(2)       0.45      0.45(2)
                           -----------------------------------------------------
                           $      1.86    $      1.95     $    1.80   $  1.91
                           =====================================================

(1) The second quarter of 2000 included a non-taxable gain of $793,000 or $.05 per share from the proceeds of a life insurance policy.

(2) The fourth quarter of 2000 included pre-tax gains of $839,000 from the sale of securities. On an after-tax basis, the gain totaled $522,000, or $.04 per share. The fourth quarter of 2000 also included a pre-tax charge of $1,000,000 related to environmental costs. On an after-tax basis, this charge was $623,000, or $.04 per share.

12. ACQUISITION

During October 1999, the Company acquired Oberdorfer Pumps, Inc., a manufacturer of centrifugal, rotary gear and rubber impeller liquid pumps located in Syracuse, New York at a cost of approximately $6,400,000. The Company recorded approximately $3,200,000 of goodwill related to this acquisition which is being amortized over 30 years (see Note 2, New Accounting Pronouncements).

13. INDUSTRY SEGMENT INFORMATION

Industry segment information follows:


(In thousands)                                              2001           2000              1999
Revenues
Sales and operating revenues-
Pump and Compressor                                 $     184,382    $     188,824     $     177,802
                                                    ================================================
Operating income (loss)
Pump and Compressor                                 $      28,488    $      31,607     $      29,556
     Lighting (GTG)                                        24,835           24,575            23,147
     Corporate                                            (6,142)          (7,688)           (7,420)
                                                    ------------------------------------------------
                                                    $      47,181    $      48,494     $      45,283
                                                    ================================================
Assets
     Pump and Compressor                            $     107,386    $     107,577     $      95,416
     Lighting (GTG)                                       179,219          168,954           158,865
     Corporate                                             20,109           29,581            38,117
                                                    ------------------------------------------------
                                                    $     306,714    $     306,112     $     292,398
                                                    ================================================
Investment in equity affiliates
Lighting (GTG)                                      $     179,219    $     168,954     $     158,865
                                                    ================================================



Depreciation and amortization
Pump and Compressor                                 $       8,156    $       7,682     $       7,452
     Corporate                                                208              225               219
                                                    ------------------------------------------------
                                                    $       8,364    $       7,907     $       7,671
                                                    ================================================
Additions to property, plant and equipment
Pump and Compressor                                 $       8,514    $      10,849     $       7,555
     Corporate                                                 34               39               398
                                                    ------------------------------------------------
                                                    $       8,548    $      10,888     $       7,953
                                                    ================================================


Intersegment and interlocation sales are not significant and have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses, excluding interest, general corporate expenses, other income and income taxes.

Information by geographic area follows:


(In thousands)                                             2001            2000            1999
Revenues(1)
Total net sales including intercompany sales
     North America                                  $     133,997    $     139,775     $     128,806
     Europe                                                55,715           55,263            55,920
     Asia Pacific                                          10,385            9,300             3,810
                                                    ------------------------------------------------
                                                    $     200,097    $     204,338     $     188,536
                                                    ================================================
Intercompany sales
     North America                                  $     (8,748)    $     (9,115)     $     (4,981)
     Europe                                               (6,967)          (6,399)           (5,753)
                                                    ------------------------------------------------
                                                    $    (15,715)    $    (15,514)     $    (10,734)
                                                    ================================================
Net sales to unaffiliated customers
     North America                                  $     125,249    $     130,660     $     123,825
     Europe                                                48,748           48,864            50,167
     Asia Pacific                                          10,385            9,300             3,810
                                                    ------------------------------------------------
                                                    $     184,382    $     188,824     $     177,802
                                                    ================================================
Property, plant and equipment
North America                                       $      32,914      $    32,189      $     29,328
     Europe                                                 6,601            6,951             6,746
     Asia Pacific                                             255              381                78
                                                    ------------------------------------------------
                                                    $      39,770    $      39,521     $      36,152
                                                    ================================================

(1)  Revenues are attributed to geographic areas based on the location of the selling entity.


Report of Independent Auditors

Board of Directors and Shareholders of Thomas Industries Inc.:

We have audited the accompanying consolidated balance sheet of Thomas Industries Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Thomas Industries Inc. as of December 31, 2000 and for the years ended December 31, 2000 and 1999, were audited by other auditors whose report dated February 7, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Industries Inc. and subsidiaries as of December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


                                        /s/ Arthur Andersen LLP

Louisville, Kentucky
January 25, 2002


FIVE YEAR SUMMARY OF OPERATIONS AND STATISTICS


                                                                     Years ended December 31
                                                    -------------------------------------------------------------------
(Dollars in thousands, except per share)              2001(A)         2000(A)       1999(A)      1998(A)       1997
-----------------------------------------------------------------------------------------------------------------------
Earnings Statistics
     Net sales(B)                                   $  184,382     $  188,824    $  177,802   $   178,836   $   547,702
     Cost of products sold(B)                          118,625        120,835       113,752       113,934       378,746
     Selling, general, and administrative expenses      43,411         44,070        41,914        40,805       127,969
     Equity income from lighting                        24,835         24,575        23,147        20,323             -
     Interest expense                                    3,630          3,995         4,601         6,199         6,480
     Income before income taxes                         45,040         48,298(D)     42,209        39,406        35,644
     As a percentage of net sales                        24.4%          25.6%         23.7%         22.0%          6.5%
     Income taxes                                       16,870         18,213        16,059        14,896        13,174
     Effective tax rate                                  37.5%          37.7%         38.1%         37.8%         37.0%
     Net income                                         28,170         30,085(E)     26,150        24,510        22,470
                                                    -------------------------------------------------------------------

Financial Position
     Working capital                                $   45,978     $   30,677    $   32,244   $    31,564   $    92,258
     Current ratio                                    2.5 to 1       1.9 to 1      2.1 to 1      2.0 to 1      2.1 to 1
     Property, plant and equipment - net                39,770         39,521        36,151        35,215        80,197
     Total assets                                      306,714        306,112       292,398       281,179       324,098
     Return on ending assets                              9.2%           9.8%          8.9%          8.7%          6.9%
     Long-term debt, less current portion               24,938         40,727        40,513        48,298        55,006
     Long-term debt to capital                            9.5%          15.8%         16.2%         20.2%         24.1%
     Shareholders' equity                              237,713        217,402       209,482       190,687       173,405
     Return on beginning shareholders' equity            13.0%          14.4%         13.7%         14.1%         14.2%
                                                    -------------------------------------------------------------------

Data Per Common Share(C)
     Net income                                     $     1.80     $     1.91(E) $     1.62   $      1.50   $      1.38
     Cash dividends declared                              0.34           0.30          0.30          0.30          0.28

     Shareholders' equity                                15.16          14.10         12.97         11.73         10.59
     Price range                                         29.50          23.25         22.31         26.63         22.33
                                                            to             to            to            to            to
                                                         20.19          17.50         16.13         17.06         13.67
     Closing price                                       25.00          23.25         20.44        19.625         19.75
     Price / earnings ratio                               13.9           12.2          12.6          13.1          14.3
                                                    -------------------------------------------------------------------

Other Data
     Cash dividends declared                        $    5,162     $    4,621    $    4,738   $     4,766   $     4,357
     Expenditures for property,
         plant and equipment                             8,548         10,888         7,953         7,687        17,696
     Depreciation and amortization                       8,364          7,907         7,671         7,619        16,049
     Average number of employees                         1,110          1,085         1,030         1,050         3,300
     Average sales per employee                          166.1          174.0         172.6         170.3         166.0
     Number of shareholders
         of record                                       2,064          2,193         2,248         1,950         2,057
     Average number common
         shares outstanding(C)                      15,621,000     15,777,492    16,181,507    16,382,928    16,271,678
                                                    -------------------------------------------------------------------

Segment Information
     Net Sales(B)
         Pumps and Compressors                      $  188,824     $  188,824    $  177,802    $  178,836   $   173,637
         Lighting                                            -              -             -             -       374,065
                                                    -------------------------------------------------------------------
     Total Net Sales                                $  188,824     $  188,824    $  177,802    $  178,836   $   547,702
                                                    ===================================================================

     Operating Income
         Pumps and Compressors                      $   28,488     $   31,607    $   29,556     $  30,743   $    30,879
         Lighting                                       24,835         24,575        23,147        20,323        22,423
         Corporate expenses                            (6,142)        (7,688)       (7,420)       (6,646)       (12,315)
                                                    -------------------------------------------------------------------

     Total Operating Income                         $   47,181     $   48,494    $   45,283     $  44,420   $    40,987
                                                    ===================================================================

Note: See accompanying Notes to Consolidated Financial Statements and
Management's Discussion and Analysis of Financial Condition and Results of
Operations

(A) Thomas Industries changed its method of accounting for its lighting business (contributed to GTG) to the equity method, effective January
     1,1998, the beginning of Thomas' fiscal year. This change had no effect on Thomas' net income or common shareholders' equity but did reduce its revenues, costs, assets, liabilities, and number of employees. Financial statements for years prior to 1998 were not restated; therefore, some information in Thomas' financial statements and highlights for 1998 through 2001 is not comparable to 1997.

(B) Freight expense related to shipments to customers, which previously has been netted in net sales, has been reclassed from net sales to cost of products sold for 1998, 1999, 2000, and 2001.


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
