Form 10-K, Exhibit 13
period 2002-12-31
THOMAS INDUSTRIES INC
filed 2003-03-28
CIK 97886

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

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Thomas' customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Thomas provides for the estimated cost of product warranties. While the Company engages in extensive product quality programs and processes, should actual product failure rates differ from estimates, revisions to the estimated warranty liability would be required. Thomas writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. With respect to the Rietschle acquisition in 2002, the Company utilized an independent appraisal in determining the fair value of assets and liabilities acquired. The purchase price allocation has not yet been finalized, and as a result, the amounts recorded could change as the allocation is finalized. If actual market conditions or other factors are different than those used by the independent appraiser, then additional asset write-downs may be required. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," Thomas tests at least annually for impairment of goodwill and indefinite lived intangible assets. If facts and circumstances lead the Company's management to believe that the cost of one of these assets may be impaired, then further evaluations would be performed and possible write-downs could occur. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead the Company's management to believe that the cost of one of its long-lived assets may be impaired, then further evaluations would be performed and possible write-downs could occur.

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

RESULTS OF OPERATIONS
On August 29, 2002, the Company purchased substantially all the assets and liabilities of Werner Rietschle Holding GmbH ("Rietschle"), a privately held company based in Schopfheim, Germany. See Note 3 in the notes to consolidated financial statements. Rietschle's operating results are included in the Company's operating results since the data of acquisition.

The Company's 2002 net income of $32.7 million was the highest in the Company's history. Included in this amount was approximately $.5 million related to Rietschle's operating results after netting interest expense on acquisition debt and other transaction related expenses. The 2002 net income was positively impacted by the change in accounting for goodwill required by Statement of Financial Accounting Standards (SFAS) No. 142, which was effective January 1, 2002, and eliminated the recording of goodwill amortization. Compared to 2001, this change in accounting increased 2002 net income by $3.3 million. Excluding the impact of Rietschle's operating results and the accounting change, net income for 2002 would have been $28.8 million or 2.3% higher than the $28.2 million reported in 2001. The 2001 net income was 6.4% below the 2000 net income of $30.1 million, which included non-recurring, after-tax gains of $1.3 million related to the proceeds from a life insurance policy and sale of securities that were partially offset in 2000 by an after-tax charge of $.6 million related to environmental costs. The net impact of these items in 2000 was $.05 per share.

PUMP AND COMPRESSOR SEGMENT
Net sales for the Pump and Compressor Segment in 2002 increased 30.4% to $240.6 million compared to $184.4 million for 2001. Included in 2002 was $49.9 million related to Rietschle net sales after August 29, 2002. Excluding the Rietschle net sales, 2002 net sales would have increased 3.4%. Also favorably impacting the 2002 net sales were the effects of exchange rates. If measured in constant exchange rates and when excluding the Rietschle net sales, 2002 net sales would have increased 2.2%. When excluding the Rietschle net sales and the effects of exchange rates, the North American, European and Asia Pacific operations reported increases in net sales for 2002 compared to 2001. North America and Europe were slightly ahead of 2001 due to the strength in the automotive market, which was partially offset by softness in the certain environmental and medical markets in 2002. Asia Pacific operations reported increases of 23.4%, when excluding Rietschle and exchange rate impacts, due primarily to strength in the environmental market. The 2001 net sales for the Pump and Compressor Segment of $184.4 million was $4.4 million, or 2.4%, lower than the 2000 net sales of $188.8 million. The shortfall in sales in 2001 came primarily from the North American operations due to the softness in the industrial, environmental and construction markets. Sales for 2001 in our European operations were flat in U.S. dollars, but would have been $2.1 million higher, if measured in constant exchange rates. This increase in sales, at constant exchange rates, was due to strength in our medical and automotive markets in Europe. Sales for 2001 in our Asia Pacific operations increased $1.1 million, or 11.7%, when measured in U.S. dollars. If measured at constant exchange rates, the Asia Pacific sales would have increased an additional $1.1 million in 2001. The increase in Asia Pacific was due primarily to strength in the medical, environmental, and industrial markets.

Gross profit for the Pump and Compressor Segment was $85.7 million, or 35.6% of sales in 2002, compared to $65.8 million, or 35.7%, in 2001. Excluding Rietschle's operating results in 2002, the Company's 2002 gross profit percent would have been 35.9%. Also included in 2002 was a $.6 million write-down of a long-lived asset, which was offset by $.5 million favorable impact due to the accounting change for goodwill amortization. Excluding Rietschle, the asset write-down, and the goodwill amortization impact, the 2002 gross profit percent would have been 36.0% versus the 35.7% in 2001. This improvement was primarily due to improved plant utilization creating more favorable manufacturing variances, favorable purchase price variance, and cost reductions. The 2001 gross profit of $65.8 million, or 35.7%, was slightly lower than the 2000 gross profit of $68.0 million, or 36.0%.

The Pump and Compressor Segment's selling, general and administrative (SG&A) expenses were $54.0 million, or 22.5% of sales, in 2002, compared to $37.3 million, or 20.2%, in 2001. These exclude corporate expenses which are discussed in a separate section below. Excluding Rietschle's SG&A expenses, the 2002 SG&A expenses would be at 20.4% of sales. The 2001 SG&A expenses were $37.3 million, or 20.2%, compared to $36.4 million, or 19.3% in 2000. When excluding Rietschle for 2002, the 2002 SG&A expenses were slightly higher than 2001. The 2001 SG&A expenses were higher compared to 2000. This was primarily due to increased research and development expenses in 2001, which were 5.6% of sales, compared to 2000, which were at 5.1% of sales. The Company also has increased its presence in Asia Pacific during 2002 and 2001, which has increased SG&A expenses, but which should lead to further growth in this region in the future.

Operating income in 2002 for the Pump and Compressor Segment increased 11.2% to $31.7 million compared to $28.5 million for 2001. Included in 2002 were $2.3 million related to Rietschle operating income after August 29, 2002. Excluding the Rietschle operating income, 2002 operating income would have increased 3.3%. Also favorably impacting the 2002 operating income were the effects of exchange rates. If measured in constant exchange rates and when excluding Rietschle, 2002 operating income would have increased 2.3%. The 2002 results were positively impacted by $.5 million, due to the accounting change for goodwill amortization. When excluding Rietschle and the effects of exchange rates, the North American and Asia Pacific operations had increases in operating income for 2002 compared to 2001, while the European operations came in below 2001. The North American operations posted a 5.7% improvement in operating income in 2002 due to improved manufacturing variances, favorable purchase price variances, and a $.3 million favorable impact from not recording goodwill amortization in 2002. Operating income for the European operations was lower in 2002 due to unfavorable sales mix, a $.6 million write-down of a long-lived asset, and $.8 million write-off of certain accounts receivable and inventory related to one customer. These were partially offset by a $.2 million favorable impact from not recording goodwill amortization in 2002. Asia Pacific operations had higher operating income in 2002 primarily due to higher volume and favorable sales mix. Operating income for the Pump and Compressor Segment in 2001 decreased to $28.5 million, or 9.9% lower than the $31.6 million level in 2000. The 2001 decrease was due to several factors including pricing pressures, unfavorable manufacturing variances due to lower plant utilization, $1.0 million in unfavorable exchange rate effects when measured in constant exchange rates, and overall general softness in the economy.

LIGHTING SEGMENT
As disclosed in the Notes 1 and 2 to the consolidated financial statements, The Genlyte Group (Genlyte) and Thomas formed the Genlyte Thomas Group LLC
(GTG) on August 30, 1998. The Lighting Segment's operating income includes our 32% interest in the GTG joint venture, as well as expenses related to Thomas Industries stock options issued to GTG employees and our amortization of Thomas' excess investment in GTG for periods prior to January 1, 2002. The Lighting Segment's operating income was $28.8 million in 2002 compared to $24.8 million in 2001. This $4.0 million increase in 2002 was primarily related to the positive impact of not recording $3.8 million of goodwill amortization due to the accounting change. This $3.8 million impact includes $2.1 million related to the 2001 amortization of Thomas' excess investment and $1.7 million, which represents Thomas' 32% interest in GTG's $5.2 million of goodwill amortization in 2001. Excluding the impact from the accounting change, GTG was able to achieve slightly higher earnings even when sales were down 1.5%. This was accomplished due to sales mix and cost reduction efforts. The Lighting Segment's operating income was $24.8 million in 2001 compared to $24.6 million in 2000. This .08% increase was due in part to the full year favorable impact in 2001 of the acquisition by GTG of Chloride Systems and Translite during the fourth quarter of 2000, which were partially offset by lower operating income due to lower sales levels in the stock and flow goods business.

Under the terms of the LLC Agreement, at any time on or after January 31, 2002, Thomas has the right (a "put right"), but not the obligation, to require GTG to purchase all, but not less than all, of Thomas' ownership interest in GTG at the applicable purchase price. The purchase price shall be equal to the "Fair Market Value" of GTG multiplied by Thomas' ownership percentage in GTG. The "Fair Market Value" means the value of the total interests in GTG computed as a going concern, including the control premium.

Also under the terms of the LLC Agreement, on or after the later to occur of
(1) the final settlement or disposition of Genlyte's case related to the Keene Creditors Trust lawsuit against Genlyte and others, or (2) January 31, 2002, either Thomas or Genlyte has the right, but not the obligation to buy the other parties' interest in GTG (the "offer right"). If Thomas and Genlyte cannot agree on the terms, then GTG shall be sold to the highest bidder. Either party may participate in the bidding for the purchase of GTG. As of February 8, 2003, neither party has the ability to exercise this right.

Further explanation can be found in our Joint Proxy Statement dated July 23, 1998, which is on file with the SEC. The Company will continue to review alternatives with respect to GTG.

CORPORATE
As noted in the Segment Disclosure note in the consolidated financial statements (Note 12), consolidated operating income includes corporate expenses. Corporate expenses were $6.0 million for 2002, compared to $6.1 million for 2001 and $7.7 million for 2000. The 2000 corporate expenses included a charge of $1.0 million related to environmental costs.

Interest expense for 2002 was $3.4 million compared to $3.6 million for 2001. The 2002 amount includes $1.0 million related to the Rietschle acquisition. Excluding Rietschle related amounts, the 2002 interest expense was $2.4 million. The reduction in 2002, when excluding the Rietschle acquisition, was primarily related to the $7.7 million payment of long-term debt on January 31, 2002, which carried a 9.36% annual interest rate, as well as higher short-term and other long-term borrowing levels in 2001. Interest rates were also lower in 2002 compared to 2001. Interest expense for 2001 of $3.6 million decreased $.4 million, or 9.1%, from $4.0 million in 2000, due primarily to the lower levels of long-term debt, which were partially offset by higher levels of short-term borrowings during 2001.

Interest income and other for 2002 was $22 thousand compared to $1.5 million in 2001. The 2002 amount includes net expenses of $.2 million related to the Rietschle acquisition, which primarily related to foreign currency losses. Excluding the Rietschle amounts, the reduction in 2002 was primarily related to a $22.3 million note receivable with GTG, from which the Company received interest income in 2001. GTG paid off this $22.3 million note in November 2001 and the Company used some of these proceeds to partially pay down long-term debt. Interest income and other in 2001 of $1.5 million was $2.3 million lower than the $3.8 million reported in 2000. The $3.8 million in 2000 included a non-taxable gain of $.8 million from the proceeds of a life insurance policy and a gain of $.8 million from the sale of securities.

Income tax provisions were $18.5 million, $16.9 million and $18.2 million in 2002, 2001 and 2000, respectively. The effective income tax rate was 36.1% in 2002, compared to 37.5% in 2001 and 37.7% in 2000. The decline in the effective tax rate in 2002 was primarily due to the accounting change related to goodwill amortization and to a higher proportion of foreign earnings in GTG's 2002 results, for which taxes are provided for in GTG's equity earnings.

The Company, like other manufacturers, is subject to environmental rules and regulations regarding the use, disposal, and cleanup of substances regulated under environmental protection laws. It is the Company's policy to comply with these rules and regulations, and the Company believes that its practices and procedures are designed to comply with its policy. The Company is involved in remedial efforts at certain of its present and former locations, and when costs can be reasonably estimated, the Company records appropriate liabilities for such matters. The Company does not believe that the ultimate resolution of environmental matters will have a material adverse effect on its financial position, results of operations, or liquidity.

At December 31, 2002, the Company employed approximately 2,260 people, of which 1,170 relate to Rietschle's operations.

LIQUIDITY AND SOURCES OF CAPITAL
Cash and cash equivalents decreased $10.6 million to $18.9 million at December 31, 2002, compared to $29.5 million and $13.9 million at December 31, 2001 and 2000, respectively. This decrease was primarily related to the $7.7 million long-term debt payment on January 31, 2002, as well as $10.9 million used to pay down Rietschle bank debt on August 29, 2002. The increase of $15.6 million in 2001 was primarily due to the collection of a $22.3 million note from GTG in November 2001. Cash flows from operations were $27.6 million in 2002 compared to $21.9 million in 2001 and $28.0 million in 2000.

Cash flows from operations have exceeded Thomas' capital requirements for net property additions and dividends for the last three years, providing additional funds for treasury stock purchases in 2001 and 2000, totaling $16.1 million, as well as payment towards reducing debt levels.

Dividends paid in 2002 were $5.3 million compared with $5.0 million in 2001 and $4.7 million in 2000. The 2002 dividends increased primarily due to the issuance of 1.8 million shares in connection with the acquisition of Rietschle. The Company increased its quarterly dividend per share from $.075 to $.085, effective with the April 1, 2001 dividend.

The following summarizes the Company's contractual obligations at December 31, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

                                                 Less than    1-3       After
(In thousands)                           Total    1 year     years     3 years
--------------------------------------------------------------------------------
Contractual obligations:
Long-term debt, including current      $113,409  $  9,362  $ 96,770   $  7,277
portion
Non-cancelable operating lease           18,970     4,401     6,545      8,024
obligations
Notes payable to banks                    1,460     1,460         -          -
Other long-term obligations                 881       209       418        254
                                       -----------------------------------------
Total contractual obligations          $134,720  $ 15,432  $103,733   $ 15,555
                                       =========================================

As of December 31, 2002, the Company had standby letters of credit totaling $4,410,000 with expiration dates during 2003. The Company anticipates that these letters of credit will be renewed at their expiration dates.

The Company announced in December 1999 that it planned to repurchase, from time to time depending on market conditions and other factors, up to 15 percent, or 2,373,000 shares, of its outstanding Common Stock in the open market or through privately negotiated transactions at the prevailing market prices. During 2002, no purchases were made. Through December 31, 2002, the Company has purchased, on a cumulative basis, 879,189 shares at a cost of $17.3 million, or an average cost of $19.72 per share. The Company plans to fund any purchase of Company stock through a combination of cash flows generated from operating activities and our revolving line of credit.

The Company's long-term debt bears interest at fixed rates, with the exception of the $1.25 million Industrial Revenue Bond and the $78.0 million revolving line of credit facility that accrue interest at variable rates, but which can be fixed for six month intervals. Short-term borrowings of $1.5 million at December 31, 2002, are priced at variable interest rates. The Company's results of operations and cash flows, therefore, would only be affected by interest rate changes to its variable rate debt. At December 31, 2002, $80.7 million was outstanding. A 100 basis point movement in the interest rate on the variable rate debt of $80.7 million would result in an $807,000 annualized effect on interest expense and cash flows ($516,000 net of tax).

The Company also has short-term investments, including cash equivalents, of $13.5 million as of December 31, 2002 that bear interest at variable rates. A 100 basis point movement in the interest rate would result in an approximate $135,000 annualized effect on interest income and cash flows ($86,000 net of tax).

The fair value of the Company's long-term debt is estimated based on current interest rates offered to the Company for similar instruments. A 100 basis point movement in the interest rate would result in an approximate $260,000 annualized effect on the fair value of long-term debt ($166,000 net of tax).

The Company has significant operations consisting of sales and manufacturing activities in foreign countries. As a result, the Company's financial results could be significantly affected by factors such as changes in currency exchange rates or changing economic conditions in the foreign markets in which the Company manufactures or distributes its products. Currency exposures for our Pump and Compressor Segment are concentrated in Germany but exist to a lesser extent in other parts of Europe, Asia, and South America. Our Lighting Segment currency exposure is primarily in Canada.

Working capital increased from $46.0 million at December 31, 2001, to $82.0 million at December 31, 2002, primarily due to the Rietschle acquisition on August 29, 2002. Working capital increased from $30.7 million at December 31, 2000, to $46.0 million at December 31, 2001, primarily due to proceeds received from GTG's note payment. This was partially offset by long-term debt payments.

                                                         December 31
                                                -------------------------------
(Dollars in thousands)                            2002       2001      2000
-------------------------------------------------------------------------------
Working capital                                 $ 82,030  $ 45,978   $ 30,677
Current ratio                                       2.66      2.52       1.94
Long-term debt, less current portion            $104,047  $ 24,938   $ 40,727
Long-term debt to total capital                     24.9%      9.5%      15.8%

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth, and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $102.3 million are not restricted at December 31, 2002. Thomas is in compliance with all covenants or other requirements set forth in its borrowing agreements. In the event of non-compliance or if Thomas prepays the debt, then Thomas would incur a penalty. At December 31, 2002, the prepayment penalty would have been approximately $1.9 million on a pre-tax basis.

As of December 31, 2002, the Company had a $120 million revolving line of credit with its banks through August 28, 2005, $78 million of which was outstanding. This line of credit was used to fund the cash payment of $83 million for the Rietschle acquisition and to support the short-term needs of the business for working capital changes, fixed asset additions, and general business use. As of December 31, 2002, the Company had uncommitted short-term borrowing arrangements being used by some of its foreign offices which totalled $1.5 million. As of December 31, 2002 and 2001, except as described above related to the GTG joint venture, management was aware of no relationships with any other unconsolidated entities, financial partnerships, structured finance entities, or special purpose entities which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

NEW ACCOUNTING PRONOUNCEMENTS
In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements established new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141, effective July 1, 2001, eliminates the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, effective January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company implemented SFAS 141 and 142 in 2002. See note 2 to the consolidated financial statements for the pro forma effects of the non-amortization provision of SFAS 142.

In August 2001 the FASB issued SFAS No. 144. This statement superceded SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, an Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. We adopted the provisions of SFAS No. 144 as of January 1, 2002. See Note 2 to the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also establishes that fair value is the objective for initial measurement of the liability. The Company will adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002.

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

The statements contained in the foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as other statements contained in this Annual Report and statements contained in future filings with the Securities and Exchange Commission and publicly disseminated press releases, and statements which may be made from time to time in the future by management of the Company in presentations to shareholders, prospective investors, and others interested in the business and financial affairs of the Company, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Any projections of financial performance or statements concerning expectations as to future developments should not be construed in any manner as a guarantee that such results or developments will, in fact, occur. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company referred to above are also subject to the following risks and uncertainties:

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

o The Pump and Compressor Segment has the leading market share in the oxygen concentrator Original Equipment Manufacturers (OEM) market worldwide. The Company's market share could be reduced significantly due to a competitor, the vertical integration by our customers, or new technology replacing compressed air in oxygen concentrators. The loss of market share in the oxygen concentrator OEM market could have a significant affect on the Company's results.

o GTG, which comprises the Company's Lighting Segment, participates in highly competitive markets that are dependent on the level of residential, commercial, and industrial construction activity in North America. Changes in interest rates, consumer preferences, office and plant occupancy rates, and acceptance of new products affect the Lighting Segment.

o As the Company's business continues to expand outside the United States, the Company could experience currency exchange rate fluctuations. The Company could also be affected by nationalizations; unstable governments, economies, or legal systems; terrorist attacks; or inter-governmental disputes. These currency, economic, and political uncertainties may affect the Company's results.

o With the Rietschle acquisition, the Company is in the process of integrating the Rietschle business. There can be no assurance that the integration will occur in a timely fashion or in a manner which will allow the Company to realize the full benefit of its strategies. As part of the integration process, the Company plans on achieving certain synergies. There can be no assurance that the synergies will be realized in a timely manner.

o With the Rietschle acquisition, the Company has a larger percentage of its net assets exposed to foreign currency risks. As a result, this increased exposure to foreign currency risks may adversely affect the Company's results.

o With the Rietschle acquisition, the Company has a leading market share in supplying compressors and systems to the printing industry worldwide. The Company's market share could be reduced significantly due to competition or technology. The loss of market share in the printing industry could have a significant adverse affect on the Company's results.

The forward-looking statements made by the Company are based on estimates that the Company believes are reasonable. However, the Company's actual results could differ materially from such estimates and expectations as a result of being positively or negatively affected by the factors as described above, as well as other unexpected, unanticipated, or unforeseen factors.

COMMON STOCK MARKET PRICES AND DIVIDENDS
The Company's common stock is traded on the New York Stock Exchange (ticker symbol TII). On February 8, 2003, there were 1,912 security holders of record. High and low stock prices and dividends for the last two years were:

                                   2002                      2001
-----------------------------------------------------------------------------
                                           CASH                      Cash
                                         DIVIDENDS                 Dividends
                         MARKET PRICE    DECLARED   Market Price   Declared
                        ---------------- --------- --------------- ---------
Quarter Ended            HIGH     LOW               High     Low
-----------------------------------------------------------------------------
March 31                 $29.25  $24.12   $.085     $27.30  $20.19   $.085
June 30                   30.50   27.35    .085      29.50   20.65    .085
September 30              28.55   22.50    .085      28.90   20.20    .085
December 31               29.50   23.85    .085      27.22   20.98    .085

CONSOLIDATED STATEMENTS OF INCOME

                                                   Years ended December 31
                                             -----------------------------------
(In thousands, except share data)               2002        2001        2000
--------------------------------------------------------------------------------

Net sales                                    $ 240,602   $ 184,382   $ 188,824

Cost of products sold                          154,904     118,625     120,835
                                             -----------------------------------
Gross profit                                    85,698      65,757      67,989

Selling, general and administrative expenses    59,989      43,411      44,070
Equity income from GTG                          28,804      24,835      24,575
                                             -----------------------------------
Operating income                                54,513      47,181      48,494

Interest expense                                 3,370       3,630       3,995
Interest income and other                           22       1,489       3,799
                                             -----------------------------------
Income before income taxes and minority         51,165      45,040      48,298
interest

Income taxes                                    18,452      16,870      18,213
                                             -----------------------------------
Income before minority interest                 32,713      28,170      30,085

Minority interest, net of tax                       21           -           -
                                             -----------------------------------
Net income                                   $  32,692   $  28,170   $  30,085
                                             ===================================

Net income per share--Basic                  $    2.06   $    1.86   $    1.95
Net income per share-Diluted                 $    2.00   $    1.80   $    1.91

Dividends declared per share                 $    0.34   $    0.34   $    0.30

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

                                                              December 31
                                                        ------------------------
(In thousands)                                             2002        2001
--------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                            $  18,879   $  29,500
   Accounts receivable, net                                50,067      21,026
   Inventories                                             52,800      20,696
   Deferred income taxes                                    4,407       2,497
   Other current assets                                     5,325       2,442
                                                        ------------------------
Total current assets                                      131,478      76,161

Property, plant and equipment, net                         91,591      39,770
Investment in GTG                                         188,810     179,219
Goodwill                                                   55,669       9,244
Other intangible assets, net                               19,299         958
Other assets                                                4,169       1,362
                                                        ------------------------
Total assets                                            $ 491,016   $ 306,714
                                                        ========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                        $   1,460   $       -
   Accounts payable                                        15,496       6,861
   Accrued expenses and other current liabilities          21,442      11,738
   Dividends payable                                        1,455       1,295
   Income taxes payable                                       233       2,501
   Current portion of long-term debt                        9,362       7,788
                                                        ------------------------
Total current liabilities                                  49,448      30,183

Deferred income taxes                                       5,163       5,349
Long-term debt, less current portion                      104,047      24,938
Long-term pension liability                                10,621       2,892
Other long-term liabilities                                 7,336       5,639
                                                        ------------------------
Total liabilities                                         176,615      69,001

Minority interest                                              34           -

Shareholders' equity:
   Preferred stock, $1 par value, 3,000,000 shares
     authorized - none issued                                   -           -
   Common stock, $1 par value, shares authorized:
     60,000,000; shares issued:  2002 - 17,947,630;
     2001 - 17,855,511                                     17,948      17,856
   Capital surplus                                        133,964     114,342
   Deferred compensation                                      846         739
   Treasury stock held for deferred compensation             (846)       (739)
   Retained earnings                                      185,351     158,161
   Accumulated other comprehensive income (loss)          (10,837)    (14,189)
   Less cost of treasury shares: 822,339 shares in
     2002; 2,622,339 shares in 2001                       (12,059)    (38,457)
                                                        ------------------------
Total shareholders' equity                                314,367     237,713
                                                        ------------------------
Total liabilities and shareholders' equity              $ 491,016   $ 306,714
                                                        ========================

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   Years ended December 31
                                             -----------------------------------
(In thousands)                                  2002        2001        2000
--------------------------------------------------------------------------------
COMMON STOCK:
   Beginning of year                         $  17,856   $  17,670   $  17,567
   Stock options exercised                          89         171          76
   Shares issued to deferred share trust             3          14          20
   Other                                             -           1           7
                                             -----------------------------------
      End of year                               17,948      17,856      17,670

CAPITAL SURPLUS:
   Beginning of year                           114,342     112,027     110,988
   Treasury shares issued in connection
     with acquisition                           18,356           -           -
   Stock options exercised                         657       1,278         480
   Tax benefit from options exercised and other    517         691         183
   Shares issued to deferred share trust            92         346         376
                                             -----------------------------------
      End of year                              133,964     114,342     112,027

DEFERRED COMPENSATION:
   Beginning of year                               739         401           -
   Deferred compensation                           107         338         401
                                             -----------------------------------
      End of year                                  846         739         401

TREASURY STOCK HELD FOR DEFERRED
COMPENSATION:
   Beginning of year                              (739)       (401)          -
   Increase in treasury stock held for
     deferred compensation                        (107)       (338)       (401)
                                             -----------------------------------
      End of year                                 (846)       (739)       (401)

RETAINED EARNINGS:
   Beginning of year                           158,161     135,153     109,689
   Net income                                   32,692      28,170      30,085
   Cash dividends declared                      (5,502)     (5,162)     (4,621)
                                             -----------------------------------
      End of year                              185,351     158,161     135,153

ACCUMULATED OTHER COMPREHENSIVE INCOME
(LOSS):
   Beginning of year                           (14,189)     (9,058)     (6,385)
   Other comprehensive income (loss)(1)          3,352      (5,131)     (2,673)
                                             -----------------------------------
      End of year                              (10,837)    (14,189)     (9,058)

TREASURY STOCK:
   Beginning of year                           (38,457)    (38,390)    (22,377)
   Treasury stock purchased                          -         (67)    (16,013)
   Treasury shares issued in connection
     with acquisition                           26,398           -           -
                                             -----------------------------------
      End of year                              (12,059)    (38,457)    (38,390)
                                             -----------------------------------

TOTAL SHAREHOLDERS' EQUITY                   $ 314,367   $ 237,713   $ 217,402
                                             ===================================

(1) A reconciliation of net income to total comprehensive income follows.

                                                   Years ended December 31
                                             -----------------------------------
(In thousands)                                  2002        2001        2000
--------------------------------------------------------------------------------
Net income                                   $  32,692   $  28,170   $  30,085
Other comprehensive income (loss):
   Minimum pension liability                    (6,783)     (3,032)        (89)
      Related tax expense                        2,476       1,137          34
   Foreign currency translation                  7,659      (3,236)     (2,618)
                                             -----------------------------------
Total change in other comprehensive income
  (loss)                                         3,352      (5,131)     (2,673)
                                             -----------------------------------

Total comprehensive income                   $  36,044   $  23,039   $  27,412
                                             ===================================

Accumulated other comprehensive loss was comprised of foreign currency translation losses of $4,580,000, $12,239,000 and $9,003,000, and minimum pension liabilities, net of tax, of $6,257,000, $1,950,000 and $55,000, at December 31, 2002, 2001, and 2000, respectively.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Years ended December 31
                                             -----------------------------------
(In thousands)                                  2002        2001        2000
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                   $  32,692   $  28,170   $  30,085
Adjustments to reconcile net income to net
   cash provided by operating activities:
      Depreciation and intangible amortization  10,468       7,913       7,463
      Goodwill amortization                          -         483         460
      Impairment loss of long-lived asset          594           -           -
      Deferred income taxes                        621      (1,045)      1,010
      Equity income from GTG                   (28,804)    (24,835)    (24,575)
      Distributions from GTG                    13,785      11,592      13,797
      Other items                                  697         495         216
      Changes in operating assets and
         liabilities net of effect of
         acquisitions:
            Accounts receivable                 (2,344)        255      (2,076)
            Inventories                            555         761      (3,467)
            Accounts payable                    (1,379)       (383)       (325)
            Income taxes payable                (1,663)        136       1,546
            Accrued expenses and other
               current liabilities               1,523      (2,028)      1,890
            Other                                  828         385       1,969
                                             -----------------------------------
Net cash provided by operating activities       27,573      21,899      27,993

INVESTING ACTIVITIES
Purchases of property, plant and equipment      (8,358)     (8,548)    (10,888)
Sales of property, plant and equipment             828          42         131
Proceeds from GTG note receivable                    -      22,287          -
Purchase of Rietschle (net of cash acquired)   (84,898)          -          -
                                             -----------------------------------
Net cash (used in) provided by investing       (92,428)     13,781     (10,757)
activities

FINANCING ACTIVITIES
Payments on short-term debt                       (642)          -          -
Payments on long-term debt                     (22,173)    (17,787)     (7,784)
Proceeds from long-term debt                    80,000       2,000       8,000
Treasury stock purchased                             -         (67)    (16,013)
Dividends paid                                  (5,342)     (4,997)     (4,679)
Other                                              745       1,449       1,097
                                             -----------------------------------
Net cash provided by (used in) financing        52,588     (19,402)    (19,379)
  activities

Effect of exchange rate changes                  1,646        (719)       (403)
                                             -----------------------------------
Net (decrease) increase in cash and cash       (10,621)     15,559      (2,546)
  equivalents
Cash and cash equivalents at beginning of
  year                                          29,500      13,941      16,487
                                             -----------------------------------
Cash and cash equivalents at end of year     $  18,879   $  29,500   $  13,941
                                             ===================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
   Non-cash items:
      Issuance of treasury shares in
         connection with acquisition         $  44,754   $       -   $      -
      Capital lease arrangements             $   1,292   $       -   $      -

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS
Thomas Industries Inc. and subsidiaries (the Company or Thomas) and affiliates operate in two business segments: the pump and compressor segment and the lighting segment. The Company designs, manufactures and sells pumps and compressors for use in global original equipment manufacturing (OEM) applications as well as construction equipment, systems and laboratory equipment. The Company also provides aftermarket service and spare parts to support OEM customers around the world. Manufacturing facilities and sales and distribution operations are located in North America and Europe, with additional sales and distribution operations located in Asia, Australia and South America. The Company operates in the lighting segment through its 32% interest in the Genlyte Thomas Group LLC (GTG). GTG, which was formed August 30, 1998 as discussed below, designs, manufactures, markets and sells lighting products principally in North America for commercial, industrial and residential applications.

2. ACCOUNTING POLICIES
BASIS OF PRESENTATION
Effective August 30, 1998, the Company and The Genlyte Group (Genlyte) formed GTG, combining Thomas' and Genlyte's lighting businesses. Genlyte has a 68% interest in GTG, and Thomas holds a 32% interest, which is accounted for using the equity method of accounting.

At December 31, 2002, Thomas' investment in GTG exceeded its underlying equity in net assets by $55,699,000, which represents goodwill associated with the formation of GTG that is included in the GTG investment balance. For each of the years ended December 31, 2001 and 2000, equity income was reduced by $2,116,000 for straight-line amortization of the excess investment. No amortization was recorded in 2002 (see "New Accounting Pronouncements" below).

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company. Affiliates not required to be consolidated are accounted for using the equity method, under which the Company's share of earnings of these affiliates is included in income as earned. Intercompany accounts and transactions are eliminated.

USE OF ESTIMATES
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of liquid investments with maturities of three months or less.

INVENTORIES
Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method represented approximately 27% and 37% of consolidated inventories at December 31, 2002 and 2001, respectively. Inventories not on LIFO are valued using the first-in, first-out (FIFO) method. Inventories at December 31 consist of the following:

(In thousands)                                             2002        2001
--------------------------------------------------------------------------------
Finished goods                                          $  23,108   $   6,311
Raw materials                                              17,722      10,882
Work in process                                            11,970       3,503
                                                        ------------------------
Total inventories                                       $  52,800   $  20,696
                                                        ========================

On a current cost basis, inventories would have been $4,469,000 and $4,472,000 higher than reported at December 31, 2002 and 2001, respectively.

PROPERTY, PLANT AND EQUIPMENT
The cost of property, plant and equipment is depreciated principally by the straight-line method over their estimated useful lives ranging from 3 to 31.5 years. Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized. Property, plant and equipment at December 31 consisted of the following:

(In thousands)                                             2002        2001
--------------------------------------------------------------------------------
Land                                                    $   6,631   $     771
Buildings                                                  38,019      16,283
Leasehold improvements                                      5,115       3,245
Machinery and equipment                                   103,986      72,079
                                                        ------------------------
                                                          153,751      92,378
Accumulated depreciation and amortization                 (62,160)    (52,608)
                                                        ------------------------
Total property, plant and equipment, net                $  91,591   $  39,770
                                                        ========================

Depreciation expense relating to property, plant and equipment, which includes capital lease items, was approximately $9,772,000, $7,881,000 and $7,447,000 during 2002, 2001 and 2000, respectively.

Capital leases for land, building, machinery and equipment, autos and software included above were $11,433,000 at December 31, 2002. Accumulated depreciation on capital leases was $725,000 at December 31, 2002.

GOODWILL AND OTHER INTANGIBLE ASSETS
Beginning in 2002 with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite lived intangible assets are no longer amortized, but instead tested at least annually for impairment based upon anticipated future cash flows. If facts and circumstances lead the Company's management to believe that the cost of one of its assets may be impaired, the Company will evaluate the extent to which that cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset's carrying amount and write down that carrying amount to market value to the extent necessary. Prior to 2002, goodwill was amortized using the straight-line method over its estimated period of benefit of 30 to 40 years (see "New Accounting Pronouncements" below).

LONG-LIVED ASSETS
Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead the Company's management to believe that the cost of one of its assets may be impaired, the Company will evaluate the extent to which that cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset's carrying amount and write down that carrying amount to market value to the extent necessary (see "New Accounting Pronouncements" below).

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

FOREIGN CURRENCY TRANSLATION
The local currency is the functional currency for the Company's foreign subsidiaries. Operating results are translated into U.S. dollars using monthly average exchange rates, while balance sheet accounts are translated using year-end exchange rates. The resulting translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders' equity.

REVENUE RECOGNITION
Revenue from product sales is recognized upon title transfer, which generally occurs upon shipment. Credit is extended based on local business customs and practices, and collateral is generally not required.

RESEARCH AND DEVELOPMENT COSTS
Research and development costs, which include costs of product improvements and design, are expensed as incurred ($11,789,000 in 2002, $10,369,000 in 2001 and $9,721,000 in 2000).

SHIPPING AND HANDLING COSTS
In September 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." The EITF requires that all shipping and handling amounts billed to a customer in a sale transaction be classified as revenue. The EITF also states that a company cannot net the shipping and handling costs against the shipping and handling revenues in the financial statements. In addition to shipping and handling costs included in cost of products sold, the Company also has shipping and handling costs included in selling, general and administrative expenses totaling $1,736,000, $1,303,000 and $1,309,000 for 2002, 2001 and
2000, respectively.

PRODUCT WARRANTY COSTS
The Company generally offers warranties for most of its products for periods from one to five years. The specific terms and conditions of these warranties vary depending on the product sold and country in which the Company does business. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Changes in the Company's warranty liability for the year ended December 31 are as follows:

(In thousands)                                          2002        2001
-----------------------------------------------------------------------------
Balance, beginning of year                           $    1,018  $    1,080
Warranties issued during the year                         2,138       1,491
Settlements made during the year                         (2,147)     (1,553)
Warranty liability assumed in acquisition of business     1,665           -
                                                     ------------------------
Balance, end of year                                 $    2,674  $    1,018
                                                     ========================

ADVERTISING COSTS
Advertising costs consist of development and placement costs for advertising campaigns and are charged to expense when incurred. Advertising expense was $2,142,000, $1,389,000 and $1,564,000 in 2002, 2001 and 2000, respectively.

STOCK-BASED COMPENSATION
Stock options are granted under various stock compensation programs to employees and independent directors (see Note 8, "Shareholders' Equity"). The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Included in stock option activity, but accounted for in accordance with SFAS No. 123, are options granted to GTG employees, for which the Company has recorded compensation expense. This compensation expense, shown net of tax, is also included in the pro forma information below.

The Company's pro forma information in accordance with SFAS No. 123 is as follows:

(In thousands, except share data)               2002        2001        2000
--------------------------------------------------------------------------------
Net income (as reported)                     $   32,692  $   28,170  $   30,085
Add: Stock-based compensation expense to
   GTG employees included in reported net
   income, net of related tax effects.              190         155          26
Deduct: Total stock-based employee
   compensation determined under fair value
   based method for all awards, net of
   related tax effects.                            (966)       (952)       (968)
                                             -----------------------------------
Net income (pro forma)                       $   31,916  $   27,373  $   29,143
                                             ===================================
Net income per share (Basic) -   As reported $     2.06  $     1.86  $     1.95
                                 Pro forma         2.01        1.80        1.89

Net income per share (Diluted) - As reported       2.00        1.80        1.91
                                 Pro forma         1.95        1.75        1.84

NEW ACCOUNTING PRONOUNCEMENTS
In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 141 also specifies criteria for the recognition of identifiable intangible assets separately from goodwill (see Note 3, "Acquisitions").

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but will be reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The Company's goodwill amortization recorded prior to January 1, 2002, consisted of amortization from both operating segments. The Pump and Compressor Segment's goodwill amortization was recorded on a pre-tax basis in cost of sales. The Lighting Segment's (GTG's) goodwill amortization resulted from two separate components. The first component is related to Thomas' excess investment in GTG where Thomas' investment exceeded its underlying equity in net assets, which resulted in goodwill which was being amortized prior to January 1, 2002. This straight-line amortization of $2,116,000 on a pre-tax basis was netted in with our equity earnings from GTG. The second component relates to goodwill amortization which was previously recorded within GTG's operating results. The Company would receive its 32% share of this goodwill amortization through the recording of its 32% of GTG's net income. The goodwill amortization is separately identified in the table below.

The following table provides comparative earnings and earnings per share had the non-amortization provisions of SFAS 142 been adopted for all periods presented:

(In thousands, except share data)              2002        2001        2000
--------------------------------------------------------------------------------
Reported net income                         $   32,692  $   28,170   $   30,085
Add back: Pump and Compressor (P&C)                  -          378         360
   goodwill amortization, net of tax
Add back: Amortization of excess                     -        1,658       1,658
   investment in GTG, net of tax
Add back: Amortization for GTG, net of tax           -        1,307       1,100
                                            ------------------------------------
Adjusted net income                         $   32,692  $   31,513   $   33,203
                                            ====================================

Basic earnings per share:
   Reported net income                      $     2.06  $     1.86   $     1.95
   P&C goodwill amortization                         -         .02          .02
   Amortization of excess investment in GTG          -         .11          .11
   GTG amortization                                  -         .09          .07
                                            ------------------------------------
   Adjusted net income                      $     2.06  $     2.08   $     2.16
                                            ====================================

Diluted earnings per share:
   Reported net income                      $     2.00  $     1.80   $     1.91
   P&C goodwill amortization                         -         .02          .02
   Amortization of excess investment in GTG          -         .11          .11
   GTG amortization                                  -         .08          .07
                                            ------------------------------------
   Adjusted net income                      $     2.00  $     2.02   $     2.10
                                            ====================================

The changes in net carrying amount of goodwill for the year ended December 31, 2002 were as follows (in thousands):

Balance as of December 31, 2001                    $   9,244
Rietschle acquisition                                 49,160
Translation adjustment and other                      (2,735)
                                                   -----------
Balance as of December 31, 2002                    $  55,669
                                                   ===========

The goodwill included in the balance sheets is related to the Pump and Compressor Segment.

Certain intangible assets have definite lives and are being amortized. In accordance with SFAS No. 142, the Company evaluated the remaining useful lives of intangible assets as of January 1, 2002, and where appropriate, revisions to the remaining period of amortization were made. Amortizable intangible assets at December 31 consist of the following:

(In thousands)            2002                               2001
---------------------------------------------   --------------------------------
               LIFE      COST    ACCUMULATED      Life      Cost    Accumulated
                                 AMORTIZATION                       Amortization
             --------------------------------   --------------------------------
Licenses       18-19   $    466  $      65        5-20    $    437  $      38
Patents         5-20      5,137        230        5-20          23         16
Other           1-10      2,633        491          40          31         10
                       ----------------------             ----------------------
Total                  $  8,236  $     786                $    491  $      64
                       ======================             ======================

The December 31, 2002 cost amount includes $7.6 million related to the Rietschle acquisition allocated to patents and other intangibles. The total intangible amortization expense for the years ended December 31, 2002, 2001 and 2000 were $696,000, $32,000 and $16,000, respectively.

The estimated amortization expense for the next five years beginning January 1, 2003 through December 31, 2007 is $681,000 per year.

In connection with the Rietschle acquisition, $11,158,000 has been preliminarily allocated to non-amortizable trademarks.

Also included in other intangible assets is an intangible asset associated with the minimum pension liability of $691,000 and $531,000 as of December 31, 2002 and 2001, respectively.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) in August 2001. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions for Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. We adopted the provisions of SFAS No. 144 as of January 1, 2002. The Company recorded a $594,000 charge during the fourth quarter of 2002 to write-down certain assets to market value. This was included in the Pump and Compressor Segment's cost of sales in the 2002 income statement.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also establishes that fair value is the objective for initial measurement of the liability. The Company will adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002.

OTHER
Accounts receivable at December 31, 2002 and 2001 was net of an allowance for doubtful accounts of $2,270,000 and $1,103,000, respectively.

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. ACQUISITION
On August 29, 2002, the Company purchased substantially all the assets and liabilities of Werner Rietschle Holding GmbH ("Rietschle"), a privately held company based in Schopfheim, Germany. Rietschle has been a world leader in vacuum and pressure technology, which includes dry-running and oil-lubricated pumps, blowers, compressors, and pressure/vacuum pumps utilizing rotary vane, screw, roots and claw technologies. With the strong Rietschle brand, Thomas wants to pursue further opportunities through cross branding of products, and through growth in markets such as printing, packaging, woodworking and many other applications that fit Rietschle technologies, including fuel cells. The purchase price consisted of $83.3 million in cash and 1,800,000 treasury shares of the Company's common stock, for which fair value was calculated by using the average stock price, determined three days before and after the acquisition date. The Company negotiated a $120.0 million revolving credit facility with a group of banks to finance the cash portion of the purchase price, of which $78.0 million was outstanding as of December 31, 2002. Rietschle's operating results are included in the Company's results since the date of acquisition.

A tentative purchase price allocation was made and reflected in the December 31, 2002 financial statements. This allocation is preliminary as the Company gathers additional information, including appraisals, about the fair value of assets and liabilities acquired. Accordingly, the amounts recorded will change as the allocation is finalized.

Supplemental pro forma information below is presented as though the business combination had been completed as of the beginning of the period presented. The pro forma financial information does not necessarily reflect the results of operations that would have occurred if the Company and Rietschle constituted a single entity during such periods.

                                                         Years ended December 31
                                                         -----------------------
(In thousands, unaudited)                                   2002        2001
--------------------------------------------------------------------------------
   Net sales                                             $ 333,371   $ 325,158
   Net income                                            $  35,581   $  34,320
   Earnings per share-diluted                            $    2.03   $    1.97

The aggregate purchase price consists of (in thousands):

   Cash                                                  $  83,288
   Fair value of Thomas common stock                        44,754
   Transaction costs                                         5,097
                                                         ------------
   Total aggregate purchase price                        $ 133,139
                                                         ============

The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Cash                                     $   3,487
Accounts receivable                         25,121
Inventories                                 29,228
Other current assets                         4,638
Property, plant and equipment               47,976
Other intangibles                           17,558
Other assets                                 3,113
Current liabilities                        (21,977)
Long-term debt                             (19,536)
Other long-term liabilities                 (5,629)
                                         ------------
                                            83,979

Goodwill                                    49,160
                                         ------------
Aggregate purchase price                 $ 133,139
                                         ============

Certain allocations above are based on management's preliminary estimate of assets acquired and liabilities assumed. The valuations of property, plant and equipment and other intangible assets are based on preliminary results of independent appraisals, which are still being reviewed. The property, plant and equipment is being depreciated on a straight-line basis over an estimated useful life ranging from three to fifteen years. The other intangible assets are being amortized on a straight-line basis over a useful life range of five to twelve years, except for $11,158,000 of trademarks, which are not being amortized.

The goodwill associated with the Rietschle acquisition is all allocated to the Pump and Compressor Segment. Approximately $13,000,000 of the Rietschle goodwill is expected to be deductible for tax purposes.

4. NET INCOME PER SHARE
The computation of the numerator and denominator in computing basic and diluted net income per share follows:

(In thousands)                                 2002        2001        2000
--------------------------------------------------------------------------------
Numerator:
   Net income                               $   32,692  $   28,170  $   30,085
                                            ------------------------------------

Denominator:
   Weighted average shares outstanding          15,879      15,168      15,405

Effect of dilutive securities:
   Director and employee stock options             459         441         331
   Employee performance shares                      37          12          41
                                            ------------------------------------
Dilutive potential common shares                   496         453         372
                                            ------------------------------------
Denominator for diluted earnings per
   share-adjusted weighted average shares
   and assumed conversions                      16,375      15,621      15,777
                                            ====================================

The deferred compensation obligation discussed in Note 8, "Shareholders' Equity", is funded with shares of the Company's common stock, which are included in the calculation of basic and diluted earnings per share.

5. EQUITY INVESTMENT
Genlyte Thomas Group LLC (GTG) is an affiliated company accounted for on the equity method. As described in Notes 1 and 2, Thomas and Genlyte formed GTG in August 1998. Under the terms of the LLC Agreement, at any time on or after January 31, 2002, Thomas has the right (a "put right"), but not the obligation, to require GTG to purchase all, but not less than all, of Thomas' ownership interest in GTG at the applicable purchase price. The purchase price shall be equal to the "Fair Market Value" of GTG multiplied by Thomas' ownership percentage in GTG. The "Fair Market Value" means the value of the total interests in GTG computed as a going concern, including the control premium.

Also under the terms of the LLC Agreement, on or after the later to occur of
(1) the final settlement or disposition of Genlyte's case related to the Keene Creditors Trust lawsuit against Genlyte and others, or (2) January 31, 2002, either Thomas or Genlyte has the right, but not the obligation to buy the other parties' interest in GTG (the "offer right"). If Thomas and Genlyte cannot agree on the terms, then GTG shall be sold to the highest bidder. Either party may participate in bidding for the purchase of GTG. As of February 8, 2003, neither party has the ability to exercise this right.

Summarized financial information reported by the affiliate and a summary of the amounts recorded in Thomas' consolidated financial statements follow. GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes. Therefore, Thomas and Genlyte are responsible for income taxes applicable to their share of GTG's taxable income. The net income reflected below for GTG does not include any provision for U.S. income taxes, which will be incurred by Thomas and Genlyte; however, amounts have been provided for foreign income taxes and certain U.S. franchise taxes. At December 31, 2002, Thomas' retained earnings include $41,960,000 of after-tax undistributed earnings from GTG accounted for on the equity method.

                                                             December 31
                                                       ------------------------
(In thousands)                                            2002        2001
-------------------------------------------------------------------------------
GTG BALANCE SHEETS
Cash and cash equivalents                              $  111,539  $   59,691
Accounts receivable, net                                  148,279     141,658
Inventories                                               136,470     132,932
Other current assets                                        8,850       8,763
                                                       ------------------------
Total current assets                                      405,138     343,044

Property, plant and equipment, net                        107,576     110,447
Goodwill, net                                             134,231     135,417
Other intangible assets, net                               25,125      25,045
Other assets                                                  911       5,168
                                                       ------------------------
Total assets                                           $  672,981  $  619,121
                                                       ========================

Current maturities of long-term debt                   $    4,100  $    3,284
Accounts payable                                           87,201      82,150
Payable to Genlyte Inc.                                    30,483      19,668
Accrued expenses and other                                 65,427      65,443
                                                       ------------------------
Total current liabilities                                 187,211     170,545

Long-term debt, less current portion                       33,028      36,989
Accrued pension                                            25,406      15,925
Other liabilities                                          11,361       9,659
Shareholders' equity                                      415,975     386,003
                                                       ------------------------
Total liabilities and shareholders' equity             $  672,981  $  619,121
                                                       ========================

                                                       Years ended December 31
                                                     ---------------------------
(In thousands)                                           2002          2001
--------------------------------------------------------------------------------
GTG INCOME STATEMENTS
Net sales                                            $  970,304    $  985,176
Cost of products sold                                   630,433       636,582
                                                     ---------------------------
Gross profit                                            339,871       348,594
SG&A expense                                            239,730       248,005
Amortization                                                851         6,007
                                                     ---------------------------
Operating profit                                         99,290        94,582
Interest expense, net                                       606         3,699
Minority interest                                           240           (54)
                                                     ---------------------------
Income before taxes                                      98,444        90,937
Income taxes(1)                                           7,804         6,064
                                                     ---------------------------
Net income                                           $   90,640    $   84,873
                                                     ===========================

Amounts recorded by Thomas:
   Investment(2)                                     $  188,810    $  179,219

   Equity income                                         28,804(3)     24,835(4)
   Distributions received                                13,785        11,592

(1) GTG is organized as a limited liability corporation (LLC) that has elected to be taxed as a partnership for U.S. income tax purposes, GTG is subject to foreign income taxes and certain U.S. franchise taxes.

(2) Thomas' investment in GTG exceeded its underlying equity in net assets by $55,699,000 at December 31, 2002 and 2001. This represents goodwill associated with the formation of GTG that is included in the GTG investment balance. For the year ended December 31, 2001, equity income was reduced by $2,116,000 representing straight-line amortization of the excess investment. No amortization was recorded for year ended
     December 31, 2002.

(3) Consists of $29,005,000 of equity income from GTG less $201,000 of expense for Thomas Industries stock options issued to GTG employees.

(4) Consists of $27,159,000 of equity income from GTG less $2,116,000 of amortization of Thomas' excess investment and $208,000 of expense for Thomas Industries' stock options issued to GTG employees.

The Company in the normal course of business has transactions with GTG. These transactions consist primarily of interest received from GTG under a note receivable of $22,287,000 which was paid off in November 2001 and reimbursement for other shared corporate expenses.

Receivables due from GTG as of December 31, 2002 and 2001 were $139,000 and $37,000, respectively.

For the years ended December 31, 2001 and 2000, the Company recorded interest on the note receivable of $1,012,000 and $1,543,000, respectively.

For the years ended December 31, 2002, 2001 and 2000, the Company recorded $230,000, $387,000 and $515,000, respectively, related to the reimbursement of shared corporate expenses.

6. INCOME TAXES
A summary of the provision for income taxes follows:

(In thousands)                                 2002        2001        2000
--------------------------------------------------------------------------------
Current:
   Federal                                  $   10,988  $   13,287  $   12,638
   State                                         1,681       1,647       1,952
   Foreign                                       5,162       2,981       2,613
                                            ------------------------------------
                                                17,831      17,915      17,203
Deferred:
   Federal and state                             1,780      (1,158)        659
   Foreign                                      (1,159)        113         351
                                            ------------------------------------
                                                   621      (1,045)      1,010
                                            ------------------------------------
Total provision for income taxes            $   18,452  $   16,870  $   18,213
                                            ====================================

The U.S. and foreign components of income before income taxes follow:

(In thousands)                                 2002        2001        2000
--------------------------------------------------------------------------------
United States                               $   42,709  $   38,090  $   41,175
Foreign                                          8,456       6,950       7,123
                                            ------------------------------------
Income before income taxes                  $   51,165  $   45,040  $   48,298
                                            ====================================

A reconciliation of the normal statutory federal income tax rate to the Company's effective income tax rate follows:

                                               2002        2001        2000
--------------------------------------------------------------------------------
U.S. statutory rate                             35.0%       35.0%       35.0%
State income taxes, net of federal tax benefits  2.4         2.4         2.7
Nondeductible amortization of intangible assets    -           1.2         1.2
Effect of foreign tax rates                       .5          .5         1.2
GTG foreign equity earnings recorded net of tax (2.9)       (2.4)       (2.0)
Change in valuation allowance                    1.6         (.5)        (.6)
Other                                            (.5)        1.3          .2
                                            ------------------------------------
Effective income tax rate                       36.1%       37.5%       37.7%
                                            ====================================

Deferred income taxes are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which gave rise to significant deferred tax assets and liabilities follow:

(In thousands)                                              2002        2001
--------------------------------------------------------------------------------
Deferred tax assets:
   Employee benefit obligations                          $   4,450   $     2,640
   Net operating loss carryforwards                          1,029         354
   Allowance for doubtful accounts receivable                  291         270
   Inventory reserves                                          597         772
   Compensation accruals                                     1,020         626
   Accrued liabilities and other                             3,360       1,246
                                                         -----------------------
                                                            10,747       5,908
Less valuation allowance                                    (1,029)       (354)
                                                         -----------------------
Net deferred tax asset                                       9,718       5,554

Deferred tax liabilities:
   Accelerated depreciation                                  5,127       4,494
   Investment in GTG                                         1,699         971
   Other                                                     3,648       2,941
                                                         -----------------------
                                                            10,474       8,406
                                                         -----------------------
Net deferred tax liability                               $     756   $   2,852
                                                         =======================

Classification:
   Net current assets                                    $   4,407   $   2,497
   Net long-term liabilities                                 5,163       5,349
                                                         -----------------------
Net deferred tax liabilities                             $     756   $   2,852
                                                         =======================

Deferred tax assets and liabilities are classified according to the related asset and liability classification on the consolidated balance sheets.

Management believes it is more likely than not the Company will realize the benefits of its deferred tax assets, net of the valuation allowance of $1,029,000. The valuation allowance is provided for income tax loss carryforward benefits for state income tax purposes and certain foreign jurisdictions (NOLs). The state tax NOLs expire over a two-year period beginning in 2009. The foreign tax NOLs can be carried forward from five to seven years and some portion indefinitely. Management believes that, based on a number of factors, the available evidence creates sufficient uncertainty regarding the realizability of these NOLs.

The Company's foreign subsidiaries have accumulated undistributed earnings ($29,593,000 at December 31, 2002). Under current tax regulations and with the availability of certain tax credits, it is management's belief, based on current estimates which could change, that the likelihood of the Company incurring significant taxes on any distribution of such accumulated earnings in excess of amounts provided for is remote.

The Company made federal, state and foreign income tax payments of $21,035,000 in 2002, $18,828,000 in 2001 and $12,496,000 in 2000.

7. LONG-TERM DEBT AND CAPITAL LEASES
Long-term debt at December 31 consisted of the following:

(In thousands)                                              2002        2001
--------------------------------------------------------------------------------
Revolving credit notes                                   $   78,000  $        -
Senior notes                                                 23,160      30,890
Capital leases                                               10,550          79
Industrial revenue bonds                                      1,250       1,250
Other                                                           449         507
                                                         -----------------------
                                                            113,409      32,726

Less: current maturities                                      9,362       7,788
                                                         -----------------------
Total long-term debt                                     $  104,047  $   24,938
                                                         =======================

The revolving credit notes of $78,000,000 at December 31, 2002, is the outstanding balance related to the Company's $120 million revolving line of credit agreement. One note is for $70,000,000 bearing interest at a 2.8% variable rate at December 31, 2002, based on the LIBOR rate plus a spread.

The other credit note is for $8,000,000 bearing interest at a 2.42% variable rate at December 31, 2002, also based on the LIBOR rate plus a spread. The revolving line of credit agreement expires in August 2005. The revolving line of credit agreement has a variable commitment fee, which was 0.25% as of December 31, 2002.

The senior notes bear interest at a 9.36% fixed rate and have annual maturities through January 2005.

The capital leases have terms ranging from 2.5 to 18.5 years, and are payable primarily in monthly installments with interest at rates ranging from 4.8% to 10.5%.

The Industrial Revenue Bond bears interest at a 1.67% variable rate at December 31, 2002, and requires no principal payments until maturity in July 2018.

The other remaining debt bears interest at a 4% fixed rate with maturities through 2009.

The fair value of the Company's long-term debt, including the current portion, at December 31, 2002 and 2001 was $115,950,000 and $35,969,000,
respectively.

Maturities of long-term debt, which includes all debt and capital leases are as follows: 2003-$9,362,000; 2004-$9,685,000; 2005-$87,084,000;
2006-$292,000; 2007-$309,000; and thereafter-$6,677,000.

Certain loan agreements of the Company include restrictions on working capital, operating leases, tangible net worth and the payment of cash dividends and stock distributions. Under the most restrictive of these arrangements, retained earnings of $102,269,000 were not restricted at December 31, 2002.

Cash paid for interest was $3,447,000 in 2002, $3,916,000 in 2001 and $4,316,000 in 2000.

8. SHAREHOLDERS' EQUITY
STOCK REPURCHASE PROGRAM
Thomas' Board of Directors in 1999 authorized the purchase of up to 2,373,000 shares of Thomas common stock in the open market. Through December 31, 2002, Thomas had repurchased 879,189 shares at a cost of $17,334,000. No purchases were made during 2002.

STOCK INCENTIVE PLANS
At the April 20, 1995 Annual Meeting, the Company's shareholders approved the Company's 1995 Incentive Stock Plan. An aggregate of 900,000 shares of common stock, plus all shares remaining under the Company's 1987 Incentive Stock Plan, were reserved for issuance under this Plan. At the April 15, 1999 Annual Meeting, the Company's shareholders approved a 750,000 share increase in the number of shares reserved for issuance under the 1995 Incentive Stock Plan. Under this Plan, options may be granted to employees at not less than market value at date of grant. All options granted have ten-year terms, and vest and become fully exercisable at the end of five years of continued employment. The Company's 1987 Incentive Stock Plan has been terminated, except with respect to outstanding options which may be exercised through 2005.

At the April 21, 1994 Annual Meeting, the Company's shareholders approved the Non-Employee Director Stock Option Plan. Under this Plan, each continuing non-employee director in office on the date of each annual meeting is awarded options to purchase 3,000 shares of common stock at not less than market value at date of grant. All options granted have 10-year terms, and vest and become fully exercisable as of the date granted. This Plan provides for options to be awarded at each annual meeting through 2004 or until 375,000 options have been granted. At December 31, 2002, there were six non-employee directors in office, and 207,000 options had been awarded under this Plan.

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

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123 (see Note 2, "Accounting Policies - Stock-Based Compensation"). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                               2002        2001        2000
--------------------------------------------------------------------------------
Risk-free interest rate                         3.0%        4.7%        5.1%
Expected life, in years                         6.5         6.5         6.5
Expected volatility                           0.321       0.313       0.283
Expected dividend yield                         1.4%        1.5%        1.5%

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

A summary of stock option activity for all plans follows:

                           2002                 2001                 2000
--------------------------------------------------------------------------------
                              WEIGHTED             Weighted             Weighted
                              AVERAGE              Average              Average
                     OPTIONS   PRICE      Options   Price      Options   Price
                    ------------------  ------------------   ------------------
Beginning of year   1,527,414 $  17.86   1,580,670 $  16.07  1,498,696 $  15.12
Granted               212,800    26.31     225,350    25.40    185,700    20.68
Exercised            (105,957)   11.71    (212,246)   12.03    (85,295)    8.74
Forfeited or expired  (17,898)   21.16     (66,360)   19.53    (18,431)   19.16
                    ------------------   ------------------   ------------------
End of year         1,616,359 $  19.34   1,527,414 $  17.86  1,580,670 $  16.07
                    ==================   ==================  ==================

Exercisable at end
  of year            985,028  $  16.22    903,663  $  15.34    921,575  $  13.87

The weighted average fair value of options granted was $6.67 in 2002, $6.42 in 2001 and $6.02 in 2000 using a Black-Scholes option pricing model. Options outstanding at December 31, 2002 had option prices ranging from $8.42 to $28.90 and expire at various dates between December 16, 2003 and December 9, 2012 (with a weighted-average remaining contractual life of 6.1 years). There are 453,900 shares reserved for future grant, of which 152,254 shares are reserved for the Non-Employee Director Stock Option Plan.

Included in the summary of stock option activity above, are options granted to GTG employees, which in accordance with SFAS 123, the Company has recorded compensation expense based on using a Black-Scholes option pricing model. This expense was $201,000 and $208,000 for 2002 and 2001, respectively, and is netted with the Company's equity income from GTG (see Note 5, "Equity Investments"). Since an expense is recorded related to these GTG options, there is no pro forma adjustment necessary.

In addition to the options listed above, 14,000 performance share awards were granted in December 2002, 11,000 performance share awards were granted in December 2001 and 10,600 performance share awards were granted in December 2000. Awards may be earned based on the total shareholder return of the Company during the three-year periods commencing January 1 following the grant date. A total of 11,639 shares were earned in 2002 from awards granted in December 1999, 1,000 shares were issued for 2001 from awards granted in December 1998 and 11,827 shares were earned in 2000 from awards granted in 1997.

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

9. EMPLOYEE BENEFIT PLANS
The Company has noncontributory defined benefit pension plans and contributory defined contribution plans covering its hourly union employees in the U.S. The defined benefit plans in the U.S. primarily provide flat benefits of stated amounts for each year of service. The Company's policy is to fund pension costs deductible for income tax purposes for these plans.

The Company also has noncontributory defined benefit pension plans covering certain employees of its foreign locations. These plans provide benefits to employees based on rate of pay and years of service. The foreign defined benefit plans are not funded.

The Company also sponsors defined contribution pension plans covering substantially all U.S. employees whose compensation is not determined by collective bargaining. Annual contributions are determined by the Board of Directors.

                                  Pension Benefits                   Other Post-
                       ---------------------------------------    retirement Benefits
                         Foreign Plans         U.S. Plans            (U.S. Plans)
                       ------------------   ------------------   -------------------
(In thousands)           2002     2001        2002     2001        2002     2001
-----------------------------------------   ------------------   ------------------
CHANGE IN BENEFIT
   OBLIGATIONS
Benefit obligations
  at beginning of year $ 1,449  $ 1,346     $ 6,961  $ 6,710     $ 1,061  $   692
Foreign exchange impact    263        -           -        -           -        -
Benefit obligations
   assumed in the
   Rietschle acquisition 6,084        -           -        -           -        -
Service cost               137       65         289      273          52       46
Interest cost              243       94         490      486          75       71
Plan amendments              -        -         215        -           -        -
Benefits paid              (88)      (2)       (391)    (642)        (48)     (42)
Actuarial (gain) loss      (32)     (54)        403      134         166      294
                       ------------------   ------------------   ------------------
Benefit obligations
   at end of year      $ 8,056  $ 1,449     $ 7,967  $ 6,961     $ 1,306  $ 1,061
                       ==================   ==================   ==================

CHANGE IN PLAN ASSETS
Value of plan assets
  at beginning of year $     -  $     -     $ 6,334  $ 7,079     $     -  $     -
Actual return on plan
   assets                    -        -         (47)    (353)          -        -
Employer contributions       -        -       1,330      250          48       42
Benefits paid                -        -        (391)    (642)        (48)     (42)
                       ------------------   ------------------   ------------------
Value of plan assets
   at end of year      $     -  $     -     $ 7,226  $ 6,334     $     -  $     -
                       ==================   ==================   ==================


The defined benefit plans' assets of the U.S. plans at December 31, 2002 consisted primarily of listed stocks and bonds, including 14,430 shares of Company common stock having a market value of $376,000 at that date.

                                  Pension Benefits                   Other Post-
                       ---------------------------------------    retirement Benefits
                         Foreign Plans         U.S. Plans            (U.S. Plans)
                       ------------------   ------------------   -------------------
(In thousands)           2002     2001        2002     2001        2002     2001
-----------------------------------------   ------------------   ------------------
FUNDED STATUS OF THE
  PLANS
Assets less accumulated
   obligations         $(8,056) $(1,449)    $  (741) $  (627)    $(1,306) $(1,061)
Unrecognized actuarial
   loss                    152      129       2,028    1,002         350      161
Unrecognized transition
   obligations               -        -           6        9           -        -
Unrecognized prior
   service cost              -        -         684      523         187      205
                       ------------------   ------------------   ------------------
Net asset (liability)
   recognized at end
   of year             $(7,904) $(1,320)    $ 1,977  $   907     $  (769) $  (695)
                       ==================   ==================   ==================


Accumulated benefit obligations exceeded plan assets for all pension plans as of December 31, 2002. The accumulated benefit obligation and plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $8,047,000 and $5,961,000 as of December 31, 2001.

                                  Pension Benefits                   Other Post-
                       ---------------------------------------    retirement Benefits
                         Foreign Plans         U.S. Plans            (U.S. Plans)
                       ------------------   ------------------   ------------------
(In thousands)           2002     2001        2002     2001        2002     2001
-----------------------------------------   ------------------   ------------------
BALANCE SHEET ASSETS
   (LIABILITIES)
Prepaid benefit costs  $     -  $     -     $     -  $    38     $     -  $     -
Accrued benefit
   liabilities          (7,904) ( 1,320)       (741)    (636)       (769)    (695)
Intangible assets            -        -         690      531           -        -
Accumulated other
   comprehensive income      -        -       2,028      974           -        -
                       ------------------   ------------------   ------------------
Net asset (liability)  $(7,904) $(1,320)    $ 1,977  $   907     $(769)   $(695)
   recognized at end
   of year
                       ==================   ==================   ==================


                                       Pension Benefits
                                                                            Other Post-
                           ------------------------------------------   retirement Benefits
                              Foreign Plans           U.S. Plans           (U.S. Plans)
                           ---------------------   ------------------   -------------------
                              2002       2001        2002     2001        2002     2001
ASSUMPTIONS AS OF
   DECEMBER 31
Discount rate              6.00%-7.00%  7.00%       6.75%    7.25%       6.75%    7.25%
Expected return on plan             -      -        8.00%    9.00%          -        -
   assets
Initial health care cost            -      -           -        -       12.00%   10.00%
   trend rate
Ultimate health care cost           -      -           -        -        5.50%    5.50%
   trend rate
Year ultimate rate is                                                    2011     2008
   achieved


A one-percentage-point change in the assumed health care cost trend rate would not have a significant effect on the other postretirement benefits amounts reported above.

The following table details the components of pension and other postretirement benefit costs.

                                Pension Benefits
                  ---------------------------------------------    Other Postretirement
                     Foreign Plans             U.S. Plans          Benefits (U.S. Plans)
                  --------------------   ----------------------   -----------------------
(In thousands)     2002   2001   2000      2002    2001   2000      2002   2001    2000
--------------------------------------   -----------------------  -----------------------
Service cost      $ 137  $  65  $  66     $ 289   $ 273  $ 166     $  52  $  46   $  24
Interest cost       243     94     92       490     486    467        75     71      48
Expected return
  on plan assets      -      -      -      (610)   (611)  (618)        -      -       -
Other amortization
  and deferral        -      -      -        91      66     50        19     19      19
                  ---------------------   ----------------------   ----------------------
                  $ 380  $ 159  $ 158     $ 260   $ 214  $  65     $ 146  $ 136   $  91
                  =====================   ======================   ======================


Thomas sponsors various defined contribution plans to assist eligible employees in providing for retirement or other future needs. Company contributions to these plans amounted to $1,364,000 in 2002, $1,106,000 in 2001 and $1,183,000 in 2000.

10. LEASES, COMMITMENTS AND CONTINGENCIES
Rental expense for building, machinery and equipment was $3,875,000 in 2002, $2,702,000 in 2001 and $2,562,000 in 2000. Future minimum rentals under non-cancelable operating leases are as follows: 2003-$4,401,000;
2004-$3,637,000; 2005-$2,908,000; 2006-$2,499,000; 2007-$1,864,000 and
thereafter-$3,661,000.

The Company had letters of credit outstanding in the amount of $4,410,000 at December 31, 2002.

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

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
A summary of accrued expenses and other current liabilities follows:

(In thousands)                                             2002        2001
--------------------------------------------------------------------------------
Accrued wages, taxes and withholdings                   $    7,866  $    3,701
Accrued insurance                                            1,657       1,543
Accrued interest                                             1,270       1,347
Accrued warranty expense                                     2,674       1,018
Other current liabilities                                    7,975       4,129
                                                        ------------------------
Total accrued expenses and other current liabilities    $   21,442  $   11,738
                                                        ========================

12. INDUSTRY SEGMENT INFORMATION
Industry segment information follows:

(In thousands)                                 2002        2001        2000
--------------------------------------------------------------------------------
REVENUES
Sales and operating revenues--
   Pump and Compressor(1)                   $  240,602  $  184,382  $  188,824
                                            ====================================

OPERATING INCOME (LOSS)
   Pump and Compressor(1)                   $   31,675  $   28,488  $   31,607
   Lighting (GTG)                               28,804      24,835      24,575
   Corporate                                    (5,966)     (6,142)     (7,688)
                                            ------------------------------------
                                            $   54,513  $   47,181  $   48,494
                                            ====================================

ASSETS
   Pump and Compressor(1)                   $  287,167  $  107,386  $  107,577
   Lighting (GTG)                              188,810     179,219     168,954
   Corporate                                    15,039      20,109      29,581
                                            ------------------------------------
                                            $  491,016  $  306,714  $  306,112
                                            ====================================

INVESTMENT IN EQUITY AFFILIATES
   Lighting (GTG)                           $  188,810  $  179,219  $  168,954
                                            ====================================

EXPENSES NOT AFFECTING CASH
Depreciation and amortization
   Pump and Compressor(1)                   $   10,312  $    8,188  $    7,698
   Corporate                                       156         208         225
                                            ------------------------------------
                                            $   10,468  $    8,396  $    7,923
                                            ====================================

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
   Pump and Compressor(1)                   $    8,208  $    8,514  $   10,849
   Corporate                                       150          34          39
                                            ------------------------------------
                                            $    8,358  $    8,548  $   10,888
                                            ====================================

(1) Includes Rietschle after the August 29, 2002 acquisition date.

Intersegment and interlocation sales are not significant and have been eliminated from the above tabulation. Operating income by segment is gross profit less operating expenses, excluding interest, general corporate expenses, other income and income taxes.

Information by geographic area follows:

(In thousands)                                 2002        2001        2000
--------------------------------------------------------------------------------
REVENUES(1)(2)
Total net sales including intercompany
sales
   North America                            $  144,481  $  133,997  $  139,775
   Europe                                      103,242      55,715      55,263
   Asia Pacific                                 18,562      10,385       9,300
                                            ------------------------------------
                                            $  266,285  $  200,097  $  204,338
                                            ====================================

Intercompany sales
   North America                            $  (13,139) $   (8,748) $   (9,115)
   Europe                                      (12,530)     (6,967)     (6,399)
   Asia Pacific                                    (14)          -           -
                                            ------------------------------------
                                            $  (25,683) $  (15,715) $  (15,514)
                                            ====================================

Net sales to unaffiliated customers
   North America                            $  131,342  $  125,249  $  130,660
   Europe                                       90,712      48,748      48,864
   Asia Pacific                                 18,548      10,385       9,300
                                            ------------------------------------
                                            $  240,602  $  184,382  $  188,824
                                            ====================================

PROPERTY, PLANT AND EQUIPMENT(2)
   North America                            $   32,069  $   32,914  $   32,189
   Europe                                       58,901       6,601       6,951
   Asia Pacific                                    621         255         381
                                            ------------------------------------
                                            $   91,591  $   39,770  $   39,521
                                            ====================================

(1) Revenues are attributed to geographic areas based on the location of the selling entity.
(2) Includes Rietschle after the August 29, 2002 acquisition date.

Net exposed assets at December 31, 2002 are $74,274,000 and $21,131,000 for Europe and Asia Pacific, respectively.

13. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
Unaudited quarterly results of operations follow (in thousands, except share data):

                   Net Sales               Gross Profit               Net Income
             -----------------------   ----------------------   -----------------------
                2002       2001           2002       2001          2002        2001
------------------------------------   ----------------------   -----------------------
1st Qtr.     $  46,057  $  49,696      $  16,895  $  18,301     $   7,421   $   7,280
2nd. Qtr.       49,928     46,915         18,009     16,753         8,636       7,328
3rd. Qtr.       59,241     44,008         21,176     15,395         7,985       6,605
4th Qtr.        85,376     43,763         29,618     15,308         8,650       6,957
             -----------------------   ----------------------   -----------------------
             $ 240,602  $ 184,382         85,698     65,757        32,692      28,170
             =======================   ======================   =======================

                Basic Net Income        Diluted Net Income
                   Per Share                 Per Share
             -----------------------   ----------------------
                2002       2001           2002       2001
------------------------------------   ----------------------
1st Qtr.     $    0.49  $    0.48      $    0.47  $    0.47
2nd. Qtr.         0.57       0.48           0.54       0.47
3rd. Qtr.         0.50       0.43           0.49       0.42
4th Qtr.          0.51       0.46           0.49       0.45
             -----------------------   ----------------------
             $    2.06  $    1.86      $    2.00  $    1.80
             =======================   ======================


REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of Thomas Industries Inc.:

We have audited the accompanying consolidated balance sheet of Thomas Industries Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2002 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Thomas Industries Inc. and subsidiaries as of December 31, 2001 and for the year then ended, were audited by other auditors whose report dated January 25, 2002, expressed an unqualified opinion on those statements.

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

In our opinion, the 2002 and 2000 financial statements referred to above present fairly, in all material respects, the financial position of Thomas Industries Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002 and 2000 in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of Thomas Industries Inc. and subsidiaries as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to these disclosures in Note 2 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and equity method goodwill as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/ Ernst & Young LLP

Louisville, Kentucky
February 8, 2003

BELOW IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THOMAS INDUSTRIES INC.'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP, AS ARTHUR ANDERSEN LLP CEASED OPERATIONS IN AUGUST 2002.

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

/s/ Arthur Andersen LLP

Louisville, Kentucky
January 25, 2002


FIVE YEAR SUMMARY OF OPERATIONS AND STATISTICS

                                                   Years ended December 31
                                   -------------------------------------------------------------------------
(Dollars in thousands, except per     2002(A)        2001           2000             1999            1998
     share)
------------------------------------------------------------------------------------------------------------
EARNINGS STATISTICS
    Net sales                      $   240,602    $  184,382     $   188,824     $   177,802    $   178,836
    Cost of products sold              154,904       118,625         120,835         113,752        113,934
    Selling, general, and
     administrative expenses            59,989        43,411          44,070          41,914         40,805
    Equity income from GTG              28,804        24,835          24,575          23,147         20,323
    Interest expense                     3,370         3,630           3,995           4,601          6,199
    Income before income taxes and
     minority interest                  51,165        45,040          48,298(B)       42,209         39,406
    As a percentage of net sales          21.3%         24.4%           25.6%           23.7%          22.0%
    Income taxes                        18,452        16,870          18,213          16,059         14,896
    Effective tax rate                    36.1%         37.5%           37.7%           38.1%          37.8%
    Net income                          32,692        28,170          30,085(C)       26,150         24,510
                                   --------------------------------------------------------------------------

FINANCIAL POSITION
    Working capital                $    82,030    $   45,978     $    30,677     $    32,244    $    31,564
    Current ratio                     2.7 to 1      2.5 to 1        1.9 to 1        2.1 to 1       2.0 to 1
    Property, plant and equipment-net   91,591        39,770          39,521          36,151         35,215
    Total assets                       491,016       306,714         306,112         292,398        281,179
    Return on ending assets                6.7%          9.2%            9.8%            8.9%           8.7%
    Long-term debt, less current
     portion                           104,047        24,938          40,727          40,513         48,298
    Long-term debt to equity              33.1%         10.5%           18.7%           19.3%          25.3%
    Long-term debt to capital             24.9%           9.5%          15.8%           16.2%          20.2%
    Shareholders' eq uity              314,367        237,713        217,402         209,482        190,687
    Return on beginning
     shareholders' equity                 13.8%          13.0%          14.4%           13.7%          14.1%
                                   --------------------------------------------------------------------------

DATA PER COMMON SHARE
    Net income - diluted           $      2.00    $      1.80    $      1.91(C)  $      1.62    $      1.50
    Cash dividends declared               0.34           0.34           0.30            0.30           0.30

    Shareholders' equity                 17.84          15.16          14.09           12.97          11.73
    Price range                          30.50          29.50          23.25           22.31          26.63
                                            to             to             to              to             to
                                         22.50          20.19          17.50           16.13          17.06
    Closing price                        26.06          25.00          23.25           20.44         19.625
    Price / earnings ratio                13.0           13.9           12.2            12.6           13.1
                                   --------------------------------------------------------------------------

OTHER DATA
    Cash dividends declared        $     5,502    $     5,162    $     4,621     $     4,738    $     4,766
    Expenditures for property,
     plant and equipment                 8,358          8,548         10,888           7,953          7,687
    Depreciation and intangible
     amortization
    Goodwill amortization(D)               n/a            483            460             415            366
    Average number of employees          1,447          1,110          1,085           1,030          1,050
    Average sales per employee           166.3          166.1          174.0           172.6          170.3
    Number of shareholders of record     1,991          2,064          2,193           2,248          1,950
    Average number of diluted
     common shares outstanding      16,375,000     15,621,000     15,777,492      16,181,507     16,382,928
    Actual number common shares
     outstanding                    17,125,291     15,233,172     15,051,303      15,759,454     15,741,509
    Market capitalization              446,285        380,829        349,943         322,123        308,927
                                   --------------------------------------------------------------------------

SEGMENT INFORMATION

    Net Sales - Pumps and
     Compressors                   $   240,602    $   188,824    $   188,824     $   177,802    $   178,836
                                   ==========================================================================

    Operating Income
     Pumps and Compressors          $  31,675  $  28,488  $  31,607   $  29,556 $  30,743
     Lighting(E)                       28,804     24,835     24,575      23,147    20,323
     Corporate expenses                (5,966)    (6,142)    (7,688)     (7,420)   (6,646)
                                   --------------------------------------------------------------------------
    Total Operating Income          $  54,513  $  47,181  $  48,494   $  45,283 $  44,420
                                   ==========================================================================

Note: See accompanying Notes to Consolidated Financial Statements and
Management's Discussion and Analysis of Financial Condition and Results of
Operations

(A)  Includes Rietschle results since the acquisition date on August 29, 2002.

(B) Includes $1,632,000 of pre-tax gains related to insurance proceeds and sale of securities; also includes a $ 1,000,000 pre-tax charge related to environmental costs.

(C) Includes $ 1,315,000, or $.09 per share, of after-tax gains related to insurance proceeds and sale of securities; also includes a $ 623,000, or $.04 per share, after-tax charge related to environmental costs.

(D) In accordance with SFAS No. 142, goodwill is no longer amortized, effective January 1, 2002 (see Note 2 in the consolidated financial statements).

(E) Includes the Company's earnings from its 32% interest in the GTG joint venture (see Note 5 in the consolidated financial statements).
